UniCredit Group


10016441


Make it simple. It's *easy* with UniCredit.

Consolidated First Half Financial Report as at June 30, 2010

We UniCredit people are committed to generating value for our customers.

As a leading European bank, we are dedicated to the development of the communities in which we live, and to being a great place to work.

We aim for excellence and we consistently strive to be easy to deal with.

These commitments will allow us to create sustainable value for our shareholders.

UniCredit Group

UniCredit Group


Make it simple. It's easy with UniCredit.

Consolidated First Half Financial Report as at June 30, 2010

Marco Colacicco,
Private Banking Client – Italy

«I presented my relationship manager at UniCredit Private Banking with a business proposal on December 30th. Frankly, due to the Christmas holiday, I knew it was a long shot to expect a quick response to a request for a large long-term loan on just three weeks' notice. Nonetheless, in the first week of January I turned in all the documentation, except for the building report, and after only two weeks, on January 25th, I was told that UniCredit Private Banking had put the requested credit line at our disposal. I was extremely satisfied by this prompt action and have since decided to move significant additional assets to the bank in the form of deposits and funds.»

It's easy with UniCredit.



Contents

Notes

The following conventional symbols have been used in the tables:

- **a dash** (-) indicates that the item/figure is inexistent;
- **two stops** (..) or (**n.s.**) when the figures do not reach the minimum considered significant or are not in any case considered significant;
- **"N.A."** indicates that the figure is not available.

Any discrepancies between data given in the Consolidated First Half Financial Report are due to the effect of rounding.

Dace Markeviča
Uralchem Trading Sia
Corporate Banking Client - Latvia

«Uralchem Trading has the assurance that every time, even when it comes to fairly simple banking transactions like payments, UniCredit Bank will look for and find mutually beneficial solutions. The bank's professional staff always offers helpful advice on successful business operations, thereby laying the foundation for mutual trust and a long-term partnership.»

It's easy with UniCredit.



Introduction

Board of Directors, Board of Statutory Auditors and External Auditors

Board of Directors

Dieter Rampl	Chairman
Luigi Castelletti	First Deputy Chairman
Farhat Omar Bengdara Vincenzo Calandra Buonaura Fabrizio Palenzona	Deputy Chairmen
Alessandro Profumo	CEO
Giovanni Belluzzi Manfred Bischoff Enrico Tommaso Cucchiani Donato Fontanesi Francesco Giacomin Piero Gnudi Friedrich Kadrnoska Marianna Li Calzi Salvatore Ligresti Luigi Maramotti Antonio Maria Marocco Carlo Pesenti Lucrezia Reichlin Hans-Jürgen Schinzler Theodor Waigel Anthony Wyand Franz Zwickl	Directors
Lorenzo Lampiano	Company Secretary

Board of Statutory Auditors

Maurizio Lauri	Chairman
Cesare Bisoni Vincenzo Nicastro Michele Rutigliano Marco Ventoruzzo	Standing Auditors
Massimo Livatino Paolo Domenico Sfameni	Alternate Auditors
KPMG S.p.A.	**External Auditors**
Marina Natale	**Nominated Official in charge of drawing up Company Accounts**

UniCredit S.p.A.
Registered Office: Rome, A. Specchi, 16
General Management: Milan, Piazza Cordusio
Registration number in the Rome Trade and Companies Register, tax Code and VAT No. 00348170101
Entered in the Register of Banks
Parent Company of the UniCredito Italiano Banking Group
Banking Group Register No. 3135.1
Member of the Interbank Deposit Protection Fund
Capital Stock: €9,648,790,961.50 fully paid in

Prefatory Note to the Consolidated First Half Financial Report

General aspects

This **Consolidated First Half Financial Report** was compiled under Article 154-ter, paragraph 2 of Legislative Decree No. 58 of February 24, 1998, in accordance with IAS/IFRS international accounting standards, as indicated by IAS 34 on Interim Financial Reporting, in the summary version provided for in paragraph 10, instead of the full reporting provided for annual accounts.

As indicated in the Consolidated Financial Statement as of December 31, 2009, this Consolidated First-Half Financial Report was modified to take into account the **first update to the Bank of Italy Circular No. 262/2005 of November 18, 2009,** which incorporated recent changes to the International Accounting Standards (IAS/IFRS) and brought the banking financial statement outlines of the regulatory authorities closer to the IAS/IFRS harmonized in Europe (FINREP). In this regard, please see Part A – Accounting Policies of the Condensed Interim Consolidated Financial Statement.

Press releases on significant events during the period, the market presentation on second quarter results, and the public disclosure under Pillar III of Basel 2 are also available on UniCredit's website.

Any discrepancies between data disclosed in the Consolidated Fist Half Financial Report or between the Interim Report on Operations and the Condensed Interim Consolidated Financial Statements are solely due to the effect of rounding.

Preparation criteria

The Consolidated First Half Financial Report includes:

- **the Interim Report on Operations** using reclassified financial statement formats, including not only comments on the results for the period and on other main events, but also the additional financial information required by the CONSOB in Communiqué No. 6064293 dated July 28, 2006 (in particular the comparisons between reclassified formats and mandatory ones);
- **the Condensed Interim Consolidated Accounts,** stated in comparison with those for 2009; specifically, as provided for by IAS 34, the balance sheet has been compared with the figures as at December 31, 2009, while the Income Statement, the Statement of Comprehensive Income, the Change in Shareholders' Equity and the Cash Flow Statement are compared with the corresponding figures for the first half of the previous year;
- **the Explanatory Notes,** which include not only the detailed information required by IAS 34, stated according to the formats adopted in the financial statements, but also the additional information required by the CONSOB and the information deemed useful for providing a true picture of the consolidated corporate standing;
- **the Certification of the Condensed Interim Consolidated Financial Statements** pursuant to Article 81-ter of CONSOB Regulation No. 11971 of May 14, 1999 and subsequent amendments and addenda;
- **the Auditor's Report** by KPMG S.p.A. as a limited review.

As already indicated in the 2009 financial statements, the quarterly results published in the first and second quarters of 2009 were reclassified by moving private equity income from "Net trading, hedging and fair value income" to "Net investment income."

Scope of consolidation

In the first six months of 2010, there were no major changes in the scope of consolidation. However, figures were restated, as necessary, on an equivalent basis to take into account any changes in the same area or operating area, as well as reclassifications of assets held for sale pursuant to IFRS 5.

Changes that occurred refer to 9 fully consolidated subsidiaries, which increased from 679 as at December 2009 to 688 as at June 2010, while proportionally consolidated entities are 17, unchanged with respect to December 2009. Companies consolidated at equity increased from 42 at December 2009 to 53 at June 2010, with a rise of 11 companies.

For further details see Explanatory Notes Part A - Accounting Policies - Section 3 - Consolidation Procedures and Scope.

Non-current assets and disposal groups held for sale

The main assets reclassified, on the basis of IFRS 5, under non-current assets and disposal groups held for sale on the balance sheet as of June 30, 2010 are those related to the investment in IRFIS Mediocredito della Sicilia S.p.A. and in UniCredit Suisse Bank SA. As regards the latter, an agreement was reached with the current Management of UniCredit Suisse Bank. The management will take over UniCredit Private Banking shareholding, with the support of a highly reputable domestic investor: Banca dello Stato del Cantone Ticino. The agreement signed on July 22 is subject to the authorization by FINMA, which is expected by the end of September 2010.

Segment Reporting (Summary)

UniCredit Group confirmed the organizational model adopted in 2009 which led to setting up three Strategic Business Areas (SBA), viz.: (i) Retail Banking, (ii) Corporate & Investment Banking and Private Banking, and (iii) Global Banking Services, headed by the three Deputy CEOs.

The SBAs are responsible for Business Units (BU), which correspond to the former divisions, with the exception of Asset Management, whose Head, together with the Head of the CEE Divisionalization Program, reports directly to the CEO.

However, segment reporting is presented and commented by business division, in line with the current practice in management reporting of Group results, as follows: Retail Banking, Corporate & Investment Banking, Private Banking, Asset Management, Central & Eastern Europe (starting from second quarter 2010, the results of Poland are included in the respective business areas). The income statements of the previous periods have been restated to consider these changes in the perimeter.

Profit and loss data are given in the items of the reclassified income statement down to operating profit, except for the CEE, for which a net profit figure is given.

It should also be remembered that some CAIB companies were migrated from the CIB segment to the CEE segment during the first quarter of 2010. Prior-period profit and loss data have been restated to take these changes in scope into account; in particular, the CEE and CIB data were restated to account for the transfer of the company IMB Leasing during the fourth quarter of 2009.

Talgat Baimagambetov,
ALSI
Corporate Banking Client – Kazakhstan

«Our company has been a client of ATF Bank from the day it opened. Then the bank became part of UniCredit Group, expanded its international offerings and implemented a new service model in 2009. This means that we deal with a single relationship manager for all of the bank's basic products. This bank, which we already trust, has been improving its service, and that's very important to us. Now my bank offers very fast turnaround times.»

It's easy with UniCredit.



Interim Report on Operations

Unless otherwise indicated, all amounts are in **millions of euros.**

Highlights

Income Statement

(€ million)

	H1		
	2010	2009	CHANGE
Operating income [1]	13,299	14,398	- 7.6%
of which: - net interest	*8,090*	*9,518*	*- 15.0%*
- net fees and commissions	*4,379*	*3,735*	*+ 17.2%*
Operating costs	(7,817)	(7,690)	+ 1.6%
Operating profit [1]	5,482	6,708	- 18.3%
Profit before tax	1,648	1,929	- 14.6%
Net Profit attributable to the Group	**669**	**937**	**- 28.6%**

1. H1 2009 figures published are modified due to the reclassification of results of **private equity** investments from "Net trading, hedging and fair value income" to "Net income from investments".

Balance Sheet

(€ million)

	AMOUNTS AS AT		
	06.30.2010	12.31.2009	CHANGE
Total assets	954,644	928,760	+ 2.8%
Financial assets held for trading	152,100	133,894	+ 13.6%
Loans and receivables with customers	558,770	564,986	- 1.1%
of which: - impaired loans	*34,880*	*31,049*	*+ 12.3%*
Financial liabilities held for trading	139,487	114,045	+ 22.3%
Deposits from customers and debt securities in issue	577,346	596,396	- 3.2%
of which: - deposits from customers	*390,891*	*381,623*	*+ 2.4%*
- securities in issue	*186,454*	*214,773*	*- 13.2%*
Shareholders' Equity	**64,428**	**59,689**	**+ 7.9%**

The figures in these tables refer to reclassified balance sheet and income statement.

Staff and Branches

	AS AT		
	06.30.2010	12.31.2009	CHANGE
Employees [1]	161,857	165,062	-3.204
Employees (subsidiaries are consolidated proportionately)	151,748	155,000	-3.252
Branches [2]	9,578	9,799	-221
of which: - Italy	*4,527*	*4,696*	*-169*
- Other countries	*5,051*	*5,103*	*-52*

1. "Full time equivalent" data (FTE): number of employees counted for the rate of presence. These figures include all employees of subsidiaries consolidated proportionately, such as Koç Financial Services Group employees.
2. These figures include all branches of subsidiaries consolidated proportionately, such as Koç Financial Services branches.

Profitability Ratios

	H1		
	2010	2009	CHANGE
EPS (€)[1]	0.07	0.11	-0.04
ROE[2]	2.7%	4.2%	- 1.5
Cost/income ratio	58.8%	53.4%	+ 5.4
EVA (€ million)[3]	(872)	(653)	- 219

1. Annualized figures. For the purposes of calculating H1 2010 EPS, net profit for the period of €669 million was changed to €592 million due to disbursements made in connection with the foreseen use of treasury shares agreed under the "cashes" transaction, and charged to equity.
€48 million was deducted from first half 2009 net profit of € 937 million due to disbursements charged to equity made in connection with the contract of usufruct on treasury shares agreed under the "cashes" transaction.
2. Annualized figures. Calculated on the basis of the average Shareholders' Equity for the period (excluding dividends to be distributed and reserves in respect of AfS assets and cash-flow hedge), net of goodwill arising from the business combination with HVB and Capitalia, which were carried out with an exchange of shares and recorded in accordance with IFRS 3.
3. Economic Value Added, equal to the difference between NOPAT (net operating profit after taxes) and the cost of capital. 2009 figures were recasted, where necessary, on a like-to-like basis to consider changes in scope of business segments and computation rules.

Risk Ratios

	AS AT		
	06.30.2010	12.31.2009	CHANGE
Net non-performing loans to customers / Loans to customers	2.66%	2.25%	0.42
Net impaired loans to customers / Loans to customers	6.24%	5.50%	0.75

Capital Ratios

		AS AT 31.12.2009[1]	
	AS AT 06.30.2010	AFTER CAPITAL STRENGHTENING	BEFORE CAPITAL STRENGHTENING
Capital for regulatory purposes (€ million)	58,472	58,257	54,372
Total risk weighted assets (€ million)	459,047	452,388	452,388
Core Tier 1 Ratio	**8.41%**	**8.47%**	**7.62%**
Total regulatory capital/Total risk-weighted assets	**12.74%**	**12.88%**	**12.02%**

1. 2009 After Capital Increase figures include the capital increase announced on September 29, 2009 and concluded on February 24, 2010.

Ratings

	SHORT-TERM DEBT	MEDIUM AND LONG-TERM	OUTLOOK
Fitch Ratings	F-1	A	NEGATIVE
Moody's Investors Service	P-1	Aa3	STABLE
Standard & Poor's	A-1	A	STABLE

Condensed Accounts

Consolidated Balance Sheet

(€ million)

	AMOUNTS AS AT		CHANGE	
ASSETS	06.30.2010	12.31.2009	AMOUNT	PERCENT
Cash and cash balances	7,225	11,987	- 4,762	- 39.7%
Financial assets held for trading	152,100	133,894	+ 18,206	+ 13.6%
Loans and receivables with banks	80,295	78,269	+ 2,026	+ 2.6%
Loans and receivables with customers	558,770	564,986	- 6,216	- 1.1%
Financial investments	76,679	64,273	+ 12,406	+ 19.3%
Hedging instruments	17,520	13,786	+ 3,734	+ 27.1%
Property, plant and equipment	12,148	12,089	+ 59	+ 0.5%
Goodwill	20,808	20,491	+ 317	+ 1.5%
Other intangible assets	5,213	5,332	- 119	- 2.2%
Tax assets	12,375	12,577	- 202	- 1.6%
Non-current assets and disposal groups classified as held for sale	853	622	+ 231	+ 37.1%
Other assets	10,658	10,454	+ 204	+ 2.0%
Total assets	**954,644**	**928,760**	**+ 25,884**	**+ 2.8%**

(€ million)

	AMOUNTS AS AT		CHANGE	
LIABILITIES AND SHAREHOLDERS' EQUITY	06.30.2010	12.31.2009	AMOUNT	PERCENT
Deposits from banks	115,363	106,800	+ 8,563	+ 8.0%
Deposits from customers and debt securities in issue	577,346	596,396	- 19,050	- 3.2%
Financial liabilities held for trading	139,487	114,045	+ 25,442	+ 22.3%
Financial liabilities designated at fair value	1,423	1,613	- 190	- 11.7%
Hedging instruments	16,505	12,679	+ 3,826	+ 30.2%
Provisions for risks and charges	7,957	7,983	- 26	- 0.3%
Tax liabilities	6,229	6,451	- 222	- 3.4%
Liabilities included in disposal groups classified as held for sale	403	312	+ 91	+ 29.0%
Other liabilities	22,178	19,590	+ 2,588	+ 13.2%
Minorities	3,326	3,202	+ 124	+ 3,9%
Group Shareholders' Equity	64,428	59,689	+ 4,739	+ 7.9%
- Capital and reserves	*63,664*	*57,671*	*+ 5,993*	*+ 10.4%*
- Available-for-sale assets fair value reserve and cash-flow hedging reserve	*95*	*316*	*- 221*	*- 69.8%*
- Net profit	*669*	*1,702*	*- 1,033*	*- 60.7%*
Total liabilities and Shareholders' Equity	**954,644**	**928,760**	**+ 25,884**	**+ 2.8%**

Consolidated Income Statement

(€ million)

	H1		CHANGE		
	2010	2009	€M	PERCENT	ADJUSTED[1]
Net interest	7,895	9,360	- 1,465	- 15.7%	- 16.5%
Dividends and other income from equity investments	195	158	+ 37	+ 23.4%	+ 22.4%
Net interest income	**8,090**	**9,518**	**- 1,428**	**- 15.0%**	**- 15.8%**
Net fees and commissions	4,379	3,735	+ 644	+ 17.2%	+ 15.5%
Net trading, hedging and fair value income	618	936	- 318	- 34.0%	- 36.6%
Net other expenses/income	213	209	+ 4	+ 1.9%	- 9.1%
Net non-interest income	**5,209**	**4,880**	**+ 329**	**+ 6.8%**	**+ 4.3%**
OPERATING INCOME	**13,299**	**14,398**	**- 1,099**	**- 7.6%**	**- 9.0%**
Payroll costs	(4,653)	(4,545)	- 108	+ 2.4%	+ 1.7%
Other administrative expenses	(2,742)	(2,750)	+ 8	- 0.3%	- 1.4%
Recovery of expenses	209	211	- 2	- 1.0%	- 1.3%
Amortisation, depreciation and impairment losses on intangible and tangible assets	(631)	(606)	- 25	+ 4.1%	+ 1.7%
Operating costs	**(7,817)**	**(7,690)**	**- 127**	**+ 1.6%**	**+ 0.7%**
OPERATING PROFIT	**5,482**	**6,708**	**- 1,226**	**- 18.3%**	**- 20.0%**
Goodwill impairment	(162)	-	- 162	n.s.	n.s.
Provisions for risks and charges	(262)	(223)	- 39	+ 17.3%	+ 16.6%
Integration costs	(11)	(309)	+ 298	- 96.4%	- 96.4%
Net write-downs of loans and provisions for guarantees and commitments	(3,507)	(4,081)	+ 574	- 14.1%	- 14.4%
Net income from investments	107	(166)	+ 273	n.s.	n.s.
PROFIT BEFORE TAX	**1,648**	**1,929**	**- 281**	**- 14.6%**	**- 21.0%**
Income tax for the period	(745)	(697)	- 48	+ 6.9%	+ 4.3%
PROFIT (LOSS) FOR THE PERIOD	**903**	**1,232**	**- 329**	**- 26.7%**	**- 34.8%**
Minorities	(119)	(166)	+ 47	- 28.5%	- 33.6%
NET PROFIT ATTRIBUTABLE TO THE GROUP BEFORE PPA	**784**	**1,066**	**- 282**	**- 26.4%**	**- 34.9%**
Purchase Price Allocation effect[2]	(115)	(129)	+ 14	- 10.5%	- 10.2%
NET PROFIT ATTRIBUTABLE TO THE GROUP	**669**	**937**	**- 268**	**- 28.6%**	**- 38.2%**

Notes:

H1 2009 figures published are modified due to the reclassification of results of **private equity** investments from "net trading, hedging and fair value income" to "net income from investments".

1. Changes at constant foreign exchange rates and perimeter.
2. Mainly due to business combination with Capitalia.

Quarterly Figures

Consolidated Balance Sheet

(€ million)

	AMOUNTS AS AT		AMOUNTS AS AT			
ASSETS	**06.30.2010**	**03.31.2010**	**12.31.2009**	**09.30.2009**	**06.30.2009**	**03.31.2009**
Cash and cash balances	7,225	5,796	11,987	6,442	6,514	5,674
Financial assets held for trading	152,100	138,495	133,894	145,519	157,122	197,344
Loans and receivables with banks	80,295	91,862	78,269	97,288	93,088	81,317
Loans and receivables with customers	558,770	563,894	564,986	565,457	585,087	600,672
Financial investments	76,679	70,906	64,273	67,397	63,425	63,011
Hedging instruments	17,520	15,557	13,786	14,442	12,980	13,634
Property, plant and equipment	12,148	12,161	12,089	11,805	12,198	12,014
Goodwill	20,808	20,815	20,491	20,381	20,412	20,494
Other intangible assets	5,213	5,288	5,332	5,259	5,351	5,414
Tax assets	12,375	12,949	12,577	12,323	12,034	12,798
Non-current assets and disposal groups classified as held for sale	853	640	622	590	2,932	2,880
Other assets	10,658	10,505	10,454	10,806	11,569	13,043
Total assets	**954,644**	**948,867**	**928,760**	**957,709**	**982,712**	**1,028,294**

(€ million)

	AMOUNTS AS AT		AMOUNTS AS AT			
LIABILITIES AND SHAREHOLDERS' EQUITY	**06.30.2010**	**03.31.2010**	**12.31.2009**	**09.30.2009**	**06.30.2009**	**03.31.2009**
Deposits from banks	115,363	112,828	106,800	124,112	142,891	163,524
Deposits from customers and debt securities in issue	577,346	592,539	596,396	590,103	590,684	577,062
Financial liabilities held for trading	139,487	122,753	114,045	128,669	135,340	169,584
Financial liabilities designated at fair value	1,423	1,601	1,613	1,647	1,633	1,688
Hedging instruments	16,505	14,248	12,679	13,268	10,875	12,560
Provisions for risks and charges	7,957	8,010	7,983	8,175	8,142	7,773
Tax liabilities	6,229	7,174	6,451	6,587	6,213	8,846
Liabilities included in disposal groups classified as held for sale	403	262	312	298	2,544	2,534
Other liabilities	22,178	20,712	19,590	22,442	23,513	24,318
Minorities	3,326	3,452	3,202	3,108	2,984	3,147
Group Shareholders' Equity	64,428	65,288	59,689	59,300	57,893	57,258
- Capital and reserves	*63,664*	*64,135*	*57,671*	*57,564*	*57,469*	*57,506*
- Available-for-sale assets fair value reserve and cash-flow hedging reserve	*95*	*633*	*316*	*405*	*(513)*	*(695)*
- Net profit	*669*	*520*	*1,702*	*1,331*	*937*	*447*
Total liabilities and Shareholders' Equity	**954,644**	**948,867**	**928,760**	**957,709**	**982,712**	**1,028,294**

Consolidated Income Statement

(€ million)

	2010		2009			
	Q2	Q1	Q4	Q3	Q2	Q1
Net interest	3,977	3,917	4,017	3,927	4,710	4,650
Dividends and other income from equity investments	135	60	91	63	104	54
Net interest income	**4,112**	**3,978**	**4,108**	**3,990**	**4,814**	**4,704**
Net fees and commissions	2,209	2,169	2,114	1,931	1,889	1,846
Net trading, hedging and fair value income	58	560	152	715	1,029	(93)
Net other expenses/income	114	99	69	95	104	105
Net non-interest income	**2,381**	**2,828**	**2,335**	**2,741**	**3,022**	**1,858**
OPERATING INCOME	**6,493**	**6,806**	**6,443**	**6,731**	**7,836**	**6,562**
Payroll costs	(2,331)	(2,322)	(2,277)	(2,276)	(2,249)	(2,296)
Other administrative expenses	(1,401)	(1,341)	(1,321)	(1,337)	(1,426)	(1,324)
Recovery of expenses	108	101	145	107	112	99
Amortisation, depreciation and impairment losses on intangible and tangible assets	(314)	(317)	(350)	(325)	(305)	(301)
Operating costs	**(3,939)**	**(3,878)**	**(3,803)**	**(3,831)**	**(3,868)**	**(3,822)**
OPERATING PROFIT	**2,554**	**2,928**	**2,640**	**2,900**	**3,968**	**2,740**
Goodwill impairment	(162)	-	-	-	-	-
Provisions for risks and charges	(106)	(156)	(232)	(154)	(155)	(68)
Integration costs	(6)	(6)	63	(12)	(242)	(67)
Net write-downs of loans and provisions for guarantees and commitments	(1,716)	(1,791)	(2,068)	(2,164)	(2,431)	(1,650)
Net income from investments	39	68	217	181	(133)	(33)
PROFIT BEFORE TAX	**604**	**1,044**	**620**	**751**	**1,007**	**922**
Income tax for the period	(342)	(403)	(124)	(188)	(363)	(334)
PROFIT (LOSS) FOR THE PERIOD	**262**	**641**	**496**	**563**	**644**	**588**
Minorities	(56)	(63)	(63)	(103)	(90)	(76)
NET PROFIT ATTRIBUTABLE TO THE GROUP BEFORE PPA	**206**	**578**	**433**	**460**	**554**	**512**
Purchase Price Allocation effect [1]	(58)	(58)	(62)	(66)	(64)	(65)
NET PROFIT ATTRIBUTABLE TO THE GROUP	**148**	**520**	**371**	**394**	**490**	**447**

Notes:

As indicated in Annual Report 2009, Q1 and Q2 2009 figures published are modified due to the reclassification of results of **private equity** investments from "Net trading, hedging and fair value income" to "Net income from investments".

1. Mainly due to business combination with Capitalia.

Comparison of Q2 2010/Q2 2009

Condensed Income Statement

(€ million)

	Q2		CHANGE		
	2010	2009	€M	PERCENT	ADJUSTED[1]
Net interest	3,977	4,710	- 733	- 15.6%	- 16.6%
Dividends and other income from equity investments	135	104	+ 31	+ 29.5%	+ 25.7%
Net interest income	**4,112**	**4,814**	**- 702**	**- 14.6%**	**- 15.4%**
Net fees and commissions	2,209	1,889	+ 320	+ 17.0%	+ 15.6%
Net trading, hedging and fair value income	58	1,029	- 971	- 94.4%	- 94.3%
Net other expenses/income	114	104	+ 10	+ 9.7%	- 1.4%
Net non-interest income	**2,381**	**3,022**	**- 641**	**- 21.2%**	**- 22.8%**
OPERATING INCOME	**6,493**	**7,836**	**- 1,343**	**- 17.1%**	**- 18.3%**
Payroll costs	(2,331)	(2,249)	- 82	+ 3.7%	+ 3.5%
Other administrative expenses	(1,401)	(1,426)	+ 25	- 1.7%	- 2.2%
Recovery of expenses	108	112	- 4	- 3.8%	- 4.6%
Amortisation, depreciation and impairment losses on intangible and tangible assets	(314)	(305)	- 9	+ 3.0%	+ 0.5%
Operating costs	**(3,939)**	**(3,868)**	**- 71**	**+ 1.8%**	**+ 1.4%**
OPERATING PROFIT	**2,554**	**3,968**	**- 1,414**	**- 35.6%**	**- 37.2%**
Goodwill impairment	(162)	-	- 162	n.s.	n.s.
Provisions for risks and charges	(106)	(155)	+ 49	- 31.8%	- 32.8%
Integration costs	(6)	(242)	+ 236	- 97.7%	- 97.7%
Net write-downs of loans and provisions for guarantees and commitments	(1,716)	(2,431)	+ 715	- 29.4%	- 29.7%
Net income from investments	39	(133)	+ 172	n.s.	n.s.
PROFIT BEFORE TAX	**604**	**1,007**	**- 403**	**- 40.0%**	**- 46.3%**
Income tax for the period	(342)	(363)	+ 21	- 5.8%	- 8.0%
PROFIT (LOSS) FOR THE PERIOD	**262**	**644**	**- 382**	**- 59.4%**	**- 66.7%**
Minorities	(56)	(90)	+ 34	- 38.0%	- 40.4%
NET PROFIT ATTRIBUTABLE TO THE GROUP BEFORE PPA	**206**	**554**	**- 348**	**- 62.8%**	**- 70.8%**
Purchase Price Allocation effect[2]	(58)	(64)	+ 6	- 10.1%	- 10.0%
NET PROFIT ATTRIBUTABLE TO THE GROUP	**148**	**490**	**- 342**	**- 69.7%**	**- 78.3%**

Notes:

Q2 2009 figures published in the Consolidated First Half Financial Report as at June 30, 2009 were modified due to the reclassification of **private equity** investments results from "Net trading, hedging and fair value income" to "Net income from investments".

1. Changes at constant exchange rates and perimeter.
2. Mainly due to business combination with Capitalia.

Segment Reporting (Summary)

Key Figures By Business Segment

(€ million)

	RETAIL	CORPORATE & INVESTMENT BANKING (CIB)	PRIVATE BANKING	ASSET MANAGEMENT	CENTRAL EASTERN EUROPE (CEE)	PARENT CO. AND OTHER SUBSIDIARIES (CONSOLIDATION ADJUSTMENTS INCLUDED)	CONSOLIDATED GROUP TOTAL
Income statement							
OPERATING INCOME							
H1 2010	5,085	5,209	420	411	2,218	(44)	13,299
H1 2009	*5,747*	*5,523*	*462*	*344*	*2,396*	*(75)*	*14,398*
OPERATING COSTS							
H1 2010	(3,803)	(1,804)	(286)	(242)	(1,039)	(643)	(7,817)
H1 2009	*(3,924)*	*(1,740)*	*(282)*	*(226)*	*(956)*	*(562)*	*(7,690)*
OPERATING PROFIT							
H1 2010	1,282	3,404	135	169	1,179	(687)	5,482
H1 2009	*1,823*	*3,783*	*181*	*118*	*1,440*	*(637)*	*6,708*
PROFIT BEFORE TAX							
H1 2010	296	1,637	129	167	489	(1,070)	1,648
H1 2009	*670*	*1,223*	*168*	*123*	*720*	*(976)*	*1,929*
Balance Sheet							
LOANS TO CUSTOMERS							
as at June 30, 2010	173,840	293,028	7,360	16	63,170	21,355	558,770
as at December 31, 2009	*175,029*	*294,980*	*7,396*	-	*58,084*	*29,497*	*564,986*
DEPOSITS FROM CUSTOMERS AND DEBT SECURITIES IN ISSUE							
as at June 30, 2010	239,874	172,047	24,645	-	53,941	86,839	577,346
as at December 31, 2009	*245,208*	*149,943*	*28,698*	-	*50,572*	*121,975*	*596,396*
TOTAL RISK WEIGHTED ASSETS							
as at June 30, 2010	75,237	266,760	4,912	1,968	76,231	33,939	459,047
as at December 31, 2009	*75,014*	*265,756*	*4,729*	*1,772*	*69,613*	*35,436*	*452,320*
EVA							
H1 2010	(153)	108	67	106	(29)	(971)	(872)
H1 2009	*182*	*85*	*101*	*68*	*220*	*(1,308)*	*(653)*
Cost/income ratio							
H1 2010	74.8%	34.6%	68.0%	58.9%	46.8%	n.s.	58.8%
H1 2009	*68.3%*	*31.5%*	*60.9%*	*65.7%*	*39.9%*	*n.s.*	*53.4%*
Employees [1]							
as at June 30, 2010	62,595	15,841	3,062	1,913	51,736	26,711	161,857
as at December 31, 2009	*63,827*	*16,320*	*3,112*	*1,962*	*52,388*	*27,453*	*165,062*

Notes

2009 figures were recasted, where necessary, on a like-to-like basis to consider changes in scope of business segments and EVA computation rules.

1. "Full time equivalent". These figures include all the employees of subsidiaries consolidated proportionately, such as Koç Financial Services.

Group Figures

UniCredit (formerly Unicredito Italiano S.p.A.) and the Group of companies with the same name which the latter heads up came about as a result of the merger, in October 1998, between the then Credito Italiano S.p.A., founded in 1870 under the name of Banca di Genova, and U1nicredito S.p.A., the latter the holding company which held the controlling equity investments in Banca CRT, CRV and Cassamarca. As a result of this merger, the Credito Italiano Group and the Unicredito Group pooled the strength of their respective products and the complementary nature of the geographic coverage for the purpose of more effectively competing on the banking and financial services markets both in Italy and in Europe, thereby creating the UniCredit Group. Since its creation, the Group has continued to expand in Italy and in Eastern European countries, both via buy-outs and via systematic growth, also consolidating its roles in sectors of important significance outside Europe, such as the asset management sector in the USA.

This expansion was recently characterized, particularly:

- by the merger with the HVB Group, achieved by means of a public exchange offer furthered by UniCredit on August 26, 2005 so as to take over control of HVB and the companies it headed up. Following this offer, finalized during 2005, UniCredit in fact acquired a holding of 93.93% in HVB's share capital (UniCredit has now 100% of the shares, after the acquisition of minority interest concluded on September 15, 2008 - so-called "squeeze-out" - in accordance with German regulations);
- by the merger with the Capitalia Group, achieved by means of merger through incorporation of Capitalia within UniCredit, which became effective as from October 1, 2007.

Group Figures 2000 - 2010

		IAS/IFRS						DL 87/92				
	H1 2010	**2009**	**2008**	**2007**	**2006**	**2005**	**2004**	**2004**	**2003**	**2002**	**2001**	**2000**
Income Statement (€ million)												
Operating income	13,299	27,572	26,866	25,893	23,464	11,024	10,203	10,375	10,465	10.099	9,989	9,318
Net interest income	*8,090*	*17,616*	*19,385*	*14,843*	*12,860*	*5,645*	*5,156*	*5,200*	*5,088*	*5.127*	*5,049*	*4,747*
Net non-interest income	*5,209*	*9,956*	*7,481*	*11,050*	*10,604*	*5,379*	*5,047*	*5,175*	*5,377*	*4.972*	*4,940*	*4,571*
Operating costs	(7,817)	(15,324)	(16,692)	(14,081)	(13,258)	(6,045)	(5,701)	(5,941)	(5,703)	(5,483)	(5,263)	(4,752)
Operating profit	5,482	12,248	10,174	11,812	10,206	4,979	4,502	4,434	4,762	4.616	4,726	4,566
Profit before income tax	1,648	3,300	5,458	9,355	8,210	4,068	3,238	2,988	3,257	2.924	3,212	3,185
Net profit	903	2,291	4,831	6,678	6,128	2,731	2,239	2,300	2,090	1.962	1,954	1,858
Net profit attributable to the Group	669	1,702	4,012	5,961	5,448	2,470	2,069	2,131	1,961	1.801	1,454	1,395
Balance sheet (€ million)												
Total assets	954,644	928,760	1,045,612	1,021,758	823,284	787,284	260,909	265,855	238,256	213.349	208,388	202,656
Loans and receivables to customers	558,770	564,986	612,480	574,206	441,320	425,277	139,723	144,438	126,709	113.824	117,622	115,157
of which: non-performing loans	*14,873*	*12,692*	*10,464*	*9,932*	*6,812*	*6,861*	*2,621*	*2,621*	*2,373*	*2.104*	*1,822*	*2,005*
Deposits from customers and debt securities in issue	577,346	596,396	591,290	630,533	495,255	462,226	155,079	156,923	135,274	126.745	127,320	118,006
Shareholders' Equity	64,428	59,689	54,999	57,724	38,468	35,199	14,373	14,036	13,013	12.261	9,535	8,644
Profitability ratios (%)												
ROE [1]	2.7	3.8	9.5	15.6	16.7	15.6	15.7	17.9	17.7	17.2	18	19.2
Operating profit/Total assets [1]	1.15	1.32	0.97	1.16	1.24	0.63	1.73	1.67	2	2.16	2.27	2.25
Cost/income ratio	58.8	55.6	62.1	54.4	56.5	54.8	55.9	57.3	54.5	54.3	52.7	51

1. Annualized figures.



Total assets
(€ billion)
1,200
1,000
800
600
400
200
0
203
208
213
238
266
261
787
823
1,022
1,046
929
955
2000
2001
2002
2003
2004
2004
2005
2006
2007
2008
2009
H1 2010
DL 87/92
IAS/IFRS

UniCredit Share

Share Information

	H1 2010	2009	2008	2007	2006	2005	2004	2003	2002	2001
Share price (€)										
- maximum	2.336	2.769	5.697	7.646	6.727	5.864	4.421	4.425	5.255	5.865
- minimum	1.563	0.634	1.539	5.131	5.564	4.082	3.805	3.144	3.173	3.202
- average	2.000	1.902	3.768	6.541	6.161	4.596	4.083	3.959	4.273	4.830
- end of period	1.838	2.358	1.728	5.659	6.654	5.819	4.225	4.303	3.808	4.494
Number of outstanding shares (€ million)										
- at period end [1]	19,297.6	16,779.7	13,368.1	13,278.4	10,351.3	10,303.6	6,249.7	6,316.3	6,296.1	5,046.4
- shares cum dividend		18,329.5	13,372.7	13,195.3	10,357.9	10,342.3	6,338.0	6,316.3	6,296.1	5,131.1
of which: savings shares		*24.2*	*21.7*	*21.7*	*21.7*	*21.7*	*21.7*	*21.7*	*21.7*	*21.7*
- average [1]	17,935.6	15,810.8	13,204.6	11,071.6	10,345.2	6,730.3	6,303.6	-	-	-
Dividend										
- total dividends (€ million)		550	(*)	3,431	2,486	2,276	1,282	1,080	995	724
- dividend per ordinary share		0.030	(*)	0.260	0.240	0.220	0.205	0.171	0.158	0.141
- dividend per savings share		0.045	(*)	0.275	0.255	0.235	0.220	0.186	0.173	0.156

1. The number of shares is net of treasury shares.

(*) 2008 dividend was paid with cash to savings sharehoders (€0.025 per share, for a total amount of €0.5m), and with newly issued shares (so called "scrip dividend").

Earnings Ratios

	IAS/IFRS							ITALIAN GAAP			
	H1 2010	2009	2008	2007	2006	2005	2004	2004	2003	2002	2001
Shareholders' Equity (€ million)	64,428	59,689	54,999	57,690	38,468	35,199	14,373	14,036	13,013	12,261	9,535
Group portion of net profit (€ million)	669	1,702	4,012	5,901	5,448	2,470	2,069	2,131	1,961	1,801	1,454
Net worth per share (€)	3.34	3.56	4.11	4.34	3.72	3.42	2.30	2.21	2.06	1.95	1.89
Price/ Book value	0.55	0.66	0.42	1.30	1.79	1.70	1.84	1.91	2.09	1.96	2.38
Earnings per share (€) [2]	0.07	0.10	0.30	0.53	0.53	0.37	0.33	0.34	0.31	0.29	0.28
Payout ratio (%)		32.3	(*)	58.1	45.6	92.1		60.2	55.1	55.2	49.8
Dividend yield on average price per ordinary share (%)		1.58	(*)	3.97	3.90	4.79		5.02	4.32	3.70	2.92

(*) 2008 dividend was paid with cash to savings sharehoders (€0,025 per share, for a total amount of €0.5million), and with newly issued shares (so called "scrip dividend").

The 2008 EPS figure published in the consolidated report as at December 31, 2008 was €0.30 and has now been amended to €0.26 due to the increase in the number of shares following the capital increase (IAS 33 § 28). For the purposes of calculating 2009 EPS, net profit for the period of €1,702 million was changed to €1,571 million due to disbursements made in connection with the foreseen use of treasury shares agreed under the 'cashes' transaction, and charged to equity. For the purposes of calculating H1 2010 EPS, net profit for the period of €669 million was changed to €592 million due to disbursements made in connection with the foreseen use of treasury shares agreed under the 'cashes' transaction, and charged to equity.

2. Annualized figures



Earnings per share
(€)
0.60
0.50
0.40
0.30
0.20
0.10
0.00
0.28
0.29
0.31
0.34
0.33
0.37
0.53
0.53
0.30
0.10
0.07
2001
2002
2003
2004
2004
2005
2006
2007
2008
2009
H1 2010²
DL 87/92
IAS/IFRS

2. Annualized figures

Group Results

Macroeconomic situation, banking and financial markets

International situation

USA/Eurozone

The first half of 2010 was marked by severe turmoil on the financial markets, caused by the heightening tensions regarding the sovereign debt of some countries of the Eurozone, particularly Greece. However, this did not prevent a strengthening of the signs of global economic recovery: a number of emerging economies are benefiting from having entered the financial crisis of 2007-2009 with more robust balance sheets, in both the public and private sectors. On the other hand, the sustainability of the recovery presents great uncertainties in many advanced economies, despite the strong contribution from foreign demand and from a monetary policy that remains in strongly expansive territory. In the face of the public debt accumulated during the recession, many governments are preparing re-entry policies that necessarily involve a more stringent fiscal stance in the coming years.

In the first quarter of the year, growth in the Eurozone was only moderate (+0.2% q/q), but this was largely due to the adverse weather conditions in much of northern Europe, which hit activity in the industrial and construction sectors. Thanks to more favorable weather conditions, Italy managed to achieve growth of 0.4% q/q, helped also by the strong contribution from exports, which grew by 5.3% q/q, the highest level since 2000. In the US, the recovery was more pronounced, with GDP rising by 2.7% on an annualized basis (approx. 0.6-0.7% on a quarterly basis).

The buoyancy provided by foreign demand led to an improvement in industrial production, which in the Eurozone rose by 0.9% m/m in both April and May. Reassuring signs are also offered by some more forward-looking indicators such as business confidence surveys: manufacturing PMI in June stood at 55.6, a slight fall from the April peak (57.6); the same story holds true for the component relating to foreign orders, with a June level of 56.6, slightly down on the previous figure. Despite the recent falls, the reading of these figures remains positive, because the fact that they are well above the threshold of 50 makes them consistent with an expansive phase of the economy. The situation in the US is very similar, with the manufacturing index falling to 56.2 in June after the April peak (60.4).

The global recession has resulted everywhere in a labor market characterized by an increase in unemployment. In the Eurozone in May, for the third consecutive month, the figure was 10%, a level never reached in the years preceding the crisis. However, the aggregated data spans widely differing situations: in May, the unemployment rate was 8.7% in Italy and 7.7% in Germany (the only Eurozone economy to record a fall), while Spain has shown a more consistent rise, coming close to 20% (19.9% in May). High unemployment combined with moderate inflation have produced, in the Eurozone, a trend of stability in household spending, which has stayed at a very similar level from 2009 to the present time, with a variation of -0.1% q/q in the first three months of 2010. In the US, the unemployment rate in June was 9.5%, down on the two previous months.

The rate of inflation (HICP index) in the Eurozone was 1.4% in June, showing a fall of 0.2 percentage points compared with the figure for the previous month thanks to lower energy prices. Food inflation came out of negative territory for the first time in a year, standing at 0.2% y/y.
On the financial markets, the first six months of 2010 were marked by the heightening of tensions regarding the sovereign debt of some countries of the Eurozone. In particular, the situation of Greece, characterized by a deficit of almost 13% of GDP, led investors to demand premiums on the ever-growing Greek debt, thus also raising the pressure on other Eurozone countries (Spain, Portugal and, in part, Italy). Faced with the possibility that Greece might not be able to meet its obligations, the European Union and the International Monetary Fund launched a rescue plan worth 110 billion euros over three years, on condition that the Greek government apply a series of fiscal measures to bring the trend of public debt back on to a more sustainable track in the coming years. However, given the growing pressures that were beginning to call into question the very existence of the Eurozone, unprecedented measures were taken at the beginning of May: the European Union and the International Monetary Fund created a fund of 750 billion euros to deal with the public accounting difficulties of the member countries. In addition, the European Central Bank (ECB) undertook to buy government bonds and to continue supplying unlimited liquidity to the banking system at fixed rates. In the US, the Federal Reserve continues to hold the Fed Funds rate at the all-time low of between 0 and 0.25% in order to provide further encouragement for economic recovery and gradual improvement of the labor market. Faced with the tensions on the sovereign debt market, the European single currency saw a progressive weakening, falling from 1.18 against the US dollar in mid-May before recovering to around 1.23 at the end of June.

The critical situation of Greece has led to greater international attention being paid to the accounts of various countries, and many of these have decided to adopt policies aimed at reducing the scale of their deficit and debt as a proportion of GDP. Italy, for example, has approved budget cuts of 24 billion euros with a view to bringing the ratio between public deficit and GDP below the threshold of 3% in 2012.

Banking and Financial Markets

In the first half of 2010, the trend in bank loans to the private sector in the principal countries of the Eurozone showed some signs of easing, consistent with the gradual recovery of economic activity. Generally speaking, loans to businesses, after the very low levels seen at the start of this year, followed a recovery trend, although the levels remain low. This trend is in line with the tendency for businesses to resort to self-financing in the initial phase of renewing their activities. Conversely, loans to households showed a good pick-up in their growth trends, driven mainly by the increase in loans for house purchase, while growth in consumer credit remains modest.

Overall, in the first five months of 2010 the growth in bank loans to the private sector showed an improvement in all three of the Group's key countries, with Germany having the weakest levels. In that country, bank loans to the private sector fell by a further 0.7% y/y in May (last available figure, based on monthly ECB statistics), representing a slight recovery from the -1.6% y/y recorded at the end of 2009. The trend in German bank credit was affected by a continuing decline in loans to businesses (-3.6% y/y in May, from -4.8% y/y in December 2009), with industrial companies, particularly those of medium to large size focusing on exports, being especially hit by the effects of the economic recession. The weakness of loans to businesses in Germany were only partially offset by the recovery in loans to households, which in that country continue to show extremely modest rates of growth, with loans for house purchase up by just 0.5% y/y.

In Italy, on the other hand, loans to the private sector in May 2010 recorded an increase of 2.5% on an annualized basis, representing a good recovery from the low of 0.1% y/y reached in October of last year. The positive evolution of bank credit in Italy is supported in particular by the sharp rise in loans to households, thanks mainly to good growth in mortgage loans, which in May were up by 8.5% y/y. The greater willingness of Italian families to invest in real estate, against a general background of low financing costs, is driving the better performance of loans for house purchase in Italy compared with the main countries of the Eurozone (the growth in loans for the entire area in May was +3.1% y/y). Loans to businesses in Italy in May suffered a further contraction of 1.5% y/y, although this showed a clear recovery trend from the lows seen in January of this year (-3.1% y/y). Finally, in Austria loans to households and non-financial corporations showed growth of 1.0% y/y, again driven by good growth in loans to households (+2.9% y/y in May) and a more modest slowdown in loans to businesses (-0.7% y/y).

In the face of an initial recovery for bank loans, the first half of 2010 was marked by a stabilization of deposit activity for the banking system, after the pronounced growth seen in the two previous years. This settling of deposit activity appears to derive mainly from an increasingly limited availability of liquidity for families and businesses alike. For example, for Italian families, who are traditionally savers, the savings rate in the first quarter of 2010 was 13.4%, the lowest value in the last ten years.

Looking in greater detail at the trend in deposits, in the first five months of 2010 the rise in customer deposits was around 2.0% y/y in Germany, with a progressive reduction in time deposits, held mainly by businesses (-12.4% in May 2010), which served as a counterbalance to a continuing, albeit minor, increase in current account deposits, held mainly by families (16.5% y/y, from 23.3% y/y at the end of 2009). Similarly, in Austria customer deposits rose by just 0.9% y/y, with current account deposits showing a further rise of 10.3% y/y, while longer-term deposits fell by 4.4% y/y. A clear slowdown in the pace of growth of deposits was also seen in Italy, although here the contraction trend was reflected more uniformly in the various types of bank deposits, affecting both current account deposits and those redeemable at notice. Finally, in Italy there was a particularly sharp decline in the holding of bank bonds, where the growth rate fell from 11.2% y/y in December 2009 to a little above 1.0% in May of this year.

There was also a fall in bank interest rates in the first half of 2010, following on from the fall in money market rates up to April of this year, before the trend reversal that took the 3-month Euribor rate to 0.73% in June (0.64% in April). In particular, the fall over the last few months has led to rates on loans and bank deposits (relative to the amounts concerned) dropping to particularly low levels, among the lowest in the last ten years. As a result, in Italy and Austria in the first months of 2010 there was a further reduction in the bank spread (the difference between average lending and deposit rates), which fell to 3.03% and 1.94% respectively. In Germany too, where the bank spread continued to grow until the beginning of this year, given a lower reactivity of rates on loans to the reduction in base rates, there has recently been a gradual reduction, with a bank spread that has stabilized at 3.62%.

The increase in concerns over the sovereign debt of some Eurozone countries continued to weigh on the financial markets, with the performance of the stock markets deteriorating substantially in the period from May to June. The Italian stock exchange ended the first half with a drop of almost 17% compared with December 2009, while the Austrian stock exchange showed a contraction of 8.7% y/y in the same period.

Group Results (Continued)

Macroeconomic situation, banking and financial markets (Continued)

Against this background, the German stock exchange showed greater holding power, with its overall index at the end of June essentially maintaining the levels seen at the end of last year. The slowdown of the stock markets in the second quarter of 2010 also ended up affecting the mutual fund market, partially curbing the good performance shown in the first three months of the year. In particular, in Italy, the mutual fund industry recorded negative net deposits of €1.2 billion in June, bringing net deposits since the beginning of the year to around €2.5 billion, while in Austria cumulative net deposits were positive in May (last available data) to the tune of €1.1 billion, down on the level of approximately €2 billion seen in April. In Germany, performance in terms of cumulative net deposits was very positive in May, at more than €12 billion. With regard to fund assets, in Italy these amounted to around €441.3 billion in June, up by 1.4% compared with December 2009. In Austria, fund balances stood at around €144 billion in May, up by 3.5% compared with December of last year, while in Germany they amounted to some €645 billion, with the negative performance effect more than offsetting the deposit effect, resulting in a slight fall in fund balances compared with the end of 2009.

CEE Countries

With regard to the countries of Central Eastern Europe, the first part of 2010 saw a strengthening of the signs of recovery that had emerged in the previous months: the indicators of economic activity improved substantially, driven particularly by exports. Despite the difficulties of the Eurozone (linked to worries about the Greek debt), the tensions of the previous year that had hit the CEE countries considerably harder than other areas faded away. During the first part of 2010, the rating agencies improved their opinions on the debt of a number of countries (Turkey, Russia, Estonia, Latvia, Lithuania, Romania), and the local currencies strengthened (with the sole exception of the Serbian dinar), in some cases consistently so; the country risk of many of the countries in the region (if measured as bond spreads or through CDS contracts) fell substantially and became lower than that of many Eurozone countries. The fiscal position of the CEE countries, vastly better than that of the Eurozone countries (Hungary is the only CEE country with a debt/GDP ratio above 60%), certainly played an important role in the renewed optimism that affected the economies of the region. These extremely favorable trends were partially interrupted by the worsening of the Greek crisis. Indeed, in May-June 2010, the countries of Central Eastern Europe also felt the effects, at least in part, of the turmoil: a degree of deterioration in the confidence indicators, albeit in the presence of still positive signals deriving from the real economic indicators, suggests that economic growth indicators might moderate in the second half of the year.

Moreover, this growth continues to run at two speeds: the economic performance of the countries of Central Eastern Europe is rather varied, just as it was in 2009: the best performers and the worst performers remain such on the basis of the earlier "overheating" of the economy, the health of the banking sector and the policies implemented in response to the crisis. Turkey and Poland are the countries best prepared to achieve more solid economic growth during the course of 2010. Turkey will very likely be the country with the highest economic growth rate in Europe in 2010 (in the first quarter of the year, the economy grew by 11.7%). Conversely, the Baltic states, Bulgaria, Hungary, Romania and the Western Balkan countries could stay in recession, and therefore significantly below the average growth for the region (forecasted at around 3% for the whole CEE), in 2010. The two speeds can also be seen within the individual economies of the region: on the one hand, exports thrive and stimulate manufacturing industry; on the other, the level of consumption remains rather low (with Russia as the sole important exception), due to the persistence of high unemployment and the effects - particularly on salaries - of the austerity programs implemented by many governments (especially those that have the financial support of the Monetary Fund). Against this background, the banking sector of the region continued to show positive signs, remaining profitable in some countries and showing increased profits in the first quarter of 2010 compared with the same period in the previous year.

Lending activity, however, struggled to recover, mainly due to the absence of demand for credit, particularly from businesses. Enjoying greater liquidity thanks to the absence or deferral of new investments, businesses avoided resorting to bank financing. Nevertheless, a more sustained increase in lending was seen in the first part of the year in Turkey, Croatia and Serbia, and also to some extent in Poland and Russia. In most countries of the region, bank deposits rose in the first few months of the year, thanks mainly to the increase in household deposits. Corporate deposits, on the other hand, mostly showed a negative trend, except in a few countries such as Turkey, where banking activity overall was particularly buoyant. These trends at regional level resulted in a rebalancing of the banking sector through a reduction of the ratio between loans and deposits, particularly in countries where this ratio was especially high (Baltic states, Ukraine and the countries of South Eastern Europe).
The banks in the region are currently enjoying an adequate level of capital and a high level of liquidity that derives largely from the deposits collected in 2009. They therefore find themselves in a favorable position to be able to divide up the lending market over the next few quarters.

Main Results and Performance for the period

The recovery of the world economy, which started in mid-2009, continued in H1 2010, although at a rather modest pace in the Eurozone, where economic activity was supported by inventory rebuilding and exports, while individual consumption still showed no signs of recovery. Despite this gradual improvement in the macroeconomic situation, in the second quarter financial markets were unsettled by worries over the sustainability of Greece's sovereign debt. In response to these tensions, many European countries announced recovery plans for public finances.
Added to this were interest rates at historic lows and credit quality that is still affected by the weakness of the macroeconomic situation for businesses and households.

In this environment, the UniCredit Group ended the first half of the year with **net profit attributable to the Group** of €669 million, down 29% from the same period of 2009, as a result of performance in the second quarter which ended with net profit of €148 million. This income was adversely affected by the impairment of €162 million of the goodwill of the subsidiary ATF, net of which profit for the half year would have been €831 million, and in any event, 11% lower than the previous period. This performance was the result of weak revenue growth, which was negatively affected by low rates that impacted net interest income, and market volatility that affected profits from financial transactions. Performance was also affected by slightly higher costs, declining provisions for credit risks and less favorable taxes.
Looking at a breakdown of profits by business area (from Q2 2010 going forward, results of Poland are incorporated in the respective business areas concerned), all areas, with the exception of CIB (+28%) and AM (+30%) reported lower profits than in the previous year.

Operating profit for H1 2010 totaled €5,482 million, a decrease of €1,226 million (-18%) from the same period of the previous year due to a reduction in revenues, and especially in the net interest income component, which suffered from low interest rates and lower volume, as well as a 1.7% increase in operating costs driven by payroll costs.
In terms of business areas, €540 million of this reduction (-30%) came from the Retail area, €379 million (-10%) from CIB, €261 million (-18%) from CEE and €46 million (-25%) from Private Banking, while the Asset Management area reported an increase of €51 million (+44%).

As indicated earlier, the Group ended the first half of the year with **net profit attributable to the Group** of €669 million, a decrease of 29% from June 2009 (-38.2% at constant exchange rates and parameters). **Annualized earnings per share** were €0.07 (compared to €0.11 in June 2009), while **ROE**[1] was 2.7% compared to 4.2% in the first half of 2009.


Group Results
(€ billion)
H1 2009
H1 2010
6.71
5.48
1.93
1.65
0.94
0.67
Operating profit[1]
Profit before tax
Net profit attributable to the Group

1. Annualized data. Calculated on average Shareholders' Equity for the period (excluding dividends to be distributed and valuation reserves in respect of AfS assets and cash-flow hedges), adjusted for goodwill disclosed in assets following the HVB and Capitalia acquisitions, which were carried out by means of share swaps and recognized in accordance with IFRS 3.

Group Results (Continued)

Main Results and Performance for the period (Continued)

Operating Profit Breakdown

At the end of June **operating profit** totaled €5.5 billion, a decrease of 18.3% compared to the same period of 2009 (-20% at constant exchange rates and parameters).

This was mainly due to the drop in **operating income**, and especially the **net interest income** component, which was down 15% from the previous year due to declining market rates (average 3-month Euribor dropped 99 basis points y/y from 1.66% in H1 2009 to 0.67% in H1 2010). This decrease was partly offset by the increase in **net non-interest income**, which was up 6.8% y/y and was driven by commissions which more than eliminated the decline in trading income.

The decrease in **operating income** noted above combined with the 1.7% increase in **operating costs** resulted in a 5.4 percentage point growth in the Group's **cost/income ratio** from 53.4% in H1 2009 to 58.8% for the first half of this year.

Operating Profit: Breakdown (€ million)

	H1		CHANGE		QUARTERLY FIGURES					
					2010		2009			
	2010	2009	AMOUNT	%	Q2	Q1	Q4	Q3	Q2	Q1
Net interest income	8,090	9,518	- 1,428	-15.0%	4,112	3,978	4,108	3,990	4,814	4,704
Net non-interest income	5,209	4,880	329	6.8%	2,381	2,828	2,335	2,741	3,022	1,858
Operating income	**13,299**	**14,398**	**- 1,099**	**-7.6%**	**6,493**	**6,806**	**6,443**	**6,731**	**7,836**	**6,562**
Operating costs	(7,817)	(7,690)	- 127	1.6%	(3,939)	(3,878)	(3,803)	(3,831)	(3,868)	(3,822)
Operating profit	**5,482**	**6,708**	**- 1,226**	**-18.3%**	**2,554**	**2,928**	**2,640**	**2,900**	**3,968**	**2,740**
Cost/income (%)	58.8%	53.4%			60.7%	57.0%	59.0%	56.9%	49.4%	58.2%


Operating Profit: Breakdown
(€ billion)
H1 2009
H1 2010
9.52
8.09
Net interest income
4.88
5.21
Net non-interest income
14.40
13.30
Operating income
Operating costs
-7.69
-7.82
6.71
5.48
Operating profit

Specifically, **operating income**, which dropped by 7.6% (-9% at constant exchange rates and parameters) compared to H1 2009, totaled €13.3 billion, with a decrease in all areas, with the exception of Asset Management, which was up by about 20% y/y due to the increase in assets under management (+€23 billion). On the other hand, all areas suffered, especially in the area of net interest income, as a result of the weakness factors noted earlier, which were only partially offset by the increase in commissions. In particular, Retail was down by 11.5%, CEE by 7.5%, Private Banking by 9.1%, and Corporate & Investment Banking by 5.7%, with the latter also adversely affected by financial market volatility in the Markets business line.

As at June 30, **operating costs** were up €127 million, or 1.7% on an annual basis (+0.7% at constant exchange rates and parameters). The largest increases were reported in CIB (+3.7%), CEE (+9%, +5% at constant exchange rates) and in Corporate Centers (up €59 million, or 13.5% y/y), and these were offset by the 3.1% decrease (4.1% at constant exchange rates) in the Retail area.

Operating Profit by Business Segment

The contributions of individual business segments to **Group operating profit** are shown in the following table.

Operating Profit by Business Segment (€ million)

	NET INTEREST	NET NON-INTEREST	OPERATING INCOME	OPERATING COSTS	OPERATING PROFIT H1 2010	H1 2009	CHANGE %
Retail	2,905	2,180	5,085	(3,803)	1,282	1,823	-29.6%
Corporate & Investment Banking (CIB)	3,571	1,638	5,209	(1,804)	3,404	3,783	-10.0%
Private Banking	114	307	420	(286)	135	181	-25.4%
Asset Management	5	406	411	(242)	169	118	43.5%
Central Eastern Europe (CEE)	1,601	617	2,218	(1,039)	1,179	1,440	-18.1%
Total other divisions	(107)	62	(44)	(643)	(687)	(637)	8.0%
Group Total	**8,090**	**5,209**	**13,299**	**(7,817)**	**5,482**	**6,708**	**-18.3%**

Net Interest Income

In H1 2010 **Net Interest Income** was down by €1.4 billion (€8.1 billion compared to €9.5 billion in H1 2009), or -15.8% at constant exchange rates and parameters.

Net Interest was around €7.9 billion, representing a decrease of 15.7% compared to the first six months of 2009, while there was a reversal of trend on a quarterly basis with an increase of €60 million in Q2 2010 compared to Q1 2010. The decrease compared to 2009 was due to several factors, and especially the significant reduction in interest rates that had an adverse effect on income from deposits, the reduction in loan volume (which was only partially offset by the improvement in margins) and regulatory changes affecting the maximum overdraft fee (only partially offset by the introduction of a new fee component).

Net loans to customers (€559 billion at June 30, 2010) were in line with the March figure (-0.9%), but down from June 2009 (-4.5%) mainly in the Corporate & Investment Banking area, as a result of the overall slowdown in the economic cycle; however, there was a slight increase in loans to businesses during the quarter, and especially in Germany (+1.1% q/q) and in CEE countries, where loans were up 4.5% for the quarter (2.7% at constant exchange rates) and 5.5% on an annual basis (0.4% at constant exchange rates).

Deposits from customers and debt securities in issue totaled €577.3 billion for the period under review, a decrease of 2.3% compared to June 2009 (-3% at constant exchange rates) as a consequence of bond issue stock decrease. Indeed, Deposits from customers were up by 2.4% over H1 2009 (1.4% at constant exchange rates). In particular, there was a slight recovery during the quarter in the Retail area (0.4%), but this figure was lower than the deposit figure for June 2009 (-1.2% y/y), while in the CIB area deposits were down by 2.6% q/q, and stable on an annual basis.

Dividends and other income from equity investments increased over H1 2009 and Q1 2010 (up by €37 million and €74 million respectively) mainly due to the greater contribution of companies consolidated using the equity method.

Net Interest Income (€ million)

	H1 2010	H1 2009	CHANGE AMOUNT	CHANGE %
Interest income and similar revenues	14,379	19,350	- 4,971	-25.7%
Interest expense and similar costs	(6,485)	(9,990)	3,505	-35.1%
Net interest	***7,895***	***9,360***	***- 1,466***	***-15.7%***
Dividends and other income from equity investments	195	158	37	23.5%
Net interest income	**8,090**	**9,518**	**- 1,428**	**-15.0%**


Net Interest Income (Quarterly figures, € billion)
4.70
4.81
3.99
4.11
3.98
4.11
Q1 2009
Q2 2009
Q3 2009
Q4 2009
Q1 2010
Q2 2010

Group Results (Continued)

Main Results and Performance for the period (Continued)

Net non-interest Income

Net non-interest income totaled €5.2 billion as at June 30, 2010 an increase of €330 million over the first six months of 2009.

Net non-interest income (€ million)

	H1		CHANGE	
	2010	2009	AMOUNT	%
Fee and commission income	5,274	4,627	647	14.0%
Fee and commission expense	(896)	(892)	- 4	0.4%
Net fees and commissions	*4,379*	*3,735*	*643*	*17.2%*
Net trading, hedging and fair value income	*618*	*935*	*- 317*	*-33.9%*
Other administrative income	650	606	44	7.3%
Other administrative expense	(437)	(397)	- 40	10.1%
Net other expense/income	*213*	*209*	*4*	*1.9%*
Net non-interest income	5,209	4,880	330	6.8%


Net non-interest income
(Quarterly figures, € billion)
1.86
3.02
2.74
2.34
2.83
2.38
Q1 2009
Q2 2009
Q3 2009
Q4 2009
Q1 2010
Q2 2010

Within this figure, **net commissions** sustained their upward trend, totaling €4.4 billion in H1 2010 compared to €3.7 billion in H1 2009, an increase of 17.2%. This increase was driven by both the **asset management and administration services** (+23%), which reported increases in all components, and especially investment funds and the **commissions on current accounts** (+27.2%), due in part to the introduction of a commission related to the availability of funds following the new regulation on the maximum overdraft fee.

The good performance of net commissions offset the sudden slowdown in **trading, hedging and fair value income** which generated lower profits in comparison to the previous year (-€317 million) and the previous quarter (-€503 million), which was negatively affected by tensions in bond and equity financial markets. Year-on-year, the decrease was concentrated in the Corporate Center area (-€238 million, largely attributable to the mark-to-market of the Group's strategic investment positions) and in CEE (-€325 million) as a result of reduced exchange and interest rate volatility in countries in this area), while the Corporate & Investment Banking area reported an improvement of €274 million, mainly due to interest and exchange rate operations.

Net fees and commissions (€ million)

	H1		CHANGE	
	2010	2009	AMOUNT	%
Asset management, custody and administration:	1,808	1,470	+ 338	+ 23.0%
segregated accounts	*161*	*143*	*+ 18*	*+ 12.6%*
management of collective investment funds	*802*	*567*	*+ 235*	*+ 41.4%*
insurance products	*335*	*307*	*+ 28*	*+ 9.1%*
securities dealing, placement and other services	*510*	*453*	*+ 57*	*+ 12.6%*
Current accounts, loans and guarantees	1,443	1,134	+ 309	+ 27.2%
Collection and payment services	665	714	- 49	- 6.9%
Forex dealing	248	242	+ 6	+ 2.5%
Other services	215	175	+ 40	+ 22.9%
Total	4,379	3,735	+ 644	+ 17.2%


Net fees: breakdow (%)
5.7
4.9
3.7
18.3
15.2
7.7
11.6
33.0
Segregated accounts
Management of collective investment funds
Insurance products
Securities dealing, placement and other services
Current accounts, loans and guarantees
Collection and payment services
Forex dealing
Other services

Operating Costs

At the end of June 2010 **Operating Costs** were €7.8 billion, up slightly (+1.7%) from the previous year (0.7% at constant exchange rates and parameters).

Operating Costs (€ million)

	H1		CHANGE	
	2010	2009	AMOUNT	%
Payroll costs	(4,653)	(4,545)	- 108	2.4%
Other administrative expenses	(2,742)	(2,750)	8	-0.3%
Recovery of expenses	209	211	- 2	-1.0%
Amortisation, depreciation and impairment losses on intangible and tangible assets	(631)	(606)	- 25	4.1%
Operating costs	**(7,817)**	**(7,690)**	**- 127**	**1.6%**


Operating Costs (Quarterly figures, € billion)
3.82
3.87
3.83
3.80
3.88
3.94
Q1 2009
Q2 2009
Q3 2009
Q4 2009
Q1 2010
Q2 2010

Payroll costs totaled €4.6 billion, an increase of 2.4% over the same period in 2009 (+1.7% at constant exchange rates and parameters). This increase was due to the variable compensation component and pay increases resulting from collective bargaining agreements, which were partially offset by the reduction in staff.

As at June 30, 2010, the FTE[2] headcount was 161,857 employees, with a reduction of 3,204 employees since the beginning of the year (521 employees since March) and a reduction of 6,149 employees compared to June 2009.

Reductions from the beginning of the year were mostly concentrated in:

- Retail: a reduction of 1,232 employees, of whom 1,226 in Italy;
- CIB: a reduction of 480 employees, of whom 325 in Italy, largely as a result of integration activities and layoffs agreed with the staff of the former Capitalia Group;
- CEE: a reduction of 651 employees, mainly in Kazakhstan (-528 employees) and Ukraine (-298 employees). In Poland there was an increase of 246 employees due to the consolidation of the company CBB (call center management, +341employees in the first quarter of the year);
- GBS: a reduction of 327 employees;
- Corporate Centers: a reduction of 416 employees as a result of the rationalization in progress, especially in Germany (-415);
- Asset Management: a reduction of 49 employees as a result of the restructuring of its constituent companies.

Other administrative expenses totaled €2.7 billion, which was in line with the first half of 2009 (-1.4% at constant exchange rates and parameters), but an increase over the first quarter of 2010 (+4.5%, or +3.9% at constant exchange rates and parameters).
Expenses relating to credit risk rose compared with 2009 (+€32 million), due to increases in legal expenses for dispute management activities and in advertising and marketing expenses (+€46 million), chiefly connected with the sponsorship of the UEFA Champions League and the new TV advertising campaigns (devoted particularly to the Retail sector).
Simultaneously, the largest reductions were seen in ICT-related items (-€57 million) and other operating expenses (-€62 million, mainly costs for administrative services in outsourcing, postal expenses and insurance), as a result of the efficiency improvement policies adopted by the Group in response to the weakness of revenues.

Other administrative expenses (€ million)

	H1		CHANGE	
	2010	2009	AMOUNT	%
Indirect taxes and duties	(231)	(237)	6	-2.4%
Miscellaneous costs and expenses	(2,511)	(2,513)	3	-0.1%
advertising marketing and comunication	*(198)*	*(152)*	*- 46*	*29.9%*
expenses related to credit risk	*(131)*	*(100)*	*- 32*	*32.0%*
expenses related to personnel	*(178)*	*(169)*	*- 9*	*5.1%*
information communication technology expenses	*(606)*	*(662)*	*57*	*-8.6%*
consulting and professionals services	*(161)*	*(158)*	*- 3*	*1.7%*
real estate expenses	*(688)*	*(660)*	*- 28*	*4.2%*
other functioning costs	*(550)*	*(612)*	*62*	*-10.1%*
Other administrative expenses	**(2,742)**	**(2,750)**	**9**	**-0.3%**


Miscellaneous costs and expenses breakdown (%)
7.9
5.2
7.1
24.1
6.4
27.4
21.9
Advertising marketing and comunication
Expenses related to credit risk
Expenses related to personnel
Information communication technology expenses
Consulting and professionals services
Real estate expenses
Other functioning costs

2. FTE: Staff on the payroll less employees seconded to other companies and long-term absentees, plus employees seconded from other companies; all categories are counted to the extent present (the portion of employees for which the company incurs a cost).

Group Results (Continued)

Main Results and Performance for the period (Continued)

Expense recoveries, which totaled €209 million at June 30, were in line with the figure for the first half of 2009, but were up by €7 million over the first quarter of 2010.

Impairment losses on tangible and intangible assets were up by 4% y/y due to higher depreciation in Italy, attributable to the investments in ICT. However, overall depreciation was down by 0.8% on the previous quarter.

Net Profit attributable to the Group

The items between **operating profit** and **net profit** have been reclassified in the following table below for illustrative purposes.

Net Profit attributable to the Group (€ million)

	H1		CHANGE		QUARTERLY FIGURES					
					2010		2009			
	2010	2009	AMOUNT	%	Q2	Q1	Q4	Q3	Q2	Q1
Operating profit	*5,482*	*6,708*	*- 1,226*	*-18.3%*	*2,554*	*2,928*	*2,640*	*2,900*	*3,968*	*2,740*
Goodwill impairment	(162)	-	- 162	n.s.	(162)	-	-	-	-	-
Provisions for risks and charges	(262)	(223)	- 39	17.3%	(106)	(156)	(232)	(154)	(155)	(68)
Integration costs	(11)	(309)	298	-96.4%	(6)	(6)	63	(12)	(242)	(67)
Net write-downs of loans and provisions for guarantees and commitments	(3,507)	(4,081)	574	-14.1%	(1,716)	(1,791)	(2,068)	(2,164)	(2,431)	(1,650)
Net income from investments	107	(166)	273	n.s.	39	68	217	181	(133)	(33)
Profit (loss) before taxes	*1,648*	*1,929*	*- 281*	*-14.6%*	*604*	*1,044*	*620*	*751*	*1,007*	*922*
Income tax for the period	(745)	(697)	- 48	6.9%	(342)	(403)	(124)	(188)	(363)	(334)
Profit (loss) for the period	*903*	*1,232*	*- 329*	*-26.7%*	*262*	*641*	*496*	*563*	*644*	*588*
Minorities	(119)	(166)	47	-28.5%	(56)	(63)	(63)	(103)	(90)	(76)
Net profit (loss) attributable to the Group before PPA	784	1,066	- 282	-26.4%	206	578	433	460	554	512
Purchase Price allocation effects	(115)	(129)	14	-10.5%	(58)	(58)	(62)	(66)	(64)	(65)
Net profit (loss) attributable to the Group	669	937	- 268	-28.6%	148	520	371	394	490	447


Net Profit attributable to the Group
(€ billion)
H1 2009
H1 2010
6.71
5.48
1.93
1.65
1.23
0.90
0.94
0.67
Operating profit
Profit (loss) before taxes
Profit (loss) for the period
Net profit (loss) attributable to the Group

Goodwill Impairment

Goodwill impairment totaled €162 million in relation to the stake in the subsidiary ATF Bank in Kazakhstan.

Provisions for Risks and Charges

Provisions for risks and charges totaled €262 million, up by €39 million compared with the same period in 2009, mainly due to legal and tax disputes, clawback petitions and provisions for loan-related disputes.

Integration Costs

In the second quarter there was again a reduction in **integration costs**, which in the first quarter totaled €11 million, mainly linked to the effect of time value on the provisions for the previous financial year, compared to €309 million for the first half of 2009, linked to the restructuring project for the CIB area.

Net Impairment Losses on Loans and Provisions for Guarantees and Commitments

After reaching a high in the second half of 2009, there was a gradual decline in **net impairment losses on loans and provisions for guarantees and commitments,** which in June 2010 totaled €3.5 billion, which was 4.2% lower than the previous quarter and 14% lower than the first half of 2009.
The reduction affected all business areas, particularly CIB (-€383 million y/y) and Retail (-€42 million y/y), while CEE showed growth in the quarter (+€63 million q/q, or +19% at constant exchange rates), mainly in Kazakhstan.

There was an improvement in the cost of risk (calculated on the basis of the average volume of loans to customers), which in June 2010 amounted to 122 b.p., down by 5 b.p. compared with the 127 b.p. reported in the first quarter of 2010, and by 42 b.p. compared with the same period in 2009.

Data on **asset quality** still reflected the weaknesses in the real economy and corroborated the deterioration in loans that has been occurring for several quarters. The carrying value of total impaired loans was €34.9 billion, an increase of 12% compared with December 2009, accounting for 6.2% of all customer loans, compared with 5.5% at December 2009.

Loans to customers Asset quality

(€ million)

	NON-PERFORMING LOANS	DOUBTFUL LOANS	RESTRUCTURED LOANS	PAST-DUE LOANS	IMPAIRED LOANS	PERFORMING LOANS	TOTAL CUST. LOANS
As at 06.30.2010							
Face value	36,979	18,755	4,076	3,882	**63,692**	526,910	**590,602**
as a percentage of total loans	*6.26%*	*3.18%*	*0.69%*	*0.66%*	***10.78%***	*89.22%*	
Writedowns	22,106	5,421	880	405	**28,812**	3,020	**31,832**
as a percentage of face value	*59.8%*	*28.9%*	*21.6%*	*10.4%*	***45.2%***	*0.6%*	
Carrying value	14,873	13,334	3,196	3,477	**34,880**	523,890	**558,770**
as a percentage of total loans	*2.66%*	*2.39%*	*0.57%*	*0.62%*	***6.24%***	*93.76%*	
As at 12.31.2009							
Face value	32,836	16,430	4,436	3,932	**57,634**	537,032	**594,666**
as a percentage of total loans	*5.52%*	*2.76%*	*0.75%*	*0.66%*	***9.69%***	*90.31%*	
Writedowns	20,144	4,883	1,130	428	**26,585**	3,095	**29,680**
as a percentage of face value	*61.3%*	*29.7%*	*25.5%*	*10.9%*	***46.1%***	*0.6%*	
Carrying value	12,692	11,547	3,306	3,504	**31,049**	533,937	**564,986**
as a percentage of total loans	*2.25%*	*2.04%*	*0.59%*	*0.62%*	***5.50%***	*94.50%*	

The increase in **impaired loans** compared with December 2009 came from non-performing loans (+€2.2 billion), doubtful loans (+€1.8 billion), in contrast to restructured loans (-€110 million) and past due loans (-€27 million), which showed a slight improvement.

Group Results (Continued)

Main Results and Performance for the period (Continued)

Net Income from Investments

In the first six months of 2010 **net income from investments** totaled €107 million.

In particular, the assets sold in the first half of 2010 included the stakes held in the real estate funds Omicron Plus and Core Nord Ovest, which generated a capital gain of €65 million, the sale of the following investments: the private equity investment in the company Russian Alcohol (€13 million), the VISA stocks held in the portfolio (€16 million), the pension fund Otan (€5 million), some of the shares held in Pioneer funds, generating income of €28 million, the investment in Heidelberger Cement with income of €28 million, and SGSS with income of €16 million.
In addition, the stake held in Assicurazioni Generali was also sold in the first half of the year with a capital loss of €72 million.
There was a write-down of €24 million on real estate assets in the first half of the year by the company EOF.

Profit before Tax

For the first half of 2010, taking into account provisions, integration costs and net impairment losses on loans as well as net income on investments, **profit before tax** totaled €1.6 billion compared with €1.9 billion for the corresponding period of the previous year.

The following table shows **profit before tax** broken down by business segment.

Profit before tax by business segment

(€ million)

	OPERATING PROFIT	GOODWILL IMPAIRMENT	PROVISIONS FOR RISK AND CHARGES	INTEGRATION COSTS	NET WRITE DOWNS OF LOANS AND PROV. FOR GUAR. AND COMM.	NET INCOME FROM INVEST.	PROFIT BEFORE TAX	
							H1 2010	H1 2009
Retail	1,282	-	(13)	(7)	(975)	7	296	670
Corporate & Investment Banking (CIB)	3,404	-	(34)	(1)	(1,787)	55	1,637	1,223
Private Banking	135	-	(3)	-	(2)	-	129	168
Asset Management	169	-	(3)	1	-	-	167	123
Central Eastern Europe (CEE)	1,179	-	(17)	(2)	(691)	19	489	720
Parent Company and other companies	(687)	(162)	(193)	(2)	(52)	27	(1,070)	(976)
Group Total	**5,482**	**(162)**	**(262)**	**(11)**	**(3,507)**	**107**	**1,648**	**1,929**

Income Tax for the Period

Income tax for the period totaled €745 million, with a tax rate of 45.2% compared with 36.1% for the first six months of 2009. The substantial impact of taxes on the Group's net profit was mainly due to the non-deductibility of goodwill impairment (which, if excluded, gives a rate of 41.2%) and the significant effect of IRAP (Regional Tax on Productive Activities) on Italian businesses.

Profit for the Period

Profit for the period of €903 million, less **minorities** (-€119 million) and the effects of **purchase price allocation**, mostly arising from the acquisition of the Capitalia Group (-€115 million), resulted in a **net profit** of €669 million **attributable to the Group** compared with €937 million in the first half of 2009.

Capital and Value Management

Principles of Value Creation and Capital Allocation

To create value for the shareholders, the Group's strategic guidelines are aimed at optimizing the composition of its business portfolio. This goal is pursued through a process of capital allocation to each business line in relation to its specific risk profile and ability to generate extra income measured as EVA, which is the main performance indicator related to TSR (Total Shareholder Return). The development of Group operations with a view to value creation requires a process for allocating and managing capital governed by different phases in the process of planning and control, articulated as:

- Formulation of the proposed propensity for risk and capitalization targets;
- Analysis of the risks associated with the value drivers and resulting allocation of capital to the business lines and to the Business Units;
- Assignment of performance targets in line with risk;
- Analysis of the impact on the Group's value and of the creation of value for shareholders;
- Drafting and proposal of the financial plan and dividend policy.

The process of allocation is based on a "dual track" logic, i.e., the higher amount as between economic capital and regulatory capital (Core Tier 1) is allocated at the consolidated level and for each business line/Business Unit.

If economic capital is higher, this approach makes it possible to allocate the real risk capital that the Supervisory Authority does not consider yet and, if regulatory capital is higher, to allocate capital in accordance with the regulatory rules.

EVA Generated by Business Segment (€ million)

	H1	
	2010	2009
Retail	(153)	182
Corporate Investment Banking (CIB)	108	85
Private Banking	67	101
Asset Management	106	68
Central Eastern Europe (CEE)	(29)	220
Other components [1]	(971)	(1,308)
Total	**(872)**	**(653)**

Notes:
2009 figures were recasted, where necessary, on a like-to-like basis to consider changes in scope of business segments and computation rules.
1. Global Banking Services, Corporate Centre, inter-segment adjustments and consolidation adjustments not attributable to individual segments.

Capital and Value Management (Continued)

Capital Ratios

The Group dynamically manages its capital by monitoring regulatory capital ratios, anticipating the appropriate changes necessary to achieve its targets, and optimizing the composition of its assets and equity. Planning and monitoring refer, on the one hand, to Shareholders' Equity and the composition of regulatory capital (Core Tier 1, Tier 1, Lower and Upper Tier 2, and Tier 3 Capital) and, on the other hand, to the Risk-Weighted Assets (RWAs).

With the introduction of Basel 2, the latter aspect assumes even greater importance. In fact, calculating the Risk-Weighted Assets for portfolios managed using the Advanced model not only depends on the nominal value of the assets but also on the relevant credit parameters. Besides volume dynamics, it also becomes crucial to monitor and forecast the change in the loan quality of the portfolio in view of the macroeconomic scenario (the so-called pro-cyclical effect).

For each fiscal year the Group sets a Core Tier 1 ratio target ensuring that its credit rating is in line with the major international banking groups.

The Core Tier 1 Ratio (Basel 2) at June 2010 was 8.41%. The Tier 1 Ratio and Total Capital Ratio, respectively, were 9.38% and 12.74%.

Capital Ratios (€ million)

	AS AT 06.30.2010	AS AT 12.31.2009 AFTER CAPITAL INCREASE	AS AT 12.31.2009 BEFORE CAPITAL INCREASE
Total Capital	58,472	58,257	54,372
Tier 1 Capital	43,071	42,919	39,034
Core Tier 1 Capital	38,624	38,288	34,435
Total RWA	459,047	452,388	452,388
Total Capital Ratio	**12.74%**	**12.88%**	**12.02%**
Tier 1 Ratio	**9.38%**	**9.49%**	**8.63%**
Core Tier 1 Ratio	**8.41%**	**8.47%**	**7.62%**

2009 After Capital Increase figures include the capital increase announced on September 29, 2009 and concluded on February 24, 2010.

Shareholders' Equity attributable to the Group

Shareholders' Equity attributable to the Group, including net profit for the period of €669 million, was €64,428 million as at June 30, 2010 as against €59,689 million at December 31, 2009.

The table below shows the main changes in H1 2010.

Shareholders' Equity (€ million)

Shareholders' Equity as at December 31, 2009	**59,689**
Capital increase (net of capitalized costs)	3,916
Disbursements related to Cashes transaction (*"canoni di usufrutto"*)	(77)
Dividend payment	(550)
Forex translation reserve	982
Change in afs / cash-flow hedge reserve	(221)
Others	20
Net profit for the period	669
Shareholders' Equity as at June 30, 2010	**64,428**

Results by Business Segment

The following table shows the results by business segment for the first six months of 2010, which will be discussed in subsequent chapters.

Since the first half of 2009, the former Corporate Banking and MIB divisions have been merged with Corporate & Investment Banking, while Asset Gathering has moved from Private Banking to Retail. In addition, as already mentioned, Poland is considered within the respective key business areas. Prior-year profit and loss data have been restated to take these changes in scope into account.

Key figures by business segment

(€ million)

	RETAIL	CORPORATE & INVESTMENT BANKING (CIB)	PRIVATE BANKING	ASSET MANAGEMENT	CENTRAL EASTERN EUROPE (CEE)	PARENT COMPANY AND OTHER SUBSIDIARIES (CONSOLIDATION ADJUSTMENTS INCLUDED)	CONSOLIDATED GROUP TOTAL
Income statement							
OPERATING INCOME							
H1 2010	5,085	5,209	420	411	2,218	(44)	13,299
H1 2009	*5,747*	*5,523*	*462*	*344*	*2,396*	*(75)*	*14,398*
OPERATING COSTS							
H1 2010	(3,803)	(1,804)	(286)	(242)	(1,039)	(643)	(7,817)
H1 2009	*(3,924)*	*(1,740)*	*(282)*	*(226)*	*(956)*	*(562)*	*(7,690)*
OPERATING PROFIT							
H1 2010	1,282	3,404	135	169	1,179	(687)	5,482
H1 2009	*1,823*	*3,783*	*181*	*118*	*1,440*	*(637)*	*6,708*
PROFIT BEFORE TAX							
H1 2010	296	1,637	129	167	489	(1,070)	1,648
H1 2009	*670*	*1,223*	*168*	*123*	*720*	*(976)*	*1,929*
EVA							
H1 2010	(153)	108	67	106	(29)	(971)	(872)
H1 2009	*182*	*85*	*101*	*68*	*220*	*(1,308)*	*(653)*
Cost/income ratio							
H1 2010	74.8%	34.6%	68.0%	58.9%	46.8%	n.s.	58.8%
H1 2009	*68.3%*	*31.5%*	*60.9%*	*65.7%*	*39.9%*	*n.s.*	*53.4%*
Employees [1]							
as at June 30, 2010	62,595	15,841	3,062	1,913	51,736	26,711	161,857
as at December 31, 2009	*63,827*	*16,320*	*3,112*	*1,962*	*52,388*	*27,453*	*165,062*

Notes:

2009 figures were recasted, where necessary, on a like-to-like basis to consider changes in scope of business segments and EVA computation rules.

1. "Full time equivalent". These figures include all the employees of subsidiaries consolidated proportionately, such as Koç Financial Services

Results by Business Segment (Continued)

Retail

Introduction

The main aim of UniCredit Group's Retail Strategic Business Area[1] is to allow individuals, households and small businesses to meet their financial needs by offering them a comprehensive range of reliable, high-quality products and services at a competitive price.

The Retail SBA includes the three Italian commercial banks, UniCredit Banca, UniCredit Banca di Roma and Banco di Sicilia, and the Retail business lines of UniCredit Bank AG in Germany and UniCredit Bank Austria in Austria.

The Retail SBA also includes UniCredit Family Financing Bank, the Group bank that specializes in consumer credit and residential mortgages, supporting the Retail banks with solutions to meet many financing needs of households.

The Retail SBA also includes Asset Gathering, the business line specializing in individual retail customer deposits both online and via a network of financial consultants. Asset Gathering operates through FinecoBank in Italy, DAB Bank in Germany, and DAT Bank in Austria; these banks offer the banking and investment services of traditional banks, but set themselves apart by their specialization in online trading and a marked focus on technological innovation.

Finally, following the divisionalization of Bank Pekao that began on 2Q, 2010, Poland's Retail business unit is now the responsibility of the Retail SBA.

Financial Performance

The results for first half of 2010 were influenced by the difficult economic situation and the extreme conditions on the rates markets, which continued to affect revenues negatively. However, this has been counterbalanced by increased fees, an ongoing focus on cost containment, and the first positive results of a series of measures intended to reduce provisions connected to the loan portfolio.

The Retail SBA's operating profit was affected by changes in **operating income** - €5,085 million in the first half of 2010, down from the first half of 2009 (-11.5%) - which can be attributed almost exclusively to the sharp contraction in net interest income.

The performance of **net interest** income was unfavourable, due to the worsening in the market rates situation that brought Euribor to an all-time low (in the first half of 2010, the one-month Euribor recorded an average value of 43 basis points, with an average drop of 93 basis points compared to the first half of 2009). This progressive reduction in market rates has therefore had a negative impact on the Retail SBA's profits from financial spreads. The reduction is notably due to the Italian portfolio and almost entirely results from the sharp contraction in spreads on deposits. Moreover, the measures to abolish the maximum overdraft commission in Italy as from the second half of 2009 contributed to reducing the net interest income on loans by penalizing the comparison of the first half of 2010 with the same period in the previous year.

On the other hand, in terms of **commission**, the Retail SBA recorded growth in the first half of 2010 compared to the first half of 2009. This growth was concentrated in Italy and was primarily due to up-front commissions for the sale of financial and bancassurance products.

A significant contribution to the growth in commissions was due to the commission for provision of funds which, as of July 2009,

Income Statement

(€ million)

RETAIL	H1 2010	H1 2009	CHANGE %	2010 Q2	2010 Q1	CHANGE % ON Q1 2010	2009 Q2
Operating income	5,085	5,747	- 11.5%	2,536	2,549	- 0.5%	2,860
Operating costs	(3,803)	(3,924)	- 3.1%	(1,908)	(1,895)	+ 0.7%	(1,973)
Operating profit	1,282	1,823	- 29.6%	628	654	- 4.0%	887
Net write-downs on loans	(975)	(1,016)	- 4.1%	(452)	(522)	- 13.4%	(523)
Profit before tax	296	670	- 55.8%	173	123	+ 41.0%	257

1. The Introduction lists the main organizational changes and main business lines and legal entities that make up the Retail Strategic Business Area, also known as the Retail SBA. The Financial Performance section sets out the Retail SBA's overall results based on the 2010 area. The 2009 data are stated on a proforma basis in relation to the new area to allow for standardized comparisons.

in accordance with the "anti-crisis decree," replaced the previous calculation method commonly known as the "maximum overdraft commission"; in the first half of 2009, this was recorded under net interest income.

Operating costs of €3,803 million were recorded at the end of June 2010, a reduction of 3.1% compared to the first half of 2009. This decrease was the combined result of changes in payroll costs and other administrative expenses that benefited from measures initiated some time ago to achieve a structural reduction in costs. Payroll costs were reduced, in particular as a result of the large-scale downsizing of staff that also continued in the first half of 2010. The number of **FTE**[2] in the Retail SBA as at June 30, 2010, actually fell by 1,232 units (-1.9%) compared to the end of 2009, primarily in Italy and Germany. Other administrative expenses recorded a reduction due to cost containment in the first half of 2010, primarily in Italy, especially in relation to information and communication technology expenses and other running costs.

In spite of cost containment efforts, the **cost/income ratio**, as at June 2010, was 74.8%, with **operating profit** of €1,282 million, both having worsened compared to the first half of 2009.

Net write-downs on loans of €975 million were recorded in the first half of 2010, a reduction compared to H1 2009 (-4.1%). This improvement is evident in all countries and customer segments. The only portfolio where the trend is in the opposite direction is Poland, which accounts for 6% of the overall Retail SBA. However, comparing quarters brings to light a significant improvement. A reduction was recorded in Q2 2010 compared to the values recorded in Q1 (-13.4%), especially in Italy, driven by the improvements recorded in the small business and consumer lending portfolio. In terms of credit quality, the total **annualized**

Balance Sheet

(€ million)

	AMOUNTS AS AT			CHANGE ON DEC '09	
RETAIL	06.30.2010	03.31.2010	12.31.2009	AMOUNT	%
Loans to customers	173,840	173,786	175,029	-1,188	- 0.7%
Customer deposits (incl. Securities in issue)	239,874	239,469	245,208	-5,334	- 2.2%
Total RWA	75,237	76,195	75,014	223	+ 0.3%
RWA for Credit Risk	61,337	61,257	60,168	1,169	+ 1.9%

Breakdown of loans by country and deposits

(€ million)

	LOANS TO CUSTOMERS		CHANGE	DEPOSITS FROM CUSTOMERS AND DEBT SECURITIES IN ISSUE		CHANGE
RETAIL	06.30.2010	12.31.2009	%	06.30.2010	12.31.2009	%
Italy	113,093	114,547	- 1.3%	175,145	181,179	- 3.3%
Germany	33,107	33,878	- 2.3%	30,432	30,065	+ 1.2%
Austria	19,923	19,182	+ 3.9%	22,444	21,926	+ 2.4%
Poland	7,718	7,422	+ 4.0%	11,853	12,038	- 1.5%
Total	**173,840**	**175,029**	**- 0.7%**	**239,874**	**245,208**	**- 2.2%**

Key Ratios and Indicators

	H1		CHANGE	
RETAIL	2010	2009	AMOUNT	%
EVA (€ million)	(153)	182	-334	- 184.2%
Absorbed Capital (€ million)	5,373	5,358	14	+ 0.3%
RARORAC	-5.69%	6.78%	n.s.	
Operating Income/RWA (avg)	13.44%	14.27%	-83bp	
Cost/Income	74.8%	68.3%	n.s.	
Cost of Risk	1.12%	1.11%	1bp	

Staff Numbers

	AS AT			CHANGE ON DEC '09	
RETAIL	06.30.2010	03.31.2010	12.31.2009	AMOUNT	%
Full Time Equivalent	62,595	62,809	63,827	-1,232	- 1.9%

2. FTE - Full Time Equivalents.

Results by Business Segment (Continued)

Retail (Continued)

cost of risk of the Retail SBA stabilized at a value of 112 basis points at the end of June 2010.

In the first half of 2010, the Retail SBA recorded **profit before tax** of €296 million, down from €670 million of the first half of 2009 (-55.8%), while in the Q2 2010 recorded €173 million with a strong increase compared to the previous quarter (+41.0%) mainly thanks to the reduction of the net write-downs on loans.

At the end of June 2010, the Retail SBA has made a total of approximately €174 billion **customer loans**, with a reduction of €1.2 billion in H1 compared to December 2009 (-0.7%), concentrated in the Q1. This decrease was concentrated in Italy and primarily concerned the stock of mortgages held by UniCredit Family Financing Bank.

The Retail SBA's **customer deposit** stock, including deposits and securities in issue, totaled approximately €240 billion at the end of June 2010, down €5.3 billion compared to December 2009 (-2.2%), concentrated in Q1. After factoring in adjustments in relation to the bonds used by UniCredit Family Financing Bank (intended to finance the stock of mortgages and personal loans originating from the commercial banks), the actual decrease in deposits was €4 billion. This reduction is primarily due to customer deposits in Italy (especially the fall in deposits from Retail Italy Network and Fineco customers).

The Retail SBA recorded an **RWA** value of €75 billion at the end of June 2010, slightly up from the value recorded at the end of December June 2009 (+0,3%). This increase was primarily due to the Austrian portfolio and was the result of the credit portfolio exposure to volatility of foreign exchange rate offset by the passing to advanced calculation methods for operative risks in Italy.

Breakdown by business, geographic area and company


Customers Total Financial Assets[1-2]
(June 2010, € billion)
260[3]
Direct deposits
AUM
AUC
99
78
82
73
30
20
23
38
23
9
6
14
11
3
ITALY
GERMANY
AUSTRIA
POLAND
Share of total
67%
19%
10%
4%
Total Loans to Customers (excluding non-performing loans)
(June 2010, € billion)
113
Other
SB M/L term
SB short term
Consumer credit
Households Mortgages
14
14
15
9
61
33
1
11
0.9
19
0.6
20
3
2
3
12
0.3
8
0.8
0.4
0.6
ITALY
GERMANY
AUSTRIA
POLAND
Share of total
65%
19%
12%
4%

1. Business volumes which have been classified differently from accounts data.
2. Data including asset of Fineco Bank in Italy, DAB Group in Germany.
3. New commercial network data, net of Institutionals.

The two graphs show the contribution of the four countries to the breakdown of the Retail SBA's financial assets and loans, subdivided by types of product. At the end of June 2010, of **total financial assets** of about €386 billion, Italy contributed 67%, Germany 19%, Austria 10%, and Poland 4%. In Italy and Germany, greater penetration of **indirect deposits** was recorded (nearly 60%), while in the other countries – which traditionally have higher percentages of savings deposits – the weighting was 40% in Austria and 20% in Poland.

Of total **loans to customers** of around €174 billion, Italy contributed 65%, Germany 19%, Austria 12%, and Poland the remaining 4%. The mix was also different in the four countries. **Mortgages** for home purchases represented the largest product in all areas with average penetration of approximately 55%. In terms of **consumer credit**, Italy contributed 67% of the €13 billion in total loans. Finally, Italy contributed 89% of the Retail SBA's short-term loans to small businesses.

Retail Network Italy

In terms of **customer satisfaction**, the pre-existing initiatives from 2009 were continued (TRI*M[3] Index, Mystery Shopping, complaint management, Operating Quality), supported by dedicated training programs. Moreover, new initiatives were launched in H1 to achieve greater distribution of the culture of customer satisfaction within the Group. These include monthly measuring of customer satisfaction through **Istant Tri*M** (to identify the satisfaction level of customers who have made a transaction within the last month) and **Tri*M Opinion Leader** (measured by interviewing a sample of users with the capacity to influence public opinion in the area). Finally, the Tri*M Index initiative was extended to the Business Easy and Smart Affluent customer sub-segments. In June 2010, the TRI*M index recorded a value of 60, an improvement of 2 points compared to December, and a continuation of the upward trend from 2009.

The first half of 2010 was characterized by some far-reaching events, including the entry into force of the European Directive on payment services (PSD), based on which it was necessary to prepare a functional analysis and procedural and process amendments for all applications affected by the new legislation (register, collection and payment systems, cards, etc.).

The **"MACRO Project"** (from the Italian acronym for "advanced methods for control of operating risks") was launched to review the operating risk control model. Certain other initiatives involving reorganization and extraordinary maintenance of the commercial network were also launched. With a view to rationalizing costs, the control and reporting procedures for cross transactions have been put into operation and further investments have been made in advanced ATMs to expand the network of direct channels available to customers. Moreover, in terms of lending, new solutions have been provided to simplify the processes for disbursement of loans to households and businesses, and to monitor risks.

In the **Mass Market segment,** during the first half of 2010, the restyling of the Genius current accounts range was completed, with the aim of improving the range's competitiveness and simplifying the services it offers. The new range includes the **"Genius Smart"** account, which is intended for high-end customers and is more suitable for use with advanced channels. The new prepaid card **"Genius Card Web,"** has been launched. This latest-generation prepaid card, which can be applied for entirely online, is intended for a highly IT-literate customer bracket seeking a product that can be managed online. In the field of loan products, the range of mortgages has been expanded with the **"Opzione Sicura,"** or "secure option," a product that allows customers to benefit from the current low interest rates, with the option of moving to a fixed rate at any time without charge, thus reducing the installment amount to be paid and extending the repayment term. Thanks to the **"Tagliando"** service, customers can also monitor their installments continuously, therefore encouraging efficient, informed use of the various options. In terms of personal loans, the **"Creditexpress Dynamic"** loan was enhanced with new options such as the opportunity to **"skip an installment"** (the customer can skip one installment per calendar year and defer the payment to the end of the plan); **"change an installment"** (which allows the customer to request modification of the amount of the installment due, and consequently readjust the repayment schedule); and finally, the **"loan reload"** (under which the customer can restore the remaining capital to the level of the initial amount disbursed and therefore obtain new cash).

The **Personal Banking segment** has designed its own growth strategy using specific initiatives intended, on one hand, to strengthen existing customer confidence – using a range of products where the invested capital is guaranteed, along with proposed investment strategies suitable for diversifying the risk profile of its customers, taking into account market volatility – and on the other hand, to gain new customers through targeted use of price leveraging. Two key initiatives can be identified: "**UniCredit First Ti Premia**" and "**Pioneer Idee di Investimento.**" The first aimed to win new customers by offering a targeted range of products on conditions that are particularly attractive to customers. The second offered customers funds selected by Pioneer in order to encourage portfolio diversification and to take up opportunities offered by market trends. This renewal of the product range aimed to augment the offer by adding more product categories in order to encourage a greater diversification of customer portfolios and to increase product personalization through equity exposure, replacing investment vehicles that offer lower added value for the customer in view of the current interest rate scenario.

Turning to the **sales results**, the commercial network in Italy generated investment product sales worth €15 billion in H1 2010 mainly thanks to the strong contribution of one-payment bancassurance products with a capital guarantee at the maturity. The net balance of assets under management rose by €2.7 billion (4.8% of stock) in the H1, above all due to placements of UniGarantito and UniOpportunità, guaranteed-principal insurance products offering a guaranteed minimum annual return, which totaled about €4 billion of policies sold in the first half. Italy reported an increase of €1.2 billion in total financial assets since the beginning of the year, above all due to the depreciation of indirect deposits following the turbulences in financial markets during the first half.

3. The TRI*M index measures the level of customer retention through a weighted summation of assessments that interviewees give the Company based on 4 main retention indices, two of which are related to satisfaction (overall satisfaction and likelihood of recommending), while the other two measure loyalty (likelihood of repeat purchases and competitive advantage).

Results by Business Segment (Continued)

Retail (Continued)

During the first half, the range of Imprendo accounts in the **Small Business segment** was revised, in order to simplify the product catalogue and tailor the range to the varying customer requirements of small and medium-sized businesses. With this in mind, a new account, **"Imprendo Agricoltura"**, was launched to meet the specific needs of agricultural businesses. The range of small business products was also expanded with the introduction of new credit cards, the "**UniCreditCard Business Standard**" and the "**UniCreditCard Business Gold**," both offering a range of exclusive services to meet the specific needs of business customers.

The three commercial banks continued to actively support small businesses through the provision of around €5.8 billion of new borrowing, translating into over 100,000 completed applications since the start of the year. In particular, **"Progetto Impresa Italia"** [Italy Business Project] has provided for the allocation of an additional upper limit, diffused locally through the sectorial associations and Confidi, in order to support small business and guarantee the flow of resources at a time of market liquidity crisis. As part of this project, which was launched in early 2008, an additional €599 million of new funding (including new agreements and an increase in short term renewals) was approved in 7,992 transactions during the first half of 2010 that took the total volumes provided to €1.4 billion since the beginning of project with an acceptance rate of loan applications of 78%. Also in the spirit of supporting businesses in temporary financial difficulties, the **"SOS Impresa Italia"** [Italy Business SOS] initiative was continued. The project began with an agreement signed in September 2009 with artisans and retailers' associations, to rescue structurally sound businesses affected by the crisis by offering innovative financial instruments (for example, extended repayment plans or the temporary suspension of loan repayments, etc.). From its inception until June 2010, around 14,000 small businesses were helped to remain solvent, with new loans totaling €1.8 billion, and 21,000 have been "supplementary" loans amounting to a total exposure of €1 billion. Lastly, the annual **"Premio OK Italia"** was held in June 2010 to reward those companies, including non customers, who show a record of outstanding achievement in a specific sector. The theme of the 2010 award was internationalization and there were a total of 20 prize-winning companies.

Retail Network Germany

In the first half of 2010 **UniCredit Bank AG** continued to serve the three strategic customer segments (mass market, affluent and small businesses) using three dedicated service models that reflect their different needs. In the first half year the main aim of the **Mass Market segment** was to continue to support the loan business. Sales of loan products were reinforced by intense sales campaigns. UniCredit Bank AG benefited from the persistence of historically low interest rates, increasing mortgage sales of nearly 80%. The continued development of its collaboration with Wüstenrot resulted in a 25% increase in production compared to H1 2009. The integration of Wüstenrot products into the range of savings products linked to real estate strengthened the position of UniCredit Bank AG as top consultant. UniCredit Bank AG has used as Key instruments for bringing in new customers the new Member get Member program, **"Family & Friends,"** as well as the **"Willkommenskonto"** current account.

Advisory activities in the **Personal Banking segment** were also focused on the **"HVB VermögensDepot privat"** investment line for which UniCredit Bank AG acts as agent. This innovative product responded to customer requirements by combining UniCredit Group's capacity for asset allocation with the transparency of ETFs and providing frequent and tailored information to its clients on the performance of their investments. Moreover, a series of guaranteed investment funds was introduced in collaboration with Pioneer Investments. Sales volumes of these funds grew steadily, especially those investing in emerging markets. The revision of the business model in the bancassurance sector of UniCredit Bank AG, which was commenced in the early months of 2010 in order to improve performance, has already produced its first results. After completing the majority of the planned professional certifications and updating the product catalogue, there was a considerable increase in sales of bancassurance products (+30% in the three customer segments) compared to the first half of 2009. Moreover, will be implemented procedures within the end of the year in order to permit consultants to identify their customers' needs even more clearly and find the most appropriate financial solutions for them.

In the **Small Business segment, UniCredit Bank AG** continued to make efforts to improve the key features of **"Konto4Business,"** the current account dedicated to small businesses, by enabling access to mailing services or marketing advisory services and by managing requests from customers with this current account in collaboration with Deutsche Post and Creditreform.

As part of the broad range of initiatives offered by UniCredit Bank AG for financial products, the Small Business segment launched **"UniCredit Bank AG Investkredit"** with an attractive interest rate of 4.99%, resulting in a 9% rise in the volume of new agreements compared to the first half of 2009. In addition, a training program for small business consultants was launched with the aim of improving sales expertise in the management of government-backed financing programs for the benefit of its small business customers.

Retail Network Austria

In the **Mass Market** segment, Bank Austria launched the SEPA debit card in two versions: **"SEPA Direct Debit Core,"** for retail and corporate customers and the exclusive **"SEPA Direct Debit B2B"** for corporate customers. Bank Austria also offers a dedicated advisory service to their customers on foreign currency loans in order to suit the requirements of their customers in line with foreign currency market conditions. In June, Bank Austria launched **"Solutions 4 All"** to provide on-the-job training for Mass Market consultants in order to improve advisory and communication capacities.

The first quarter of 2010 saw the continued offer of investment products in the **Personal Banking** segment aimed at meeting customers' increasing requests for simple safe investment products with guaranteed principal able to protect them from potential market risks. Bank Austria issued its own bonds characterized by simplicity and transparency: these comprised 5 bonds with maturities ranging between 4 and 6 years, which generated sales volumes of around €98 million. In addition, two USD-bonds, targeted at customers wishing to invest in a foreign currency, achieved sales volumes of about €22 million. Bank Austria also continued its strategy of placing funds from the range of **"Pioneer Austria Guarantee Funds."** The **"Global Emerging Markets Garantie 5/2018"** fund, which has a fixed term of about 9 years with 100% guaranteed principal and 80% of its maximum value guaranteed by Bank Austria on maturity, totaled sales worth €174 million. Following this Bank Austria launched two successful single premium products at the beginning of April: **"Active Cash Fix 9/2020"** and **"Active Capital Fix 9/2020,"** both of which have attracted investments worth €41 million.

In the **Small Business segment,** Bank Austria continued to offer the **"account4business"** product, its modular current account, the outcome of a new concept based on price transparency. It is dedicated to small businesses and offers special features aimed to help customers manage their business transactions (cash dispenser, credit card, ready-to-use web shop, EPS Internet Paying System). A marketing campaign aimed at promoting the product is planned for the second half period. An initiative was launched to support credit activities at a national level, focused on guaranteed loans and the so-called **"Customer Priority Clusters."** The aim is to encourage Austrian small business clients and self-employed professionals in their propensity to invest. A marketing campaign titled **"Small Business Information Days with Grant Advisory"** was run in almost every region of the country. The event included a number of days dedicated to advisory services. Consultants were assigned to small business customers in almost every province throughout Austria, with the active participation of government agencies and other organizations (around 12 partners cooperated during each Information Day event). The campaign was well received by the market and produced a positive impact in terms of reputation and image. Other Info-Days dedicated to small business customers will be extended to other areas of the country in H2 2010. Continued activities of sales support, target groups, events and training courses dedicated to operators in the health sector. The current account "Med-Account," the "MediCard," and "Medplan," were updated, while the modular current accounts **"account4Med"** and **"account4professionals"** are being developed.

UniCredit Family Financing Bank

The strategy of the **UniCredit Family Financing Bank** in the first half of 2010 focused on relaunching the mortgage product by means of a major business repositioning campaign, both through the banking channel, by reactivating a widespread network of contacts with estate agencies across the country, and through the non-banking channel, thanks to competitive products and prices. In order to fulfill the requirements of customers looking for a mortgage that will satisfy their affordability, sustainability and security requirements, the range of UniCredit Family Financing mortgages was expanded by adding two new products: *Mutuo Opzione Sicura and Mutuo Salva Rata.*

The ***Mutuo Opzione Sicura*** mortgage combines the advantage of a variable rate with the opportunity to switch to a fixed rate by extending the repayment term. Furthermore, thanks to a standardized process and periodic communications regarding the status of the loan, it allows customers easily to benefit from the renegotiation options available at the after-sales stage. The ***Mutuo Salva Rata*** mortgage allows customers to enjoy the benefits of a variable rate with the certainty that the repayments will never exceed a certain amount, which is fixed when the mortgage contract is signed. During the second quarter, a number of improvements were made to the product features and the after-sales service in order to make the *Mutuo Opzione Sicura* even more innovative. In particular, a service was launched to supply a *Tagliando Ordinario* (a mortgage statement sent once a year) and a *Tagliando Straordinario* (an advice sent to notify customers of particular events leading to an increase of over 20% in repayments), providing customers with an on-going and personalized advice service and a greater guarantee of security and peace of mind.

In order to support this campaign, an educational workshop on the mortgage product was organized for journalists in June, involving Retail Identity & Communication, Media Relations Italy and Mass Market Clients Italy, for the dual purpose of restoring the company's position as one of the main players in the industry, strengthening the position of UniCredit as a bank that cares about sustainability and responsible borrowing and educating people.

Several **sales initiatives** dedicated to the various sales channels were launched. In the **non-banking channel**, the ***"Su di giri"*** incentive scheme was implemented for car dealers, offering ten trips to New York for two people and involving one hundred and sixty car dealers, who increased production by 40% in the first four months

Results by Business Segment (Continued)

Retail (Continued)

of 2010 compared to the same period of 2009. A partnership was established with the *Federazione Motociclistica Italiana* [Italian Motorcycle Federation], which allows UCFin to strengthen its position in the motorcycling world. Motorcycling enthusiasts were also offered the opportunity to take out a personal loan, directly via the www.federmoto.it website, to finance the purchase of a motorbike on very attractive terms. In the **banking channel**, a ***Mutuo Sicuro*** customer care initiative was launched to protect the mortgage stock. This was targeted at the holders of variable rate mortgages with the aim of allowing customers to benefit from the *Tagliando Straordinario* service and from the opportunity to switch to a fixed rate. This action has contributed to reducing the rate of renegotiation and remortgaging. In the **direct channel**, the sale of online loans was launched in April via the company's website, online partner sites and individual pages dedicated to visitors accessing the service directly via a search engine. The range includes eight products aimed at fulfilling eight different financing requirements. In June the new UCFin website went live, its aims is to win new customers by using particularly innovative and efficient tools, not only when searching for information and buying the product, but also at the after-sales and customer service stage. For **credit cards** a communication plan was developed to launch the Trenitalia Card by using the Partner's channel: banners and promotional messages on the Trenitalia and Ferrovie dello Stato rail website, sending of DEM messages to the Trenitalia client database, advertisement page in the train timetable.

As regards the **business support** area, various initiatives were launched during the first half of 2010. The first wave of the **Internal Service Quality** customer satisfaction survey aimed at Retail SBA employees was carried out. It showed that a clear improvement has been achieved in results compared to 2009 (the TRI*M Index for the first half of 2010 compared to the same period of the previous year for mortgages rose from 16 to 41, while for personal loans it rose from 43 to 46). In the event **"UCFin Day"** UniCredit Family Financing met with Mass Market colleagues to discuss the various stages of the underwriting process in order to provide customers with an excellent service, give fast and simple **answers** and make offers that increasingly satisfy their financing requirements.

In terms of **commercial results**, UniCredit Family Financing Bank ended H1 2010 with a mortgage stock of approximately €60.7 billion. New mortgages accounted for approximately €1.9 billion demonstrating clear growth in the mortgage business, supported by the market recovery and the positive results achieved by sales promotion initiatives. Commercial spreads remained substantially stable in the first half of 2010, with an average spread of volumes disbursed of 138 bps on a half-yearly basis.

On the consumer credit side in Italy, with an existing stock of €8.9 billion, new flows of €1.9 billion were generated during the first half of 2010. These results are primarily attributable to the contribution made by personal loans (€1.25 billion) and car loans (€0.27 billion).

As regards the **overseas market**, activities aimed at developing and consolidating international initiatives continued. In the first half of 2010 the Munich branch continued its operations in the credit card segment, issuing around 16,000 new cards, reaching a level of over 192,000 cards for a total business volume of over €118 million. Furthermore, personal loan distribution activities continued through branches of UniCredit Bank AG, disbursing a total of €177 million (+4.6% y/y) in loans. In Bulgaria, the subsidiary UniCredit Consumer Financing AD continued to develop, disbursing fixed term and personal loans amounting to €37 million (+88% y/y). In Romania, the subsidiary UniCredit Consumer Financing IFN gradually expanded the business of distributing personal loans through the branches of UniCredit Tiriac Bank with total disbursements of €40 million approximately (+172% y/y).

Asset Gathering

The main objective pursued in the first six months was to continue growing and innovating, focusing strongly on the customer. The strategy was based on enriching and innovating products and services in order to strengthen the company's leadership in its reference markets and enhance customer satisfaction levels. In the coming months, greater focus is expected to be placed on asset allocation activities, making the most of the company's ability to offer high quality and high added value advisory solutions through its network of financial advisors and other channels. Projects are also planned to develop synergies with DAB and DAT, with a view to expanding into overseas markets.

Fineco Bank continued to improve its existing products and services in the trading, banking and investment fields in Italy, focusing in particular on optimizing the performance of the technological platform. The development of an increasingly complete and comprehensive trading platform is allowing Fineco to increase the internalization of orders and Forex, prospectively on foreign markets as well. The **Fineco Advice** service was launched to improve relations between the network of financial advisors and customers, with a view to eliminating potential conflicts of interest in the choice of products and in portfolio allocations. In order to maximize new business in all channels through a balanced mix of direct action, word-of-mouth and brand awareness, advertising activities continued to use the ***Stai davanti*** communication concept launched at the end of 2009. Thanks to the very high level of customer satisfaction, winning new business by word-of-mouth continues to be the most effective way of opening new accounts, ensuring that the cost of attracting new business remains low and the average quality of accounts opened is high. The first Member get Member campaign launched in February 2010, called **FinecoBuzz**, which resulted in over 16,000 accounts being opened in 2 months, was followed in June by the new **FinecoFlash** campaign, which aims to increase

both the frequency and overall effectiveness of the Member get Member campaign.

During the first half of 2010, Fineco recorded a net inflow of €409 million and assets of €33.6 billion (+1% compared to December and +9% compared to June 2009). Thanks to its network of financial advisors, Fineco is 3rd in the Assoreti list in terms of stock[4] and 5th in terms of net inflow[5].
With regard to online trading, Fineco is ranked first in terms of third-party account business volume in major markets[6] (MTA, TAH, S&P/MIB Futures and Mini S&P/MIB) and in terms of transactions in the shares segment. To summarize, Fineco Bank has confirmed its market leading position[6] as a broker in Italy with 13.5 million transactions and as the top European broker in terms of the number of executions and the range of products offered in a single account.

DAB Group, which operates with DAB Bank in Germany and DAT Bank in Austria, extended its trading and consultancy business, consolidating its leadership as a broker. Through the new "DAB one" project it will be offering its customers even more effective ways of carrying out their banking and trading transactions. With **"DAB one"** it intends to become the best direct bank for all investors, traders and managers. During the first half of 2010, DAB optimized and boosted its website, expanding its offer of ETFs and derivatives, introducing FOREX currency trading by using the Fineco platform. During the first half of 2010, DAB won the best broker award for the supply of certificates and ETFs **(www.brokerwahl.de).** End of period data confirmed a growth in stocks of +4.7% compared to the end of the previous financial year, bringing assets to €24.4 billion. Total net inflow was €1.231 million. During the first half of 2010, DAB Bank achieved 2.2 million transactions and DAT Bank 0.6 million transactions.

Retail Network Poland

During the first half of 2010, **Bank Pekao** recorded a significant increase in lending activity, both to private customers and small companies, focusing on three key products (cash flow loans, mortgages and small business loans).

In the **Mass Market segment**, Bank Pekao recorded a 57% increase in mortgage sales compared to the first quarter of 2010. In the first part of 2010, Bank Pekao recorded an increase in the market share of new mortgage business from 8.4% in December 2009 to 14.08% in June 2010. In terms of stock, mortgages increased by 5.4% from the beginning of the year and 10.7% compared to June 2009, with a continuous focus on the profitability of new disbursements.

The **Small Business segment** recorded a reversal of the trend in loans during the first half of 2010. The volume of new disbursements doubled from €116 million in the first quarter to €241 million in the second quarter. The loan stock increased by 10.8% from the beginning of the year. The growth in business was supported by the opening of 63 small business centers and the introduction of new tools such as the **"Financial navigator"** for customers. New disbursements increased by 3.1% compared to the same period of the previous year.

In the **Personal Banking segment**, Bank Pekao continued successfully to sell mutual funds in the retail business, with sales worth €600 million during the first half of the year, 2.6 times higher than the first half of 2009, strengthening its leadership with a market share of 17.9% in June 2010. Total deposits made with Bank Pekao in the retail business grew by 5.7% compared to June 2009.

Retail Poland continued to record a growth in the number of Internet banking customers with its two leading products: **"Pekao24"** for private customers, which achieved 1.5 million customers (+27% y/y), supported by the launch of the new version of the Internet banking platform, and **"Pekao24Firma"** for small business customers, which achieved 141,000 customers (+30% y/y).

4. Source: Assoreti - "Assoreti periodic quarterly stock report - March 2010";
5. Source: Assoreti - "Assoreti monthly periodic flow report - May 2010";
6. Source: Assosim - "Report on the trading data of ASSOSIM members in the markets managed by Borsa Italiana SPA - June 2010".

Results by Business Segment (Continued)

Corporate & Investment Banking (CIB)

Introduction

The Corporate & Investment Banking (CIB) area targets corporate customers with revenues of over €3 million and institutional customers of the UniCredit Group with a matrix-based organizational model based on a clear separation between coverage and distribution functions (Networks) and functions dedicated to the development of products and services (Product Lines). In this framework, during the first half of the year the full managerial and accounting integration of CIB Network Poland has been completed, therefore reported results include also that area.

The context experienced by CIB in this half-year was one of mixed economic and financial performance. On one hand, the heightened uncertainty following the increase in sovereign risk and resulting widening of credit spreads had a negative impact on financial markets. On the other hand, the slow but gradual improvement in the overall economic environment, as indicated by the uptick in import and export sales, fostered a reversal of trend in business areas that are more closely related to firms performance, although deposits volumes were affected by continuing low interest rate levels. However, in line with the economic recovery, the outlook for credit risk has improved, and the normalization of the economic environment on the whole is continuing.

In this environment, CIB continues to implement its medium-term strategy aimed at making the Group one of the leading European players in the area of Corporate & Investment Banking in terms of service quality and profitability. Taking full advantage of the potential resulting from the new organizational structure, and leveraging its customer base, CIB is gradually raising the profile of high-value-added products vis-à-vis plain vanilla products, optimizing capital allocation, maximizing risk-adjusted profitability in a sustainable manner and taking advantage of growth opportunities in Central and Eastern Europe. The important results achieved in business areas such as Project & Commodity Finance, Financial Sponsor Solutions and Capital Markets are clear evidence of the results achieved thanks to the new strategic direction. Within ONE4C project, with the aim to increase the level of service to clients, the turnaround threshold for the definition of target corporate client will be increased from €3 million to €50 million. This will result in an optimization of the existing potential in terms of product capabilities within CIB.

Financial Performance

Despite the ongoing unstable economy, in the first half of 2010 CIB reported **operating profit** of €3,404 million, down by 10% from the same period of the previous year. This trend is also reflected in quarterly performance, with the second quarter 2010 down (-14.6% q/q) compared to the first quarter of 2010.

Operating income totaled €5,209 million, a decrease of 5.7% from the same period of the previous year (-9% q/q). This result was largely driven by the significant decline in net interest income, which was partly mitigated by the good performance of commissions and trading income.

Net interest income totaled €3,571 million in the first half of 2010, which was a sharp decline from the same period of the

Income Statement

(€ million)

CORPORATE & INVESTMENT BANKING	H1 2010	H1 2009	CHANGE %	2010 Q2	2010 Q1	CHANGE % ON Q1 2010	2009 Q2
Operating income	5,209	5,523	- 5.7%	2,482	2,727	- 9.0%	3,104
o/w:							
trading revenues	*522*	*248*	*+ 110.7%*	*98*	*424*	*- 76.8%*	*506*
non-trading revenues	*4,687*	*5,275*	*- 11.2%*	*2,384*	*2,303*	*+ 3.5%*	*2,598*
Operating costs	(1,804)	(1,740)	+ 3.7%	(913)	(891)	+ 2.5%	(874)
Operating profit	3,404	3,783	- 10.0%	1,568	1,836	- 14.6%	2,230
Net write-downs on loans	(1,787)	(2,169)	- 17.6%	(805)	(981)	- 18.0%	(1,378)
Profit before tax	1,637	1,223	+ 33.9%	761	876	- 13.1%	543

previous year (-19% y/y), but with clear signs of recovery on a quarter-to-quarter basis. In fact, in the second quarter of 2010, performance was up by 6.2% compared to the previous quarter as a result of volume growth and a slightly improved interest rate environment.

In the first half of 2010 **operating costs** totaled €1,804 million, an increase of 3.7% compared to the same period of the previous year, and a 2.5% increase q/q. This increase was seen in **payroll costs** (+8.2% y/y), although there was a reversal in trend between the first and second quarters of 2010 (-1.2% q/q) in line with the FTE trend. Administrative expenses were also down slightly (-0.8%) from the same period of the previous year (but up 5.7% q/q). The y/y rise in **operating costs** reflected the increase in the variable compensation component consistently with improved **operating profit** in the first quarter of 2010 compared to the same period in 2009.

Net write-downs on loans were down 17.6% from the same period of the previous year, and down 18% q/q. This performance reflects the improved lending environment in Austria and Germany.

In the first half of 2010 **Net profits from investments** totaled €55 million, of which €35 million was generated in the first quarter of 2010, and €20 million in the second quarter of 2010. Thus, year-on-year performance was particularly strong where there are still more signs of a recovery than the heavy losses reported in the first half of 2009.

As a result of improved **trading revenues,** the higher commission contribution and **investment income,** as well as continued improvement in **net write-downs on loans,** in the first half of 2010 CIB generated **profit before taxes** of €1,637 million, an increase of €414 million compared to the same period of the previous year.

Balance Sheet

(€ million)

	AMOUNTS AS AT			CHANGE ON DEC '09	
CORPORATE & INVESTMENT BANKING	06.30.2010	03.31.2010	12.31.2009	AMOUNT	%
Loans to customers	293,028	291,964	294,980	-1,952	- 0.7%
Customer deposits (incl. Securities in issue)	172,047	187,012	149,943	22,104	+ 14.7%
Total RWA	266,760	266,117	265,756	1,004	+ 0.4%
RWA for Credit Risk	244,731	247,288	246,449	-1,719	- 0.7%

Breakdown of loans by country and deposits

(€ million)

	LOANS TO CUSTOMERS		CHANGE	DEPOSITS FROM CUSTOMERS AND DEBT SECURITIES IN ISSUE		CHANGE
CORPORATE & INVESTMENT BANKING	06.30.2010	12.31.2009	%	06.30.2010	12.31.2009	%
Italy	141,277	142,607	- 0.9%	69,980	48,919	+ 43.1%
Germany	101,375	104,109	- 2.6%	66,055	64,799	+ 1.9%
Austria	46,451	44,458	+ 4.5%	25,406	26,197	- 3.0%
Poland	11,018	10,919	+ 0.9%	11,062	10,585	+ 4.5%
Intercompany cross country loans & deposits	(7,093)	(7,114)	- 0.3%	(457)	(558)	- 18.1%
Total	**293,028**	**294,980**	**- 0.7%**	**172,047**	**149,943**	**+ 14.7%**

Key Ratios and Indicators

	H1		CHANGE	
CORPORATE & INVESTMENT BANKING	2010	2009	AMOUNT	%
EVA (€ million)	108	85	23	+ 27.1%
Absorbed Capital (€ million)	19,023	19,818	-795	- 4.0%
RARORAC	1.14%	0.86%	28bp	
Operating Income/RWA (avg)	3.91%	3.78%	14bp	
Cost/Income	34.6%	31.5%	313bp	
Cost of Risk	1.22%	1.31%	-9bp	

Staff Numbers

	AS AT			CHANGE ON DEC '09	
CORPORATE & INVESTMENT BANKING	06.30.2010	03.31.2010	12.31.2009	AMOUNT	%
Full Time Equivalent 100%	15,841	15,911	16,320	-480	- 2.9%
Full Time Equivalent proportional	15,820	15,892	16,302	-482	- 3.0%

Results by Business Segment (Continued)

Corporate & Investment Banking (CIB) (Continued)

Loans to customers showed a reversal in trend with a 0.4% q/q increase in volume, following a slight reduction in Q1 2010.

On the other hand, **customer deposits** increased by 14.7% on 2009 year end (mainly thanks to increase of volumes in Italy, +43.1% from 2009 year end), but a q/q comparison showed a drop by 8%.

Risk Weighted Assets showed a light increase from 2009 year end, but were substantially stable compared to the first quarter of 2010.

CIB's **cost-income ratio** stood at 34.6% in the first half of 2010, an increase compared to the first half of 2009.

Cost of risk stood at 1.22% in the first half of 2010, down by 9bp from the same period of the previous year, thanks to the continuos improvement of write-downs on loans.

FTEs (Full Time Equivalents) were down compared to the year-end figure for 2009 (-3.0%), even if the decrease, which was mainly reported in the first quarter of 2010, slowed down in the second quarter of 2010.

Breakdown by business, geographic area and company

The CIB organizational model is based on a matrix structure with a clear separation of sales-related functions, represented by the distribution networks in reference markets **(Italy Network, Germany Network, Austria Network, Poland Network** and **Financial Institution Group)**, from product-related capabilities. The latter are incorporated in Product Lines, which are responsible for the entire product range offered by CIB as noted below:

- **Financing & Advisory (F&A):** center of expertise and excellence for all business operations specializing in lending and advisory services to corporate and institutional customers at the Group level with a range of offerings extending to more sophisticated products such as Corporate Finance and Advisory, Syndications, Leveraged Buy-Outs, Project and Commodity Finance, Real Estate Financing, Shipping Finance and Principal Investments;

- **Markets**: center of expertise for products and activities related to Rates, FX, Equities, Capital Markets and Credit;

- **Global Transaction Banking (GTB)**: center of expertise and excellence specializing in Cash Management & eBanking products, Supply Chain Finance and Trade Finance, and in complex transactions in the area of Structured Trade & Export Finance, and, lastly, in Global Securities Services;

- **Leasing**: responsible for coordinating all activities for the structuring, pricing and sale of leasing products in the Group with its own distribution Network, which operates in close cooperation with the banking Networks.

Full coverage of all CIB operations by the four dedicated Product Lines makes it possible for each of them to have accountability for relative portion of CIB's entire Income Statement and some items of the managerial Balance Sheet, thereby allowing for a more complete and efficient management of the value generated by individual product and service components.

Results and initiatives by geographic area

Network Italy

In keeping with the CIB business model, in the first half of 2010, the plan to reorganize each of the five markets in which the bank is geographically organized was implemented. These markets will be organized into two channels for the coordination of commercial actions towards SME (Small & Medium Enterprise) and CIB (Corporate & Investment Banking) customers allowing for more effective commercial governance, and at the same time, ensuring the development and stability of customer relationships.

Network Italy ended the first half with revenues in line with the same period of the previous year, as a consequence of the reduction in net interest income in particular due to decrease in loan volume as a result of de-leveraging measures taken, slower demand of credit and by lower spreads on deposits due to unfavorable movements in interest rates. On the other hand, commission income was up reporting an increase of 42% y/y. This component was driven by revenues from Trade Finance activities resulting from the recovery in imports and exports and the good results of the F&A network, due to the careful selection and assessment of investment projects presented by companies from a risk-return standpoint, and the intermediation of important deals in the domestic market. Significant contribution also from Markets activities.

During the half year, a number of measures were launched to achieve two key objectives: provide support for the recovery and regain market share. The effectiveness of the measures taken is reflected in quarterly lending performance which shows a recovery in market share since the beginning of the year.

Network Germany

The performance of the CIB business in Germany reflects, on the one hand, the impact that the economic and financial crisis had on business activities, reflected by lower loan demand and, and on the other hand, the bank's response which confirms the importance of its role in supporting economic and industrial development with a strong focus on customers, while still emphasizing asset quality and risk-adjusted profitability.
In this sense, due to the repricing measures taken to offset the overall decline in loan and deposit volume and the unfavorable interest rate environment, net interest income was about the same as the previous year. Commission revenues improved by 20% y/y due to the greater emphasis of sales activities on high value-added products.
With the aim of constantly enhancing customer relationships and understanding their financial requirements and related risks, industry knowledge workshops were launched allowing relationship managers to acquire a more thorough and specialized knowledge of key aspects of corporate performance by industrial sector. It also allows them to be more effective in providing high value-added services (e.g., advisory services and capital markets products).
In order to optimize the potential offered by the new organizational structure, work groups were set up in order to improve the degree of integration between Product Lines and the sales network with the ultimate goal of improving the match between the features of products and services offered and actual customer needs.

Network Austria

In a weak market environment characterized by an uncertain recovery and strong competitive pressures, Network Austria ended the first half of the year with revenues nearly unchanged from the same period of the previous year.

Despite the overall decrease in loan volume and the permanence of low interest rates, the repricing strategy and portfolio optimization in terms of risk/return and the special focus on products with high commissions contributed to the fundamental resilience of revenues. Noteworthy, the positive performance of F&A Area, up by 10% y/y mainly thanks to good results from Large and Multinational segments and Public sector, and greater focus on high added-value products.

With the objective to enrich the customer relations with advisory contents and help the network in better understanding the financial needs of the customers and related risks, new instruments supporting financial analysis have been set up. In particular the Working Capital Check or "VerschuldungsKapazitätsRechner", by which the relationship manager is able to anticipate potential risks within the financial position of the client and define with him adequate action plans.

An initiative called "AufschwungKredit" ("EconomicRevivalLoan") was also launched during the first half of the year. It is aimed at supporting those customers who have experienced a temporary rating downgrade but have maintained their share of the reference market.

Network Poland (excluding Pekao Leasing and Pekao Factoring)

Results for the first half of the year are indicative of the bank's strategic direction, which, on the one hand is aimed at optimizing the portfolio while minimizing credit risk and the absorption of capital, and on the other hand, at improving the composition of revenues in the context of value creation.

CIB Network Poland's first half of the year showed a growth over the previous year, and the first signs of a recovery in the country's economy are starting to be seen.

The revenues trend showed a development in line with 2009, while an increase in loan volumes with a same time risk containment and overall reduction of risk weighted assets.

A good increase is seen in particular in plain vanilla loans and the role of Real Estate segment. It's worth saying the increase in spreads in comparison to the first half of 2009 thanks to the continuous repricing policy.

Deposits trend positive as well despite the strong reduction of spreads driver by the sharp competitive market scenario. During the first half a new internal fund transfer pricing model has been rolled-out.

In keeping with the strategic guidelines noted above, the main goal of sales initiatives was to take advantage of opportunities linked to the economic recovery with the expectation of a significant improvement in results in the second half of 2010. In this context, there was a greater focus on the public sector with expectations of growth driven by measures implemented by the European Union to support the Polish government, the introduction during the first half of the year of a new electronic platform for FX and derivatives, and the ongoing updating of products and services offered in the Transaction Banking area.

Results by Business Segment (Continued)

Corporate & Investment Banking (CIB) (Continued)

Results and initiatives by business area

Financing & Advisory

In keeping with CIB's medium-term goals of providing excellent service to customers and ensuring a higher level of profitability from loans, during the first half of the year, a process to change the F&A area was initiated. The greater emphasis placed on the integrated management of the loan portfolio and on optimizing overall returns through cross-selling and up-selling activities has started to show the first positive effects in the first half of the year.

In line with expectations, and despite a weak market environment, in the first half of 2010 revenues were up 9% compared to the same period of the previous year confirming the success of the business strategy launched.

There was sharp growth in commission income, mainly thanks to the activity of Financial Sponsors Solutions and Leverage Finance which allowed the Group to be present in the main transactions closed during the first half, positive results also from Project & Commodity Finance, in particular in Italy.

The net interest income was down due mainly to lower volume as a result of reduced business demand. Since the beginning of the year, there has also been a slight increase in market share, especially in the Italian market, which, since the second quarter, has started to see the first weak signs of a reversal of trends.

From the standpoint of risk management, there has been a gradual reduction in the cost of credit risk, driven mainly by the contribution of Germany. Lastly, F&A's renewed focus on the goal of creating value was also reflected in the significant increase in the ratio of revenues to risk weighted assets.

Markets

Within the Group, Markets acts as a center of expertise for all activities related to financial markets and is also the channel that gives UniCredit preferential access to markets.

In keeping with its premise of strengthening its presence as one of the key players in Europe, Markets launched a number of strategic initiatives aimed at creating a sustainable business with a focus on customers and capable of generating a stable flow of revenues for the Group while keeping the related risk profile under control.

In particular, three strategic areas have been identified:
- full utilization of the Group's customer base with improved market share in core markets and products;
- optimized capital use through the centralized management of risks, a preference for business with low capital absorption and the mitigation of existing risks;
- increased internal productivity through the alignment of IT systems to the needs of business, the reduction in the gap relative to facilities being used by major competitors, the optimization of staff (overall reduction in FTEs with targeted hiring of highly qualified personnel) and the consolidation of risks assumed in trading operations, mainly by concentrating these operations in two hubs (London and Munich) in order to ensure a better overview and control of these operations.

In the first half of 2010 Markets activity was affected by turbulence in financial markets caused by fears on solvency of some countries in Euro area. After a positive start in the first months of the year, in the second quarter the risk adversion has increased among investors, accompanied by a rise in volatility in stock and currency markets and an overall spread widening on bonds. This adverse scenario caused a significant decline in activity on capital markets. However the performance of Markets has been positive, thanks to its business model. In comparison to the same period of 2009, which was affected by exceptional markets conditions, the reduction of revenues was limited at 19%.

Moreover, following de-risking actions put in place since the fourth quarter 2008, which continued throughout 2009, the risk profile has been substantially stable during 2010, despite the deterioration of financial market conditions that occured in the second quarter. Consequently, in comparison with the first half of 2009, risk weighted assets went down by around 10%, keeping the ratio between revenues and risk weighted assets unchanged. in comparison with the first half of 2009 risk weighted assets went down by around 10%, keeping the ratio between revenues and risk weighted assets unchanged.

In terms of business lines, **Fixed Income & Currencies** reported a reduction in revenues of about 19% compared to the first half of 2009, due mainly to operations in the Rates and FX areas, and a partial recovery of performance in business tied to credit markets.

Compared to the first half of 2009, the performance of **Equities** was off by 10%, mainly due to results in the second quarter of 2010.

Despite the reduction in revenues compared to the previous year (-21%), which was in line with market performance, **Capital Markets** was able to improve its market share in the Group's reference markets in both Debt Capital Markets and Equity Capital Markets with important mandates carried out in the first half of the year, with customer like Italian Republic, Tauron Polska Energia (second principal energy player in Poland), Cez (one of the principal utility in Central and South-east Europe) and Mol (Hungary oil company).

Global Transaction Banking (GTB)

By combining in-depth domestic market expertise with the accumulated experience of an international bank in all aspects of transaction banking, the GTB Product Line offers a complete set of products and services in the areas of payments, electronic banking, trade finance, supply chain financing, export finance, and custodian bank services in Central and Eastern Europe. GTB's operations include the management of sight deposits and account keeping. GTB products play a key role in CIB's business strategy since they make it possible to improve the composition and sustainability of revenues while at the same time limiting the levels of capital absorption. In this context, this area continues to make investments aimed at updating and developing technological platforms and enhancing product specialist units in order to take full advantage of the economies of scale inherent in this business, while taking advantage of the potential offered by the Group's extensive local presence in Central Eastern Europe and the realignment of the "share of wallet" for GTB products relative to plain vanilla lending products.

Although the market environment continues to suffer from low interest rates and the long-term impact from the entry into force of SEPA and the PSD directive on payment services, the commercial measures taken with the goal of selectively taking advantage of cross-selling and up-selling opportunities offered by existing customers, including through the upgrading of services and platforms, broadening the deposit base and taking advantage of opportunities to expand business in emerging economies, have allowed the GTB Product Line to make the most of the slow but stable economic recovery under way.

Although there was a reduction in overall revenues (-10% y/y) from the first half of 2009, which was largely due to lower revenues from value days as a result of the PSD directive and lower income on demand deposits due to low interest rates, quarterly revenues continue to show signs of modest growth, which on the whole, is satisfactory considering the seasonality effects of guarantee-related revenues in the first quarter.
The increase in sight deposit volume is significant given expectations for rising interest rates, as well as the solid growth in foreign guarantees and the net improvement of operating results of Structured Trade and Export Finance as a result of significant transactions closed in Italy and Germany. The Securities Services area also reported satisfactory performance.

Leasing

The Leasing Product Line continued its commitment to maximize cooperation with banks in individual countries, also through the modification and rationalization of distribution models, which are increasingly focused on multiple channels in order to make the best use of synergies within the Group and increase the effectiveness and efficiency of the sales force. The banking channel continues to improve its percentage of new volume booked (+35% compared to first half of 2009) with a resulting increase in its share of total new business (28% in June 2010, up from 23% for the same period in 2009).

At the same time, this area has closely monitored pricing policies in keeping with the strategy of creating value instead of growing volume ("from volume to value"), which has been pursued since 2009. From this standpoint, income on loan volume proved to be resilient, the trend of which was due to good results in terms of funding diversification policies that resulted in a lowering of related costs. In June 2010 loans totaling €2 billion were underwritten in the supranational segment.

As a result of the policies adopted in the first half of 2010, there was an upward trend in net interest income in the Leasing Product Line (+7,5% y/y), while non-interest income was down largely due to lower income from prepayments.

On the whole, Leasing revenues were up over the previous quarter and substantially stable on a half-year basis.

Results by Business Segment (Continued)

Private Banking

Introduction

The operations of the Private Banking business unit primarily target medium to high net worth private customers by providing consultancy services and wealth management solutions using a comprehensive approach. The business unit operates through a network of approximately 1,300 private bankers located in about 250 branches located in four main countries (Italy, Germany, Austria and Poland), in addition to a selective presence in several offshore European markets (Switzerland, Luxembourg and San Marino).

Financial Performance

The first half of 2010 showed a considerable instability in the financial markets affected by the fears regarding the sustainability of government debt, particularly in Greece but also in Spain, Portugal and Ireland. The decline in the market indices was more marked in the Mediterranean countries and more contained in Germany: as an example, on June 30, 2010, the DAX index in Germany had increased by 0.1% compared to December 2009, while the ATX in Austria decreased by 8.7% and in Italy the FTSE MIB lost 16.9%.

As of June 30, 2010, **total financial assets under management and administration** from the business unit came to €140.1 billion, down by 2% over the pro forma[1], year-end figure for 2009.

Total Financial Assets (€ billion)

PRIVATE BANKING	AMOUNTS AS AT 06.30.2010	AMOUNTS AS AT 12.31.2009	CHANGE ON DEC '09 AMOUNT	CHANGE ON DEC '09 %
Total Assets	140.1	143.0	-2.9	-2.0%
Ordinary Assets	109.1	111.0	-1.9	-1.7%
AuM	*37.8*	*35.0*	*+2.8*	*8.1%*
AuC	*48.6*	*49.7*	*-1.1*	*-2.2%*
Deposits (inc. Repos)	*22.7*	*26.3*	*-3.6*	*-13.7%*
Other assets	*0.1*	*0.1*	..	..

Net of extraordinary items[2], financial assets at June 30, 2010 were slightly over €109 billion, with a drop of €1.9 billion (-1.7%) compared to the year-end 2009 proforma[1] figure. The trend suffered from both a negative market performance of approximately €0.5 billion and from a negative **net inflow**[3] in the first half year of €1.4 billion. The result of this latter was largely determined by more than €3 billion of deposit outflows, also following the strong competitive pressure based on client conditions offered. In partial compensation, this was countered by satisfying commercial results on asset under management products with positive net inflows of €2.3 billion in the half year period, of which over €1.8 billion was in Italy.

Consequently the **composition of the financial assets**[3] at June 30, 2010 showed a remarkable shift toward managed assets stood at to 34.6% of the total assets (from 31.5% at December 31, 2009) against reduced deposits (repurchase agreements included), which drop to 20.8% (from 23.7% year end 2009); with inflow of assets under administration remaining largely stable.

In terms of income performance[4], the **operating profit** for the Private Banking business unit in the first half of 2010 came to €135 million, down by 25% compared to the same period in the previous financial year, in which market conditions, particularly in terms of interest rates, were notably different.

Percentage breakdown of financial assets[3] at June 30, 2010 (%)


0.1
20.8
34.6
44.5
Assets under management
Assets in custody
Deposits (inc. Repos)
Other assets

Revenues of €420 million were down by 9.1% y/y; in detail:

- **Net interest income** dropped significantly (-39.4% y/y), both due to a reduction in volumes (client deposits at June 30, 2010 came to

1. Total financial assets to December 31, 2009 were stated on a pro forma basis compared to data published in the Quarterly Report as of March 31, 2010 due to the transfer of customers to the Retail Business Area in Germany (about €5 billion) and the organizational restructuring of Poland (about €2 billion).
2. Extraordinary transactions are those operations, which, due to their nature, large size and little or no profitability, are not attributable to ordinary company assets (mainly assets from institutional clients and business client shareholding).
3. Excluding extraordinary operations.
4. The data published in the first quarter 2010 were positive due to the transfer of customers to the Retail business area in Germany and the organizational restructuring in Poland.

Income Statement

(€ million)

PRIVATE BANKING	H1 2010	H1 2009	CHANGE %	2010 Q2	2010 Q1	CHANGE % ON Q1 2010	2009 Q2
Operating income	420	462	- 9.1%	205	215	- 4.6%	238
Operating costs	(286)	(282)	+ 1.4%	(143)	(142)	+ 0.9%	(139)
Operating profit	135	181	- 25.4%	62	73	- 15.2%	100
Profit before tax	129	168	- 23.0%	59	70	- 15.6%	91

Key Ratios and Indicators

PRIVATE BANKING	H1 2010	H1 2009	CHANGE AMOUNT	CHANGE %
EVA (€ million)	67	101	-34	- 33.5%
Absorbed Capital (€ million)	374	331	43	+ 13.0%
RARORAC	35.82%	60.84%	n.s.	
ROA, bp (*)	76bp	90bp	-14bp	
Cost/Income	68.0%	60.9%	n.s.	
Operating costs/Total Financial Assets (**)	52bp	55bp	-3bp	

(*) Operating income on Total Financial Assets (average) net of extraordinary assets.
(**) Total cost on total Financial Assets (average) net of extraordinary assets.

Staff Numbers

PRIVATE BANKING	AS AT 06.30.2010	AS AT 03.31.2010	AS AT 12.31.2009	CHANGE ON DEC '09 AMOUNT	CHANGE ON DEC '09 %
Full Time Equivalent	3,062	3,109	3,112	-50	- 1.6%

€24 billion against €27.3 billion on June 30, 2009), and to reduced spreads, both consequences of a significant reduction in market rates and strong competitive pressure;

- **Net non-interest income** on the other hand, showed double digit growth (+10.5% y/y), driven by an increase in net commissions of 11.6% y/y, owing to the good fund management dynamics, both in terms of upfront commissions and in terms of recurring commissions, as well as higher commissions for trust services following the legislative provisions for Italian tax amnesty.

Operating costs totaled €286 million; their slight growth (+1.4% y/y) is entirely attributable to increased personnel expenses (+3.7% y/y), fundamentally due to higher variable compensation (the first half of 2009 had also benefited from the release of provisions relative to the 2008 bonus) and to the first time consolidation of Schoellerinvest KAG in Austria; the other administrative expenses were, however, slightly down (-1.4% y/y).

Due to the reduction in revenues, the **cost/income ratio** at June 30, 2010 rose to 68.0% compared to 60.9% over the same period of the previous year.

Profit before tax came to €129 million, down by 23.0% compared to the first half of 2009 regardless of the notable reduction of adjustments on receivables and provisions for risks and charges, cut by more than half compared to the previous period.

Breakdown by business, geographic area and company

The business unit may be broken down into 5 business lines: PB Italy (including San Marino), PB Germany, PB Austria, PB Poland, and PB International, which includes the operational units in Switzerland and Luxembourg.
Key figures for each are outlined below.

Percentage contribution by country at June 30, 2010[5] (%)



2.3
6.8
17.9
28.0
45.0
2.3
5.9
18.1
26.2
47.5
2.4
8.7
17.3
31.7
39.8
Operating Income
Operating Costs
Operating profit
Poland
International
Austria
Germany
Italy

5. Holding governance costs not included.

Results by Business Segment (Continued)

Private Banking (Continued)

Financial assets in **Private Banking Italy** totaled about €77.9 billion. Ordinary financial assets, equal to €61.1 billion at June 30, were slightly down compared to the figure at the beginning of the year (-0.4%). The negative net ordinary inflow which amounted to -€0.2 billion in the first half of the year, may be entirely attributed to the Banca Agricola Commerciale of San Marino result, an effect of the extension of the legislation on the tax amnesty and the continuation of the financial crisis in that market.

UniCredit Private Banking instead showed a slightly positive net inflow with +€23 million, distinguished by a significant remix of client portfolios toward asset under management (+€1.8 billion) against a drop in direct deposits (-€1.6 billion) and in assets under custody (-€0.2 billion). From the economic point of view, operating profit from the first half of 2010 came to €58 million, down by approximately 36% compared to the previous year. This decrease may be principally attributed to the reduced revenues (-13.3% y/y), where the excellent performance of the net commissions (+20.4% y/y) only partially compensated the remarkable decline in interest margins, more than halved because of the interest rate scenario and the lower deposit volumes. The cost/income ratio rose therefore to 69.1% from 58.4% in the first half of 2009. UniCredit Private Banking has closed the half year with a net profit of about €41 million.

In Germany, during the last month of the first half year period, one of the important steps within the scope of the Group project called "One for Clients" occurred, which brought about the reallocation of some clients from the BU Private Banking to the Retail Business Area, according to a service model more suitable to diverse needs. The net balance brought greater assets to BU Private Banking totaling approximately €5 billion. So as to insure coherent comparisons the assets and income statement data from previous periods were recognized pro forma in accordance with the new client outlines.
Private Banking Germany therefore closed this first half year 2010 with €30.3 billion of total financial assets, of which €27.6 billion ordinary; this latter is down by 3.2% compared to December 31, 2009 pro forma. Ordinary net inflow was negative over the period for €0.8 billion, with significant deposit outflows (-€0.9 billion) and to a lesser degree with administrated assets (-€0.1 billion) against a positive inflow in the managed assets for €0.2 billion. As for income, operating profits come to €49 million, with performance reduced by 20.7% y/y, mainly brought about by the negative interest rate margin trend (-28.6% y/y); net commissions are in line with the same period in the previous fiscal year, while savings by way of cuts in personnel costs and in those for other components resulted in a notable reduction in operating costs (-7% y/y). The cost/income ratio in the period came to 60.2% rising from 56.3% in the first half of 2009.

In Private Banking Austria total financial assets at June 30, 2010 amounted to €16.4 billion; the ordinary component, equal to €14.3 billion, showed a drop of 1.7% compared to the figure from the beginning of the year, mainly due to a negative performance effect of €0.2 billion. Ordinary net deposits for the first half year were marginally negative, with positive inflows on the managed segment for €0.1 billion and outflows in the other divisions. Operating profits amounted to €22 million, increasing by 7.3% y/y owing to revenue dynamics (+5.6% y/y), driven by the good performance of the net non-interest income (+27.7% y/y); this profit was reduced partly by higher costs (+4.8% y/y), mainly connected to the greater network resources needed after transfer of clients from the Retail Business Area (that occurred between the end of 2009 and the first months of 2010) and to the first time consolidation of Schoellerinvest KAG. A slight improvement occurred in the cost/income ratio that went from 69.3% to 68.8%.

Private Banking International at June 30, 2010 showed overall financial assets at €14.8 billion, of which €4.6 billion were ordinary. These latter showed a decreasing trend (-3.4% from the beginning of the year) generated by a negative net ordinary inflow of €0.2 billion. Operating profits for the first half of 2010 came to €11 million, up by 18.5% y/y, owing, on the one hand, to the increase in revenues (+3% y/y), driven by the development of lending in Luxembourg, and on the other, to the reduction in costs (-5.6% y/y), mainly due to the business reorganization that took place during the 2009 fiscal year.

In Poland financial assets at the end of June amounted to €2.1 billion, down by 5% at constant exchange rates compared to December 31, 2009 pro forma. Net inflow for the first half year was overall negative for €100 million, due to the outflows on deposits for €165 million partially compensated by €65 million of positive inflows on the managed component. In terms of income the operating profit for the period amounted to €2.8 million, down by 11.3% y/y at constant exchange rates, due to the effect of reduced revenues (-3.4% y/y), which also have suffered in Poland, as in the greater part of the other countries, a strong drop in the interest rate margins (-15.6% y/y), not suitably compensated by the good growth in earnings from net non-interest income (a similar amount in percentages, +15.4% y/y, but lower in absolute terms). Costs were basically in line with those of the first half of 2009, while the cost/income ratio grew from 67.1% to 69.8%.

Asset Management

Introduction

Asset Management operates under the brand Pioneer Investments, the asset management company within the UniCredit Group specializing in the management of customer investments worldwide.
The business line, a partner of many leading international financial institutions, offers investors a broad range of innovative financial solutions, including mutual funds, hedge funds, assets under administration, portfolios for institutional investors and structured products.

In the first half of 2010 the slowdown of financial crisis has not however determined positive performances of the stock markets (performances were negative worldwide: S&P -7.5%, Nasdaq -7.0%, DJ Eurostoxx 50 -13.2%, Nikkei -11.0%) since market recoveries enjoyed in the first quarter were completely off-set in the second quarter.

However, thanks to positive net sales reported in the first half 2010 and to revaluation of US dollar on Euro, assets under management have increased by 9.7 billion since the beginning of the year.

In order to maximise the quality of service to the customers (Retail, Private and Institutionals) and offer a high standard range of products through its distribution channels, UniCredit started a project of strategic review for Pioneer Group.
The purpose is the identification of the best strategic option for Pioneer Investments which will allow Pioneer to maximize value for both customers and shareholders, improving at the same time efficiency and increasing scale.

Financial Performance

In the first half of 2010 Asset Management reported profit before tax of 167 million. Compared to the first half of 2009, this represents an increase of 44 million (+35%) mainly due to the increase in net commissions (72 million), which was partially offset by an increase in payroll costs (21 million) as a consequence of non recurring items. Net of this impacts, operating costs in the first half of 2010 are in line with the same period of the previous year.

Operating income totaled 411 million by increasing 20% over the corresponding period of 2009, largely due to the increase in average assets under management of 26 billion (+17%).

Operating costs were up 16 million (7%) mainly due to lower *one-off* payroll costs accounted in the first half of 2009 (First half 2009 benefited of the reversal of 2008 bonuses totaling 21 million), and were offset by a reduction in\ administrative expenses (6 million).

On normalized basis, the payroll costs trend results substantially *flat*.

Administrative expenses were down due to lower legal expenses related to the Madoff case and to the reversal of previous years provisions.

On a quarterly comparison, in the second quarter of 2010 profit before tax was 86 million, an increase of 5 million (6%) compared to the first quarter of 2010.

Such growth was primarily due to the increase in net commissions (+6 million) largely resulting from the increase in assets under management of about 3% over the previous quarter.

Operating costs were slightly down (-0.5%) due to the combination of the reduction in administrative expenses (4 million) and the increase in payroll costs (3 million).

Income Statement

(€ million)

	H1		CHANGE	2010		CHANGE	2009
ASSET MANAGEMENT	2010	2009	%	Q2	Q1	% ON Q1 2010	Q2
Operating income	411	344	+ 19.6%	209	202	+ 3.4%	161
Operating costs	(242)	(226)	+ 7.1%	(121)	(121)	- 0.5%	(111)
Operating profit	169	118	+ 43.5%	88	81	+ 9.4%	50
Profit before tax	167	123	+ 35.3%	86	81	+ 6.5%	54

Results by Business Segment (Continued)

Asset Management (Continued)

Cost-income ratio stood at 58.9%, representing a significant improvement over the corresponding figure for first half 2009 (65.7%) thanks to a substantial increase in revenues.

As of 30th June 2010, Asset Management counts 1,913 full time equivalent (FTE) employees, a reduction of 49 FTEs from December 2009.

Key Ratios and Indicators

	H1		CHANGE	
ASSET MANAGEMENT	2010	2009	AMOUNT	%
EVA (€ million)	106	68	38	+ 56.6%
Absorbed Capital (€ million)	288	356	-68	- 19.0%
RARORAC	73.81%	38.17%	n.s.	
ROA, bp (*)	44bp	41bp	3bp	
Cost/Income	58.9%	65.7%	n.s.	
Operating costs/Total Financial Assets, bp (**)	26bp	27bp	-1bp	

(*) Operating income on Total Financial Assets (average) net of extraordinary assets.
(**) Total cost on total Financial Assets (average) net of extraordinary assets.

Staff Numbers

	AS AT			CHANGE ON DEC '09	
ASSET MANAGEMENT	06.30.2010	03.31.2010	12.31.2009	AMOUNT	%
Full time equivalent	1,913	1,942	1,962	-49	- 2.5%

Breakdown by business, geographic area and company

In the first half of 2010, the Pioneer group reported net inflows of 3.4 billion. In fact, positive net sales were reported in nearly all *Business Units*, and specifically in Italy (+2.5 billion), International (+0.8 billion) and CEE (+0.4 billion).

Assets under management totaled 185.5 billion, a 5.5% increase since the beginning of the year mainly due to the positive contribution of the net inflows (+1.9%) and the exchange rate effect (+3.1%).


AuM by distribution area (%)
0.2
3.3
6.3
12.9
4.9
19.2
53.2
Italy
US
International
Germany
India and Russia
CEE
Austria

Total Financial Assets

(€ billion)

	AMOUNT AS AT		CHANGE VS DIC '09		AMOUNT AS AT	CHANGE ON JUN '09	
ASSET MANAGEMENT	06.30.2010	12.31.2009	AMOUNT	%	06.30.2009	AMOUNT	%
Total Financial Assets	**191.8**	**182.0**	**9.8**	**+ 5.4%**	**169.7**	**22.1**	**+ 13.0%**
Asset under management	**185.5**	**175.8**	**9.7**	**+ 5.5%**	**160.5**	**25.0**	**+ 15.6%**
- Italy	*98.7*	*95.0*	*3.8*	*+ 4.0%*	*85.8*	*13.0*	*+ 15.1%*
- US	*35.6*	*32.2*	*3.4*	*+ 10.5%*	*29.1*	*6.5*	*+ 22.3%*
- International	*9.2*	*7.5*	*1.6*	*+ 21.6%*	*6.7*	*2.4*	*+ 35.9%*
- India and Russia	*0.4*	*0.4*	*-*	*- 2.7%*	*0.2*	*0.2*	*+ 97.5%*
- Germany	*23.9*	*23.8*	*-*	*+ 0.2%*	*20.3*	*3.5*	*+ 17.3%*
- CEE	*6.1*	*5.6*	*0.4*	*+ 7.8%*	*4.7*	*1.4*	*+ 29.3%*
- Austria	*11.7*	*11.2*	*0.4*	*+ 3.9%*	*13.6*	*-1.9*	*- 14.3%*
Asset under administration	**6.3**	**6.2**	**0.1**	**+ 1.9%**	**9.2**	**-2.9**	**- 31.6%**

US

The business unit ended the first half of the year with net inflows of 300 million and assets of 35.6 billion (US$43.7 billion), an increase of 10.5% since the beginning of the year, mainly due to the favourable exchange rate effect (+16.8%).

Italy

The business unit's assets totaled 98.7 billion, an increase of 4.0% since the beginning of the year due to net inflows of 2.5 billion (+2.7%) and to the positive market effect of 1.2 billion (+1.3%).
Positive net sales were mainly the result of the strong contribution from the Mutual Funds and Traditional Insurance areas. Retail was positive (+2 billion), while the Institutional channel was negative (-312 million).
The market share of Pioneer Investments was substantially unchanged, from 15.12% in the first quarter of 2010 to 15.03% at end of June 2010.

Germany

The business unit Germany ended the first half of 2010 with net outflows of 605 million mainly in the Wholesale channel. Assets, which totaled 23.9 billion, increased by 0.2% since the beginning of the year, primarily due to the positive market effect (+2.7%), which was partly offset by negative net sales (-2.5%).
In addition to the above mentioned assets under management, the business unit includes assets under administration of 0.5 billion, substantially unchanged from the beginning of the year.

International

In the first half of the year, the business unit International reported net inflows of 783 million, mainly attributable to growth in Asia (198 million), Spain (181 million), France (150 million) and the Americas (460 million).
Assets, equal to 9.2 billion, were thus 21.6% higher since the beginning of the year, partly due to positive market effect (+11.2%).

CEE

The business unit CEE ended the period with net inflows of 410 million, mostly concentrated in the Czech Republic (+34 million) and in Poland (+337 million) where Pioneer Pekao consolidated its leadership position among asset management companies with a market share of 16.50%.
Due to the positive net sales and the positive market effect (+0.5%), assets under management equal to 6.1 billion, up by 7.8% since the beginning of the year.

Austria

In the first half of the year, the business unit Austria reported positive net sales totaling 26 million. Assets under management stood at 11.7 billion, 3.9% higher since the beginning of the year.
In addition to the above mentioned assets under management, the business unit includes assets under administration equal to 5.8 billion.

India

In the first half of the year, the business unit India reported net outflows totaling 33 million.
Assets under management, which stood at 385 million, were therefore down by 4.7% since the beginning of the year.

Russia

Assets under management for the business unit Russia equal 19 million, increasing since the beginning of the year, mainly thanks to market effect.

Alternative Investments

The business unit Alternative Investments reported net sales close to zero for the first half of the year.
The flows and AuM data are already included in other business units' figures.
Overall assets under management in hedge funds amounted to 2.6 billion, 3.8% higher since the beginning of the year due to positive market effect (+3.8%).

Results by Business Segment (Continued)

Central Eastern Europe (CEE)

Introduction

In H1 Central and Eastern European countries have shown a better economic condition than a year before. Many countries have in fact recordered improving growth indicators and the region as a whole has weathered the European sovereign debt crisis relatively well.

In this environment, UniCredit's CEE banks showed a satisfactory development in Q2 and again provided a highly positive contribution to the results of UniCredit Group. UniCredit remains the clear market leader in the CEE region with appr. 2,800 branches and more than 51,000 staff servicing customers in 18 countries (figures excluding Poland). The network in Central and Eastern Europe is a key pillar for UniCredit, the Group acts as a long term strategic investor in the CEE region.

Financial performance

Income Statement

(€ million)

	H1		CHANGE % ON H1 '09		2010		CHANGE % ON Q1 2010		2009
CENTRAL EASTERN EUROPE	2010	2009	ACTUAL	NORMALIZED [1]	Q2	Q1	ACTUAL	NORMALIZED [1]	Q2
Operating income	2,218	2,396	- 7.5%	- 11.4%	1,145	1,072	+ 6.8%	+ 3.4%	1,204
Operating costs	(1,039)	(956)	+ 8.6%	+ 5.0%	(533)	(506)	+ 5.3%	+ 2.4%	(479)
Operating profit	1,179	1,440	- 18.1%	- 22.2%	613	566	+ 8.2%	+ 4.4%	724
Net write-downs on loans	(691)	(707)	- 2.3%	- 4.0%	(377)	(314)	+ 19.9%	+ 19.3%	(376)
Profit before tax	489	720	- 32.2%	- 38.6%	233	256	- 9.1%	- 17.7%	338
Profit (Loss) for the period	395	592	- 33.3%	- 39.8%	178	217	- 17.6%	- 27.7%	286

1. At constant exchange rates.

Balance Sheet

(€ million)

	AMOUNTS AS AT			CHANGE ON DEC '09	
CENTRAL EASTERN EUROPE	06.30.2010	03.31.2010	12.31.2009	AMOUNT	%
Total Loans	74,459	70,919	70,117	4,342	+ 6.2%
o/w with customers	*63,170*	*60,437*	*58,084*	*5,086*	*+ 8.8%*
Customer deposits (incl. Securities in issue)	53,941	51,618	50,572	3,369	+ 6.7%
Total RWA	76,231	71,659	69,613	6,618	+ 9.5%
RWA for Credit Risk	67,371	62,992	61,055	6,316	+ 10.3%

Key Ratios and Indicators

	H1		CHANGE	
CENTRAL EASTERN EUROPE	2010	2009	AMOUNT	%
EVA (€ million)	(29)	220	-249	- 113.2%
Absorbed Capital (€ million)	6,801	6,908	-107	- 1.5%
RARORAC	-0.85%	6.37%	n.s.	
Operating Income/RWA (avg)	6.14%	6.45%	-31bp	
Cost/Income	46.8%	39.9%	n.s.	
Cost of Risk	2.28%	2.32%	-4bp	
Tax rate	19.1%	17.8%	137bp	

Staff Numbers

	AS AT			CHANGE ON DEC '09	
CENTRAL EASTERN EUROPE	06.30.2010	03.31.2010	12.31.2009	AMOUNT	%
Full Time Equivalent (KFS group 100%)	51,736	51,778	52,388	-651	- 1.2%
Full Time Equivalent (KFS Group proportional)	41,931	42,287	42,627	-696	- 1.6%

The market challenges affecting the CEE area in 2009 to some extent also continued into the first half of 2010. While economic conditions in the various countries differ widely, business volumes and operating results in the CEE area in general continued to develop steadily over previous quarters. Cost efficiency remained one of the focal points in the current environment. The current level of credit risk provisions reflects the impact of the financial crisis on customer loans and is constantly monitored and strictly managed by appropriate actions taken by UniCredit Group's risk management experts.

The Q2 **net interest income** of €820 million improved by 4.9% over the preceding quarter. This was supported by positive exchange rate effects, but also at constant rates the net interest income increased by 1.3%, which was mainly caused by the increase of both loan and deposit volumes as well as improvements in the spread on loans. **Net fee & commission income** overall improved by 10.0% over the previous quarter (+7.4% at constant rates). The market for assets under management and assets under custody has not yet gained its former level while commercial services such as credit cards, FX-transactions and lending fees however developed favorably. After several quarters of high market volatility in FX and interest rates, causing extra-ordinarily high trading gains in 2009, the **trading result** contracted significantly, to €19.9 million, already in the Q1 and decreased further, to €14,3 million in the current quarter. In sum, **operating income** reached €1,145 million in the current quarter, improving by 6.8% (+3.4% at constant rates) over the first quarter of this year.

The market-driven relative slowdown in business and revenue growth continues to be effectively counterbalanced by a strict cost management: **operating costs** grew only by 2.4% (at constant rates) to €533 million in the second quarter of 2010. This being a lower growth rate than revenues, the cost-income ratio again improved in the Q2, by 67bp to 46.5%.

As a result, the division's **gross operating result** improved in the current quarter to €613 million, a plus of 8.2% over the previous quarter at current rates and also a plus of 4.4% at constant rates, net of exchange rate effects.

Reflecting the slow improvement in the market conditions, **net write-downs on loans**, which had to be substantially increased in 2009 and showed a slight easing in the Q1, again increased in the current quarter. At €691 million for the first half-year, they however still remain 2.3% below the previous year's level (-4.0% at constant rates) resulting in a slight reduction of the cost of risk ratio (in percent of the average loan volume) to 2.28% versus 2.32% in June 2009.

Breakdown by business, geographic area and company

Turkey

In the first half of 2010, together with strong signs of economic recovery, Koç Financial Services (KFS) recorded increased profitability on the back of strong volume growth, cost control and continuation of asset quality improvement while maintaining solid capital, funding and liquidity position.

In H1, Yapı Kredi, the main subsidiary of KFS, recorded TL 1,171 mln consolidated net income, indicating an increase of 26% y/y[1]. Return on Equity was recorded as 28% (vs 27% in H1 2009). The Bank effectively managed its loans to deposits ratio below 100% and recorded a capital adequacy ratio of 16.3% at Bank level and 15.3% at Group level. Being the 4th largest private sector bank by total assets, the Bank has leading positions in credit cards (20.1% outstanding market share), leasing (#1 with 20.5% market share) and factoring (#1 with 29.9% market share).

In H1, Yapı Kredi recorded TL 3,127 mln revenues impacted by net interest margin compression (commercial business-driven), partially offset by solid fee growth and strong collections performance. The Bank's customer-business focused approach contributed to further increase in fees/revenues ratio to 27% (vs 23% in H1 2009), the highest level in the sector. Continuation of controlled cost and headcount management resulted in cost/income ratio of 40%.

In terms of lending, Yapı Kredi recorded strong above market growth with acceleration in Q2 vs Q1 thanks to continued focus on local currency lending, driven primarily by retail (including SME), followed by mid-corporate. As of end of June 2010, Yapı Kredi grew its loans above sector by 21% ytd concentrated on local currency lending (24% ytd) mainly driven by mortgages (22% ytd), SME loans (22% ytd) and local currency commercial loans (39% ytd). In credit cards, Yapı Kredi maintained its leading position in the sector, also through solid performance of new products with 8% ytd growth in outstanding volume.

In terms of asset gathering, Yapı Kredi recorded strong deposits growth, with acceleration in Q2 vs Q1. Above sector growth in total deposits (13% ytd) was mainly driven by local currency deposits (21% ytd), in line with local currency driven retail lending. As a result, the Bank further increased share of Turkish lira deposits in total deposits to 57% (vs 54% at YE09) with share of retail deposits in total Turkish lira deposits at 78%.
Yapı Kredi maintained its #2 position in the sector in AUM with 18% market share.

1. According to local accounting standards (BRSA).

Results by Business Segment (Continued)

Central Eastern Europe (CEE) (Continued)

Strong improvement in asset quality continued in Q2 driven by further slowdown in non-performing loan (NPL) inflows, sustained collections and NPL sale. In June 2010, the Bank finalised an NPL portfolio sale of corporate and commercial loans amounting to a total of TL 299 mln. As a result of positive developments in terms of asset quality and the impact of the NPL sale, Yapı Kredi's NPL ratio declined to 4.1% (vs 6.3% at YE09).

Yapı Kredi continued its strong focus on increasing commercial effectiveness in H1 and recorded strong improvement in key productivity indicators including loans per employee (26% y/y) and deposits per employee (20% y/y). Increased commercial effectiveness was driven by acceleration of new loan generation, also on the back of decreased lending response times, especially in SME loans, strong performance of newly launched product packages and conversion of credit-card only customers into banking customers.

The Bank continued its branch expansion plan in H1 with 9 new branches to reach over 845 branches. Yapı Kredi is planning to open a total of 60 new branches in 2010. Strong focus on alternative delivery channels (ADCs) also continued in H1 with the aim of continuously increasing customer satisfaction. In June, Yapı Kredi introduced ATMs with keyboards, a premiere in Turkey, allowing customers to write notes for deposit and money transfer transactions through ATMs.
The Bank also opened a second call center which will create job opportunities for more than 400 people in the Black Sea region (Samsun). As a result of innovations, usage of ADCs in total banking transactions increased to 75% in H1 from 70% in H1 2009. As of June 2010, Yapı Kredi has the fourth largest branch network in Turkey with 9.3% market share, the fifth largest ATM network with more than 2,350 ATMs and 9.3% market share as well as award winning internet branch and call center.

In H1, Yapı Kredi received numerous awards in a variety of categories. At the World Finance 2010 Banking Awards, Yapı Kredi was named the "Best Banking Group in Turkey" as well as "Best Private Bank in Turkey". At the "BEST" Awards organised by the American Society of Development and Training, the Bank received the "Best Organisation" Award for its Banking Academy. At the ContactCenterWorld.com awards, the Bank received three awards for its call center activities including "Best Help Desk", "Best Incentive Scheme" and "Best Technological Innovation Internal Solution".

Russia

In the Russian banking sector the consolidation process is likely to continue after the Central Bank of Russia has tightened obligatory capital requirements and intensified control for financial organizations' reporting quality. Thus the number of banks is expected to decline by some 60 – 70 by the end of the year. Up to May the banking sector was characterized by a strong growth of investments into securities of about 18%. On the back of an upward macroeconomic trend the loan business showed some signs of recovery during April and May. Both corporate and retail loans grew by 1.8% and 1.1% respectively since beginning of the year. For the full year growth rates are expected between 9 - 11% for corporate and between 4.5 - 5% for retail loans. On the deposit side retail deposits increased by 9.2% ytd whereas corporate deposits remain at the level of year end 2009. The regulatory capital of the banking system declined by 3.7% resulting primarily from repayments of subordinated loans disbursed by the Central Bank of Russia in 2008 – 2009 to strengthen the capital base during the critical phase of the financial crisis.

ZAO UniCredit Bank is among the top Russian universal banks offering a comprehensive product range to retail, affluent, corporate and institutional customers through its widespread branch network as well as at an increasing rate through alternative channels. The bank demonstrates a robust financial standing in terms of profitability, capitalisation and liquidity. Total assets increased to RUR 506 billion and shareholders equity stands at almost RUR 59 billion as at June 30th 2010. With a market share of 1.85% (as of June 1st, 2010) ZAO UniCredit Bank is the largest foreign bank in Russia and ranks on 8th position by total assets.

Almost unaffected from the fierce macroeconomic environment the customer base is continuously growing. The bank currently maintains a countrywide network of 105 outlets plus one Representative Office in Minsk, Belarus, and serves around 785,000 individual and SME clients and about 5,200 corporate clients.

In the first half of 2010 the bank posted a net profit for the period of RUR 3.5 billion which is nearly 11% ahead of the result for the same period of last year. Such performance is primarily driven by comparably less risk costs compensating a lower level of revenues caused by shortfalls from trading activities.

During the first six month, besides preserving strict cost management and improving asset quality, the bank focused on optimization of its balance sheet structure. Among others, this contributed significantly to the net interest income increase of 35% compared to last year. Fee income rose by more than 3% versus last year driven by sustained flows of FX commissions.

Comprehensive cost containment measures proved highly efficient thus the overall costs developed flat resulting in an excellent C/I ratio of below 37%. Net write-downs on loans remain by around 37% below last year's level supported by considerable loan repayments primarily in the first quarter, allowing respective release of loan loss provisions.

Total assets of the bank further increased in the second quarter to RUR 506 billion equalling to a growth of 5% since beginning of the year. Despite significant unexpected repayments due to high market liquidity the overall loan portfolio grew by more than 2% above the level of December last year. Declining loan volumes during the first quarter were compensated by an increase of the securities portfolio, in particular by acquisition of CBR bonds. In the second quarter, both corporate and retail loan portfolio started to grow. Through continuously strong emphasis on deposit-taking the bank ensures a sound funding position resulting in a net loan to deposit ratio of around 129%.

Corporate banking remains the backbone of the bank both in terms of revenues and volumes, although -as a consequence of the difficult economic situation- lending growth is slower than expected. The current market situation is characterised by a high level of banking liquidity and an obvious contraction of borrowing appetite, by a rapid decrease of market rates and by clear signs of growing risk appetite from international banks with aggressive offerings. State banks still dominate the market. Despite the adverse factors the bank succeeded to increase its overall corporate loan portfolio since beginning of the year by about 4.6%. Besides strong attention to credit risk and maintenance of key relationships the bank's focus remains on growing the loan portfolio and to further diversify the customer base. Another key effort is put on offering derivative products and transactional business to customers.

The main focus of Retail business during the first six month was to catch gradual growth of retail sector driven by commencing recovery of economy and consumption growth. Network optimization and sales force effectiveness activities with special attention on commercial revamp continued. Further development of affluent sub-segment was supported by service model and product range enhancement. Preparatory stage for launch of SME project was completed. Notable growth of sales figures for mortgages, car and cash loans -being dependent on the level of consumption and economic environment- was registered during the second quarter.

Croatia

Challenged by still recessionary environment, Zagrebačka banka Group in Croatia (ZABA Group) in H1 sustained its leading market position with steady development of operating activity and business volumes. Satisfactory growth against H1 2009 was achieved in net interest income that increased by more than 12% driven by lower interest expense (deposit down-pricing and lower overall funding cost), as well as in fees and commissions that increased by 7% primarily due to income from investment and money market funds and arrangement fees.
The H1 **gross operating profit** of HRK 984 million weakened versus H1 2009 by 6.6% mostly due to trading result that significantly decreased (by 79% y/y) reflecting low market liquidity, stable exchange rates and fall of HRK interest rates. Operating expenses increased in Q2 compared to Q1 2010 due to intensified business activity (marketing campaigns and projects aimed at further efficiency increase) leading to a slight increase in operating expenses in H1 y/y by 2.9%. Net profit decreased by 36% due to substantial increase in loan provisions, reflecting the adverse market conditions and even more prudent provisioning policy.

Zagrebačka banka holds the leading position on Croatian Retail, Private and Small Business banking market. It is recognised as an innovative, strong and modern institution focused on its advisory and partnership role and high level of customer satisfaction.
In the course of first half 2010, the Bank led selective pricing policy in housing lending, targeting young population and customers with regular income, providing them loans with discount to the standard offer. Also, aiming to boost sale of real estate whose construction was financed by the Bank, special offer was created in cooperation with respective investors. Sales of housing loans in H1 increased by 8.9% compared to H1 2009, generating dominant market share in housing loans of 31.6%.
In April, the Bank launched "Green Loans", the first such product at the market, aiming to support building and purchase of real estate with advanced energy efficiency. This action had very positive feedback from the market, confirming the innovative and environmental responsibility of the Bank.

In May, the Bank, again first in Croatia but also first in UCG and even more one of the few in the world, launched mobile banking applications for iPhone. By offering even two banking applications for iPhone (m-zaba for Individuals and for Corporate clients), it can be said that Bank's offer is in line with the world's most modern banking trends.
In Small Business segment, lending had turned into positive trend showing first signal of recovery at the end of first quarter. Funding at reasonable cost was available through MIGA and the EBRD credit lines enabling interest rates decrease in line with market conditions.

Results by Business Segment (Continued)

Central Eastern Europe (CEE) (Continued)

Compared to end of 2009, total retail loans as at the end of June 2010 increased by 1.2% to €4.4 billion, while retail deposits increased by 2.6% to €4.8 billion, driven by growth of term deposits by 3.5%. In period from the end of 2009 until end of May 2010, market share in Individual's deposits increased from 25.7% to 25.8% while market share in loans to individuals increased from 24.5% to 24.6%.

Small business segment holds leading market position with 24% market share in terms of number of customers.

In H1 the Bank confirmed its position of the leading corporate bank on Croatian market, maintaining a balanced growth in corporate loans, deposits and banking services rendered. Loans to corporate clients increased from €4.1 billion at the end of 2009 to €4.6 billion at the end of June 2010. Corporate client deposits at the end of June 2010 amounted at €2 billion which is the same level as at the end of 2009, while in the same period market recorded a decrease of deposits by 6%.

Market shares in corporate banking increased from 25.6% to 25.7% in loans and from 29.4% to 31.3% in deposits. The Bank continued to further strengthen its dealings with both the public sector (including significant financial support to the government and the public sector overall) and the private sector (large and mid-sized companies and multinational clients). In H1 the Bank also provided to its clients very strong support in their efforts to beat the impacts of complex economic situation through strong advisory support coupled with financing, creating structured solutions and offering customised financial structures.
In H1, the Bank further strengthened its leading position as domestic investment banking services provider, particularly through transactions with institutional and corporate clients, including the position as the joint lead agent and underwriter of government bond issues in amount of €1.69 billion, agent of corporate bond issues in amount of €7.7 million, joint lead agent of commercial paper issues in total amount exceeding €20 million and arranger of two syndicated loans for Republic of Croatia in total amount of €1.26 billion and a syndicated loan for Agrokor (the largest private company in Croatia) in amount of €400 million. For the second year in a row, the Bank received Euromoney 2010 Award for Excellence as the Best Investment Bank in Croatia.

In the Corporate Finance segment in H1, the Bank acted as a sell-side advisor to the owner on the sale of Getro, a Croatian grocery retailer, a sell-side advisor to the owner on the sale of Ekus, a leading Croatian provider of maintenance and cleaning services, and a buy-side advisor on the acquisition of shareholding in Zagrebačka pivovara, the leading Croatian brewery. On the Markets side, Corporate Treasury Sales increased FX volume by 16% compared to H1 2009 concluding a single transaction by selling €100 million to a road company. Brokerage department significantly improved its market position on the Zagreb Stock Exchange, holding a second position with 16% market share; the Bank had introduced an internet equity brokerage platform for retail clients at the end of 2009. At the end of H1 the Bank had over 2,000 e-trade clients, with the number continuously rising.

Other Countries

UniCredit Bank **Czech Republic** closed Q2 very successful given the still difficult macro economic environment. Despite very low volume growth in the banking sector the bank increased its revenues q/q by 7.8% (at constant rates) with fee and commission income as the main driver. Payment fees, FX service fees and customer induced derivatives business were the key enablers for the revenue growth indicating a recovery of the Czech Economy. Having costs under control and loan loss provisions significantly below budget despite a 31.4% q/q increase (at constant rates), the bank recorded a quarterly net profit which is 9.7% above Q1 and 6.5% above the respective quarter in 2009 (both at constant rates). The bank continued in Q2 its preparations for strengthening the position on the retail market via branch expansion and alternative distribution channels.

Results of UniCredit Bank **Slovakia** are still affected by the low market interest rate environment in the Eurozone with an impact on deposit margins and trading results. Positive signs are however visible in Q2 2010 with an improvement of both interest and fees income versus Q1 2010.

In particular interest generation from loan businesses in H1 performed better than in H1 2009 with expectations of further growth in both individual and corporate banking. Comparing to December 2009, the bank improved also its market shares in both loans as well as deposits.

Additionally the bank is continuing to implement measures to contain costs bringing the operating expenses lower than both previous year and previous quarter.

With market tendencies still waiting for positive turnaround, UniCredit Bank **Hungary** preserved its stable revenue stream and profitability. The former is proved by revenues exceeding last year's results while the later is ensured by strict cost management and efficient processes. Revenues exceeded previous year by 4%, driven by strong net interest income. Having both HR and NHR costs under control, the Bank showed an excellent C/I ratio of 42.8%, being among the best in the country. Risk costs are still higher than in the past, but in line with expectations with focus on restructuring and renegotiation of

problematic loans. As a result, profit before taxes increased compared to previous year as well by 5.5%.

Balance sheet development is still restrained by low demand of lending, as a consequence of which total assets show a decrease by -5.4%, although partly offset by higher portfolio of investment and interbank assets. Customer deposits are down by -7.2% compared to last year's same period negatively influenced by a matured extraordinary non-resident Corporate placement, however sustained by Retail volumes. As a consequence, L/D ratio increased to 110% but remained far below the sector average of 140%.

With brisk steps, assets under management not only worked off losses suffered during the crisis but soared to historical high levels, thanks to both stable capital inflow and good performance of funds. As a result, UniCredit successfully outgrew the market and showed dynamic of 79% y/y.

In Q2, UniCredit Banka **Slovenia** achieved revenues of € 17.1 million, € 0.5 million more than in Q1 despite a negative trading result influenced by market conditions. Reasons for revenues improvement came mainly from net fee and commission income (€ 1.6 million more vs. Q1) and high and stable net interest income (€ 0.8 million more vs. Q1). Loan loss provisions in Q2 amounted to € 3.8 million, remaining on Q1 levels. Profit before taxes for the 1st half of 2010 amounted to € 8.1 million, more than tripling results of the previous year.

In **Bosnia and Herzegovina,** UniCredit, represented by UniCredit d.d., Mostar, and UniCredit a.d., Banja Luka, is among the leading banking groups. The 2 banks serve more than one million customers and operate through a network of 142 branches. In spite of a still difficult economic environment, revenues increased by 3% y/y, expenses were reduced by 4% y/y and GOP increased significantly by 23% y/y in H1, due to growth in non interest income, successful interest margin management and cost cutting activities. In H1, Retail segment improved its business results and is currently developing new products and services. The focus of Corporate banking is on a growth-strategy by approaching all major industries and supporting their financing needs.

As of March 2010, UniCredit Bank **Serbia** reached the 4th position on the Serbian market with a market share of 6.9% by total assets. The bank -with y/y profit growth of 29% and improvements in major KPI's- overperformed market profitability. Corporate segment increased its market share in deposits in H1. Also retail segment showed a positive development in market share both in deposits and lending since the beginning of the year. The Bank joined the State program for subsidized housing, consumer and small business loans.

In a challenging economic environment in **Romania**, with stagnated investment and low private consumption, UniCredit Tiriac Bank (UCT) registered a net operating profit of RON 202mn (EUR 49mn) in Q2, 18% higher than in Q1, and RON 373mn (EUR 90mn) in H1. Total assets increased 1.7% at the end of Q2 vs Q1, up to RON 20.5bn (EUR 4.7bn), 5% higher yoy. Loans grew 11% yoy, well above the market. H1 revenues were 10% higher yoy and above budget.
Operational expenses remained at the level of last year, generating further improvement in efficiency to near 43% cost-to-income ratio. Risk costs doubled in H1 compared to last year to RON 197mn, yet were comfortably covered by the net operating profit. NPL ratio reached 8.6% and provision coverage 6.1% of the on-balance-sheet customer loan portfolio.

In terms of net profit, Q2 exceeded Q1 by 31%, whereas the H1 is 18% lower than last year due to the higher provisions. ROE reached 13% and ROA 1.5%, one of the highest profitability ratios in the Romanian market. UCT maintains a solid capital adequacy level of near 13% under statutory standards at the end of the period.

Despite the still ongoing recession, H1 Corporate revenues grew 26% yoy and its loan portfolio well exceeded the market growth. Deposits dropped somewhat mainly due to repayment of expensive large tickets. Main commercial focus of corporate business line in the reported period was laid on lending growth, transactional business, treasury sales and customer care program. Retail revenues increased 3% yoy (over 11% including the results of UCFin, which provides the Group consumer loans in Romania, using the branch network of the bank). Its loans and deposits increased slightly year-to-date, in line with the market. In mass market the Retail focus was put on simple products (such as salary packages and cash loans), while in the affluent segment the emphasis was put on improving quality and developing specialized service and dedicated products. The new service model and small-size branch optimization started giving fruits, increasing productivity.

Being a market leader in **Bulgaria**, UniCredit Bulbank has total assets of €5.7 billion. Customer deposits grow by 4.1% y/y to €3.4 billion, mainly driven by growth in retail deposits. Gross customer loans remain flat y/y, amounting to €4 billion, with a renewed emphasis on mortgage loans. In effect, the loans/deposits ratio decreases by 5.4pp y/y to 118%, signaling of a moderate deleveraging. The capital adequacy of the bank is at solid 17.5%.

The bank achieves total revenues of €146 million despite a difficult environment of limited loan growth and pressure on the margins of customer deposits. As a consequence of various cost contingency measures, net profit exceeds €45 million,

Results by Business Segment (Continued)

Central Eastern Europe (CEE) (Continued)

thus accounting for a quarter of the entire banking system. The Bank succeeds in attaining this stable position, due to stable net fee and commission income, improved operating efficiency and lower-than-average loan loss provisions.

Further stabilization of the macroeconomic situation in **Ukraine** in Q2 had a positive impact on both the country's banking system as a whole and on Ukrsotsbank in particular. The bank increased its customer deposits by 14.7% q/q, where the growth rate of corporate deposits was higher than that of retail deposits. The Bank improved its market share in corporate deposits to 3.5%. Despite gradual decrease of interest rates for retail deposits in 2010, Ukrsotsbank was able to increase deposits volume by 10.8% and improve market share in retail deposits to 3.8%. The Loan/Deposit ratio of the Bank was effectively improved to 232% (-43.2pp q/q).

Ukrsotsbank continued its conservative risk approach towards new lending in Q2, which in line with the market trend resulted in a 1.5% decline of its customer loan portfolio. Once more asset quality improvement and related restructuring and collection activities were the focal point in risk management, next to provisioning levels that increased further to about 560 mn Ukrainian Hrywna in Q2.

As a part of cross selling activities, a priority for Ukrsotsbank in 2010, in Q2 Retail Division was running co-brand projects and initiated sales of complementary insurance products to clients of the Bank; the Corporate Division developed a new, optimized product scheme for corporate payment cards designed especially for existing clients of the Bank.

Macroeconomic situation in **Kazakhstan** is experiencing a substantial improvement with 2010 real GDP expected to grow 5% y/y, which is among the highest in the CEE region. Even though, lending volumes in the banking sector are still stagnating driven by banks risk aversion and asset quality problems. In line with the market trend, UniCredit's subsidiary ATF Bank has registered in Q2 loan volume decrease of 3% q/q, while on the deposit side the bank managed to increase volumes by 17% q/q.

The quality on the loan portfolio remained a main focus and negatively impacted ATF's overall Q2 financial performance. However thanks to economic recovery and aggressive restructuring workout efforts launched in the bank the asset quality is expected to improve. Bank's pro-active sales efforts to attract new healthy borrowers, also with a new, enhanced product offer, is expected to support the loan growth. Furthermore, the ongoing retail branch optimization efforts are expected to bring results by year end through reorganisation and efficiency measures.

In the first half of 2010 AS UniCredit Bank, active in all 3 **Baltic countries,** faced an ongoing difficult economic environment resulting in a negative GDP evolution, especially in Latvia and Lithuania, and a drop of the lending volumes in the market. The bank's total assets were at LVL 700 million (or approx. EUR 987 million), with loans and deposits decreasing compared to Q1. However, a positive trend from Net Interest Income can be recorded in Q2 with an increase of 34% versus Q1, with the overall revenues at LVL 5 million. At the same time, the bank is continouing to pursue tight cost management.

Loan loss provisions remained at a high level with negative impact on the P&L of the bank thus generating a loss of LVL 1.99 million (or approx. EUR 2.8 million) in H1. In 2010 AS UniCredit Bank increased its capital in the amount of LVL 13m boosting the bank's capital adequacy ratio to a sound level of more than 12%.

Other information

Transactions for rationalizing Group operations and other corporate transactions

In H1 2010 the Group began several projects to rationalize the operations of certain subsidiaries in keeping with the business model and with the aim of achieving greater synergies and cost reductions.

In addition, on August 3, 2010 UniCredit's Board voted on the merger of UniCredit Banca, UniCredit Banca di Roma, Banco Sicilia, UniCredit Corporate Banking, UniCredit Private Banking, UniCredit Family Financing Bank and UniCredit Bancassurance Management & Administration into the Parent Company as a part of the "ONE4C Program."
See the following section for additional information on this project.

Reorganization of the operations of the subsidiary UniCredit Mediocredito Centrale S.p.A. (MCC)

At the beginning of 2010, the Group started the process of reorganizing the operations of MCC focusing the company's business on the public sector, and specifically, the promotion and management of government benefit programs for businesses at the national and regional levels to support economic development, and loan products with preferential terms. As a result, operations were rationalized by reallocating non-core operations within the Group in keeping with the divisional business model, and transferring IT and back office activities to Group companies that perform shared services.

In this context, the following steps were finalized:
- the transfer of MCC's Operational Support Division to UniCredit Business Partner effective January 1, 2010;
- the transfer of MCC's IT and Back Office Divisions to UniCredit Global Information Services and UniCredit Business Partner respectively, effective April 1, 2010.

In March of this year, a project was also approved for the partial spin-off of MCC's Corporate Division to UniCredit Corporate Banking, the Group's bank that specializes in the corporate sector, which mainly consists of Project Finance, Structured Corporate Finance, Industry Lending and Structured Trade & Export Finance (with respect to the latter, excluding the balance of existing loans). On June 7, 2010, the regulatory authority authorized the transaction, and following approval by the respective shareholders' meetings, in July the spin-off agreement was signed, which is scheduled to go into effect in Q3 2010.

Rationalization of the Italian management of the Group's private equity funds

At the beginning of this year, in order to simplify the Group's structure and achieve economic and operational benefits, the Group initiated the process of merging S+R Investimenti e Gestioni SGR into Sofipa SGR; these are the two Italian Group companies that manage private equity funds.

This transaction will provide cost savings by eliminating shared expenses, concentrating promotional and management activities for the Group's private equity funds in Italy into a single entity, and making it more effective to access reference markets to raise funds as a single entity.

The merger took effect last July 12.

Rationalization of the Group's non-performing loan operations

In order to rationalize the Group's non-performing loan ("NPLs") operations, reduce related administrative costs and optimize the service of managing the Group's non-performing loans from an economic and financial standpoint, last July the Group launched a project to integrate the operations of Aspra Finance S.p.A. ("ASPRA") - a special-purpose vehicle that centralized the NPLs of Capitalia and later the NPLs of the other former UniCredit legal entities - into UniCredit Credit Management Bank S.p.A. ("UCCMB") - the Group bank operating in the area of NPL management that also manages the NPLs held by ASPRA under a specific outsourcing agreement - both of which are wholly-owned subsidiaries.

In order to implement the rationalization of NPL management, it was decided that the best solution would be to merge ASPRA into UCCMB, which would then become the Group bank with responsibility for the centralized management of NPLs. Centralizing these loans will make it possible to simplify corporate structures and to standardize management and operational policies for NPLs with the resulting optimization of risk-associated costs by rationalizing several of the related administrative activities, such as the possibility of centrally managing legal expenses.

The Parent Company is also required to contribute to Aspra's future capital increase of up to €3 billion by November, and in any case, before the merger, in order to allow the latter to repay loans granted earlier by UniCredit to purchase non-recourse NPLs currently on the books.

It is expected that the merger will take effect by Q1 of next year subject to obtaining the regulatory authority's authorization.

Project to create a Global Card Payment Company

In order to rationalize and internalize activities supporting the credit and debit card business (which includes processes related to issuing credit and debit cards, acquiring POSs and ATMs, managing electronic payments for corporations and government agencies and electronic ticketing), in 2008 a process was started to improve and coordinate the efficiency of these activities in support of this business and to achieve economies of scale and scope.

To achieve this goal, in August the Parent Company's Board of Directors will be asked to vote on launching a project calling for the creation of a Global Card Payment Company. The company selected for this purpose is Quercia Software S.p.A., a wholly-owned subsidiary of UniCredit Global Information Services Scpa (hereinafter "UGIS"), which will serve as the only service center supporting the credit and debit card business for the entire Group. It will be responsible for providing these services, while banks will continue their role as issuers, and thus, will be responsible for the related risks.

The main objectives of the Global Card Payment Center are:

- to ensure the utmost efficiency and speed in responding to business requirements;
- to facilitate the centralized management of related IT and back-office activities;
- to create a more successful cost model guaranteed by the significant processing volumes to be carried out through an internationalization and rationalization program that is currently under way. Once completed, this process will generate annual savings for the Group estimated at over €45 million in 2015;
- to create a credit and debit card Competence Center at the Group level and enhance the existing expertise in the related hubs;
- to guarantee the full availability of a broad portfolio of products and services for the various entities. In fact, using a centralized approach, it would be possible to generate considerable savings in terms of time to market for those Group entities that are required to develop products that are already available for others;
- as noted earlier, to continue to make the banks responsible for issuing cards and for the various related risks;
- to maintain the level of service quality, so as to foster business processes and keep risks under control as far as possible. Most importantly, with respect to the latter, the elimination of fragmented production processes would foster improved operational risk management in general, and especially in the area of fraud.

To summarize, the steps to implement the project entail (i) the transfer of control of Quercia Software from UGIS to the Parent Company in keeping with the governance structure adopted for all the Group's other support companies that act as global companies; (ii) the transformation of Quercia Software from a stock corporation to a joint venture corporation, which is more suitable for a largely captive company; (iii) the centralization at Quercia Software of the Group's assets and resources needed to implement the project.

Other transactions involving subsidiaries and associates

UniCredit Bank Austria AG

Capital increase of UniCredit Bank Austria AG

This March, the subsidiary UniCredit Bank Austria AG (a 99.995% holding of the Parent Company) finalized a capital increase of €2 billion in order to satisfy the expectations of local regulatory authorities and rating agencies, and to bring the company in line with key Austrian competitors in terms of ratios and position themselves favorably to take advantage of opportunities resulting from future economic growth in Austria and Central Eastern Europe. Following the Parent Company's subscription of its applicable share and the unassigned portion, its stake in UniCredit Bank Austria AG rose to 99.996%.

Reorganization of Markets and Investment Banking (former MIB) of UniCredit Bank Austria AG

In H1 2010, the Group proceeded with the reorganization of the operations of the former MIB Division of UniCredit Bank Austria AG. The final requirement in this process is the transfer to UniCredit Bank AG of the majority of these operations carried out by the subsidiary CAIB UniCredit AG ("CAIB," previously UniCredit CA IB Beteiligungs AG) through the following steps:

- the transfer to UniCredit Bank Austria AG (or to its direct subsidiaries) of CAIB's subsidiaries, and the spin-off of certain selected operations to UniCredit Bank Austria AG (these transactions were completed in Q1 2010);
- the subsequent transfer to UniCredit Bank AG of CAIB and its subsidiary, UniCredit CAIB Securities UK, which operates in the UK (this occurred on June 1, 2010);
- lastly, the merger of CAIB into UniCredit Bank AG, which went into effect for legal purposes on July 1, 2010.

Since July 1, 2010, UniCredit Bank AG has operated in Austria out of a newly opened branch in Vienna.

Other information (Continued)

Transactions for rationalizing Group operations and other corporate transactions (Continued)

Fondo Italiano di Investimento SGR S.p.A.

Last March, UniCredit participated in the establishment of Fondo Italiano di Investimento SGR S.p.A. This company was established with initial share capital of €3.5 million, with UniCredit holding a 14.29% stake.
This transaction was a part of a project developed by the Ministry of the Economy and Finance, Cassa Depositi e Prestiti, UniCredit, Intesa SanPaolo, Monte dei Paschi di Siena, the Italian Banking Association and Confindustria for the creation of an Italian investment fund for SME.

Specifically, the aim of the fund is to support the development of companies in order to generate a significant core of "high-achieving medium-sized domestic companies" over the medium term with sufficient capital to handle the challenges of the competition. The investment target is companies with revenues of €10-100 million. The fund's target size is €3 billion. The first closing of €1 billion will be subscribed in equal amounts (€250 million each) by the three Sponsoring Banks, including UniCredit and Cassa Depositi e Prestiti. A further €1 billion will be raised from institutional investors, while the subsequent increase will be assessed on a needs basis.

"Friuli Venezia Giulia Logistical Development" Project

Last March, UniCredit Corporate Banking established a company called UniCredit Logistics Srl in order to develop a project aimed at creating a port hub through the development of the port infrastructures in Trieste and Monfalcone.

In particular, this project, which will be financed using project finance/government funding, and which will be completed over several phases in collaboration with other financial and industrial partners, entails the following:
- the gradual expansion of the Trieste container terminal and the construction of a new terminal in Monfalcone;
- the improvement/expansion of rail lines and roads going to the terminal;
- the inclusion of individuals and entities involved in this initiative in UniCredit Logistics.

Transactions to dispose of equity investments

In Italy

Assicurazioni Generali S.p.A.

Last March, the subsidiary UniCredit Bank Ireland Plc ("UniCredit Ireland") sold its entire stake held in Assicurazioni Generali (2.84%) through an accelerated bookbuilding offer directed solely to institutional investors for the total amount of about €796 million. This transaction resulted in a capital loss of about €72 million at the consolidated level.

The sale of this stake was one of the commitments made by UniCredit to the Italian Antitrust Authority in accordance with the order authorizing the merger of Capitalia S.p.A. into UniCredit (Order No. 17283 of September 18, 2007 and subsequent extensions issued on December 3, 2008 and November 12, 2009).

Foreign operations

Open Accumulative Pension Fund Otan JSC

On March 15, 2010, the subsidiary JSC ATF Bank sold its entire stake (89%) in JSC Open Accumulative Pension Fund Otan (Kazakhstan), generating a total capital gain of about €5 million at the consolidated level.

Visa Inc.

In H1 2010, several Group subsidiaries sold shares of Visa Inc., generating total capital gains of about €16 million at the consolidated level.

Capital Strengthening

On January 7, 2010 UniCredit's Board of Directors approved the final terms and conditions of the rights issue resolved on by the shareholders in EGM on November 16, 2009. The new ordinary shares were offered from January 11 to January 29, 2010 in Italy and Germany and from January 14 to January 29, 2010 in Poland. 98.23% of the shares offered i.e. 2,472,338,679 new UniCredit ordinary shares were subscribed (and no subscriptions were revoked in the Polish and German public offerings). Rights not exercised during the offer period were 297,005,168 valid for the subscription of 44,550,771 UniCredit ordinary shares and were all sold in the *Mercato Telematico Azionario* (screen-based stock market) organized and managed by Borsa Italiana SpA pursuant to Article 2441 (3) Italian Civil Code, through UniCredit Bank AG, Milan Branch, on the trading days from February 8 to 12, 2010. On February 24, 2010 the capital increase resolved on by the mentioned EGM held on November 16, 2009 was thus completed, after which the number of ordinary shares issued was 2,516,889,453.

The ONE4C Program

In order to satisfy the changed expectations of clients and the needs for territorial proximity that have emerged in the new international banking context, the Board of Directors of UniCredit approved, at its extraordinary meeting of April 13 of this year, the ONE4C ("One for Clients") project .
In particular, the Board approved the proposed merger by incorporation into UniCredit of UniCredit Banca, UniCredit Banca di Roma, Banco di Sicilia, UniCredit Corporate Banking, UniCredit Private Banking, UniCredit Family Financing Bank and UniCredit Bancassurance Management & Administration.

After the merger, UniCredit, as well as fulfilling its role as Parent Company, will also directly engage in banking and commercial activities with clients.

The "One for Clients" project aims to further increase customer satisfaction through specialization and more rapid response times. All of this involves a simplification of the corporate structure of the Group, thus increasing proximity to the territories and communities in which it operates and safeguarding the most important bank brands (UniCredit Banca, UniCredit Banca di Roma, Banco di Sicilia). This project will also ensure a more efficient organization, including through the delegation of more decisional powers to the networks.

Similar to what is already happening in Austria, Germany and Poland, on April 13, the Board also approved the introduction of a Country Chairman for Italy. This figure will have a synthesizing role for activities on the Italian market, and a pivotal role in the development of the Group's territorial strategy, sharing joint responsibility with the local business managers for the profitability of operations in Italy.

The post of Country Chairman for Italy has been given to Gabriele Piccini (currently CEO of UniCredit Banca and Head of Retail Italy), who will take office on November 1, the start date of the new organization, and will report directly to the Deputy CEO for Italy.

The "One for Clients" project strengthens the current divisional model of the Group, and will see the definition, in Italy, Germany and Austria, of four specialized business segments:
- Families, devoted to private clients with assets of up to 500,000 euros;
- SMEs, for businesses with an annual turnover of up to 50 million euros;
- Corporate Banking, for businesses with an annual turnover of more than 50 million euros;
- Private Banking, for clients with assets of more than 500,000 euros.

Seven Territorial Areas will be set up in Italy, whose heads will have the task of acting as a point of reference for relations with the principal partners of the local establishments, within the framework of an Italian Network Committee presided over by the Country Chairman, which will also involve the three heads of the Italian divisions and the head of the Territorial Relations department.

On June 15, 2010, pursuant to Art. 57 of the Consolidated Finance Law, Banca d'Italia issued the authorization for the merger.
The meeting of the UniCredit Board of Directors on August 3 voted on the merger (which is expected to become effective on November 1, 2010), pursuant to Art. 2505, para. 2, of the Italian Civil Code and Art. 23 of the Articles of Association.

Other information (Continued)

Reconciliation of Condensed Accounts to Mandatory Reporting Schedule

Consolidated Balance Sheet

(€ million)

	AMOUNTS AS AT		SEE NOTES
	06.30.2010	12.31.2009	
Assets			Part B - Assets
Cash and cash balances = *item 10*	7,225	11,987	Section 1
Financial assets held for trading = *item 20*	152,100	133,894	Section 2
Loans and receivables with banks = *item 60*	80,295	78,269	Section 6
Loans and receivables with customers = *item 70*	558,770	564,986	Section 7
Financial investments	76,679	64,273	
Item 30. Financial assets at fair value through profit or loss	*21,745*	*15,020*	*Section 3*
Item 40. Available-for-sale financial assets	*39,958*	*34,724*	*Section 4*
Item 50. Held-to-maturity investments	*11,158*	*10,663*	*Section 5*
Item 100. Investments in associates and joint ventures	*3,818*	*3,866*	*Section 10*
Hedging instruments	17,520	13,786	
Item 80. Hedging derivatives	*14,576*	*11,662*	*Section 8*
Item 90. Changes in fair value of portfolio hedged items	*2,944*	*2,124*	*Section 9*
Property, plant and equipment = *item 120*	12,148	12,089	Section 12
Goodwill = *item 130 - Intangible assets of which: goodwill*	20,808	20,491	Section 13
Other intangible assets = *item 130 - Intangible assets net of goodwill*	5,213	5,332	Section 13
Tax assets = *item 140*	12,375	12,577	Section 14
Non-current assets and disposal groups classified as held for sale = *item 150*	853	622	Section 15
Other assets	10,658	10,454	Section 15
Item 110. Insurance reserves attributable to reinsurers	-	-	*Section 11*
Item 160. Other assets	*10,658*	*10,454*	*Section 16*
Total assets	**954,644**	**928,760**	

Continued: Consolidated Balance Sheet

(€ million)

	AMOUNTS AS AT		SEE NOTES
	06.30.2010	12.31.2009	
Liabilities and Shareholders' Equity			Part B - Liabilities
Deposits from banks = *item 10*	115,363	106,800	Section 1
Deposits from customers and debt securities in issue	577,346	596,396	
Item 20. Deposits from customers	*390,891*	*381,623*	*Section 2*
Item 30. Debt securities in issue	*186,454*	*214,773*	*Section 3*
Financial liabilities held for trading = *item 40*	139,487	114,045	Section 4
Financial liabilities at fair value through profit or loss = *item 50*	1,423	1,613	Section 5
Hedging instruments	16,505	12,679	
Item 60. Hedging derivatives	*11,650*	*9,919*	*Section 6*
Item 70. Changes in fair value of portfolio hedged items	*4,855*	*2,760*	*Section 7*
Provisions for risks and charges = *item 120*	7,957	7,983	Section 12
Tax liabilities = *item 80*	6,229	6,451	Section 8
Liabilities included in disposal groups classified as held for sale = *item 90*	403	312	Section 9
Other liabilities	22,178	19,590	
Item 100. Other liabilities	*20,784*	*18,110*	*Section 10*
Item 110. Provision for employee severance pay	*1,209*	*1,318*	*Section 11*
Item 130. Insurance reserves	*184*	*162*	*Section 13*
Minorities = *item 210*	3,326	3,202	Section 16
Shareholders' Equity, of which:	64,428	59,689	
- Capital and reserves	63,664	57,671	
Item 140. Revaluation reserves, of which: Special revaluation laws	*277*	*277*	*Section 15*
Item 140. Revaluation reserves, of which: Exchange differences	*(847)*	*(1,830)*	*Section 15*
Item 140. Revaluation reserves, of which: equity investments valued at equity method	*8*	*(13)*	*Section 15*
Item 170. Reserves	*15,260*	*14,271*	*Section 15*
Item 180. Share premium	*39,322*	*36,582*	*Section 15*
Item 190. Issued capital	*9,649*	*8,390*	*Section 15*
Item 200. Treasury shares	*(4)*	*(6)*	*Section 15*
- Available-for-sale assets fair value reserve and cash-flow hedging reserve	95	316	
Item 140. Revaluation reserves, of which: Available-for-sale financial assets	*(622)*	*(138)*	*Section 15*
Item 140. Revaluation reserves, of which: Cash-flow hedges	*717*	*454*	*Section 15*
- Net profit = *item 220*	669	1,702	Section 15
Total liabilities and Shareholders' Equity	**954,644**	**928,760**	

Other information (Continued)

Reconciliation of Condensed Accounts to Mandatory Reporting Schedule (Continued)

Consolidated income statement

(€ million)

	H1 2010	H1 2009	SEE THE NOTES Part C
Net interest	7,895	9,360	Section 1
Item 30. Net interest margin	*7,775*	*9,224*	
less: Purchase Price Allocation effect [1]	*120*	*136*	
Dividends and other income from equity investments	195	158	
Item 70. Dividend income and similar revenue	*603*	*491*	*Section 3*
less: dividends from held for trading equity instruments included in item 70	*(493)*	*(372)*	
Item 240. Profit (loss) of associates - of which: Profit (loss) of associates valued at equity	*85*	*38*	*Section 16*
Net interest margin	**8,090**	**9,518**	
Net fees and commissions = *item 60*	4,379	3,735	Section 2
Net trading, hedging and fair value income	618	936	
Item 80. Gains (losses) on financial assets and liabilities held for trading	*(27)*	*549*	*Section 4*
+ dividends from held for trading equity instruments (from item 70)	*493*	*372*	
+ net provisions - trading profit (from item 190)	-	-	
Item 90. Fair value adjustments in hedge accounting	*11*	*26*	*Section 5*
Item 100. Gains (losses) on disposal or repurchase of : d) financial liabilities	*157*	*132*	*Section 6*
Item 110. Gains (losses) on financial assets and liabilities designated at fair value through profit and loss	*(16)*	*(143)*	*Section 7*
Net other expenses/income	213	209	
Gains (losses) on disposals / repurchases on loans and receivables - not impaired position (from item 100 a)	*43*	*26*	
Item 150. Premiums earned (net)	*53*	*47*	*Section 9*
Item 160. Other income (net) from insurance activities	*(43)*	*(39)*	*Section 10*
Item 220. Other net operating income	*424*	*442*	*Section 15*
less: Other operating income - of which: recovery of costs	*(209)*	*(211)*	
Net write-downs/-backs of tangible operating lease assets (from item 200)	*(59)*	*(59)*	
Gains (losses) on disposals of investments - assets leasing operation (from item 270)	*4*	*3*	
Net non-interest income	**5,209**	**4,880**	
OPERATING INCOME	**13,299**	**14,398**	
Payroll costs	(4,653)	(4,545)	
Item 180. Administrative costs - a) staff expenses	*(4,664)*	*(4,808)*	*Section 11*
less: integration costs	*11*	*263*	
Other administrative expenses	(2,742)	(2,750)	
Item 180. Administrative costs - b) other administrative expenses	*(2,742)*	*(2,794)*	*Section 11*
less: integration costs	-	*44*	
Recovery of expenses = *item 220. Other net operating income - of which: Operating income - recovery of costs*	209	211	Section 15
Amortisation, depreciation and impairment losses on intangible and tangible assets	(631)	(606)	
Item 200. Impairment/Write-backs on property, plant and equipment	*(445)*	*(416)*	*Section 13*
less: Impairment losses/write backs on property owned for investment	*26*	*12*	
less: Net write-downs/-backs of tangible operating lease assets (from item 200)	*59*	*59*	
Item 210. Impairment/Write-backs on intangible assets	*(320)*	*(314)*	*Section 14*
less: integration costs	-	-	
less: Purchase Price Allocation effect [1]	*50*	*53*	
Operating costs	**(7,817)**	**(7,690)**	
OPERATING PROFIT	**5,482**	**6,708**	

Continued: Consolidated income statement

(€ million)

	H1 2010	H1 2009	SEE THE NOTES Part C
OPERATING PROFIT	**5,482**	**6,708**	
Impairment of goodwill	(162)	-	
Item 260. Impairment of goodwill	*(162)*	*-*	*Section 18*
Provisions for risks and charges	(262)	(223)	
Item 190. Provisions for risks and charges	*(262)*	*(225)*	*Section 12*
less: net provisions - trading profit	*-*	*-*	
Surplus on release of integration provision	*-*	*1*	
less: Purchase Price Allocation effect 1	*-*	*-*	
Integration costs	(11)	(309)	
Net impairment losses on loans and provisions for guarantees and commitments	(3,507)	(4,081)	
Item 100. Gains (losses) on disposal and repurchase of a) loans	*37*	*32*	*Section 6*
less: Gains (losses) on disposals / repurchases on loans and receivables - not impaired position (from item 100 a)	*(43)*	*(26)*	
Item 130. Impairment losses on a) loans	*(3,389)*	*(3,958)*	*Section 8*
Item 130. Impairment losses on d) other financial assets	*(112)*	*(128)*	*Section 8*
Net income from investments	107	(166)	
Item 100. Gains (losses) on disposal and repurchase of b) available-for-sale financial assets	*54*	*93*	*Section 6*
Item 100. Gains (losses) on disposal and repurchase of c) held-to-maturity investments	*-*	*(2)*	*Section 6*
Item 130. Impairment losses on: b) available-for-sale financial assets	*(27)*	*(293)*	*Section 8*
Item 130. Impairment losses on: c) held-to-maturity investments	*-*	*-*	*Section 8*
Impairment losses/write backs on property owned for investment (from item 200)	*(26)*	*(12)*	
Item 240. Profit (loss) of associates -of which: write-backs/impairment losses and gains/losses on disposal of associates valued at equity	*23*	*(7)*	*Section 16*
Item 250. Net valuation at fair value of tangible and intangible assets	*(1)*	*(30)*	*Section 17*
Item 270. Gains (losses) on disposal of investments	*88*	*87*	*Section 19*
less: Gains (losses) on disposals of investments - assets leasing operation (from item 270)	*(4)*	*(3)*	
less: Purchase Price Allocation effect [1]	*-*	*-*	
PROFIT BEFORE TAX	**1,648**	**1,929**	
Income tax for the period	(745)	(697)	
Item 290. Tax expence related to profit from continuing operations	*(691)*	*(637)*	*Section 20*
less: Purchase Price Allocation effect [1]	*(54)*	*(60)*	
NET PROFIT	**903**	**1,232**	
Minorities	(119)	(166)	
Item 330. Minorities	*(119)*	*(166)*	*Section 22*
NET PROFIT ATTRIBUTABLE TO THE GROUP BEFORE PPA	**784**	**1,066**	
Purchase Price Allocation effect [1]	(115)	(129)	
NET PROFIT ATTRIBUTABLE TO THE GROUP	**669**	**937**	

Notes:
H1 2009 figures were modified as follows alignement of the reclassified results of **private equity** investments with the accounting figures.
1. Mainly due to the merger with Capitalia.

Subsequent Events and Outlook

Subsequent Events

UniCredit Group was subject to the 2010 EU-wide stress testing exercise coordinated by the Committee of European Banking Supervisors (CEBS), in cooperation with the European Central Bank, and Bank of Italy.

UniCredit Group results in the stress test confirm the high quality of the Group regulatory capital (stressed Tier I at 7.8%, stressed Core Tier I at 7.4%).

Outlook

In the first half of 2010, the macroeconomic environment was still clouded by turbulence in financial markets, which, after building on the positive trend that started at the end of 2009, began to deteriorate again, as a direct result of the increased tensions over the sovereign debt of several countries in the euro zone starting with the Greek crisis.
Despite the fact that in many advanced economies there has been some uncertainty over the sustainability of the recovery in connection with the need to limit the expansionary policies implemented by governments to address the crisis period, there have been several positive signs from emerging economies, which have fostered an increase in foreign demand in the euro zone, and a recovery of industrial production, especially in Italy.

In the latter part of the first half of the year there was a reversal of the trend in interest rates, due in part to international tensions over sovereign debt in European countries, and in part to the abatement of the liquidity support policy implemented by the ECB. This recovery in the second half of the year may have a positive impact on bank spreads, and accordingly on margins, which have been under strong pressure in the first half of 2010.

In the second half of the year, the Group will focus on the success of the *"Insieme per i clienti"* [Together for Customers] project, which, by strengthening the current divisional model, is aimed at improving customer satisfaction by increasing the bank's local presence. The already announced appointments to the new management team to coordinate the sales network in Italy are moving in this direction. This will make it possible to improve the effectiveness of sales activities and increase operating efficiency through streamlining central governance structures.

The Group also expects that the EEC will continue to make a strong contribution to overall results; however, performance in the area may be uneven due to the different growth prospects for countries where the Group operates.

Milan, August 3, 2010

THE BOARD OF DIRECTORS

Chairman
DIETER RAMPL



CEO
ALESSANDRO PROFUMO



Sergey Guslisty,
Retail Client - Russia

«I travel a lot across Europe, and I really appreciate the fact that I can withdraw cash with my UniCredit Bank debit card from ATMs at any of the Group's banks without a fee. That makes me feel like the customer of a unified global Bank.»

It's easy with UniCredit.



Condensed Interim Consolidated Financial Statements

Notes

The following conventional symbols have been used in the tables:

- **a dash (-)** indicates that the item/figure is inexistent;
- **two stops** (..) or (**n.s.**) when the figures do not reach the minimum considered significant or are not in any case considered significant;
- **"N.A."** indicates that the figure is not available.
- **"X"** indicates an item not to be completed under Banca d'Italia instructions

Unless otherwise indicated, all amounts are in **thousands of euros**.

Consolidated Accounts

Consolidated Accounts

Consolidated Balance Sheet

(€ '000)

BALANCE SHEET - ASSETS	AMOUNTS AS AT	
	06.30.2010	12.31.2009
10. Cash and cash balances	7,224,743	11,986,797
20. Financial assets held for trading	152,099,809	133,894,101
30. Financial assets at fair value through profit or loss	21,745,241	15,019,685
40. Available-for-sale financial assets	39,958,098	34,723,955
50. Held-to-maturity investments	11,157,727	10,662,472
60. Loans and receivables with banks	80,295,259	78,269,437
70. Loans and receivables with customers	558,769,950	564,986,015
80. Hedging derivatives	14,576,040	11,662,110
90. Changes in fair value of portfolio hedged items (+/-)	2,944,299	2,123,451
100. Investments in associates and joint ventures	3,818,075	3,866,437
110. Insurance reserves attributable to reinsurers	206	195
120. Property, plant and equipment	12,148,434	12,089,351
130. Intangible assets	26,020,780	25,822,597
of which:		
- goodwill	*20,807,902*	*20,490,534*
140. Tax assets	12,374,549	12,577,082
a) current tax assets	*1,846,508*	*2,415,786*
b) deferred tax assets	*10,528,041*	*10,161,296*
150. Non-current assets and disposal groups classified as held for sale	852,528	622,297
160. Other assets	10,658,207	10,453,689
Total assets	**954,643,945**	**928,759,671**

Continued: Consolidated Balance Sheet

(€ '000)

BALANCE SHEET - LIABILITIES AND SHAREHOLDERS' EQUITY	AMOUNTS AS AT	
	06.30.2010	**12.31.2009**
10. Deposits from banks	115,362,958	106,800,152
20. Deposits from customers	390,891,316	381,623,290
30. Debt securities in issue	186,454,227	214,772,877
40. Financial liabilities held for trading	139,487,144	114,045,215
50. Financial liabilities at fair value through profit or loss	1,423,495	1,612,475
60. Hedging derivatives	11,650,147	9,918,947
70. Changes in fair value of portfolio hedged items (+/-)	4,854,542	2,759,960
80. Tax liabilities	6,229,152	6,451,072
a) current tax liabilities	*1,383,698*	*1,987,780*
b) deferred tax liabilities	*4,845,454*	*4,463,292*
90. Liabilities included in disposal groups classified as held for sale	402,524	311,315
100. Other liabilities	20,784,494	18,110,367
110. Provision for employee severance pay	1,209,236	1,317,523
120. Provisions for risks and charges	7,956,793	7,982,431
a) post retirement benefit obligations	*4,589,498*	*4,590,628*
b) other provisions	*3,367,295*	*3,391,803*
130. Insurance reserves	184,124	162,135
140. Revaluation reserves	(467,403)	(1,249,514)
170. Reserves	15,259,643	14,271,165
180. Share premium	39,322,433	36,581,540
190. Issued capital	9,648,791	8,389,870
200. Treasury shares (-)	(4,159)	(5,714)
210. Minorities (+/-)	3,325,784	3,202,240
220. Net Profit or Loss (+/-)	668,704	1,702,325
Total liabilities and Shareholders' Equity	**954,643,945**	**928,759,671**

Consolidated Accounts (Continued)

Consolidated Income Statement

(€ '000)

ITEMS	H1 2010	H1 2009
10. Interest income and similar revenues	14,296,140	19,266,778
20. Interest expense and similar charges	(6,521,417)	(10,042,822)
30. Net interest margin	**7,774,723**	**9,223,956**
40. Fee and commission income	5,274,171	4,627,048
50. Fee and commission expense	(895,631)	(891,669)
60. Net fees and commissions	**4,378,540**	**3,735,379**
70. Dividend income and similar revenue	602,742	490,894
80. Gains and losses on financial assets and liabilities held for trading	(27,210)	548,913
90. Fair value adjustments in hedge accounting	11,204	25,989
100. Gains and losses on disposal of:	**247,740**	**255,408**
a) loans	*37,291*	*31,619*
b) available-for-sale financial assets	*53,532*	*93,360*
c) held-to-maturity investments	*(86)*	*(1,790)*
d) financial liabilities	*157,003*	*132,219*
110. Gains and losses on financial assets/liabilities at fair value through profit or loss	(15,810)	(143,325)
120. Operating income	**12,971,929**	**14,137,214**
130. Impairment losses on:	(3,528,510)	(4,380,062)
a) loans	*(3,389,237)*	*(3,958,378)*
b) available-for-sale financial assets	*(27,325)*	*(293,432)*
c) held-to-maturity investments	*(103)*	*(19)*
d) other financial assets	*(111,845)*	*(128,233)*
140. Net profit from financial activities	**9,443,419**	**9,757,152**
150. Premiums earned (net)	52,772	47,164
160. Other income (net) from insurance activities	(43,125)	(39,186)
170. Net profit from financial and insurance activities	**9,453,066**	**9,765,130**
180. Administrative costs:	(7,406,234)	(7,601,481)
a) staff expense	*(4,664,192)*	*(4,807,754)*
b) other administrative expense	*(2,742,042)*	*(2,793,727)*
190. Net provisions for risks and charges	(261,592)	(224,625)
200. Impairment/write-backs on property, plant and equipment	(445,303)	(416,203)
210. Impairment/write-backs on intangible assets	(319,557)	(314,016)
220. Other net operating income	424,337	441,800
230. Operating costs	**(8,008,349)**	**(8,114,525)**
240. Profit (loss) of associates	108,142	31,838
250. Gains and losses on tangible and intangible assets measured at fair value	(815)	(29,833)
260. Impairment of goodwill	(162,000)	-
270. Gains and losses on disposal of investments	88,218	87,209
280. Total profit or loss before tax from continuing operations	**1,478,262**	**1,739,819**
290. Tax expense (income) related to profit or loss from continuing operations	(690,950)	(637,143)
300. Total profit or loss after tax from continuing operations	**787,312**	**1,102,676**
310. Total profit or loss after tax from discontinued operations	-	-
320. Net Profit or Loss for the period	**787,312**	**1,102,676**
330. Minorities	(118,608)	(165,830)
340. HOLDINGS INCOME (LOSS) OF THE PERIOD	**668,704**	**936,846**

	H1 2010	H1 2009
Earnings per share (€)	0.033	0.056
Diluted earnings per share (€)	0.033	0.056

Notes:

In respect of the calculation of the **"Earnings Per Share"**, the main data used are given below (see also the Notes to the Consolidated Accounts - Part C - Consolidated Income Statement, Section 24).

€ 76,750 thousand was deducted from first half 2010 net profit of €668,704 thousand due to disbursements charged to equity made in connection with the contract of usufruct on treasury shares agreed under the 'cashes' transaction. 48,030 thousand was deducted from first half 2009 net profit of 936,846 due to disbursements charged to equity made in connection with the above mentioned contract.

The number of outstanding shares is net of the average number of treasury shares (and of further 967,564,061 shares held under a contract of usufruct) and increased by the number of new shares issued as a consequence of the bonus issue approved by the Extraordinary Shareholders' Meeting on April 29, 2009, pursuant to Art. 2442 of the Italian Civil Code. Following the bonus issue, the number of ordinary shares outstanding before the event is adjusted for the proportionate change in the number of ordinary shares outstanding as if the event had occurred at the beginning of the earliest period presented (IAS 33 §28).

Consolidated Statement of Comprehensive Income

(€ '000)

ITEMS	AMOUNTS AS AT 06.30.2010	AMOUNTS AS AT 06.30.2009
10. Net Profit or loss for the period	**787,312**	**1,102,676**
Other comprehensive income after tax		
20. Available-for-sale financial assets	(481,712)	137,982
30. Property plant and equipment	-	-
40. Intangible assets	-	-
50. Hedges of foreign investments	-	-
60. Cash flow hedges	270,762	177,533
70. Exchange differences	1,097,953	(834,077)
80. Non current assets classified as held for sale	-	-
90. Actuarial gains (losses) on defined benefits plans	-	-
100. Valuation reserves from investments accounted for using the equity method	20,456	(114,702)
110. Total of other comprehensive income after tax	**907,459**	**(633,264)**
120. Comprehensive income after taxes (10+110)	**1,694,771**	**469,412**
130. Consolidated comprehensive income attributable to minorities	(244,138)	(56,082)
140. Consolidated comprehensive income attributable to Parent Company	**1,450,633**	**413,330**

The "Consolidated Comprehensive Income attributable to minorities" (item 130) is different from "Net profit for the period attributable to minorites" (item 330 of Consolidated income statement), as it includes the effect arising from "other comprehensive income" of minorities.

Amounts recognized in items 20 "Available-for-sale financial assets" and 60 "Cash-flow hedges" do not match with those disclosed in the H1 Report as at June 30, 2009 due to recognition under item 100 of the portion of Valutation reserves from investmets accounted for using the equity method.

Consolidated Accounts (Continued)

Statement of Changes in Shareholders' Equity include Group portion and minorities:

Statement of Changes in Shareholders' Equity as at June 30, 2010

(€ '000)

				ALLOCATION OF PROFIT FROM PREVIOUS YEAR		CHANGES DURING THE PERIOD									
							SHAREHOLDERS' EQUITY TRANSACTIONS								
	BALANCE AS AT 12.31.2009	CHANGE IN OPENING BALANCE	BALANCE AS AT 1.1.2010	RESERVES	DIVIDENDS	CHANGES IN RESERVES	ISSUE OF NEW SHARES	ACQUISITION OF TREASURY SHARES	DISTRIBUTION OF EXTRAORDINARY DIVIDENDS	CHANGE IN EQUITY INSTRUMENTS	OWN SHARE DERIVATIVES	STOCK OPTIONS [1]	COMPREHENSIVE INCOME FIRST HALF 2010	SHAREHOLDERS' EQUITY GROUP AS AT 06.30.2010	SHAREHOLDERS' EQUITY MINORITIES AS AT 06.30.2010
Issued capital:															
a) ordinary shares	8,753,723		8,753,723			(9,241)	1,258,921							9,636,671	366,732
b) other shares	12,120		12,120											12,120	
Share premiums	38,344,175		38,344,175			563	2,740,893							39,322,433	1,763,198
Reserves:															
a) from profits	11,268,580		11,268,580	1,356,097		2,546	(477)							11,685,191	941,555
b) other	3,842,792		3,842,792			(66,237)	(83,254)					(108)		3,574,452	118,741
Revaluation reserves:	(1,358,079)		(1,358,079)			180							907,459	(467,403)	16,963
Treasury shares	(6,019)		(6,019)			1,847								(4,159)	(13)
Net Profit or Loss for the period	2,034,620		2,034,620	(1,356,097)	(678,523)								787,312	668,704	118,608
Shareholders' Equity Group	**59,689,672**	**-**	**59,689,672**	**-**	**(561,768)**	**(66,503)**	**3,916,083**	**-**	**-**	**-**	**-**	**(108)**	**1,450,633**	**64,428,009**	**-**
Shareholders' Equity minorities	**3,202,240**	**-**	**3,202,240**	**-**	**(116,755)**	**(3,839)**	**-**	**-**	**-**	**-**	**-**	**-**	**244,138**	**-**	**3,325,784**

1. Stocks Options, Performance Shares and Restricted Shares.

Statement of Changes in Shareholders' Equity as at June 30, 2009

(€ '000)

	BALANCE AS AT 12.31.2008	CHANGE IN OPENING BALANCE	BALANCE AS AT 1.1.2009	ALLOCATION OF PROFIT FROM PREVIOUS YEAR		CHANGES DURING THE PERIOD								SHAREHOLDERS' EQUITY GROUP AS AT 06.30.2009	SHAREHOLDERS' EQUITY MINORITIES AS AT 06.30.2009
							SHAREHOLDERS' EQUITY TRANSACTIONS								
				RESERVES	DIVIDENDS	CHANGES IN RESERVES	ISSUE OF NEW SHARES	ACQUISITION OF TREASURY SHARES	DISTRIBUTION OF EXTRAORDINARY DIVIDENDS	CHANGE IN EQUITY INSTRUMENTS	OWN SHARE DERIVATIVES	STOCK OPTIONS [1]	COMPREHENSIVE INCOME FIRST HALF 2009		
Issued capital:															
a) ordinary shares	7,171,634		7,171,634			(131,348)	1,704,316							8,377,750	366,852
b) other shares	10,853		10,853				1,267							12,120	
Share premiums	35,912,277		35,912,277			(26,184)	2,511,258							36,581,540	1,815,811
Reserves:															
a) from profits	10,432,364		10,432,364	4,462,790		(471,653)	(1,219,470)							12,341,090	862,941
b) other	2,056,052		2,056,052				(115,325)					25,767		1,966,494	-
Revaluation reserves:	(1,865,765)		(1,865,765)			(43,550)							(633,264)	(2,315,529)	(227,050)
Treasury shares	(6,325)		(6,325)			(1,168)								(7,196)	(297)
Net Profit or Loss for the period	4,529,302		4,529,302	(4,462,790)	(66,512)								1,102,676	936,846	165,830
Shareholders' Equity Group	**54,998,734**	**-**	**54,998,734**	**-**	**(6,067)**	**(420,695)**	**2,882,046**	**-**	**-**	**-**	**-**	**25,767**	**413,330**	**57,893,115**	**-**
Shareholders' Equity minorities	**3,241,658**	**-**	**3,241,658**	**-**	**(60,445)**	**(253,208)**	**-**	**-**	**-**	**-**	**-**	**-**	**56,082**	**-**	**2,984,087**

1. Stocks Options, Performance Shares and Restricted Shares.

Opening balances as at December 31, 2008 are different from those published in the Annual Report as at December 31, 2008 due to the reclassification of exchange rate differences on net foreign investments (subsidiaries, associate companies of joint ventures).

Consolidated Accounts (Continued)

Consolidated Cash Flow Statement (indirect method) (€ '000)

	H1 2010	H1 2009
A. OPERATING ACTIVITIES		
1. Operations	**(599,278)**	**7,245,646**
- profit and loss of the period (+/-)	668,704	936,846
- capital gains/losses on financial assets/liabilities held for trading and on assets/liabilities designated at fair value through profit and loss (+/-)	(5,345,989)	754,747
- capital gains/losses on hedging operations (+/-)	(11,204)	(25,989)
- net write-offs/write-backs due to impairment (+/-)	2,591,296	3,767,385
- net write-offs/write-backs on tangible and intangible assets (+/-)	765,675	730,219
- provisions and other incomes/expenses (+/-)	474,668	608,843
- not payed tax (+)	262,462	403,584
- other adjustments (+)	(4,890)	70,011
2. Liquidity generated/absorbed by financial assets	**(19,791,591)**	**56,348,126**
- financial assets held for trading	(12,485,779)	46,922,158
- financial assets at fair value	(6,728,622)	492,791
- available-for-sale financial assets	(5,725,410)	(2,041,464)
- loans and receivables with banks	(1,907,739)	(12,424,574)
- loans and receivables with customers	7,327,267	22,281,046
- other assets	(271,308)	1,118,169
3. Liquidity generated/absorbed by financial liabilities	**12,644,744**	**(69,682,715)**
- deposits from banks	7,955,543	(34,948,635)
- deposits from customers	7,001,810	(4,299,487)
- debt certificates including bonds	(28,975,813)	5,232,617
- financial liabilities held for trading	25,410,140	(29,976,390)
- financial liabilities designated at fair value	(188,980)	(26,291)
- other liabilities	1,442,044	(5,664,529)
Net liquidity generated/absorbed by operating activities	**(7,746,125)**	**(6,088,943)**
B. INVESTMENT ACTIVITIES		
1. Liquidity generated/absorbed by:		
- equity investments	(36,492)	111,421
- collected dividends on equity investments	91,517	68,787
- financial assets held to maturity	(208,198)	2,716,949
- tangible assets	(232,128)	(600,109)
- intangible assets	(141,331)	(137,322)
- sales/purchases of subsidiaries and divisions	82,949	49,960
Net liquidity generated/absorbed by investment activities	**(443,683)**	**2,209,686**
C. FUNDING ACTIVITIES		
- issue/purchase of treasury shares	3,916,083	2,882,045
- distribution of dividends and other scopes	(628,632)	(6,067)
Net liquidity generated/absorbed by funding activities	**3,287,451**	**2,875,978**
NET LIQUIDITY GENERATED/ABSORBED DURING THE PERIOD	**(4,902,357)**	**(1,003,279)**

KEY:
(+) generated;
(-) absorbed.

Reconciliation

(€ '000)

	H1 2010	H1 2009
Cash and cash equivalents at the beginning of the period	**11,986,797**	**7,652,446**
Net liquidity generated/absorbed during the period	(4,902,357)	(1,003,279)
Cash and cash equivalents: effect of exchange rate variations	140,303	(135,080)
Cash and cash equivalents at the end of the period	**7,224,743**	**6,514,087**

Explanatory Notes

Part A - Accounting Policies

Part A - Accounting Policies

A.1 - General

Section 1 - Statement of Compliance with IFRSs

This consolidated First Half Financial Report has been prepared in accordance with the IFRS issued by the IASB (including the interpretation documents issued by the SIC and the IFRIC) and endorsed by the European Commission up to 30 June 2010, pursuant to EU Regulation 1606/2002 as required by § 154-ter 3 of the Single Finance Act (TUF, Leg. Decree no. 58 dated 24/2/1998).

As required by § 154-ter 2 TUF, this First Half Financial Report includes the condensed first half accounts, the interim report on operations and the attestation required by §154-bis 5 TUF.

The contents of this consolidated First Half Financial Report are in line with IAS 34 on interim reporting. In accordance with §10 IAS 34, UniCredit has opted to provide condensed financial statements.

This Consolidated First Half Financial Report is subject to a limited audit of the accounts by KPMG S.p.A.

Section 2 - Preparation Criteria

As mentioned above, these Accounts have been prepared in accordance with the IFRS endorsed by the European Commission. The following documents were used to interpret and support the application of IFRS (albeit not endorsed by the EC):
- Framework for the Preparation and Presentation of Financial Statements issued by the IASB in 2001;
- Implementation Guidance, Basis for Conclusions, IFRIC and any other documents prepared by the IASB or IFRIC (International Financial Reporting Interpretations Committee) supplementing IFRS;
- Interpretative documents on the application of IFRS in Italy prepared by the Organismo Italiano di Contabilità (OIC) and Associazione Bancaria Italiana (ABI).

This Condensed Interim Consolidated First Half Financial Statements comprises the Balance Sheet, the Income Statement, the Statement of Comprehensive Income, the Statement of Changes in Shareholders' Equity, the Cash Flow Statement (compiled using the indirect method), the Notes to the Accounts and Annexes.

These are in line with Banca d'Italia schedules as prescribed by the first amendment dated November 18, 2009 to Circular 262 dated 22 December 2005, in that they give comparative figures, as at December 31, 2009 for the balance sheet and as at 30 June 2009 for the profit and loss account, the comprehensive income statement, the statement of changes in equity and the cash-flow statement. Following the amendment to Banca d'Italia Circular 262/2005, some table were changed and first half 2009 figures were reclassified accordingly.

Figures in the schedules and Explanatory notes are given in **thousands of euros**, if not otherwise specified.

These Consolidated First Half Financial Report were compiled on the assumption that they should present a continuing business. At present there is no uncertainty as to the Company's ability to continue its business operations as envisaged by IAS 1. Measurement criteria are therefore in accordance with this assumption and with the principles of competence, relevance and materiality in financial statements and the priority of economic substance over juridical form. These principles are unchanged from 2009.

First amendment dated November 18, 2009 to Banca d'Italia Circular 262/2005

The main changes following the first amendment to Banca d'Italia Circular 262/2005, which were applied for the first time in 2009 consolidated accounts and also concern this first-half report, are briefly described below.

Introduction of the new Part A.3 Information on fair value

The newly introduced *Part A.3)* presents a disclosure of reclassified financial instruments according to IAS 39 and information on fair value hierarchy as required by IFRS 7 based on the ability to observe the inputs used for pricing.

Disclosure of Impaired assets and Assets sold but not derecognized

The disclosure of financial assets does not include the sub-items previously presented in respect of "impaired assets" and "assets sold but not derecognized".
Balances as at December 31, 2009 for these two asset types had already been reclassified according to a breakdown based on the type of product.

Similarly, the items "Deposits from banks" and "Deposits from customers" do not include the sub-items concerning "liabilities for assets sold but not derecognized", whose balances as at 31 December 2009 had already been recognized in "Other liabilities", except for liabilities associated with reverse repos, which are still disclosed separately.

The income statement was also changed by eliminating the sub-item "Financial assets sold but not derecognized" from item 10 "Interest income," and the sub-item "Financial liabilities for assets sold but not derecognized" from item 20 "Interest expense." The balances of these sub-items at June 30, 2009 were then reclassified in the applicable classification portfolios.

Segment reporting, which was previously provided in Part D of the Notes to the Accounts, is now included in Part L, while Part D now provides information on "Consolidated Comprehensive Income".

Risk and uncertainty due to use of estimated figures

The IFRSs require that management provide valuations, estimates and projections with a bearing on the carrying amount of assets, liabilities, expenses and revenue. Estimates and related projections based on experience and other factors judged to be reasonably included were used to estimate the carrying value of assets and liabilities not readily obtainable from other sources.

Estimated figures have been used for the recognition of some of the largest value-based items in the Condensed Interim Consolidated Financial Statements as at June 30, 2010, as required by the accounting standards and regulations detailed in Section 2 above. These estimates are largely based on calculations of future recoverability of the values recognized in the Accounts under the rules contained in current legislation and were made assuming the continuity of the business, i.e. without considering the possibility of the forced sale of the items so valued.

The processes adopted support the values recognized at June 30, 2010. Valuation was particularly complex given the continuing macro-economic and market situation which was characterized by the volatility of financial indicators used in the valuation process and by credit impairment.

The parameters and information used to check the mentioned values were therefore significantly affected by the above factors, which could change rapidly in ways that cannot currently be foreseen, such that further effects on future balance-sheet values cannot be ruled out.

Estimates and projections are regularly reviewed. Any changes arising from these reviews are recognized in the period in which they are carried out, provided that they concern that period. If the reappraisal concerns both current and future periods it is recognized in both current and future periods as appropriate.

Section 3 - Consolidation Procedures and Scope

Consolidation criteria and principles used to prepare the Consolidated First Half Financial Report as at June 30, 2010 are as follows:

Accounts used for Consolidation

For the preparation of the consolidated accounts the following sources were used:

- UniCredit SpA first-half accounts;
- The first-half accounts of the other fully consolidated Group entities, except for those noted here, duly condensed (reclassified) and adjusted to take into account the requirements of consolidation and, where necessary, to bring them into line with IFRS;
- For the companies belonging to the Leasing Sub-Group and reporting to UniCredit Leasing S.p.A.:
  - the half-year accounts of UniCredit Leasing S.p.A.;
  - the sub-consolidated half-year accounts of Austrian subsidiaries, i.e. UniCredit Leasing (Austria) GMBH (former Bank Austria Creditanstalt Leasing GMBH) and its subsidiaries;
  - the sub-consolidated half-year accounts of the CEE subsidiaries, i.e. all direct and indirect subsidiaries of the Parent Company UniCredit Leasing SpA located in CEE countries.

Balance Sheet items in foreign currencies are converted at closing exchange rates; the average exchange rate for the year is used for the profit and loss account, which is considered a valid approximation of the rate of exchange at the date of the transaction.

The accounts and explanatory notes of the main fully consolidated subsidiaries prepared under IFRS are subject to audit by leading audit companies.

Part A - Accounting Policies (Continued)

Subsidiaries

Subsidiaries are entities of which:

- The Parent owns, directly or indirectly through subsidiaries, more than half of the voting power unless, in exceptional circumstances, it can be clearly demonstrated that such ownership does not constitute control.
- The Parent owns half or less of the voting power and has:
  - power over more than half of the voting rights by virtue of an agreement with other investors;
  - power to govern the financial and operating policies of the entity under a statute or an agreement;
  - power to appoint or remove the majority of the members of the board of directors or equivalent governing body and control of the entity is by that board or body; or
  - power to cast the majority of votes at meetings of the board of directors or equivalent governing body and control of the entity is by that board or body.

The existence and effect of potential voting rights that are currently exercisable or convertible, are considered when assessing whether an entity has the power to govern the financial and operating policies of another entity.

The list of subsidiaries also includes any special purpose entities as required by SIC 12.
SIC 12 requires UniCredit to consolidate special purpose entities, provided that, in substance, the majority of the risks and rewards incident to the activities of these special purpose entities is attributable to the Bank or, in substance, the Bank controls the special purpose entities. An interest in the equity capital of the special purpose entities is immaterial in this regard.

Thus the consolidation of special purpose entities in accordance with SIC 12 has the same effect as full consolidation. Equity interests held by third parties in a special purpose entity consolidated by the Bank in accordance with SIC 12 are recognized under minority interest.

The carrying amount of an investment in a fully or proportionately consolidated entity held by the Parent or another Group company is eliminated against the recognition of the subsidiary's assets and liabilities as well as the Group's portion of equity of the subsidiary.

Intragroup balances, off-balance sheet transactions, income and expenses and gain/losses between consolidated companies are eliminated in full or proportionately, in accordance with the consolidation procedures adopted.

A subsidiary's income and expenses are included in consolidation from the date the Parent acquires control. On disposal of a subsidiary, its income and expenses are consolidated up to the date of disposal, i.e., when the Parent ceases to control the subsidiary. The difference between the proceeds from the disposal of the subsidiary and the carrying amount of its net assets is recognised in item 270 "Gains (Losses) on disposal of investments" in profit and loss.

Minority interests are recognised in the consolidated balance sheet item 210 "Minorities" separately from liabilities and Parent shareholders' equity. Minority interests in the profit or loss of the Group are separately disclosed under item 330 of the consolidated profit and loss account.

On first-time consolidation, subsidiaries are measured at fair value as at the acquisition date, i.e. at the cost of obtaining control of the subsidiary inclusive of ancillary costs.

Associates

These are entities over which an investor has significant influence, and which is neither a subsidiary nor an interest in a joint venture. It is presumed that the investor has significant influence if the investor holds, directly or indirectly, at least 20 per cent of the voting power of an investee.

Investments in associates are recognised using the equity method. The carrying amount includes goodwill (less any impairment loss). The investor's share of the profit and loss of the investee after the date of acquisition is recognised in item 240 "Profit (Loss) of associates" in profit or loss. Distributions received from an investee reduce the carrying amount of the investment.

If the investor's share of an associate's losses is equal to or more than its carrying amount, no further losses are recognised, unless the investor has incurred legal or constructive obligations or made payments on behalf of the associate.

Unrealised profits on transactions with associates are eliminated to the extent of the Group's interest. Unrealised losses are likewise eliminated, unless the transactions show evidence of impairment of the assets exchanged.

The revaluation reserves of associates, which are recorded as a contra item to changes in value of items that are relevant for this purpose are reported separately in the Statement of Comprehensive Income.

Joint ventures

A joint venture is a contractual arrangement whereby two or more parties undertake an economic activity that is subject to joint control. Joint control exists only when financial and operating decisions relating to the activity require the unanimous consent of the parties sharing control. Interests in joint ventures are recognised using proportionate consolidation.

The following table shows the companies included in the scope of consolidation, as well as those valued by using the equity method.

Investments in subsidiaries, companies recognised under proportionate consolidation and valued at equity

NAME		MAIN OFFICE	TYPE OF RELATIONS [1]	OWNERSHIP RELATIONSHIP HELD BY	HOLDING %	VOTING RIGHTS [2]
	A. COMPANY A.1 LINE BY LINE METHOD					
1	UNICREDIT SPA	ROME		PARENT COMPANY		
2	2010 SAVJETOVANJE D.O.O	ZAGREB	1	PIONEER GLOBAL ASSET MANAGEMENT SPA	100.00	
3	A&T-PROJEKTENTWICKLUNGS GMBH & CO. POTSDAMER PLATZ BERLIN KG	MUNICH	1	GRUNDSTUCKSAKTIENGESELLSCHAFT AM POTSDAMER PLATZ (HAUS VATERLAND)	66.67	
4	ACIS IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH & CO. OBERBAUM CITY KG	MUNICH	1	SIRIUS IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH	100.00	98.11
5	ACIS IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH & CO. PARKKOLONNADEN KG	MUNICH	1	A&T-PROJEKTENTWICKLUNGS GMBH & CO. POTSDAMER PLATZ BERLIN KG	100.00	98.11
6	ACIS IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH & CO. STUTTGART KRONPRINZSTRASSE KG	MUNICH	1	HVB GESELLSCHAFT FUR GEBAUDE MBH & CO KG	100.00	98.11
7	AGROB IMMOBILIEN AG	ISMANING	1	HVB GESELLSCHAFT FUR GEBAUDE MBH & CO KG	52.72	75.02
8	AI BETEILIGUNG GMBH	WIEN	1	UNICREDIT BANK AUSTRIA AG	100.00	
9	ALINT 458 GRUNDSTUCKVERWALTUNG GESELLSCHAFT M.B.H.	BAD HOMBURG	1	UNICREDIT LEASING S.P.A.	100.00	
10	ALLEGRO LEASING GESELLSCHAFT M.B.H.	WIEN	1	UNICREDIT LEASING (AUSTRIA) GMBH	99.80	100.00
11	ALLIB LEASING S.R.O.	PRAGUE	1	UNICREDIT LEASING S.P.A.	100.00	
12	ALLIB NEKRETNINE D.O.O. ZA POSLOVANJE NEKRETNINAMA	ZAGREB	1	UNICREDIT LEASING S.P.A.	100.00	
13	ALLIB ROM S.R.L.	BUCHAREST	1	UNICREDIT LEASING S.P.A.	100.00	
14	ALMS LEASING GMBH.	SALZBURG	1	UNICREDIT LEASING (AUSTRIA) GMBH	95.00	
15	ALPINE CAYMAN ISLANDS LTD.	GEORGE TOWN	1	UNICREDIT BANK AUSTRIA AG	100.00	
16	ALTUS ALPHA	DUBLIN	4	UNICREDIT BANK AG	..	[3]
17	ALV IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	1	UNICREDIT LEASING (AUSTRIA) GMBH	99.80	100.00
18	ANI LEASING IFN S.A.	BUCHAREST	1	UNICREDIT GLOBAL LEASING EXPORT GMBH	10.01	
				UNICREDIT LEASING S.P.A.	89.99	
19	ANTARES IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	1	UNICREDIT GARAGEN ERRICHTUNG UND VERWERTUNG GMBH	99.80	100.00
20	ARABELLA FINANCE LTD.	DUBLIN	4	UNICREDIT BANK AG	..	[3]
21	ARANY PENZUGYI LIZING ZRT.	BUDAPEST	1	UNICREDIT BANK HUNGARY ZRT.	100.00	
22	ARGENTAURUS IMMOBILIEN-VERMIETUNGS- UND VERWALTUNGS GMBH	MUNICH	1	HVB PROJEKT GMBH	100.00	
23	ARNO GRUNDSTUCKSVERWALTUNGS GESELLSCHAFT M.B.H.	WIEN	1	GALA GRUNDSTUCKVERWALTUNG GESELLSCHAFT M.B.H.	99.80	100.00
24	ARRONDA IMMOBILIENVERWALTUNGS GMBH	MUNICH	1	HVB PROJEKT GMBH	100.00	
25	ARTIST MARKETING ENTERTAINMENT GMBH	WIEN	1	MY BETEILIGUNGS GMBH	100.00	
26	AS UNICREDIT BANK	RIGA	1	UNICREDIT BANK AUSTRIA AG	100.00	
27	ASPRA FINANCE SPA	MILAN	1	UNICREDIT SPA	100.00	
28	ATF CAPITAL B.V.	ROTTERDAM	1	JSC ATF BANK	100.00	
29	ATLANTERRA IMMOBILIENVERWALTUNGS GMBH	MUNICH	1	HVB PROJEKT GMBH	90.00	
30	AUFBAU DRESDEN GMBH	MUNICH	1	HVB PROJEKT GMBH	100.00	

Part A - Accounting Policies (Continued)

Continued: Investments in subsidiaries, companies recognised under proportionate consolidation and valued at equity

NAME	MAIN OFFICE	TYPE OF RELATIONS (1)	OWNERSHIP RELATIONSHIP HELD BY	HOLDING %	VOTING RIGHTS (2)
31 AUSTRIA LEASING GMBH	WIEN	1	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	0.40	
			GALA GRUNDSTUCKVERWALTUNG GESELLSCHAFT M.B.H.	99.40	99.60
32 AUTOGYOR INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	1	UNICREDIT LEASING S.P.A.	100.00	
33 AWT HANDELS GESELLSCHAFT M.B.H.	WIEN	1	AWT INTERNATIONAL TRADE AG	100.00	
34 AWT INTERNATIONAL TRADE AG	WIEN	1	UNICREDIT BANK AUSTRIA AG	100.00	
35 BA BETRIEBSOBJEKTE GMBH	WIEN	1	UNICREDIT BANK AUSTRIA AG	100.00	
36 BA BETRIEBSOBJEKTE GMBH & CO BETA VERMIETUNGS OG	WIEN	1	BA BETRIEBSOBJEKTE GMBH	99.90	
37 BA BETRIEBSOBJEKTE PRAHA SPOL.S.R.O.	PRAGUE	1	BA BETRIEBSOBJEKTE GMBH	100.00	
38 BA CA LEASING (DEUTSCHLAND) GMBH	BAD HOMBURG	1	UNICREDIT LEASING S.P.A.	94.90	
39 BA CA SECUND LEASING GMBH	WIEN	1	UNICREDIT LEASING (AUSTRIA) GMBH	99.80	100.00
40 BA CREDITANSTALT BULUS EOOD	SOFIA	1	UNICREDIT LEASING S.P.A.	100.00	
41 BA EUROLEASE BETEILIGUNGSGESELLSCHAFT M.B.H.	WIEN	1	UNICREDIT LEASING (AUSTRIA) GMBH	100.00	
42 BA- ALPINE HOLDINGS, INC.	WILMINGTON	1	UNICREDIT BANK AUSTRIA AG	100.00	
43 BA-CA ANDANTE LEASING GMBH	WIEN	1	UNICREDIT LEASING (AUSTRIA) GMBH	100.00	
44 BA-CA CONSTRUCTION LEASING OOO	SAN PETERSBURG	1	RSB ANLAGENVERMIETUNG GESELLSCHAFT M.B.H.	100.00	
45 BA-CA FINANCE (CAYMAN) II LIMITED	GEORGE TOWN	1	ALPINE CAYMAN ISLANDS LTD.	100.00	
46 BA-CA FINANCE (CAYMAN) LIMITED	GEORGE TOWN	1	ALPINE CAYMAN ISLANDS LTD.	100.00	
47 BA-CA INFRASTRUCTURE FINANCE ADVISORY GMBH	WIEN	1	ZETA FUNF HANDELS GMBH	100.00	
48 BA-CA LEASING DREI GARAGEN GMBH	WIEN	1	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	99.80	100.00
49 BA-CA LEASING MAR IMMOBILIEN LEASING GMBH	WIEN	1	UNICREDIT LEASING (AUSTRIA) GMBH	99.80	100.00
50 BA-CA LEASING MODERATO D.O.O.	LJUBLJANA	1	UNICREDIT LEASING S.P.A.	100.00	
51 BA-CA LEASING POLO, LEASING D.O.O.	LJUBLJANA	1	UNICREDIT LEASING S.P.A.	100.00	
52 BA-CA LEASING VERSICHERUNGSSERVICE GMBH	WIEN	1	UNICREDIT LEASING (AUSTRIA) GMBH	100.00	
53 BA-CA MARKETS & INVESTMENT BETEILIGUNG GMBH	WIEN	1	UNICREDIT BANK AUSTRIA AG	100.00	
54 BA-CA PRESTO LEASING GMBH	WIEN	1	UNICREDIT LEASING (AUSTRIA) GMBH	99.80	100.00
55 BA-CA WIEN MITTE HOLDING GMBH	WIEN	1	UNICREDIT BANK AUSTRIA AG	100.00	
56 BA-CREDITANSTALT LEASING ANGLA SP. Z O.O.	WARSAW	1	UNICREDIT LEASING S.P.A.	100.00	
57 BA/CA-LEASING BETEILIGUNGEN GMBH	WIEN	1	UNICREDIT LEASING (AUSTRIA) GMBH	100.00	
58 BA/CA-LEASING FINANZIERUNG GMBH	WIEN	1	BA EUROLEASE BETEILIGUNGSGESELLSCHAFT M.B.H.	100.00	
59 BAC FIDUCIARIA SPA	DOGANA	1	BANCA AGRICOLA COMMERCIALE DELLA R.S.M. S.P.A.	100.00	
60 BACA BARBUS LEASING DOO	LJUBLJANA	1	UNICREDIT LEASING S.P.A.	100.00	
61 BACA CENA IMMOBILIEN LEASING GMBH	WIEN	1	UNICREDIT LEASING (AUSTRIA) GMBH	99.80	100.00
62 BACA CHEOPS LEASING GMBH	WIEN	1	GALA GRUNDSTUCKVERWALTUNG GESELLSCHAFT M.B.H.	99.80	100.00
63 BACA HYDRA LEASING GESELLSCHAFT M.B.H.	WIEN	1	UNICREDIT LEASING (AUSTRIA) GMBH	99.80	100.00
64 BACA KOMMUNALLEASING GMBH	WIEN	1	UNICREDIT LEASING (AUSTRIA) GMBH	100.00	
65 BACA LEASING ALFA S.R.O.	PRAGUE	1	UNICREDIT LEASING S.P.A.	100.00	
66 BACA LEASING CARMEN GMBH	WIEN	1	UNICREDIT LEASING (AUSTRIA) GMBH	99.80	100.00
67 BACA LEASING GAMA S.R.O.	PRAGUE	1	UNICREDIT LEASING S.P.A.	100.00	
68 BACA LEASING UND BETEILGUNGSMANAGEMENT GMBH	WIEN	1	CALG IMMOBILIEN LEASING GMBH	98.80	99.00
			UNICREDIT LEASING (AUSTRIA) GMBH	1.00	
69 BACA MINOS LEASING GMBH	WIEN	1	UNICREDIT LEASING (AUSTRIA) GMBH	99.80	100.00
70 BACA NEKRETNINE DOO	BANJA LUKA	1	UNICREDIT LEASING S.P.A.	100.00	
71 BACA ROMUS IFN S.A.	BUCHAREST	1	UNICREDIT GLOBAL LEASING EXPORT GMBH	10.01	
			UNICREDIT LEASING S.P.A.	89.99	
72 BACA-LEASING AQUILA INGATLANHASNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	1	UNICREDIT LEASING S.P.A.	100.00	
73 BACA-LEASING GEMINI INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	1	UNICREDIT LEASING S.P.A.	100.00	

Continued: Investments in subsidiaries, companies recognised under proportionate consolidation and valued at equity

NAME	MAIN OFFICE	TYPE OF RELATIONS [1]	OWNERSHIP RELATIONSHIP		VOTING RIGHTS [2]
			HELD BY	HOLDING %	
74 BACA-LEASING HERKULES INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASA	BUDAPEST	1	UNICREDIT LEASING S.P.A.	100.00	
75 BACA-LEASING NERO INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	1	UNICREDIT LEASING S.P.A.	100.00	
76 BACA-LEASING OMIKRON INGATLANHASZNOSTO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	1	UNICREDIT LEASING S.P.A.	100.00	
77 BACA-LEASING URSUS INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	1	UNICREDIT LEASING S.P.A.	100.00	
78 BACAL ALPHA DOO ZA POSLOVANJE NEKRETNINAMA	ZAGREB	1	UNICREDIT LEASING S.P.A.	100.00	
79 BACAL BETA NEKRETNINE D.O.O. ZA POSLOVANJE NEKRETNINAMA	ZAGREB	1	UNICREDIT LEASING S.P.A.	100.00	
80 BAL CARINA IMMOBILIEN LEASING GMBH	WIEN	1	UNICREDIT LEASING (AUSTRIA) GMBH	99.80	100.00
81 BAL DEMETER IMMOBILIEN LEASING GMBH	WIEN	1	UNICREDIT GARAGEN ERRICHTUNG UND VERWERTUNG GMBH	99.80	100.00
82 BAL HESTIA IMMOBILIEN LEASING GMBH	WIEN	1	UNICREDIT LEASING (AUSTRIA) GMBH	99.80	100.00
83 BAL HORUS IMMOBILIEN LEASING GMBH	WIEN	1	CALG DELTA GRUNDSTUCKVERWALTUNG GMBH	99.80	100.00
84 BAL HYPNOS IMMOBILIEN LEASING GMBH	WIEN	1	CALG DELTA GRUNDSTUCKVERWALTUNG GMBH	99.80	100.00
85 BAL LETO IMMOBILIEN LEASING GMBH	WIEN	1	UNICREDIT GARAGEN ERRICHTUNG UND VERWERTUNG GMBH	99.80	100.00
86 BAL OSIRIS IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	1	UNICREDIT LEASING (AUSTRIA) GMBH	99.80	
87 BAL PAN IMMOBILIEN LEASING GMBH	WIEN	1	UNICREDIT LEASING (AUSTRIA) GMBH	99.80	100.00
88 BAL SOBEK IMMOBILIEN LEASING GMBH	WIEN	1	UNICREDIT GARAGEN ERRICHTUNG UND VERWERTUNG GMBH	99.80	100.00
89 BALEA SOFT GMBH & CO. KG	HAMBURG	1	UNICREDIT LEASING GMBH	100.00	
90 BALEA SOFT VERWALTUNGSGESELLSCHAFT MBH	HAMBURG	1	UNICREDIT LEASING GMBH	100.00	
91 BANCA AGRICOLA COMMERCIALE DELLA R.S.M. S.P.A.	BORGO MAGGIORE	1	UNICREDIT PRIVATE BANKING SPA	85.35	
92 BANCO DI SICILIA SPA	PALERMO	1	UNICREDIT SPA	100.00	
93 BANDON LEASING LIMITED	DUBLIN	4	UNICREDIT BANK AG	..	[3]
94 BANK AUSTRIA CREDITANSTALT LEASING IMMOBILIENANLAGEN GMBH	WIEN	1	GALA GRUNDSTUCKVERWALTUNG GESELLSCHAFT M.B.H.	99.80	100.00
95 BANK AUSTRIA FINANZSERVICE GMBH	WIEN	1	UNICREDIT BANK AUSTRIA AG	100.00	
96 BANK AUSTRIA GLOBAL INFORMATION SERVICES GMBH	WIEN	1	INFORMATIONS-TECHNOLOGIE AUSTRIA GMBH	20.00	
			UNICREDIT BANK AUSTRIA AG	80.00	
97 BANK AUSTRIA HUNGARIA BETA LEASING KORLATOLT FELELOSSEGU TSRSASAG	BUDAPEST	1	UNICREDIT LEASING S.P.A.	100.00	
98 BANK AUSTRIA IMMOBILIENSERVICE GMBH	WIEN	1	PLANETHOME AG	100.00	
99 BANK AUSTRIA LEASING ARGO IMMOBILIEN LEASING GMBH	WIEN	1	UNICREDIT GARAGEN ERRICHTUNG UND VERWERTUNG GMBH	99.80	100.00
100 BANK AUSTRIA LEASING HERA IMMOBILIEN LEASING GMBH	WIEN	1	UNICREDIT GARAGEN ERRICHTUNG UND VERWERTUNG GMBH	99.80	100.00
101 BANK AUSTRIA LEASING IKARUS IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	1	UNICREDIT LEASING (AUSTRIA) GMBH	99.80	100.00
102 BANK AUSTRIA LEASING MEDEA IMMOBILIEN LEASING GMBH	WIEN	1	UNICREDIT LEASING (AUSTRIA) GMBH	99.80	100.00
103 BANK AUSTRIA REAL INVEST GMBH	WIEN	1	UNICREDIT BANK AUSTRIA AG	94.95	
104 BANK AUSTRIA REAL INVEST IMMOBILIEN-KAPITALANLAGE GMBH	WIEN	1	BANK AUSTRIA REAL INVEST GMBH	100.00	
105 BANK AUSTRIA WOHNBAUBANK AG	WIEN	1	UNICREDIT BANK AUSTRIA AG	100.00	
106 BANK PEKAO SA	WARSAW	1	UNICREDIT SPA	59.24	
107 BANKHAUS NEELMEYER AG	BREMEN	1	UNICREDIT BANK AG	100.00	
108 BARODA PIONEER ASSET MANAGEMENT COMPANY LTD	MUMBAI	1	PIONEER GLOBAL ASSET MANAGEMENT SPA	51.00	
109 BAULANDENTWICKLUNG GDST 1682/8 GMBH & CO OEG	WIEN	1	CALG ANLAGEN LEASING GMBH	1.00	
			CALG IMMOBILIEN LEASING GMBH	99.00	
110 BAVARIA UNIVERSAL FUNDING CORP.(BUFCO)	DELAWARE	4	UNICREDIT BANK AG	..	[3]
111 BDK CONSULTING	LUCK	1	OPEN JOINT STOCK COMPANY UNICREDIT BANK	100.00	
112 BDR ROMA PRIMA IRELAND LTD	DUBLIN	1	UNICREDIT SPA	99.90	

Part A - Accounting Policies (Continued)

Continued: Investments in subsidiaries, companies recognised under proportionate consolidation and valued at equity

NAME	MAIN OFFICE	TYPE OF RELATIONS [1]	OWNERSHIP RELATIONSHIP HELD BY	HOLDING %	VOTING RIGHTS [2]
113 BETEILIGUNGS-UND HANDELSGESELLSCHAFT IN HAMBURG MIT BESCHRANKTER HAFTUNG	HAMBURG	1	UNICREDIT BANK AG	100.00	
114 BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	WIEN	1	UNICREDIT LEASING (AUSTRIA) GMBH	100.00	
115 BLACK FOREST FUNDING CORP.	DELAWARE	4	UNICREDIT BANK AG	..	[3]
116 BLUE CAPITAL EQUITY GMBH	HAMBURG	1	WEALTHCAP INITIATOREN GMBH	100.00	
117 BLUE CAPITAL EQUITY MANAGEMENT GMBH	HAMBURG	1	BLUE CAPITAL EQUITY GMBH	100.00	
118 BLUE CAPITAL EUROPA IMMOBILIEN GMBH & CO. ACHTE OBJEKTE GROBRITANNIEN KG	HAMBURG	1	BLUE CAPITAL FONDS GMBH	90.91	
			WEALTHCAP INVESTORENBETREUUNG GMBH	9.09	
119 BLUE CAPITAL FONDS GMBH	HAMBURG	1	WEALTHCAP INITIATOREN GMBH	100.00	
120 BLUE CAPITAL USA IMMOBILIEN VERWALTUNGS GMBH	HAMBURG	1	BLUE CAPITAL FONDS GMBH	100.00	
121 BORDER LEASING GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFTM.B.H.	WIEN	1	GALA GRUNDSTUCKVERWALTUNG GESELLSCHAFT M.B.H.	99.80	100.00
122 BREAKEVEN SRL	VERONA	1	UNICREDIT CREDIT MANAGEMENT BANK SPA	100.00	
123 BREWO GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	WIEN	1	GALA GRUNDSTUCKVERWALTUNG GESELLSCHAFT M.B.H.	99.80	100.00
124 BULBANK AUTO LEASING EOOD	SOFIA	1	BULBANK LEASING EAD	100.00	
125 BULBANK LEASING EAD	SOFIA	1	UNICREDIT LEASING AD	100.00	
126 CA-LEASING ALPHA INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	1	UNICREDIT LEASING S.P.A.	100.00	
127 CA-LEASING BETA 2 INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	1	UNICREDIT LEASING S.P.A.	100.00	
128 CA-LEASING DELTA INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	1	UNICREDIT LEASING S.P.A.	100.00	
129 CA-LEASING EPSILON INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	1	UNICREDIT LEASING S.P.A.	100.00	
130 CA-LEASING EURO, S.R.O.	PRAGUE	1	UNICREDIT LEASING S.P.A.	100.00	
131 CA-LEASING KAPPA INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	1	UNICREDIT LEASING S.P.A.	100.00	
132 CA-LEASING LAMBDA INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	1	UNICREDIT LEASING S.P.A.	100.00	
133 CA-LEASING OMEGA INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	1	UNICREDIT LEASING S.P.A.	100.00	
134 CA-LEASING OVUS S.R.O.	PRAGUE	1	UNICREDIT LEASING S.P.A.	100.00	
135 CA-LEASING PRAHA S.R.O.	PRAGUE	1	UNICREDIT LEASING S.P.A.	100.00	
136 CA-LEASING SENIOREN PARK GMBH	WIEN	1	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	99.80	100.00
137 CA-LEASING TERRA POSLOVANJE Z NEPREMICNINAMI D.O.O.	LJUBLJANA	1	UNICREDIT LEASING S.P.A.	100.00	
138 CA-LEASING YPSILON INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	1	UNICREDIT LEASING S.P.A.	100.00	
139 CA-LEASING ZETA INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	1	UNICREDIT LEASING S.P.A.	100.00	
140 CABET-HOLDING-AKTIENGESELLSCHAFT	WIEN	1	UNICREDIT BANK AUSTRIA AG	100.00	
141 CABO BETEILIGUNGSGESELLSCHAFT M.B.H.	WIEN	1	CABET-HOLDING-AKTIENGESELLSCHAFT	100.00	
142 CAC REAL ESTATE, S.R.O.	PRAGUE	1	UNICREDIT LEASING S.P.A.	100.00	
143 CAC-IMMO SRO	CESKE BUDEJOVICE	1	UNICREDIT LEASING S.P.A.	100.00	
144 CAL-PAPIER INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	1	UNICREDIT LEASING S.P.A.	100.00	
145 CALG 307 MOBILIEN LEASING GMBH	WIEN	1	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	98.80	99.00
			UNICREDIT LEASING (AUSTRIA) GMBH	1.00	
146 CALG 443 GRUNDSTUCKVERWALTUNG GMBH	WIEN	1	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	98.80	99.00
			CALG IMMOBILIEN LEASING GMBH	1.00	
147 CALG 451 GRUNDSTUCKVERWALTUNG GMBH	WIEN	1	CALG DELTA GRUNDSTUCKVERWALTUNG GMBH	99.80	100.00
148 CALG ALPHA GRUNDSTUCKVERWALTUNG GMBH	WIEN	1	CALG DELTA GRUNDSTUCKVERWALTUNG GMBH	99.80	100.00

Continued: Investments in subsidiaries, companies recognised under proportionate consolidation and valued at equity

NAME	MAIN OFFICE	TYPE OF RELATIONS [1]	OWNERSHIP RELATIONSHIP HELD BY	HOLDING %	VOTING RIGHTS [2]
149 CALG ANLAGEN LEASING GMBH	WIEN	1	UNICREDIT LEASING (AUSTRIA) GMBH	99.80	100.00
150 CALG ANLAGEN LEASING GMBH & CO GRUNDSTUCKVERMIETUNG UND -VERWALTUNG KG	MUNICH	1	CALG ANLAGEN LEASING GMBH	99.90	100.00
151 CALG DELTA GRUNDSTUCKVERWALTUNG GMBH	WIEN	1	CALG ANLAGEN LEASING GMBH	99.80	100.00
152 CALG GAMMA GRUNDSTUCKVERWALTUNG GMBH	WIEN	1	CALG IMMOBILIEN LEASING GMBH	99.80	100.00
153 CALG GRUNDSTUCKVERWALTUNG GMBH	WIEN	1	CALG IMMOBILIEN LEASING GMBH	74.80	75.00
			UNICREDIT LEASING (AUSTRIA) GMBH	25.00	
154 CALG IMMOBILIEN LEASING GMBH	WIEN	1	CALG ANLAGEN LEASING GMBH	99.80	100.00
155 CALG IMMOBILIEN LEASING GMBH & CO 1050 WIEN, SIEBENBRUNNENGASSE 10-21 OG	WIEN	1	CALG IMMOBILIEN LEASING GMBH	99.80	100.00
156 CALG IMMOBILIEN LEASING GMBH & CO 1120 WIEN, SCHONBRUNNER SCHLOSS-STRASSE 38-42 OG	WIEN	1	CALG IMMOBILIEN LEASING GMBH	99.80	100.00
157 CALG IMMOBILIEN LEASING GMBH & CO PROJEKT ACHT OG	WIEN	1	CALG IMMOBILIEN LEASING GMBH	99.80	100.00
158 CALG IMMOBILIEN LEASING GMBH & CO PROJEKT FUNF OG	WIEN	1	CALG IMMOBILIEN LEASING GMBH	99.80	100.00
159 CALG IMMOBILIEN LEASING GMBH & CO PROJEKT VIER OG	WIEN	1	CALG IMMOBILIEN LEASING GMBH	99.80	100.00
160 CALG IMMOBILIEN LEASING GMBH & CO PROJEKT ZEHN OG	WIEN	1	CALG IMMOBILIEN LEASING GMBH	99.80	100.00
161 CALG MINAL GRUNDSTUCKVERWALTUNG GMBH	WIEN	1	CALG ANLAGEN LEASING GMBH	99.80	100.00
162 CAMERON GRANVILLE 2 ASSET MANAGEMENT INC	TAGUIG	1	CAMERON GRANVILLE ASSET MANAGEMENT (SPV-AMC), INC	100.00	
163 CAMERON GRANVILLE 3 ASSET MANAGEMENT INC.	TAGUIG	1	CAMERON GRANVILLE ASSET MANAGEMENT (SPV-AMC), INC	100.00	
164 CAMERON GRANVILLE ASSET MANAGEMENT (SPV-AMC), INC	TAGUIG	1	HVB ASIA LIMITED	100.00	
165 CARD COMPLETE SERVICE BANK AG	WIEN	1	UNICREDIT BANK AUSTRIA AG	50.10	
166 CBD INTERNATIONAL SP.ZO.O.	WARSAW	1	UNIVERSALE INTERNATIONAL PROJEKTMANAGEMENT GMBH	100.00	
167 CDM CENTRALNY DOM MAKLERSKI PEKAO SA	WARSAW	1	BANK PEKAO SA	100.00	
168 CEAKSCH VERWALTUNGS GMBH	WIEN	1	BA-CA MARKETS & INVESTMENT BETEILIGUNG GMBH	100.00	
169 CENTAR KAPTOL DOO	ZAGREB	1	ZAGREBACKA BANKA DD	100.00	
170 CENTRUM KART SA	WARSAW	1	BANK PEKAO SA	100.00	
171 CENTRUM BANKOWOSCI BEZPOSREDNIEJ SPOLKA Z OGRANICZONA ODPOWIEDZIALNOSC	KRAKOW	1	BANK PEKAO SA	100.00	
172 CHARADE LEASING GESELLSCHAFT M.B.H.	WIEN	1	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	74.80	75.00
			UNICREDIT LEASING (AUSTRIA) GMBH	25.00	
173 CHEFREN LEASING GMBH	WIEN	1	UNICREDIT LEASING (AUSTRIA) GMBH	100.00	
174 CHRISTOPH REISEGGER GESELLSCHAFT M.B.H.	WIEN	1	LASSALLESTRASSE BAU-, PLANUNGS-, ERRICHTUNGS- UND VERWERTUNGSGESELLSCHAFT M.B.H.	100.00	
175 CIVITAS IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	1	UNICREDIT LEASING (AUSTRIA) GMBH	99.80	100.00
176 CJSC BANK SIBIR	OMSK CITY	1	JSC ATF BANK	100.00	
177 CLARIS LIMITED	ST. HELIER	4	UNICREDIT BANK AG	..	[3]
178 CLOSED JOINT-STOCK COMPANY UNICREDIT SECURITIES	MOSCOW	1	AI BETEILIGUNG GMBH	99.50	
			UNICREDIT SECURITIES INTERNATIONAL LIMITED	0.50	
179 COMMUNA - LEASING GRUNDSTUCKSVERWALTUNGSGESELLSCHAFT M.B.H.	WIEN	1	REAL-LEASE GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	99.80	100.00
180 CONTRA LEASING-GESELLSCHAFT M.B.H.	WIEN	1	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	74.80	75.00
			JAUSERN-LEASING GESELLSCHAFT M.B.H.	25.00	
181 CORDUSIO SOCIETÀ FIDUCIARIA PER AZIONI	MILAN	1	UNICREDIT PRIVATE BANKING SPA	100.00	
182 DAB BANK AG	MUNICH	1	UNICREDIT BANK AG	77.48	
183 DBC SP. ZOO	WARSAW	1	UNIVERSALE INTERNATIONAL GESELLSCHAFT M.B.H.	100.00	

Part A - Accounting Policies (Continued)

Continued: Investments in subsidiaries, companies recognised under proportionate consolidation and valued at equity

NAME	MAIN OFFICE	TYPE OF RELATIONS (1)	OWNERSHIP RELATIONSHIP HELD BY	HOLDING %	VOTING RIGHTS (2)
184 DEBO LEASING IFN S.A.	BUCHAREST	1	UNICREDIT GLOBAL LEASING EXPORT GMBH	10.01	
			UNICREDIT LEASING S.P.A.	89.99	
185 DELPHA IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH & CO. GROSSKUGEL BAUABSCHNITT ALPHA MANAGEMENT KG	MUNICH	1	HVB PROJEKT GMBH	100.00	
186 DELPHA IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH & CO. GROSSKUGEL BAUABSCHNITT BETA MANAGEMENT KG	MUNICH	1	HVB PROJEKT GMBH	100.00	
187 DELPHA IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH & CO. GROSSKUGEL BAUABSCHNITT GAMMA MANAGEMENT KG	MUNICH	1	HVB PROJEKT GMBH	100.00	
188 DINERS CLUB CEE HOLDING AG	WIEN	1	UNICREDIT BANK AUSTRIA AG	99.80	
189 DINERS CLUB POLSKA SP.Z.O.O.	WARSAW	1	DINERS CLUB CEE HOLDING AG	100.00	
190 DIRANA LIEGENSCHAFTSVERWERTUNGSGESELLSCHAFT MBH	WIEN	1	UNIVERSALE INTERNATIONAL REALITATEN GMBH	100.00	
191 DIREKTANLAGE.AT AG	SALZBURG	1	DAB BANK AG	100.00	
192 DLB LEASING, S.R.O.	PRAGUE	1	UNICREDIT LEASING CZ, A.S.	100.00	
193 DLV IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	1	UNICREDIT LEASING (AUSTRIA) GMBH	99.80	100.00
194 DOMUS CLEAN REINIGUNGS GMBH	WIEN	1	UNICREDIT BANK AUSTRIA AG	100.00	
195 DOMUS FACILITY MANAGEMENT GMBH	WIEN	1	UNICREDIT BANK AUSTRIA AG	100.00	
196 DRITTE UNIPRO IMMOBILIEN-PROJEKTIERUNGSGES.M.B.H.	BERLIN	1	UNIVERSALE INTERNATIONAL GESELLSCHAFT M.B.H.	100.00	
197 DUODEC Z IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	1	UNICREDIT LEASING (AUSTRIA) GMBH	99.80	100.00
198 EK MITTELSTANDSFINANZIERUNGS AG	WIEN	1	UNICREDIT BANK AUSTRIA AG	98.00	
199 ELEKTRA PURCHASE No. 1 LTD	ST. HELIER	4	UNICREDIT BANK AG	..	(3)
200 ENDERLEIN & CO. GMBH	BIELEFELD	1	PLANETHOME AG	100.00	
201 ENTASI SRL	ROME	1	UNICREDIT SPA	100.00	
202 EPSSILON LIEGENSCHAFTSDEVELOPMENT GMBH	WIEN	1	CALG ANLAGEN LEASING GMBH	99.80	100.00
203 ERSTE UNIPRO IMMOBILIEN-PROJEKTIERUNGSGESELLSCHAFTM.B.H.	BERLIN	1	UNIVERSALE INTERNATIONAL GESELLSCHAFT M.B.H.	100.00	
204 EUROFINANCE 2000 SRL	ROME	1	UNICREDIT SPA	100.00	
205 EUROLEASE AMUN IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	1	UNICREDIT LEASING (AUSTRIA) GMBH	99.80	100.00
206 EUROLEASE ANUBIS IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	1	UNICREDIT LEASING (AUSTRIA) GMBH	99.80	100.00
207 EUROLEASE ISIS IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	1	UNICREDIT LEASING (AUSTRIA) GMBH	99.80	100.00
208 EUROLEASE MARDUK IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	1	UNICREDIT LEASING (AUSTRIA) GMBH	99.80	100.00
209 EUROLEASE RA IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	1	UNICREDIT GARAGEN ERRICHTUNG UND VERWERTUNG GMBH	99.80	100.00
210 EUROLEASE RAMSES IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	1	UNICREDIT LEASING (AUSTRIA) GMBH	99.80	100.00
211 EUROLEASE RAMSES IMMOBILIEN LEASING GESELLSCHAFT M.B.H. & CO OEG	WIEN	1	UNICREDIT BANK AUSTRIA AG	99.30	
212 EUROPA FACILITY MANAGEMENT LTD.	BUDAPEST	1	EUROPA FUND MANAGEMENT (EUROPA BEFEKTETESI ALAPKEZELO RT)	99.60	
			PIONEER INVESTMENT FUND MANAGEMENT LIMITED	0.40	
213 EUROPA FUND MANAGEMENT (EUROPA BEFEKTETESI ALAPKEZELO RT)	BUDAPEST	1	PIONEER INVESTMENT FUND MANAGEMENT LIMITED	100.00	
214 EUROPE REAL-ESTATE INVESTMENT FUND	HUNGARY	4	UNICREDIT BANK HUNGARY ZRT.	..	(3)
215 EUROPEAN-OFFICE-FOND	MUNICH	4	UNICREDIT BANK AG	..	(3)
216 EUROVENTURES-AUSTRIA-CA-MANAGEMENT GESMBH	WIEN	1	CABET-HOLDING-AKTIENGESELLSCHAFT	100.00	
217 EXPANDA IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	1	UNICREDIT LEASING (AUSTRIA) GMBH	99.80	100.00
218 FACTORBANK AKTIENGESELLSCHAFT	WIEN	1	UNICREDIT BANK AUSTRIA AG	100.00	
219 FAMILY CREDIT NETWORK SPA	MILAN	1	UNICREDIT FAMILY FINANCING BANK SPA	100.00	

Continued: Investments in subsidiaries, companies recognised under proportionate consolidation and valued at equity

NAME	MAIN OFFICE	TYPE OF RELATIONS [1]	OWNERSHIP RELATIONSHIP		VOTING RIGHTS [2]
			HELD BY	HOLDING %	
220 FIDES IMMOBILIEN TREUHAND GESELLSCHAFT M.B.H.	WIEN	1	WOM GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	100.00	
221 FINANSE LIMITED	LONDON	1	BANK PEKAO SA	100.00	
222 FINECO CREDIT S.P.A.	MILAN	1	UNICREDIT FAMILY FINANCING BANK SPA	100.00	
223 FINECO LEASING S.P.A.	BRESCIA	1	UNICREDIT SPA	100.00	
224 FINECO VERWALTUNG AG	MONACO	1	UNICREDIT SPA	100.00	
225 FINECOBANK SPA	MILAN	1	UNICREDIT SPA	100.00	
226 FMC LEASING INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	1	UNICREDIT LEASING S.P.A.	100.00	
227 FMZ SAVARIA SZOLGALTATO KFT	BUDAPEST	1	UNICREDIT LEASING KFT	75.00	
228 FMZ SIGMA PROJEKTENTWICKLUNGS GMBH	WIEN	1	UNICREDIT GARAGEN ERRICHTUNG UND VERWERTUNG GMBH	99.80	100.00
229 FOLIA LEASING GESELLSCHAFT M.B.H.	WIEN	1	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	99.80	100.00
230 FONDO SIGMA	ROME	4	UNICREDIT SPA	..	[3]
231 FUGATO LEASING GESELLSCHAFT M.B.H.	WIEN	1	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	100.00	
232 G.N.E. GLOBAL GRUNDSTUCKSVERWERTUNG GESELLSCHAFT M.B.H.	WIEN	1	UNICREDIT LEASING (AUSTRIA) GMBH	99.80	100.00
233 GALA GRUNDSTUCKVERWALTUNG GESELLSCHAFT M.B.H.	WIEN	1	CALG IMMOBILIEN LEASING GMBH	99.80	100.00
234 GBS GRUNDSTUCKSVERWALTUNGSGESELLSCHAFT M.B.H.	WIEN	1	CALG ANLAGEN LEASING GMBH	99.00	100.00
235 GEBAUDELEASING GRUNDSTUCKSVERWALTUNGSGESELLSCHAFT M.B.H.	WIEN	1	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	99.00	
			UNICREDIT LEASING (AUSTRIA) GMBH	1.00	
236 GELDILUX-TS-2005 S.A.	LUXEMBURG	4	UNICREDIT LUXEMBOURG S.A.	..	[3]
237 GELDILUX-TS-2007 S.A.	LUXEMBURG	4	UNICREDIT LUXEMBOURG S.A.	..	[3]
238 GELDILUX-TS-2008 S.A.	LUXEMBURG	4	UNICREDIT LUXEMBOURG S.A.	..	[3]
239 GEMEINDELEASING GRUNDSTUCKVERWALTUNG GESELLSCHAFT M.B.H.	WIEN	1	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	37.30	37.50
			CALG IMMOBILIEN LEASING GMBH	37.50	
			UNICREDIT LEASING (AUSTRIA) GMBH	25.00	
240 GEMMA VERWALTUNGSGESELLSCHAFT MBH & CO. VERMIETUNGS KG	MUNICH	4	ORESTOS IMMOBILIEN-VERWALTUNGS GMBH	6.05	[3]
241 GIMMO IMMOBILIEN-VERMIETUNGS- UND VERWALTUNGS GMBH	MUNICH	1	TERRENO GRUNDSTUCKSVERWALTUNG GMBH & CO. ENTWICKLUNGS- UND FINANZIERUNGSVERMITTLUNGS-KG	100.00	
242 GLAMAS BETEILIGUNGSVERWALTUNGS GMBH & CO ALPHA KEG	WIEN	1	UNICREDIT LEASING (AUSTRIA) GMBH	100.00	66.67
243 GOLF- UND COUNTRY CLUB SEDDINER SEE IMMOBILIEN GMBH	BERLIN	1	HVB PROJEKT GMBH	94.00	
244 GRAND CENTRAL FUNDING	NEW YORK	4	UNICREDIT BANK AG	..	[3]
245 GRUNDSTUCKSAKTIENGESELLSCHAFT AM POTSDAMER PLATZ (HAUS VATERLAND)	MUNICH	1	TERRENO GRUNDSTUCKSVERWALTUNG GMBH & CO. ENTWICKLUNGS- UND FINANZIERUNGSVERMITTLUNGS-KG	98.24	
246 GRUNDSTUCKSGESELLSCHAFT SIMON BESCHRANKT HAFTENDE KOMMANDITGESELLSCHAF	MUNICH	1	HVB GESELLSCHAFT FUR GEBAUDE MBH & CO KG	100.00	
247 GRUNDSTUCKSVERWALTUNG LINZ-MITTE GMBH	WIEN	1	UNICREDIT LEASING (AUSTRIA) GMBH	99.80	
248 GRUNDSTUCKSVERWALTUNGSGESELLSCHAFT M.B.H. & CO. KG.	BREGENZ	1	UNICREDIT LEASING (AUSTRIA) GMBH	100.00	
249 GRUWA GRUNDBAU UND WASSERBAU GMBH	BERLIN	1	UNIVERSALE INTERNATIONAL REALITATEN GMBH	100.00	
250 GYOR BEVASARLOKOZPONT INGATLANBERUHAZO ES UZEMELTETO KORLATOLT FELELOSSEGU TAESASAG	BUDAPEST	1	UNICREDIT GLOBAL LEASING EXPORT GMBH	5.00	
			UNICREDIT-LEASING MIDAS INGATLANHASZNOSITO KARLATOLT FELELOSSEGU TARSASAG	95.00	
251 H.F.S. HYPO-FONDSBETEILIGUNGEN FUR SACHWERTE GMBH	MUNICH	1	UNICREDIT BANK AG	10.00	
			WEALTH MANAGEMENT CAPITAL HOLDING GMBH	90.00	
252 H.F.S. IMMOBILIENFONDS GMBH	MUNICH	1	H.F.S. HYPO-FONDSBETEILIGUNGEN FUR SACHWERTE GMBH	100.00	

Part A - Accounting Policies (Continued)

Continued: Investments in subsidiaries, companies recognised under proportionate consolidation and valued at equity

NAME		MAIN OFFICE	TYPE OF RELATIONS (1)	OWNERSHIP RELATIONSHIP HELD BY	HOLDING %	VOTING RIGHTS (2)
253	H.F.S. LEASINGFONDS DEUTSCHLAND 7 GMBH & CO. KG	MUNICH	4	HVB PROJEKT GMBH	0.02	(3)
				WEALTHCAP REAL ESTATE MANAGEMENT GMBH	0.08	
254	H.F.S. LEASINGFONDS DEUTSCHLAND 1 GMBH & CO. KG (IMMOBILIENLEASING)	MUNICH	4	WEALTHCAP REAL ESTATE MANAGEMENT GMBH	0.08	(3)
255	HERKU LEASING GESELLSCHAFT M.B.H.	WIEN	1	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	74.80	75.00
				UNICREDIT LEASING (AUSTRIA) GMBH	25.00	
256	HOKA LEASING-GESELLSCHAFT M.B.H.	WIEN	1	UNICREDIT LEASING (AUSTRIA) GMBH	25.00	
				WOM GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	74.80	75.00
257	HOLDING SP. Z.O.O.	WARSAW	1	BANK PEKAO SA	100.00	
258	HONEU LEASING GESELLSCHAFT M.B.H.	WIEN	1	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	74.80	75.00
				UNICREDIT LEASING (AUSTRIA) GMBH	25.00	
259	HVB - LEASING PLUTO KFT	BUDAPEST	1	UNICREDIT LEASING S.P.A.	100.00	
260	HVB ALTERNATIVE ADVISORS LLC	WILMINGTON	1	UNICREDIT BANK AG	100.00	
261	HVB ASIA LIMITED	SINGAPORE	1	UNICREDIT BANK AG	100.00	
262	HVB ASSET LEASING LIMITED	LONDON	1	HVB INTERNATIONAL ASSET LEASING GMBH	100.00	
263	HVB ASSET MANAGEMENT HOLDING GMBH	MUNICH	1	HVB VERWA 4 GMBH	100.00	
264	HVB AUTO LEASING EOOD	SOFIA	1	HVB LEASING OOD	100.00	
265	HVB CAPITAL ASIA LIMITED	HONG KONG	1	UNICREDIT BANK AG	100.00	
266	HVB CAPITAL LLC	WILMINGTON	1	UNICREDIT BANK AG	100.00	
267	HVB CAPITAL LLC II	WILMINGTON	1	UNICREDIT BANK AG	100.00	
268	HVB CAPITAL LLC III	WILMINGTON	1	UNICREDIT BANK AG	100.00	
269	HVB CAPITAL LLC VI	WILMINGTON	1	UNICREDIT BANK AG	100.00	
270	HVB CAPITAL LLC VIII	WILMINGTON	1	UNICREDIT BANK AG	100.00	
271	HVB CAPITAL PARTNERS AG	MUNICH	1	UNICREDIT BANK AG	100.00	
272	HVB EXPORT LEASING GMBH	MUNICH	1	UNICREDIT BANK AG	100.00	
273	HVB FIERO LEASING EOOD	SOFIA	1	UNICREDIT LEASING S.P.A.	100.00	
274	HVB FINANCE LONDON LIMITED	LONDON	1	UNICREDIT BANK AG	100.00	
275	HVB FUNDING TRUST I	WILMINGTON	4	UNICREDIT BANK AG	..	(3)
276	HVB FUNDING TRUST II	WILMINGTON	1	UNICREDIT BANK AG	100.00	
277	HVB FUNDING TRUST III	WILMINGTON	4	UNICREDIT BANK AG	..	(3)
278	HVB FUNDING TRUST VIII	WILMINGTON	1	UNICREDIT BANK AG	100.00	
279	HVB GESELLSCHAFT FUR GEBAUDE MBH & CO KG	MUNICH	1	UNICREDIT BANK AG	100.00	
280	HVB GLOBAL ASSETS COMPANY L.P.	NEW YORK	4	UNICREDIT BANK AG	4.99	(3)
281	HVB IMMOBILIEN AG	MUNICH	1	UNICREDIT BANK AG	100.00	
282	HVB INTERNATIONAL ASSET LEASING GMBH	MUNICH	1	UNICREDIT BANK AG	100.00	
283	HVB INVESTMENTS (UK) LIMITED	CAYMAN ISLANDS	1	UNICREDIT BANK AG	100.00	
284	HVB LEASING CZECH REPUBLIC S.R.O.	PRAGUE	1	UNICREDIT LEASING S.P.A.	100.00	
285	HVB LEASING MAX INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	1	UNICREDIT LEASING S.P.A.	100.00	
286	HVB LEASING OOD	SOFIA	1	UNICREDIT BULBANK AD	10.00	
				UNICREDIT LEASING (AUSTRIA) GMBH	90.00	
287	HVB LEASING SLOVAKIA S.R.O.	BRATISLAVA	1	UNICREDIT LEASING S.P.A.	100.00	
288	HVB PRINCIPAL EQUITY GMBH	MUNICH	1	UNICREDIT BANK AG	100.00	
289	HVB PROJEKT GMBH	MUNICH	1	HVB IMMOBILIEN AG	94.00	
				UNICREDIT BANK AG	6.00	
290	HVB SUPER LEASING EOOD	SOFIA	1	UNICREDIT LEASING S.P.A.	100.00	

Continued: Investments in subsidiaries, companies recognised under proportionate consolidation and valued at equity

NAME	MAIN OFFICE	TYPE OF RELATIONS [1]	OWNERSHIP RELATIONSHIP HELD BY	HOLDING %	VOTING RIGHTS [2]
291 HVB TECTA GMBH	MUNICH	1	HVB IMMOBILIEN AG	94.00	
			UNICREDIT BANK AG	6.00	
292 HVB VERWA 4 GMBH	MUNICH	1	UNICREDIT BANK AG	100.00	
293 HVB VERWA 4.4 GMBH	MUNICH	1	HVB VERWA 4 GMBH	100.00	
294 HVB-LEASING AIDA INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	1	UNICREDIT LEASING S.P.A.	100.00	
295 HVB-LEASING ATLANTIS INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	1	UNICREDIT LEASING S.P.A.	100.00	
296 HVB-LEASING DANTE INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	1	UNICREDIT LEASING S.P.A.	100.00	
297 HVB-LEASING FIDELIO INGATLANHASNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	1	UNICREDIT LEASING S.P.A.	100.00	
298 HVB-LEASING FORTE INGATLANHASNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	1	UNICREDIT LEASING S.P.A.	100.00	
299 HVB-LEASING GARO KFT	BUDAPEST	1	UNICREDIT LEASING S.P.A.	100.00	
300 HVB-LEASING HAMLET INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	1	UNICREDIT LEASING S.P.A.	100.00	
301 HVB-LEASING JUPITER KFT	BUDAPEST	1	UNICREDIT LEASING S.P.A.	100.00	
302 HVB-LEASING LAMOND INGATLANHASZNOSITO KFT.	BUDAPEST	1	UNICREDIT LEASING S.P.A.	100.00	
303 HVB-LEASING MAESTOSO INGATLANHASZNOSITO KFT.	BUDAPEST	1	UNICREDIT LEASING S.P.A.	100.00	
304 HVB-LEASING NANO KFT	BUDAPEST	1	UNICREDIT LEASING S.P.A.	100.00	
305 HVB-LEASING OTHELLO INGATLANHASNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	1	UNICREDIT LEASING S.P.A.	100.00	
306 HVB-LEASING ROCCA INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	1	UNICREDIT LEASING S.P.A.	100.00	
307 HVB-LEASING RUBIN KFT.	BUDAPEST	1	UNICREDIT LEASING S.P.A.	100.00	
308 HVB-LEASING SMARAGD KFT.	BUDAPEST	1	UNICREDIT LEASING S.P.A.	100.00	
309 HVB-LEASING SPORT INGATLANHASZNOSITO KOLATPOT FEOEOASSEGU TARSASAG	BUDAPEST	1	UNICREDIT LEASING (AUSTRIA) GMBH	100.00	
310 HVB-LEASING ZAFIR KFT.	BUDAPEST	1	UNICREDIT LEASING S.P.A.	100.00	
311 HVZ GMBH & CO. OBJEKT KG	MUNICH	1	PORTIA GRUNDSTUCKS-VERWALTUNGSGESELLSCHAFT MBH & CO. OBJEKT KG	100.00	
312 HYPO-BANK VERWALTUNGSZENTRUM GMBH & CO. KG OBJEKT ARABELLASTRASSE	MUNICH	1	HVB GESELLSCHAFT FUR GEBAUDE MBH & CO KG	100.00	
313 HYPO-REAL HAUS- UND GRUNDBESITZ GESELLSCHAFT MBH & CO. 1. VERMIETUNGS KG	MUNICH	1	ORESTOS IMMOBILIEN-VERWALTUNGS GMBH	100.00	
314 HYPO-REAL HAUS- UND GRUNDBESITZGESELLSCHAFT DES BURGERLICHEN RECHTS NR. 1	MUNICH	1	ORESTOS IMMOBILIEN-VERWALTUNGS GMBH	100.00	
315 HYPOVEREINS IMMOBILIEN EOOD	SOFIA	1	UNICREDIT BULBANK AD	100.00	
316 HYPOVEREINSFINANCE N.V.	AMSTERDAM	1	UNICREDIT BANK AG	100.00	
317 I-FABER SPA	MILAN	1	UNICREDIT SPA	65.32	
318 IMMOBILIENFONDS UNIVERSALE 4 GBR	BERLIN	1	UNIVERSALE INTERNATIONAL GESELLSCHAFT M.B.H.	99.50	
319 IMMOBILIENFONDS UNIVERSALE WITTENBERGE GBR	BERLIN	1	UNIVERSALE INTERNATIONAL GESELLSCHAFT M.B.H.	95.00	
320 IMMOBILIENLEASING GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	WIEN	1	ARNO GRUNDSTUCKSVERWALTUNGS GESELLSCHAFT M.B.H.	74.80	75.00
			UNICREDIT LEASING (AUSTRIA) GMBH	25.00	
321 INPROX CHOMUTOV, S.R.O.	PRAGUE	1	UNICREDIT LEASING S.P.A.	100.00	
322 INPROX KARLOVY VARY, S.R.O.	PRAGUE	1	UNICREDIT LEASING (AUSTRIA) GMBH	100.00	
323 INPROX KLADNO, S.R.O.	PRAGUE	1	UNICREDIT LEASING S.P.A.	100.00	
324 INPROX POPRAD, SPOL. S.R.O.	BRATISLAVA	1	UNICREDIT LEASING S.P.A.	100.00	
325 INPROX SR I., SPOL. S R.O.	BRATISLAVA	1	UNICREDIT LEASING S.P.A.	100.00	
326 INTERKONZUM DOO SARAJEVO	SARAJEVO	1	UNICREDIT LEASING S.P.A.	100.00	

Part A - Accounting Policies (Continued)

Continued: Investments in subsidiaries, companies recognised under proportionate consolidation and valued at equity

NAME	MAIN OFFICE	TYPE OF RELATIONS (1)	OWNERSHIP RELATIONSHIP HELD BY	HOLDING %	VOTING RIGHTS (2)
327 INTERNATIONALES IMMOBILIEN-INSTITUT GMBH	MUNICH	1	UNICREDIT BANK AG	94.00	
328 INTERRA GESELLSCHAFT FUR IMMOBILIENVERWALTUNG MBH	MUNICH	1	HVB IMMOBILIEN AG	93.85	
			UNICREDIT BANK AG	6.15	
329 INTRO LEASING GESELLSCHAFT M.B.H.	WIEN	1	PROJEKT-LEASE GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	100.00	
330 IPSE 2000 S.P.A.	ROME	1	UNICREDIT SPA	50.00	
331 IRFIS - MEDIOCREDITO DELLA SICILIA S.P.A.	PALERMO	1	BANCO DI SICILIA SPA	76.26	
332 ISB UNIVERSALE BAU GMBH	BRANDENBURG	1	UNIVERSALE INTERNATIONAL REALITATEN GMBH	100.00	
333 ISTRA D.M.C. DOO	UMAG	1	ISTRATURIST UMAG, HOTELIJERSTVO TURIZAM I TURISTICKA AGENCIJA DD	100.00	
334 ISTRATURIST UMAG, HOTELIJERSTVO TURIZAM I TURISTICKA AGENCIJA DD	UMAG	1	ZAGREBACKA BANKA DD	71.80	
335 JAUSERN-LEASING GESELLSCHAFT M.B.H.	WIEN	1	UNICREDIT LEASING (AUSTRIA) GMBH	100.00	
336 JOHA GEBAUDE-ERRICHTUNGS-UND VERMIETUNGSGESELLSCHAFT MBH	LEONDING	1	TREUCONSULT BETEILIGUNGSGESELLSCHAFT M.B.H.	99.03	
337 JSC ATF BANK	ALMATY CITY	1	UNICREDIT BANK AUSTRIA AG	99.71	
338 KADMOS IMMOBILIEN LEASING GMBH	WIEN	1	UNICREDIT LEASING (AUSTRIA) GMBH	99.80	100.00
339 KINABALU FINANCIAL PRODUCTS LLP	LONDON	1	UNICREDIT BANK AG	100.00	
340 KINABALU FINANCIAL SOLUTIONS LTD	LONDON	1	UNICREDIT BANK AG	100.00	
341 KSG KARTEN-VERRECHNUNGS- UND SERVICEGESELLSCHAFT M.B.H.	WIEN	1	CARD COMPLETE SERVICE BANK AG	100.00	
342 KUNSTHAUS LEASING GMBH	WIEN	1	KUTRA GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	5.00	
			UNICREDIT LEASING (AUSTRIA) GMBH	95.00	
343 KUTRA GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	WIEN	1	CALG DELTA GRUNDSTUCKVERWALTUNG GMBH	99.80	100.00
344 LAGERMAX LEASING GMBH	WIEN	1	UNICREDIT LEASING (AUSTRIA) GMBH	99.80	100.00
345 LAGEV IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	1	UNICREDIT LEASING (AUSTRIA) GMBH	99.80	100.00
346 LARGO LEASING GESELLSCHAFT M.B.H.	WIEN	1	UNICREDIT LEASING (AUSTRIA) GMBH	1.00	
			VAPE COMMUNA LEASINGGESELLSCHAFT M.B.H.	98.80	99.00
347 LASSALLESTRASSE BAU-, PLANUNGS-, ERRICHTUNGS- UND VERWERTUNGSGESELLSCHAFT M.B.H.	WIEN	1	UNICREDIT BANK AUSTRIA AG	99.00	100.00
348 LEASFINANZ BANK GMBH	WIEN	1	BACA LEASING UND BETEILGUNGSMANAGEMENT GMBH	100.00	
349 LEASFINANZ GMBH	WIEN	1	LF BETEILIGUNGEN GMBH	100.00	
350 LEGATO LEASING GESELLSCHAFT M.B.H.	WIEN	1	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	74.80	75.00
			UNICREDIT LEASING (AUSTRIA) GMBH	25.00	
351 LELEV IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	1	GALA GRUNDSTUCKVERWALTUNG GESELLSCHAFT M.B.H.	99.80	100.00
352 LF BETEILIGUNGEN GMBH	WIEN	1	BACA LEASING UND BETEILGUNGSMANAGEMENT GMBH	100.00	
353 LIMITED LIABILITY COMPANY B.A. REAL ESTATE	MOSCOW	1	ZAO UNICREDIT BANK	100.00	
354 LINO HOTEL-LEASING GMBH	WIEN	1	UNICREDIT LEASING (AUSTRIA) GMBH	99.80	100.00
355 LIPARK LEASING GESELLSCHAFT M.B.H.	WIEN	1	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	74.80	75.00
			UNICREDIT LEASING (AUSTRIA) GMBH	25.00	
356 LIVA IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	1	UNICREDIT GARAGEN ERRICHTUNG UND VERWERTUNG GMBH	99.80	100.00
357 LLC UKROTSBUD	KIEV	1	PUBLIC JOINT STOCK COMPANY UKRSOTSBANK	99.00	
358 LOCALMIND SPA	MILAN	1	UNICREDIT SPA	95.76	
359 LOCAT CROATIA DOO	ZAGREB	1	UNICREDIT LEASING S.P.A.	100.00	
360 LOWES LIMITED	NICOSIA	1	AI BETEILIGUNG GMBH	100.00	
361 M. A. V. 7., BANK AUSTRIA LEASING BAUTRAGER GMBH & CO.OHG.	WIEN	1	UNICREDIT MOBILIEN LEASING GMBH	98.04	100.00
362 MARKETING ZAGREBACKE BANKE DOO	ZAGREB	1	ZAGREBACKA BANKA DD	100.00	

Continued: Investments in subsidiaries, companies recognised under proportionate consolidation and valued at equity

NAME	MAIN OFFICE	TYPE OF RELATIONS [1]	OWNERSHIP RELATIONSHIP HELD BY	HOLDING %	VOTING RIGHTS [2]
363 MARTIANEZ COMERCIAL, SOCIEDAD ANONIMA	PUERTO DE LA CRUZ	1	UNICREDIT PEGASUS LEASING GMBH	99.96	100.00
364 MBC IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	1	UNICREDIT LEASING (AUSTRIA) GMBH	99.80	100.00
365 MC MARKETING GMBH	WIEN	1	UNICREDIT BANK AUSTRIA AG	100.00	
366 MC RETAIL GMBH	WIEN	1	MC MARKETING GMBH	100.00	
367 MENUETT GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	WIEN	1	UNICREDIT LEASING (AUSTRIA) GMBH	99.80	100.00
368 MERKURHOF GRUNDSTUCKSGESELLSCHAFT MIT BESCHRANKTER HAFTUNG	HAMBURG	1	BETEILIGUNGS-UND HANDELSGESELLSCHAFT IN HAMBURG MIT BESCHRANKTER HAFTUNG	100.00	
369 MEZZANIN FINANZIERUNGS AG	WIEN	1	UNICREDIT BANK AUSTRIA AG	56.67	
370 MIK BETA INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	1	UNICREDIT LEASING S.P.A.	100.00	
371 MIK INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	1	UNICREDIT LEASING S.P.A.	100.00	
372 MM OMEGA PROJEKTENTWICKLUNGS GMBH	WIEN	1	UNICREDIT GARAGEN ERRICHTUNG UND VERWERTUNG GMBH	99.80	100.00
373 MOBILITY CONCEPT GMBH	OBERHACHING	1	UNICREDIT LEASING GMBH	60.00	
374 MOC VERWALTUNGS GMBH & CO. IMMOBILIEN KG	MUNICH	4	HVB PROJEKT GMBH	23.00	[3]
375 MOGRA LEASING GESELLSCHAFT M.B.H.	WIEN	1	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	74.80	75.00
			UNICREDIT LEASING (AUSTRIA) GMBH	25.00	
376 MY BETEILIGUNGS GMBH	WIEN	1	UNICREDIT BANK AUSTRIA AG	100.00	
377 NAGE LOKALVERMIETUNGSGESELLSCHAFT M.B.H.	WIEN	1	UNICREDIT GARAGEN ERRICHTUNG UND VERWERTUNG GMBH	99.80	100.00
378 NATA IMMOBILIEN-LEASING GESELLSCHAFT M.B.H.	WIEN	1	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	51.50	
			UNICREDIT LEASING (AUSTRIA) GMBH	6.00	
379 NO. HYPO LEASING ASTRICTA GRUNDSTUCKVERMIETUNGS GESELLSCHAFT M.B.H.	WIEN	1	UNICREDIT LEASING (AUSTRIA) GMBH	95.00	
380 NXP CO-INVESTMENT PARTNERS VIII L.P.	LONDON	1	HVB CAPITAL PARTNERS AG	85.00	
381 OCEAN BREEZE ENERGY GMBH & CO. KG	MUNICH	4	OCEAN BREEZE FINANCE S.A.	..	[3]
382 OCEAN BREEZE FINANCE S.A.	LUXEMBURG	4	UNICREDIT BANK AG	..	[3]
383 OCT Z IMMOBILIEN LEASING GESELLSCHAFT M.B.H	WIEN	1	UNICREDIT GARAGEN ERRICHTUNG UND VERWERTUNG GMBH	99.80	100.00
384 OLG HANDELS- UND BETEILIGUNGSVERWALTUNGSGESELLSCHAFT M.B.H.	WIEN	1	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	100.00	
385 OOO UNICREDIT LEASING	MOSCOW	1	UNICREDIT LEASING S.P.A.	60.00	
			ZAO UNICREDIT BANK	40.00	
386 OPEN JOINT STOCK COMPANY UNICREDIT BANK	LUCK	1	BANK PEKAO SA	100.00	
387 ORESTOS IMMOBILIEN-VERWALTUNGS GMBH	MUNICH	1	HVB PROJEKT GMBH	100.00	
388 OTHMARSCHEN PARK HAMBURG GMBH & CO. CENTERPARK KG	MUNICH	1	HVB PROJEKT GMBH	10.00	
			T & P FRANKFURT DEVELOPMENT B.V.	30.00	
			T & P VASTGOED STUTTGART B.V.	60.00	
389 OTHMARSCHEN PARK HAMBURG GMBH & CO. GEWERBEPARK KG	MUNICH	1	HVB PROJEKT GMBH	10.00	
			T & P FRANKFURT DEVELOPMENT B.V.	30.00	
			T & P VASTGOED STUTTGART B.V.	60.00	
390 PALAIS ROTHSCHILD VERMIETUNGS GMBH & CO OG	WIEN	1	SCHOELLERBANK AKTIENGESELLSCHAFT	100.00	
391 PARZHOF-ERRICHTUNGS- UND VERWERTUNGSGESELLSCHAFT M.B.H.	WIEN	1	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	99.60	99.80
			UNICREDIT LEASING (AUSTRIA) GMBH	0.20	
392 PAZONYI'98 INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	1	UNICREDIT LEASING S.P.A.	100.00	
393 PEKAO BANK HIPOTECZNY S.A.	WARSAW	1	BANK PEKAO SA	99.96	
			HOLDING SP. Z.O.O.	0.04	
394 PEKAO FAKTORING SP. ZOO	LUBLIN	1	BANK PEKAO SA	100.00	

Part A - Accounting Policies (Continued)

Continued: Investments in subsidiaries, companies recognised under proportionate consolidation and valued at equity

NAME	MAIN OFFICE	TYPE OF RELATIONS [1]	OWNERSHIP RELATIONSHIP HELD BY	HOLDING %	VOTING RIGHTS [2]
395 PEKAO FINANCIAL SERVICES SP. ZOO	WARSAW	1	BANK PEKAO SA	100.00	
396 PEKAO FUNDUSZ KAPITALOWY SP. ZOO	WARSAW	1	BANK PEKAO SA	100.00	
397 PEKAO LEASING HOLDING S.A.	WARSAW	1	BANK PEKAO SA	80.10	
			UNICREDIT LEASING S.P.A.	19.90	
398 PEKAO LEASING SP ZO.O.	WARSAW	1	BANK PEKAO SA	36.49	
			PEKAO LEASING HOLDING S.A.	63.51	
399 PEKAO PIONEER P.T.E. SA	WARSAW	1	BANK PEKAO SA	65.00	
			PIONEER GLOBAL ASSET MANAGEMENT SPA	35.00	
400 PEKAO TELECENTRUM SP. ZOO	KRAKOW	1	BANK PEKAO SA	100.00	
401 PELOPS LEASING GESELLSCHAFT M.B.H.	WIEN	1	EUROLEASE RAMSES IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	99.80	100.00
402 PENSIONSKASSE DER HYPO VEREINSBANK VVAG	MUNICH	4	UNICREDIT BANK AG	..	[3]
403 PESTSZENTIMREI SZAKORVOSI RENDELO KFT.	BUDAPEST	1	UNICREDIT LEASING S.P.A.	100.00	
404 PIANA LEASING GESELLSCHAFT M.B.H.	WIEN	1	UNICREDIT LEASING (AUSTRIA) GMBH	99.80	100.00
405 PIONEER ALTERNATIVE INVESTMENT MANAGEMENT (BERMUDA) LIMITED	HAMILTON	1	PIONEER GLOBAL ASSET MANAGEMENT SPA	100.00	
406 PIONEER ALTERNATIVE INVESTMENT MANAGEMENT LTD	DUBLIN	1	PIONEER GLOBAL ASSET MANAGEMENT SPA	100.00	
407 PIONEER ALTERNATIVE INVESTMENT MANAGEMENT SGR PA	MILAN	1	PIONEER GLOBAL ASSET MANAGEMENT SPA	100.00	
408 PIONEER ALTERNATIVE INVESTMENTS (ISRAEL) LTD	RAMAT GAN.	1	PIONEER GLOBAL ASSET MANAGEMENT SPA	100.00	
409 PIONEER ALTERNATIVE INVESTMENTS (NEW YORK) LTD	DOVER	1	PIONEER GLOBAL ASSET MANAGEMENT SPA	100.00	
410 PIONEER ASSET MANAGEMENT AS	PRAGUE	1	PIONEER GLOBAL ASSET MANAGEMENT SPA	100.00	
411 PIONEER ASSET MANAGEMENT S.A.I. S.A.	BUCHAREST	1	PIONEER GLOBAL ASSET MANAGEMENT SPA	97.43	
			UNICREDIT TIRIAC BANK S.A.	2.57	
412 PIONEER ASSET MANAGEMENT SA	LUXEMBURG	1	PIONEER GLOBAL ASSET MANAGEMENT SPA	100.00	
413 PIONEER FUNDS DISTRIBUTOR INC	BOSTON	1	PIONEER INVESTMENT MANAGEMENT INC	100.00	
414 PIONEER GLOBAL ASSET MANAGEMENT SPA	MILAN	1	UNICREDIT SPA	100.00	
415 PIONEER GLOBAL FUNDS DISTRIBUTOR LTD	HAMILTON	1	PIONEER GLOBAL ASSET MANAGEMENT SPA	100.00	
416 PIONEER GLOBAL INVESTMENTS (AUSTRALIA) PTY LIMITED	SYDNEY	1	PIONEER GLOBAL ASSET MANAGEMENT SPA	100.00	
417 PIONEER GLOBAL INVESTMENTS (HK) LIMITED	HONG KONG	1	PIONEER GLOBAL ASSET MANAGEMENT SPA	100.00	
418 PIONEER GLOBAL INVESTMENTS (TAIWAN) LTD.	TAIPEI	1	PIONEER GLOBAL ASSET MANAGEMENT SPA	100.00	
419 PIONEER GLOBAL INVESTMENTS LIMITED	DUBLIN	1	PIONEER GLOBAL ASSET MANAGEMENT SPA	100.00	
420 PIONEER INSTITUTIONAL ASSET MANAGEMENT INC	WILMINGTON	1	PIONEER INVESTMENT MANAGEMENT USA INC.	100.00	
421 PIONEER INVESTMENT COMPANY AS	PRAGUE	1	PIONEER GLOBAL ASSET MANAGEMENT SPA	100.00	
422 PIONEER INVESTMENT FUND MANAGEMENT LIMITED	BUDAPEST	1	PIONEER GLOBAL ASSET MANAGEMENT SPA	100.00	
423 PIONEER INVESTMENT MANAGEMENT INC	WILMINGTON	1	PIONEER INVESTMENT MANAGEMENT USA INC.	100.00	
424 PIONEER INVESTMENT MANAGEMENT LIMITED	DUBLIN	1	PIONEER GLOBAL ASSET MANAGEMENT SPA	100.00	
425 PIONEER INVESTMENT MANAGEMENT LLC	MOSCOW	1	PIONEER ASSET MANAGEMENT AS	1.00	
			PIONEER GLOBAL ASSET MANAGEMENT SPA	99.00	
426 PIONEER INVESTMENT MANAGEMENT SHAREHOLDER SERVICES INC.	BOSTON	1	PIONEER INVESTMENT MANAGEMENT USA INC.	100.00	
427 PIONEER INVESTMENT MANAGEMENT SOC. DI GESTIONE DEL RISPARMIO PER AZ	MILAN	1	PIONEER GLOBAL ASSET MANAGEMENT SPA	100.00	
428 PIONEER INVESTMENT MANAGEMENT USA INC.	WILMINGTON	1	PIONEER GLOBAL ASSET MANAGEMENT SPA	100.00	
429 PIONEER INVESTMENTS AG	BERN	1	PIONEER GLOBAL ASSET MANAGEMENT SPA	100.00	
430 PIONEER INVESTMENTS AUSTRIA GMBH	WIEN	1	PIONEER GLOBAL ASSET MANAGEMENT SPA	100.00	
431 PIONEER INVESTMENTS KAPITALANLAGEGESELLSCHAFT MBH	MUNICH	1	PIONEER GLOBAL ASSET MANAGEMENT SPA	100.00	
432 PIONEER PEKAO INVESTMENT FUND COMPANY SA (POLISH NAME: PIONEER PEKAO TFI SA)	WARSAW	1	PIONEER PEKAO INVESTMENT MANAGEMENT SA	100.00	
433 PIONEER PEKAO INVESTMENT MANAGEMENT SA	WARSAW	1	BANK PEKAO SA	49.00	
			PIONEER GLOBAL ASSET MANAGEMENT SPA	51.00	
434 PLANETHOME AG	UNTERFOHRING	1	UNICREDIT BANK AG	100.00	
435 PLANETHOME GMBH	MANNHEIM	1	PLANETHOME AG	100.00	

Continued: Investments in subsidiaries, companies recognised under proportionate consolidation and valued at equity

NAME	MAIN OFFICE	TYPE OF RELATIONS [1]	OWNERSHIP RELATIONSHIP HELD BY	HOLDING %	VOTING RIGHTS [2]
436 PMG BAUPROJEKTMANAGEMENT GESELLSCHAFT M.B.H. & CO FINANZIERUNGS OEG	WIEN	1	RANA-LIEGENSCHAFTSVERWERTUNG GMBH	99.90	
			UNIVERSALE INTERNATIONAL GESELLSCHAFT M.B.H.	0.10	
437 POMINVEST DD	SPLIT	1	ZAGREBACKA BANKA DD	88.66	88.95
438 PORTIA GRUNDSTUCKS-VERWALTUNGSGESELLSCHAFT MBH & CO. OBJEKT KG	MUNICH	1	HVB GESELLSCHAFT FUR GEBAUDE MBH & CO KG	100.00	
439 POSATO LEASING GESELLSCHAFT M.B.H.	WIEN	1	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	74.80	75.00
			UNICREDIT LEASING (AUSTRIA) GMBH	25.00	
440 PRELUDE GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	WIEN	1	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	98.80	99.00
			UNICREDIT LEASING (AUSTRIA) GMBH	1.00	
441 PRIM Z IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	1	UNICREDIT LEASING (AUSTRIA) GMBH	99.80	100.00
442 PRIVATE JOINT STOCK COMPANY FERROTRADE INTERNATIONAL	KIEV	1	UNICREDIT BANK AUSTRIA AG	100.00	
443 PROJEKT-LEASE GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	WIEN	1	ARNO GRUNDSTUCKSVERWALTUNGS GESELLSCHAFT M.B.H.	74.80	75.00
			UNICREDIT LEASING (AUSTRIA) GMBH	25.00	
444 PRVA STAMBENA STEDIONICA DD ZAGREB	ZAGREB	1	ZAGREBACKA BANKA DD	100.00	
445 PUBLIC JOINT STOCK COMPANY UKRSOTSBANK	KIEV	1	PRIVATE JOINT STOCK COMPANY FERROTRADE INTERNATIONAL	69.19	69.21
			UNICREDIT BANK AUSTRIA AG	26.15	26.16
446 QUADEC Z IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	1	UNICREDIT LEASING (AUSTRIA) GMBH	99.80	100.00
447 QUART Z IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	1	CALG ANLAGEN LEASING GMBH	99.80	100.00
448 QUERCIA FUNDING SRL	VERONA	1	UNICREDIT CORPORATE BANKING SPA	65.00	
449 QUERCIA SOFTWARE SPA	VERONA	1	UNICREDIT GLOBAL INFORMATION SERVICES SOCIETA CONSORTILE PER AZIONI	100.00	
450 QUINT Z IMMOBILIEN LEASING GESELLSCHAFT M.B.H	WIEN	1	UNICREDIT LEASING (AUSTRIA) GMBH	99.80	100.00
451 RANA-LIEGENSCHAFTSVERWERTUNG GMBH	WIEN	1	UNIVERSALE INTERNATIONAL REALITATEN GMBH	99.90	
452 REAL ESTATE MANAGEMENT POLAND SP. Z O.O.	WARSAW	1	UNICREDIT LEASING S.P.A.	100.00	
453 REAL-LEASE GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	WIEN	1	UNICREDIT GARAGEN ERRICHTUNG UND VERWERTUNG GMBH	99.80	100.00
454 REAL-RENT LEASING GESELLSCHAFT M.B.H.	WIEN	1	UNICREDIT LEASING (AUSTRIA) GMBH	99.80	100.00
455 REDSTONE	LONDON	4	UNICREDIT BANK AG	..	[3]
456 REGEV REALITATENVERWERTUNGSGESELLSCHAFT M.B.H.	WIEN	1	UNICREDIT LEASING (AUSTRIA) GMBH	99.80	100.00
457 RHOTERRA GESELLSCHAFT FUR IMMOBILIENVERWALTUNG MBH	MUNICH	1	HVB IMMOBILIEN AG	93.85	
			UNICREDIT BANK AG	6.15	
458 RIGEL IMMOBILIEN GMBH	WIEN	1	UNICREDIT BANK AUSTRIA AG	99.80	
459 RONCASA IMMOBILIEN-VERWALTUNGS GMBH	MUNICH	1	HVB PROJEKT GMBH	90.00	
460 RONDO LEASING GMBH	WIEN	1	WOM GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	100.00	
461 ROSENKAVALIER 2008 GMBH	MUNICH	4	UNICREDIT BANK AG	..	[3]
462 RSB ANLAGENVERMIETUNG GESELLSCHAFT M.B.H.	WIEN	1	CALG IMMOBILIEN LEASING GMBH	99.80	100.00
463 S+R INVESTIMENTI E GESTIONI (S.G.R.) SPA	MILAN	1	UNICREDIT CORPORATE BANKING SPA	100.00	
464 SALOME FUNDING LTD.	DUBLIN	4	UNICREDIT BANK AG	..	[3]
465 SALVATORPLATZ-GRUNDSTUCKSGESELLSCHAFT MBH	MUNICH	1	PORTIA GRUNDSTUCKS-VERWALTUNGSGESELLSCHAFT MBH & CO. OBJEKT KG	100.00	
466 SALVATORPLATZ-GRUNDSTUCKSGESELLSCHAFT MBH & CO. OHG SAARLAND	MUNICH	1	HVB GESELLSCHAFT FUR GEBAUDE MBH & CO KG	100.00	
467 SALVATORPLATZ-GRUNDSTUCKSGESELLSCHAFT MBH & CO. OHG VERWALTUNGSZENTRUM	MUNICH	1	PORTIA GRUNDSTUCKS-VERWALTUNGSGESELLSCHAFT MBH & CO. OBJEKT KG	97.78	
			TIVOLI GRUNDSTUCKS-AKTIENGESELLSCHAFT	2.22	
468 SCHOELLERBANK AKTIENGESELLSCHAFT	WIEN	1	UNICREDIT BANK AUSTRIA AG	100.00	
469 SCHOELLERBANK INVEST AG	SALZBURG	1	SCHOELLERBANK AKTIENGESELLSCHAFT	100.00	

Part A - Accounting Policies (Continued)

Continued: Investments in subsidiaries, companies recognised under proportionate consolidation and valued at equity

	NAME	MAIN OFFICE	TYPE OF RELATIONS [1]	OWNERSHIP RELATIONSHIP HELD BY	HOLDING %	VOTING RIGHTS [2]
470	SECA-LEASING GESELLSCHAFT M.B.H.	WIEN	1	CALG DELTA GRUNDSTUCKVERWALTUNG GMBH	74.80	75.00
				UNICREDIT LEASING (AUSTRIA) GMBH	25.00	
471	SEDEC Z IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	1	UNICREDIT GARAGEN ERRICHTUNG UND VERWERTUNG GMBH	99.80	100.00
472	SEXT Z IMMOBILIEN LEASING GESELLSCHAFT M.B.H	WIEN	1	CALG DELTA GRUNDSTUCKVERWALTUNG GMBH	99.80	100.00
473	SHS LEASING GMBH	WIEN	1	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	98.80	99.00
				UNICREDIT LEASING (AUSTRIA) GMBH	1.00	
474	SIA UNICREDIT INSURANCE BROKER	RIGA	1	SIA UNICREDIT LEASING	100.00	
475	SIA UNICREDIT LEASING	RIGA	1	AS UNICREDIT BANK	5.01	
				UNICREDIT LEASING S.P.A.	94.99	
476	SIGMA LEASING GMBH	WIEN	1	CALG ANLAGEN LEASING GMBH	99.40	99.60
				UNICREDIT LEASING (AUSTRIA) GMBH	0.40	
477	SIRIUS IMMOBILIEN GMBH	WIEN	1	UNICREDIT BANK AUSTRIA AG	99.80	
478	SIRIUS IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH	MUNICH	1	HVB PROJEKT GMBH	5.00	
				SOLOS IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH & CO. SIRIUS BETEILIGUNGS KG	95.00	
479	SOFIGERE SOCIETE PAR ACTIONS SIMPLIFIEE	PARIS	1	UNICREDIT SPA	100.00	
480	SOFIMMOCENTRALE S.A.	BRUSSEL	4	EUROPEAN-OFFICE-FOND	..	[3]
481	SOFIPA SOCIETÀ DI GESTIONE DEL RISPARMIO (SGR) S.P.A.	ROME	1	UNICREDIT SPA	100.00	
482	SOLARIS VERWALTUNGSGESELLSCHAFT MBH & CO. VERMIETUNGS KG	MUNICH	1	ORESTOS IMMOBILIEN-VERWALTUNGS GMBH	94.90	
483	SOLOS IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH & CO. SIRIUS BETEILIGUNGS KG	MUNICH	1	HVB PROJEKT GMBH	100.00	
484	SONATA LEASING-GESELLSCHAFT M.B.H.	WIEN	1	ARNO GRUNDSTUCKSVERWALTUNGS GESELLSCHAFT M.B.H.	1.00	
				UNICREDIT LEASING (AUSTRIA) GMBH	98.80	99.00
485	SPECTRUM GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	WIEN	1	WOM GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	100.00	
486	SRQ FINANZPARTNER AG	BERLIN	1	DAB BANK AG	82.22	
487	STEWE GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	WIEN	1	PROJEKT-LEASE GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	24.00	
				UNICREDIT GARAGEN ERRICHTUNG UND VERWERTUNG GMBH	75.80	76.00
488	STRUCTURED INVEST SOCIETE ANONYME	LUXEMBURG	1	UNICREDIT BANK AG	100.00	
489	STRUCTURED LEASE GMBH	HAMBURG	1	UNICREDIT LEASING GMBH	100.00	
490	SVIF UKRSOTSBUD	KIEV	4	PUBLIC JOINT STOCK COMPANY UKRSOTSBANK	..	[3]
491	T & P FRANKFURT DEVELOPMENT B.V.	AMSTERDAM	1	HVB PROJEKT GMBH	100.00	
492	T & P VASTGOED STUTTGART B.V.	AMSTERDAM	1	HVB PROJEKT GMBH	87.50	
493	TELEDATA CONSULTING UND SYSTEMMANAGEMENT GESELLSCHAFT M.B.H.	WIEN	1	TREUCONSULT BETEILIGUNGSGESELLSCHAFT M.B.H.	100.00	
494	TENDER OPTION BONDS	NEW YORK	4	UNICREDIT BANK AG	..	[3]
495	TERRENO GRUNDSTUCKSVERWALTUNG GMBH & CO. ENTWICKLUNGS- UND FINANZIERUNGSVERMITTLUNGS-KG	MUNICH	1	HVB TECTA GMBH	75.00	
496	TERZ Z IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	1	UNICREDIT GARAGEN ERRICHTUNG UND VERWERTUNG GMBH	99.80	100.00
497	TIME TRUCKS LASTWAGEN- UND AUFLIEGER VERMIETUNGS- UND LEASINGGES.M.B.H.	WIEN	1	UNICREDIT LEASING (AUSTRIA) GMBH	100.00	
498	TIVOLI GRUNDSTUCKS-AKTIENGESELLSCHAFT	MUNICH	1	PORTIA GRUNDSTUCKS-VERWALTUNGSGESELLSCHAFT MBH & CO. OBJEKT KG	99.67	
499	TREDEC Z IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	1	UNICREDIT GARAGEN ERRICHTUNG UND VERWERTUNG GMBH	99.80	100.00
500	TREUCONSULT BETEILIGUNGSGESELLSCHAFT M.B.H.	WIEN	1	BANK AUSTRIA REAL INVEST GMBH	100.00	
501	TREVI FINANCE N. 2 S.P.A.	CONEGLIANO (TREVISO)	1	UNICREDIT SPA	60.00	

Continued: Investments in subsidiaries, companies recognised under proportionate consolidation and valued at equity

NAME	MAIN OFFICE	TYPE OF RELATIONS [1]	OWNERSHIP RELATIONSHIP HELD BY	HOLDING %	VOTING RIGHTS [2]
502 TREVI FINANCE N. 3 S.R.L.	CONEGLIANO (TREVISO)	1	UNICREDIT SPA	60.00	
503 TREVI FINANCE S.P.A.	CONEGLIANO (TREVISO)	1	UNICREDIT SPA	60.00	
504 UCL NEKRETNINE D.O.O.	SARAJEVO	1	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	30.00	
			UNICREDIT LEASING (AUSTRIA) GMBH	70.00	
505 UFFICIUM IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	1	KUTRA GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	5.00	
			UNICREDIT LEASING (AUSTRIA) GMBH	95.00	
506 UIB UNIVERSALE BAU HOLDING GESELLSCHAFT M.B.H.	BRANDENBURG	1	ISB UNIVERSALE BAU GMBH	100.00	
507 UNI IT SRL	TRENTO	1	UNICREDIT BUSINESS PARTNER SOCIETÀ CONSORTILE PER AZIONI	51.00	
508 UNICOM IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	1	UNICREDIT LEASING (AUSTRIA) GMBH	99.80	100.00
509 UNICREDIT (SUISSE) BANK SA	LUGANO	1	UNICREDIT PRIVATE BANKING SPA	100.00	
510 UNICREDIT AUDIT SOCIETÀ CONSORTILE PER AZIONI	MILAN	1	ASPRA FINANCE SPA	0.01	
			BANCO DI SICILIA SPA	0.01	
			FAMILY CREDIT NETWORK SPA	0.01	
			FINECO CREDIT S.P.A.	0.01	
			FINECOBANK SPA	0.01	
			IRFIS - MEDIOCREDITO DELLA SICILIA S.P.A.	0.01	
			PIONEER ALTERNATIVE INVESTMENT MANAGEMENT SGR PA	0.01	
			PIONEER INVESTMENT MANAGEMENT SOC. DI GESTIONE DEL RISPARMIO PER AZ	0.01	
			S+R INVESTIMENTI E GESTIONI (S.G.R.) SPA	0.01	
			SOFIPA SOCIETÀ DI GESTIONE DEL RISPARMIO (SGR) S.P.A.	0.01	
			UNICREDIT BANCA DI ROMA SPA	0.01	
			UNICREDIT BANCA SPA	0.01	
			UNICREDIT BANCASSURANCE MANAGEMENT & ADMINISTRATION SOCIETÀ CONSORTILE A RESPONSABILITÀ LIMITATA	0.01	
			UNICREDIT BUSINESS PARTNER SOCIETÀ CONSORTILE PER AZIONI	0.01	
			UNICREDIT CORPORATE BANKING SPA	0.01	
			UNICREDIT FACTORING SPA	0.01	
			UNICREDIT FAMILY FINANCING BANK SPA	0.01	
			UNICREDIT GLOBAL INFORMATION SERVICES SOCIETA CONSORTILE PER AZIONI	0.01	
			UNICREDIT MEDIOCREDITO CENTRALE S.P.A.	0.01	
			UNICREDIT PRIVATE BANKING SPA	0.01	
			UNICREDIT REAL ESTATE SOCIETÀ CONSORTILE PER AZIONI	0.01	
			UNICREDIT SPA	99.79	
511 UNICREDIT AUTO LEASING E.O.O.D.	SOFIA	1	UNICREDIT LEASING AD	100.00	
512 UNICREDIT BANCA DI ROMA SPA	ROME	1	UNICREDIT SPA	100.00	
513 UNICREDIT BANCA SPA	BOLOGNA	1	UNICREDIT SPA	100.00	
514 UNICREDIT BANCASSURANCE MANAGEMENT & ADMINISTRATION SOCIETÀ CONSORTILE A RESPONSABILITÀ LIMITATA	MILAN	1	BANCO DI SICILIA SPA	0.01	
			FINECOBANK SPA	0.01	
			UNICREDIT BANCA DI ROMA SPA	0.01	
			UNICREDIT BANCA SPA	0.01	
			UNICREDIT CORPORATE BANKING SPA	0.01	
			UNICREDIT FAMILY FINANCING BANK SPA	0.01	
			UNICREDIT PRIVATE BANKING SPA	0.01	
			UNICREDIT SPA	99.93	
515 UNICREDIT BANK AD BANJA LUKA	BANJA LUKA	1	UNICREDIT BANK AUSTRIA AG	90.93	

Part A - Accounting Policies (Continued)

Continued: Investments in subsidiaries, companies recognised under proportionate consolidation and valued at equity

NAME	MAIN OFFICE	TYPE OF RELATIONS [1]	OWNERSHIP RELATIONSHIP HELD BY	HOLDING %	VOTING RIGHTS [2]
516 UNICREDIT BANK AG	MUNICH	1	UNICREDIT SPA	100.00	
517 UNICREDIT BANK AUSTRIA AG	WIEN	1	UNICREDIT SPA	99.99	
518 UNICREDIT BANK CZECH REPUBLIC A.S.	PRAGUE	1	UNICREDIT BANK AUSTRIA AG	100.00	
519 UNICREDIT BANK DD	MOSTAR	1	UNICREDIT BANK AUSTRIA AG	24.40	24.29
			UNICREDIT SPA	3.27	3.28
			ZAGREBACKA BANKA DD	65.59	65.69
520 UNICREDIT BANK HUNGARY ZRT.	BUDAPEST	1	UNICREDIT BANK AUSTRIA AG	100.00	
521 UNICREDIT BANK IRELAND PLC	DUBLIN	1	UNICREDIT SPA	100.00	
522 UNICREDIT BANK OJSC	BISHKEK	1	JSC ATF BANK	97.14	
523 UNICREDIT BANK SERBIA JSC	BELGRADE	1	UNICREDIT BANK AUSTRIA AG	100.00	
524 UNICREDIT BANK SLOVAKIA AS	BRATISLAVA	1	UNICREDIT BANK AUSTRIA AG	99.03	
525 UNICREDIT BANKA SLOVENIJA D.D.	LJUBLJANA	1	UNICREDIT BANK AUSTRIA AG	99.99	
526 UNICREDIT BETEILIGUNGS GMBH	MUNICH	1	UNICREDIT BANK AG	100.00	
527 UNICREDIT BPC MORTGAGE S.R.L.	VERONA	1	UNICREDIT FAMILY FINANCING BANK SPA	60.00	
528 UNICREDIT BROKER DOO SARAJEVO ZA BROKERSKE POSLOVE U OSIGURANJU	SARAJEVO	1	UNICREDIT GLOBAL LEASING VERSICHERUNGSSERVICE GMBH	100.00	
529 UNICREDIT BROKER S.R.O.	BRATISLAVA	1	UNICREDIT GLOBAL LEASING VERSICHERUNGSSERVICE GMBH	19.68	
			UNICREDIT LEASING SLOVAKIA A.S.	80.32	
530 UNICREDIT BULBANK AD	SOFIA	1	UNICREDIT BANK AUSTRIA AG	92.12	
			UNICREDIT SPA	..	
531 UNICREDIT BUSINESS PARTNER GMBH	WIEN	1	UNICREDIT BUSINESS PARTNER SOCIETÀ CONSORTILE PER AZIONI	100.00	
532 UNICREDIT BUSINESS PARTNER S.R.O.	PRAGUE	1	UNICREDIT BUSINESS PARTNER SOCIETÀ CONSORTILE PER AZIONI	100.00	
533 UNICREDIT BUSINESS PARTNER SOCIETÀ CONSORTILE PER AZIONI	COLOGNO MONZESE	1	BANCO DI SICILIA SPA	..	
			FINECOBANK SPA	..	
			PIONEER ALTERNATIVE INVESTMENT MANAGEMENT SGR PA	..	
			PIONEER INVESTMENT MANAGEMENT SOC. DI GESTIONE DEL RISPARMIO PER AZ	..	
			SOFIPA SOCIETÀ DI GESTIONE DEL RISPARMIO (SGR) S.P.A.	..	
			UNICREDIT BANCA DI ROMA SPA	..	
			UNICREDIT BANCA SPA	..	
			UNICREDIT BANK AG	18.11	
			UNICREDIT BANK AUSTRIA AG	28.81	
			UNICREDIT CORPORATE BANKING SPA	..	
			UNICREDIT FACTORING SPA	..	
			UNICREDIT FAMILY FINANCING BANK SPA	..	
			UNICREDIT MEDIOCREDITO CENTRALE S.P.A.	..	
			UNICREDIT PRIVATE BANKING SPA	..	
			UNICREDIT REAL ESTATE SOCIETÀ CONSORTILE PER AZIONI	..	
			UNICREDIT SPA	53.07	
			UNIMANAGEMENT SRL	..	
534 UNICREDIT CA IB ROMANIA SRL	BUCHAREST	1	UNICREDIT BANK AUSTRIA AG	99.98	
			UNICREDIT CAIB SLOVAKIA, A.S.	0.02	
535 UNICREDIT CAIB AG	WIEN	1	UNICREDIT BANK AG	100.00	
536 UNICREDIT CAIB CZECH REPUBLIC AS	PRAGUE	1	UNICREDIT BANK AUSTRIA AG	100.00	
537 UNICREDIT CAIB HUNGARY LTD	BUDAPEST	1	UNICREDIT BANK AUSTRIA AG	100.00	
538 UNICREDIT CAIB POLAND S.A.	WARSAW	1	UNICREDIT BANK AUSTRIA AG	100.00	
539 UNICREDIT CAIB SECURITIES UK LTD.	LONDON	1	UNICREDIT CAIB AG	100.00	
540 UNICREDIT CAIB SERBIA LTD BELGRADE	BELGRADE	1	UNICREDIT BANK AUSTRIA AG	100.00	
541 UNICREDIT CAIB SLOVAKIA, A.S.	BRATISLAVA	1	UNICREDIT BANK AUSTRIA AG	100.00	

Continued: Investments in subsidiaries, companies recognised under proportionate consolidation and valued at equity

NAME	MAIN OFFICE	TYPE OF RELATIONS [1]	OWNERSHIP RELATIONSHIP		VOTING RIGHTS [2]
			HELD BY	HOLDING %	
542 UNICREDIT CAIB SLOVENIJA DOO	LJUBLJANA	1	UNICREDIT BANK AUSTRIA AG	100.00	
543 UNICREDIT CAPITAL MARKETS INC.	NEW YORK	1	UNICREDIT U.S. FINANCE INC.	100.00	
544 UNICREDIT CONSUMER FINANCING AD	SOFIA	1	UNICREDIT BULBANK AD	49.90	
			UNICREDIT FAMILY FINANCING BANK SPA	50.10	
545 UNICREDIT CONSUMER FINANCING IFN S.A.	BUCHAREST	1	UNICREDIT FAMILY FINANCING BANK SPA	65.00	
			UNICREDIT TIRIAC BANK S.A.	35.00	
546 UNICREDIT CORPORATE BANKING SPA	VERONA	1	UNICREDIT SPA	100.00	
547 UNICREDIT CREDIT MANAGEMENT BANK SPA	VERONA	1	UNICREDIT SPA	100.00	
548 UNICREDIT CREDIT MANAGEMENT IMMOBILIARE S.P.A.	ROME	1	UNICREDIT CREDIT MANAGEMENT BANK SPA	100.00	
549 UNICREDIT DELAWARE INC	DOVER	1	UNICREDIT SPA	100.00	
550 UNICREDIT FACTORING PENZUGYI SZOLGALTATO ZRT	BUDAPEST	1	UNICREDIT BANK HUNGARY ZRT.	100.00	
551 UNICREDIT FACTORING EAD	SOFIA	1	UNICREDIT BULBANK AD	100.00	
552 UNICREDIT FACTORING SPA	MILAN	1	UNICREDIT CORPORATE BANKING SPA	100.00	
553 UNICREDIT FAMILY FINANCING BANK SPA	MILAN	1	UNICREDIT SPA	100.00	
554 UNICREDIT FLEET MANAGEMENT S.R.O.	PRAGUE	1	UNICREDIT LEASING CZ, A.S.	100.00	
555 UNICREDIT FLEET MANAGEMENT S.R.O.	BRATISLAVA	1	UNICREDIT LEASING SLOVAKIA A.S.	100.00	
556 UNICREDIT FUGGETLEN BIZTOSITASKOZVETITO KFT	BUDAPEST	1	UNICREDIT BANK HUNGARY ZRT.	25.20	
			UNICREDIT LEASING KFT	74.80	
557 UNICREDIT GARAGEN ERRICHTUNG UND VERWERTUNG GMBH	WIEN	1	EUROLEASE RAMSES IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	99.80	100.00
558 UNICREDIT GLOBAL INFORMATION SERVICES SOCIETA CONSORTILE PER AZIONI	MILAN	1	ASPRA FINANCE SPA	..	
			BANCO DI SICILIA SPA	..	
			FAMILY CREDIT NETWORK SPA	..	
			FINECO CREDIT S.P.A.	..	
			FINECOBANK SPA	..	
			IRFIS - MEDIOCREDITO DELLA SICILIA S.P.A.	..	
			PIONEER ALTERNATIVE INVESTMENT MANAGEMENT SGR PA	..	
			PIONEER INVESTMENT MANAGEMENT SOC. DI GESTIONE DEL RISPARMIO PER AZ	..	
			S+R INVESTIMENTI E GESTIONI (S.G.R.) SPA	..	
			SOFIPA SOCIETÀ DI GESTIONE DEL RISPARMIO (SGR) S.P.A.	..	
			UNICREDIT AUDIT SOCIETÀ CONSORTILE PER AZIONI	..	
			UNICREDIT BANCA DI ROMA SPA	..	
			UNICREDIT BANCA SPA	..	
			UNICREDIT BANCASSURANCE MANAGEMENT & ADMINISTRATION SOCIETÀ CONSORTILE A RESPONSABILITÀ LIMITATA	..	
			UNICREDIT BANK AG	24.72	
			UNICREDIT BANK AUSTRIA AG	10.02	
			UNICREDIT BUSINESS PARTNER SOCIETÀ CONSORTILE PER AZIONI	..	
			UNICREDIT CORPORATE BANKING SPA	..	
			UNICREDIT FACTORING SPA	..	
			UNICREDIT FAMILY FINANCING BANK SPA	..	
			UNICREDIT MEDIOCREDITO CENTRALE S.P.A.	..	
			UNICREDIT PRIVATE BANKING SPA	..	
			UNICREDIT REAL ESTATE SOCIETÀ CONSORTILE PER AZIONI	..	
			UNICREDIT SPA	65.26	
			UNIMANAGEMENT SRL	..	
559 UNICREDIT GLOBAL LEASING EXPORT GMBH	WIEN	1	UNICREDIT GLOBAL LEASING PARTICIPATION MANAGEMENT GMBH	100.00	
560 UNICREDIT GLOBAL LEASING PARTICIPATION MANAGEMENT GMBH	WIEN	1	UNICREDIT LEASING S.P.A.	100.00	

Part A - Accounting Policies (Continued)

Continued: Investments in subsidiaries, companies recognised under proportionate consolidation and valued at equity

NAME	MAIN OFFICE	TYPE OF RELATIONS [1]	OWNERSHIP RELATIONSHIP HELD BY	HOLDING %	VOTING RIGHTS [2]
561 UNICREDIT GLOBAL LEASING VERSICHERUNGSSERVICE GMBH	WIEN	1	UNICREDIT LEASING S.P.A.	100.00	
562 UNICREDIT INGATLANLIZING ZRT	BUDAPEST	1	UNICREDIT LEASING (AUSTRIA) GMBH	100.00	
563 UNICREDIT INSURANCE BROKER EOOD	SOFIA	1	UNICREDIT LEASING AD	100.00	
564 UNICREDIT INSURANCE BROKER SRL	BUCHAREST	1	BA EUROLEASE BETEILIGUNGSGESELLSCHAFT M.B.H.	99.80	
565 UNICREDIT INTERNATIONAL BANK (LUXEMBOURG) SA	LUXEMBURG	1	UNICREDIT SPA	100.00	
566 UNICREDIT JELZALOGBANK ZRT.	BUDAPEST	1	UNICREDIT BANK HUNGARY ZRT.	100.00	
567 UNICREDIT KFZ LEASING GMBH	WIEN	1	GALA GRUNDSTUCKVERWALTUNG GESELLSCHAFT M.B.H.	100.00	
568 UNICREDIT LEASING (AUSTRIA) GMBH	WIEN	1	UNICREDIT LEASING S.P.A.	99.98	
569 UNICREDIT LEASING AD	SOFIA	1	HVB LEASING OOD	40.22	
			UNICREDIT BULBANK AD	24.37	
			UNICREDIT GLOBAL LEASING VERSICHERUNGSSERVICE GMBH	10.05	
			UNICREDIT LEASING S.P.A.	25.36	
570 UNICREDIT LEASING AVIATION GMBH	HAMBURG	1	UNICREDIT LEASING GMBH	100.00	
571 UNICREDIT LEASING BAUTRAGER GMBH	WIEN	1	UNICREDIT LEASING (AUSTRIA) GMBH	99.80	100.00
572 UNICREDIT LEASING CORPORATION IFN S.A.	BUCHAREST	1	UNICREDIT LEASING S.P.A.	80.00	
			UNICREDIT TIRIAC BANK S.A.	20.00	
573 UNICREDIT LEASING CROATIA D.O.O. ZA LEASING	ZAGREB	1	UNICREDIT LEASING S.P.A.	100.00	
574 UNICREDIT LEASING CZ, A.S.	PRAGUE	1	UNICREDIT LEASING S.P.A.	100.00	
575 UNICREDIT LEASING D.O.O.	SARAJEVO	1	UNICREDIT LEASING S.P.A.	100.00	
576 UNICREDIT LEASING FINANCE GMBH	HAMBURG	1	UNICREDIT LEASING GMBH	100.00	
577 UNICREDIT LEASING FLEET MANAGEMENT S.R.L.	BUCHAREST	1	UNICREDIT GLOBAL LEASING EXPORT GMBH	10.00	
			UNICREDIT LEASING S.P.A.	90.00	
578 UNICREDIT LEASING FUHRPARKMANAGEMENT GMBH	WIEN	1	UNICREDIT LEASING (AUSTRIA) GMBH	100.00	
579 UNICREDIT LEASING GMBH	HAMBURG	1	UNICREDIT BANK AG	100.00	
580 UNICREDIT LEASING HUNGARY ZRT	BUDAPEST	1	BA EUROLEASE BETEILIGUNGSGESELLSCHAFT M.B.H.	3.57	
			UNICREDIT LEASING (AUSTRIA) GMBH	96.43	
581 UNICREDIT LEASING IMMOTRUCK ZRT.	BUDAPEST	1	BA EUROLEASE BETEILIGUNGSGESELLSCHAFT M.B.H.	29.17	
			UNICREDIT LEASING (AUSTRIA) GMBH	70.83	
582 UNICREDIT LEASING KFT	BUDAPEST	1	UNICREDIT LEASING S.P.A.	100.00	
583 UNICREDIT LEASING LUNA KFT	BUDAPEST	1	UNICREDIT LEASING S.P.A.	80.00	
584 UNICREDIT LEASING MARS KFT	BUDAPEST	1	UNICREDIT LEASING S.P.A.	80.00	
585 UNICREDIT LEASING REAL ESTATE S.R.O.	BRATISLAVA	1	UNICREDIT LEASING S.P.A.	100.00	
586 UNICREDIT LEASING ROMANIA S.A.	BUCHAREST	1	UNICREDIT LEASING S.P.A.	100.00	
			UNICREDIT TIRIAC BANK S.A.	..	
587 UNICREDIT LEASING S.P.A.	BOLOGNA	1	UNICREDIT BANK AUSTRIA AG	31.01	
			UNICREDIT SPA	68.99	
588 UNICREDIT LEASING SLOVAKIA A.S.	BRATISLAVA	1	UNICREDIT BANK SLOVAKIA AS	19.90	
			UNICREDIT LEASING CZ, A.S.	8.80	
			UNICREDIT LEASING S.P.A.	71.30	
589 UNICREDIT LEASING SRBIJA D.O.O. BEOGRAD	BELGRADE	1	UNICREDIT LEASING S.P.A.	100.00	
590 UNICREDIT LEASING TOB	KIEV	1	UNICREDIT LEASING S.P.A.	100.00	
591 UNICREDIT LEASING URANUS KFT	BUDAPEST	1	UNICREDIT LEASING S.P.A.	80.00	
592 UNICREDIT LEASING VERSICHERUNGSSERVICE GMBH & CO KG	WIEN	1	UNICREDIT LEASING (AUSTRIA) GMBH	100.00	
593 UNICREDIT LEASING, LEASING, D.O.O.	LJUBLJANA	1	UNICREDIT BANKA SLOVENIJA D.D.	3.63	
			UNICREDIT LEASING S.P.A.	96.37	
594 UNICREDIT LONDON INVESTMENTS LIMITED	LONDON	1	UNICREDIT BANK AG	100.00	
595 UNICREDIT LUNA LEASING GMBH	WIEN	1	UNICREDIT LEASING (AUSTRIA) GMBH	99.80	100.00

Continued: Investments in subsidiaries, companies recognised under proportionate consolidation and valued at equity

NAME	MAIN OFFICE	TYPE OF RELATIONS (1)	OWNERSHIP RELATIONSHIP HELD BY	HOLDING %	VOTING RIGHTS (2)
596 UNICREDIT LUXEMBOURG FINANCE SA	LUXEMBURG	1	UNICREDIT INTERNATIONAL BANK (LUXEMBOURG) SA	100.00	
597 UNICREDIT LUXEMBOURG S.A.	LUXEMBURG	1	UNICREDIT BANK AG	100.00	
598 UNICREDIT MEDIOCREDITO CENTRALE S.P.A.	ROME	1	UNICREDIT SPA	100.00	
599 UNICREDIT MERCHANT S.P.A.	ROME	1	UNICREDIT SPA	100.00	
600 UNICREDIT MOBILIEN LEASING GMBH	WIEN	1	GALA GRUNDSTUCKVERWALTUNG GESELLSCHAFT M.B.H.	99.80	100.00
601 UNICREDIT PARTECIPAZIONI SOCIETÀ A RESPONSABILITÀ LIMITATA	MILAN	1	UNICREDIT SPA	100.00	
602 UNICREDIT PARTNER D.O.O	ZAGREB	1	UNICREDIT GLOBAL LEASING VERSICHERUNGSSERVICE GMBH	20.00	
			UNICREDIT LEASING CROATIA D.O.O. ZA LEASING	80.00	
603 UNICREDIT PARTNER D.O.O BEOGRAD	BELGRADE	1	BA-CA LEASING VERSICHERUNGSSERVICE GMBH	100.00	
604 UNICREDIT PARTNER LLC	KIEV	1	UNICREDIT GLOBAL LEASING VERSICHERUNGSSERVICE GMBH	100.00	
605 UNICREDIT PEGASUS LEASING GMBH	WIEN	1	CALG IMMOBILIEN LEASING GMBH	74.80	75.00
			UNICREDIT LEASING (AUSTRIA) GMBH	25.00	
606 UNICREDIT POIJIST'OVACI MAKLERSKA SPOL. S R.O.	PRAGUE	1	UNICREDIT LEASING CZ, A.S.	100.00	
607 UNICREDIT POLARIS LEASING GMBH	WIEN	1	UNICREDIT LEASING (AUSTRIA) GMBH	99.80	100.00
608 UNICREDIT PRIVATE BANKING SPA	TURIN	1	UNICREDIT SPA	100.00	
609 UNICREDIT REAL ESTATE ADVISORY SRL	VERONA	1	UNICREDIT CREDIT MANAGEMENT BANK SPA	100.00	
610 UNICREDIT REAL ESTATE SOCIETÀ CONSORTILE PER AZIONI	GENOA	1	ASPRA FINANCE SPA	..	
			BANCO DI SICILIA SPA	..	
			FINECO CREDIT S.P.A.	..	
			FINECOBANK SPA	..	
			IRFIS - MEDIOCREDITO DELLA SICILIA S.P.A.	..	
			PIONEER INVESTMENT MANAGEMENT SOC. DI GESTIONE DEL RISPARMIO PER AZ	..	
			S+R INVESTIMENTI E GESTIONI (S.G.R.) SPA	..	
			SOFIPA SOCIETÀ DI GESTIONE DEL RISPARMIO (SGR) S.P.A.	..	
			UNICREDIT AUDIT SOCIETÀ CONSORTILE PER AZIONI	..	
			UNICREDIT BANCA DI ROMA SPA	..	
			UNICREDIT BANCA SPA	..	
			UNICREDIT BANCASSURANCE MANAGEMENT & ADMINISTRATION SOCIETÀ CONSORTILE A RESPONSABILITÀ LIMITATA	..	
			UNICREDIT BANK AG	..	
			UNICREDIT BUSINESS PARTNER SOCIETÀ CONSORTILE PER AZIONI	..	
			UNICREDIT CORPORATE BANKING SPA	..	
			UNICREDIT FACTORING SPA	..	
			UNICREDIT FAMILY FINANCING BANK SPA	..	
			UNICREDIT GLOBAL INFORMATION SERVICES SOCIETA CONSORTILE PER AZIONI	..	
			UNICREDIT MEDIOCREDITO CENTRALE S.P.A.	..	
			UNICREDIT PRIVATE BANKING SPA	..	
			UNICREDIT SPA	100.00	
			UNIMANAGEMENT SRL	..	
611 UNICREDIT RENT D.O.O. BEOGRAD	BELGRADE	1	UNICREDIT LEASING (AUSTRIA) GMBH	100.00	
612 UNICREDIT SECURITIES INTERNATIONAL LIMITED	NICOSIA	1	AI BETEILIGUNG GMBH	100.00	
613 UNICREDIT TECHRENT LEASING GMBH	WIEN	1	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	99.00	
			UNICREDIT LEASING (AUSTRIA) GMBH	1.00	

Part A - Accounting Policies (Continued)

Continued: Investments in subsidiaries, companies recognised under proportionate consolidation and valued at equity

NAME	MAIN OFFICE	TYPE OF RELATIONS (1)	OWNERSHIP RELATIONSHIP HELD BY	HOLDING %	VOTING RIGHTS (2)
614 UNICREDIT TIRIAC BANK S.A.	BUCHAREST	1	ARNO GRUNDSTUCKSVERWALTUNGS GESELLSCHAFT M.B.H.	0.01	
			BANK AUSTRIA-CEE BETEILIGUNGS GMBH	0.01	
			BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	0.01	
			UNICREDIT BANK AUSTRIA AG	50.56	
			UNICREDIT LEASING (AUSTRIA) GMBH	0.01	
			UNICREDIT LEASING ROMANIA S.A.	..	
615 UNICREDIT TURN-AROUND MANAGEMENT GMBH	WIEN	1	UNICREDIT BANK AUSTRIA AG	100.00	
616 UNICREDIT U.S. FINANCE INC.	WILMINGTON	1	UNICREDIT BANK AG	100.00	
617 UNICREDIT ZAVAROVALNO ZASTOPINSKA DRUZBA DOO	LJUBLJANA	1	UNICREDIT GLOBAL LEASING VERSICHERUNGSSERVICE GMBH	100.00	
618 UNICREDIT ZEGA LEASING-GESELLSCHAFT M.B.H.	WIEN	1	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	99.80	100.00
619 UNICREDIT-LEASING HOMONNA INGATLNHASZNOSITO KFT	BUDAPEST	1	UNICREDIT LEASING S.P.A.	100.00	
620 UNICREDIT-LEASING HOSPES KFT	BUDAPEST	1	UNICREDIT LEASING S.P.A.	100.00	
621 UNICREDIT-LEASING MIDAS INGATLANHASZNOSITO KARLATOLT FELELOSSEGU TARSASAG	BUDAPEST	1	UNICREDIT LEASING (AUSTRIA) GMBH	100.00	
622 UNICREDIT-LEASING NEPTUNUS KFT	BUDAPEST	1	UNICREDIT LEASING S.P.A.	96.35	
623 UNICREDIT-LEASING ORION INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	1	UNICREDIT LEASING S.P.A.	100.00	
624 UNICREDIT-LEASING SATURNUS KFT	BUDAPEST	1	UNICREDIT LEASING S.P.A.	100.00	
625 UNICREDITO ITALIANO CAPITAL TRUST I	NEWARK	1	UNICREDIT SPA	100.00	
626 UNICREDITO ITALIANO CAPITAL TRUST II	NEWARK	1	UNICREDIT SPA	100.00	
627 UNICREDITO ITALIANO CAPITAL TRUST III	NEWARK	1	UNICREDITO ITALIANO FUNDING LLC III	100.00	
628 UNICREDITO ITALIANO CAPITAL TRUST IV	NEWARK	1	UNICREDITO ITALIANO FUNDING LLC IV	100.00	
629 UNICREDITO ITALIANO FUNDING LLC I	DOVER	1	UNICREDIT SPA	100.00	
630 UNICREDITO ITALIANO FUNDING LLC II	DOVER	1	UNICREDIT SPA	100.00	
631 UNICREDITO ITALIANO FUNDING LLC III	DELAWARE	1	UNICREDIT SPA	100.00	
632 UNICREDITO ITALIANO FUNDING LLC IV	DELAWARE	1	UNICREDIT SPA	100.00	
633 UNIMANAGEMENT SRL	TURIN	1	UNICREDIT SPA	100.00	
634 UNIVERSALE BUCHHOLZ GBR	BERLIN	1	DRITTE UNIPRO IMMOBILIEN-PROJEKTIERUNGSGES.M.B.H.	33.33	
			UNIVERSALE INTERNATIONAL PROJEKTMANAGEMENT GMBH	66.17	
635 UNIVERSALE INTERNATIONAL GESELLSCHAFT M.B.H.	WIEN	1	UNIVERSALE INTERNATIONAL REALITATEN GMBH	100.00	
636 UNIVERSALE INTERNATIONAL POLAND SP.ZO.O.	WARSAW	1	UNIVERSALE INTERNATIONAL GESELLSCHAFT M.B.H.	99.57	
			UNIVERSALE INTERNATIONAL REALITATEN GMBH	0.43	
637 UNIVERSALE INTERNATIONAL PROJEKTMANAGEMENT GMBH	BERLIN	1	UNIVERSALE INTERNATIONAL GESELLSCHAFT M.B.H.	100.00	
638 UNIVERSALE INTERNATIONAL PROJEKTSZERVEZESI KFT.	BUDAPEST	1	UNIVERSALE INTERNATIONAL GESELLSCHAFT M.B.H.	99.70	99.69
			UNIVERSALE INTERNATIONAL REALITATEN GMBH	0.30	0.31
639 UNIVERSALE INTERNATIONAL REALITATEN GMBH	WIEN	1	UNICREDIT BANK AUSTRIA AG	100.00	
640 UNIVERSALE INTERNATIONAL SPOL S.R.O., PRAG	PRAGUE	1	UNIVERSALE INTERNATIONAL GESELLSCHAFT M.B.H.	100.00	
641 UPI POSLOVNI SISTEM DOO	SARAJEVO	1	UNICREDIT BANK DD	48.80	
			ZANE BH DOO	20.63	
642 V.M.G. VERMIETUNGSGESELLSCHAFT MBH	MUNICH	1	H.F.S. HYPO-FONDSBETEILIGUNGEN FUR SACHWERTE GMBH	100.00	
643 VANDERBILT CAPITAL ADVISORS LLC	WILMINGTON	1	PIONEER INSTITUTIONAL ASSET MANAGEMENT INC	100.00	
644 VAPE COMMUNA LEASINGGESELLSCHAFT M.B.H.	WIEN	1	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	74.80	75.00
			UNICREDIT LEASING (AUSTRIA) GMBH	25.00	
645 WEALTH MANAGEMENT CAPITAL HOLDING GMBH	MUNICH	1	UNICREDIT BANK AG	100.00	
646 WEALTHCAP INITIATOREN GMBH	HAMBURG	1	WEALTH MANAGEMENT CAPITAL HOLDING GMBH	100.00	

Continued: Investments in subsidiaries, companies recognised under proportionate consolidation and valued at equity

	NAME	MAIN OFFICE	TYPE OF RELATIONS [1]	OWNERSHIP RELATIONSHIP HELD BY	HOLDING %	VOTING RIGHTS [2]
647	WEALTHCAP INVESTORENBETREUUNG GMBH	MUNICH	1	H.F.S. HYPO-FONDSBETEILIGUNGEN FUR SACHWERTE GMBH	100.00	
648	WEALTHCAP PEIA MANAGEMENT GMBH	MUNICH	1	UNICREDIT BANK AG	6.00	
				WEALTH MANAGEMENT CAPITAL HOLDING GMBH	94.00	
649	WEALTHCAP REAL ESTATE MANAGEMENT GMBH	MUNICH	1	H.F.S. HYPO-FONDSBETEILIGUNGEN FUR SACHWERTE GMBH	100.00	
650	WED DONAU- CITY GMBH	WIEN	1	WED WIENER ENTWICKLUNGSGESELLSCHAFT FUR DEN DONAURAUM AKTIENGESELLSCHAFT	100.00	
651	WED HOLDING GESELLSCHAFT M.B.H.	WIEN	4	UNICREDIT BANK AUSTRIA AG	48.06	[3]
652	WED WIENER ENTWICKLUNGSGESELLSCHAFT FUR DEN DONAURAUM AKTIENGESELLSCHAFT	WIEN	1	UNICREDIT BANK AUSTRIA AG	38.00	
				WED HOLDING GESELLSCHAFT M.B.H.	62.00	
653	WOM GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	WIEN	1	UNICREDIT LEASING (AUSTRIA) GMBH	99.80	100.00
654	XELION DORADCY FINANSOWI SP. ZOO	WARSAW	1	BANK PEKAO SA	50.00	
				UNICREDIT SPA	50.00	
655	Z LEASING ALFA IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	1	UNICREDIT LEASING (AUSTRIA) GMBH	99.80	100.00
656	Z LEASING ARKTUR IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	1	UNICREDIT LEASING (AUSTRIA) GMBH	99.80	100.00
657	Z LEASING AURIGA IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	1	UNICREDIT GARAGEN ERRICHTUNG UND VERWERTUNG GMBH	99.80	100.00
658	Z LEASING CORVUS IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	1	BA EUROLEASE BETEILIGUNGSGESELLSCHAFT M.B.H.	99.80	100.00
659	Z LEASING DORADO IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	1	CALG GRUNDSTUCKVERWALTUNG GMBH	99.80	100.00
660	Z LEASING DRACO IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	1	GALA GRUNDSTUCKVERWALTUNG GESELLSCHAFT M.B.H.	99.80	100.00
661	Z LEASING GAMA IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	1	UNICREDIT LEASING (AUSTRIA) GMBH	99.80	100.00
662	Z LEASING GEMINI IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	1	UNICREDIT GARAGEN ERRICHTUNG UND VERWERTUNG GMBH	99.80	100.00
663	Z LEASING HEBE IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	1	GEBAUDELEASING GRUNDSTUCKSVERWALTUNGSGESELLSCHAFT M.B.H.	99.80	100.00
664	Z LEASING HERCULES IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	1	UNICREDIT GARAGEN ERRICHTUNG UND VERWERTUNG GMBH	99.80	100.00
665	Z LEASING IPSILON IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	1	UNICREDIT GARAGEN ERRICHTUNG UND VERWERTUNG GMBH	99.80	100.00
666	Z LEASING ITA IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	1	GALA GRUNDSTUCKVERWALTUNG GESELLSCHAFT M.B.H.	99.80	100.00
667	Z LEASING JANUS IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	1	GALA GRUNDSTUCKVERWALTUNG GESELLSCHAFT M.B.H.	99.80	100.00
668	Z LEASING KALLISTO IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	1	UNICREDIT LEASING (AUSTRIA) GMBH	99.80	100.00
669	Z LEASING KAPA IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	1	GALA GRUNDSTUCKVERWALTUNG GESELLSCHAFT M.B.H.	99.80	100.00
670	Z LEASING LYRA IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	1	GALA GRUNDSTUCKVERWALTUNG GESELLSCHAFT M.B.H.	99.80	100.00
671	Z LEASING NEREIDE IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	1	UNICREDIT LEASING (AUSTRIA) GMBH	99.80	100.00
672	Z LEASING OMEGA IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	1	UNICREDIT LEASING (AUSTRIA) GMBH	99.80	100.00
673	Z LEASING PERSEUS IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	1	UNICREDIT GARAGEN ERRICHTUNG UND VERWERTUNG GMBH	99.80	100.00
674	Z LEASING POLLUX IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	1	UNICREDIT BANK AUSTRIA AG	99.80	
675	Z LEASING SCORPIUS IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	1	UNICREDIT LEASING (AUSTRIA) GMBH	99.80	100.00
676	Z LEASING TAURUS IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	1	BA EUROLEASE BETEILIGUNGSGESELLSCHAFT M.B.H.	99.80	100.00

Part A - Accounting Policies (Continued)

Continued: Investments in subsidiaries, companies recognised under proportionate consolidation and valued at equity

				OWNERSHIP RELATIONSHIP		
	NAME	MAIN OFFICE	TYPE OF RELATIONS [1]	HELD BY	HOLDING %	VOTING RIGHTS [2]
677	Z LEASING VENUS IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	1	UNICREDIT LEASING (AUSTRIA) GMBH	99.80	100.00
678	Z LEASING VOLANS IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	1	UNICREDIT LEASING (AUSTRIA) GMBH	99.80	100.00
679	ZABA TURIZAM DOO	ZAGREB	1	ZAGREBACKA BANKA DD	100.00	
680	ZAGREB NEKRETNINE DOO	ZAGREB	1	ZAGREBACKA BANKA DD	100.00	
681	ZAGREBACKA BANKA DD	ZAGREB	1	UNICREDIT BANK AUSTRIA AG	84.21	
682	ZANE BH DOO	SARAJEVO	1	ZAGREB NEKRETNINE DOO	100.00	
683	ZAO IMB-LEASING	MOSCOW	1	ZAO UNICREDIT BANK	100.00	
684	ZAO LOCAT LEASING RUSSIA	MOSCOW	1	OOO UNICREDIT LEASING	100.00	
685	ZAO UNICREDIT BANK	MOSCOW	1	UNICREDIT BANK AUSTRIA AG	100.00	
686	ZB INVEST DOO	ZAGREB	1	ZAGREBACKA BANKA DD	100.00	
687	ZETA FUNF HANDELS GMBH	WIEN	1	UNICREDIT BANK AUSTRIA AG	100.00	
688	ZWEITE UNIPRO IMMOBILIEN-PROJEKTIERUNGSGESELLSCHAFT M.B.H.	BERLIN	1	UNIVERSALE INTERNATIONAL PROJEKTMANAGEMENT GMBH	100.00	
	A.2 COMPANIES RECOGNISED USING PROPORTIONATE CONSOLIDATION					
1	INFORMATIONS-TECHNOLOGIE AUSTRIA GMBH	WIEN	7	PIONEER INVESTMENTS AUSTRIA GMBH	..	
				UNICREDIT BANK AUSTRIA AG	50.00	
2	KOC FINANSAL HIZMETLER AS	ISTANBUL	7	UNICREDIT BANK AUSTRIA AG	50.00	
3	ORBIT ASSET MANAGEMENT LIMITED	HAMILTON	7	PIONEER ALTERNATIVE INVESTMENT MANAGEMENT (BERMUDA) LIMITED	50.00	
4	STICHTING CUSTODY SERVICES KBN	AMSTERDAM	7	YAPI KREDI BANK NEDERLAND N.V.	40.90	
5	UNICREDIT MENKUL DEGERLER AS	ISTANBUL	7	KOC FINANSAL HIZMETLER AS	44.63	
				YAPI KREDI FINANSAL KIRALAMA AO	..	
				YAPI VE KREDI BANKASI AS	4.39	
6	YAPI KREDI B TIPI YATIRIM ORTAKLIGI AS	ISTANBUL	7	YAPI KREDI YATIRIM MENKUL DEGERLER AS	18.39	
				YAPI VE KREDI BANKASI AS	4.54	
7	YAPI KREDI BANK AZERBAIJAN CLOSED JOINT STOCK COMPANY	BAKU	7	YAPI KREDI FINANSAL KIRALAMA AO	0.04	
				YAPI KREDI YATIRIM MENKUL DEGERLER AS	0.04	
				YAPI VE KREDI BANKASI AS	40.82	
8	YAPI KREDI BANK NEDERLAND N.V.	AMSTERDAM	7	YAPI KREDI HOLDING BV	13.40	
				YAPI VE KREDI BANKASI AS	27.50	
9	YAPI KREDI EMEKLILIK AS	ISTANBUL	7	YAPI KREDI FAKTORING AS	0.02	
				YAPI KREDI SIGORTA AS	38.36	
				YAPI KREDI YATIRIM MENKUL DEGERLER AS	0.02	
				YAPI VE KREDI BANKASI AS	..	
10	YAPI KREDI FAKTORING AS	ISTANBUL	7	YAPI KREDI FINANSAL KIRALAMA AO	..	
				YAPI VE KREDI BANKASI AS	40.88	
11	YAPI KREDI FINANSAL KIRALAMA AO	ISTANBUL	7	YAPI KREDI FAKTORING AS	..	
				YAPI VE KREDI BANKASI AS	40.43	
12	YAPI KREDI HOLDING BV	AMSTERDAM	7	YAPI VE KREDI BANKASI AS	40.90	
13	YAPI KREDI MOSCOW	MOSCOW	7	YAPI KREDI FINANSAL KIRALAMA AO	0.06	
				YAPI VE KREDI BANKASI AS	40.83	
14	YAPI KREDI PORTFOY YONETIMI AS	BARBADOS	7	YAPI KREDI YATIRIM MENKUL DEGERLER AS	35.71	
				YAPI VE KREDI BANKASI AS	5.17	
15	YAPI KREDI SIGORTA AS	ISTANBUL	7	YAPI KREDI FAKTORING AS	3.21	
				YAPI KREDI YATIRIM MENKUL DEGERLER AS	4.90	
				YAPI VE KREDI BANKASI AS	30.27	
16	YAPI KREDI YATIRIM MENKUL DEGERLER AS	ISTANBUL	7	YAPI KREDI FINANSAL KIRALAMA AO	..	
				YAPI VE KREDI BANKASI AS	40.89	
17	YAPI VE KREDI BANKASI AS	ISTANBUL	7	KOC FINANSAL HIZMETLER AS	40.90	

Continued: Investments in subsidiaries, companies recognised under proportionate consolidation and valued at equity

NAME	MAIN OFFICE	TYPE OF RELATIONS [1]	OWNERSHIP RELATIONSHIP HELD BY	HOLDING %	VOTING RIGHTS [2]
A.3 COMPANIES VALUED AT EQUITY METHOD					
1 AIRPLUS AIR TRAVEL CARD VERTRIEBSGESELLSCHAFT M.B.H.	WIEN	8	DINERS CLUB CEE HOLDING AG	33.33	
2 ALLIANZ ZB D.O.O. DRUSTVO ZA UPRAVLJANJE DOBROVOLJNIM	ZAGREB	8	ZAGREBACKA BANKA DD	49.00	
3 ALLIANZ ZB D.O.O. DRUSTVO ZA UPRAVLJANJE OBVEZNIM	ZAGREB	8	ZAGREBACKA BANKA DD	49.00	
4 ANGER MACHINING GMBH	TRAUN	8	EK MITTELSTANDSFINANZIERUNGS AG	49.00	
5 AVIVA SPA	MILAN	8	UNICREDIT SPA	49.00	
6 BANK FUR TIROL UND VORARLBERG AKTIENGESELLSCHAFT	INNSBRUCK	8	CABO BETEILIGUNGSGESELLSCHAFT M.B.H.	37.53	41.70
			UNICREDIT BANK AUSTRIA AG	9.85	4.93
7 BANQUE DE COMMERCE ET DE PLACEMENTS SA	GENEVA	8	YAPI VE KREDI BANKASI AS	30.67	
8 BKS BANK AG (EHEM.BANK FUR KARNTEN UND STEIERMARK AG)	KLAGENFURT	8	CABO BETEILIGUNGSGESELLSCHAFT M.B.H.	28.01	29.64
			UNICREDIT BANK AUSTRIA AG	8.02	7.46
9 CA IMMOBILIEN ANLAGEN AKTIENGESELLSCHAFT	WIEN	8	UNICREDIT BANK AUSTRIA AG	11.91	
10 CAPITALIA ASSICURAZIONI S.P.A.	MILAN	8	UNICREDIT SPA	49.00	
11 CENTRAL POLAND FUND LLC	DELAWARE	1	BANK PEKAO SA	53.19	
12 CNP UNICREDIT VITA S.P.A.	MILAN	8	UNICREDIT SPA	38.80	
13 COMPAGNIA ITALPETROLI S.P.A.	ROME	8	UNICREDIT CORPORATE BANKING SPA	49.00	
14 CONSORZIO SE.TEL. SERVIZI TELEMATICI IN LIQUIDAZIONE	NAPLES	8	QUERCIA SOFTWARE SPA	33.33	
15 CREDANTI HOLDINGS LIMITED	NICOSIA	8	UNICREDIT BANK AUSTRIA AG	30.00	
16 CREDITRAS ASSICURAZIONI SPA	MILAN	8	UNICREDIT SPA	50.00	[4]
17 CREDITRAS VITA SPA	MILAN	8	UNICREDIT SPA	50.00	[4]
18 DA VINCI S.R.L.	ROME	8	FONDO SIGMA	25.00	[3]
19 EUROPROGETTI & FINANZA S.P.A. IN LIQUIDAZIONE	ROME	8	UNICREDIT MEDIOCREDITO CENTRALE S.P.A.	39.79	
20 FIDIA SGR SPA	MILAN	8	UNICREDIT SPA	50.00	[4]
21 FORSTINGER HANDEL UND SERVICE GMBH	WIEN	8	EK MITTELSTANDSFINANZIERUNGS AG	32.00	
22 G.B.S. - GENERAL BROKER SERVICE S.P.A.	ROME	8	UNICREDIT SPA	20.00	
23 HYPO-BA LEASING SUD GMBH	KLAGENFURT	8	UNICREDIT LEASING S.P.A.	50.00	[4]
24 IPG-INDUSTRIEPARK GYOR PROJEKTIERUNGSGESELLSCHAFT M.B.H.	GERASDORF	8	UNICREDIT LEASING S.P.A.	40.00	
25 KRAJOWA IZBA ROZLICZENIOWA SA	WARSAW	8	BANK PEKAO SA	34.44	
26 MALGARA FINANZIARIA SRL	TREVISO	8	UNICREDIT CORPORATE BANKING SPA	49.00	
27 MEDIOBANCA BANCA DI CREDITO FINANZIARIO SPA	MILAN	8	UNICREDIT SPA	8.66	
28 METIS SPA	MILAN	8	UNICREDIT SPA	22.65	
29 MOLL HOLDING GESELLSCHAFT MBH	MUNICH	8	EK MITTELSTANDSFINANZIERUNGS AG	49.00	
30 MULTIPLUS CARD DOO ZA PROMIDZBU I USLUGE	ZAGREB	8	MARKETING ZAGREBACKE BANKE DOO	25.00	
31 NOTARTREUHANDBANK AG	WIEN	8	UNICREDIT BANK AUSTRIA AG	25.00	
32 NUOVA TEATRO ELISEO S.P.A.	ROME	8	UNICREDIT SPA	41.01	
33 OAK RIDGE INVESTMENT LLC	WILMINGTON	8	PIONEER INSTITUTIONAL ASSET MANAGEMENT INC	49.00	
34 OBERBANK AG	LINZ	8	CABO BETEILIGUNGSGESELLSCHAFT M.B.H.	29.15	32.54
			UNICREDIT BANK AUSTRIA AG	4.19	1.65
35 OESTERREICHISCHE CLEARINGBANK AG	WIEN	8	UNICREDIT BANK AUSTRIA AG	18.51	
36 OESTERREICHISCHE KONTROLLBANK AKTIENGESELLSCHAFT	WIEN	8	CABET-HOLDING-AKTIENGESELLSCHAFT	24.75	
			SCHOELLERBANK AKTIENGESELLSCHAFT	8.26	
			UNICREDIT BANK AUSTRIA AG	16.14	
37 OSTERREICHISCHE HOTEL- UND TOURISMUSBANK GESELLSCHAFT M.B.H.	WIEN	8	UNICREDIT BANK AUSTRIA AG	50.00	[4]
38 PAPCEL AS	LITOVEL	8	EK MITTELSTANDSFINANZIERUNGS AG	33.74	
39 PAYLIFE BANK GMBH	WIEN	8	EUROVENTURES-AUSTRIA-CA-MANAGEMENT GESMBH	5.78	
			SCHOELLERBANK AKTIENGESELLSCHAFT	4.50	
			UNICREDIT BANK AUSTRIA AG	13.59	
40 PIRELLI PEKAO REAL ESTATE SP. Z O.O.	WARSAW	8	BANK PEKAO SA	25.00	
41 RCG HOLDINGS LLC	NEW YORK	8	BA- ALPINE HOLDINGS, INC.	22.44	0.00

Part A - Accounting Policies (Continued)

Continued: Investments in subsidiaries, companies recognised under proportionate consolidation and valued at equity

NAME	MAIN OFFICE	TYPE OF RELATIONS (1)	OWNERSHIP RELATIONSHIP HELD BY	HOLDING %	VOTING RIGHTS (2)
42 RCI FINANCIAL SERVICES S.R.O.	PRAGUE	8	UNICREDIT LEASING CZ, A.S.	50.00	(4)
43 S.S.I.S. - SOCIETA SERVIZI INFORMATICI SAMMARINESE SPA	BORGO MAGGIORE	8	BANCA AGRICOLA COMMERCIALE DELLA R.S.M. S.P.A.	50.00	(4)
44 SE.TE.SI. SERVIZI TELEMATICI SICILIANI S.P.A.	PALERMO	8	UNICREDIT SPA	40.49	
45 SIA - SSB SPA	MILAN	8	UNICREDIT SPA	24.07	
46 SOCIETÀ GESTIONE PER IL REALIZZO SPA IN LIQUIDAZIONE	ROME	8	IRFIS - MEDIOCREDITO DELLA SICILIA S.P.A.	0.05	
			UNICREDIT SPA	26.38	
47 SVILUPPO GLOBALE GEIE	ROME	8	UNICREDIT SPA	25.00	
48 TORRE SGR S.P.A.	ROME	8	PIONEER INVESTMENT MANAGEMENT SOC. DI GESTIONE DEL RISPARMIO PER AZ	37.50	
49 UNICREDIT (SUISSE) TRUST SA	LUGANO	1	UNICREDIT (SUISSE) BANK SA	100.00	
50 UNICREDIT (U.K.) TRUST SERVICES LTD	LONDON	1	UNICREDIT PRIVATE BANKING SPA	100.00	
51 UNICREDIT AUDIT (IRELAND) LTD	DUBLIN	1	UNICREDIT AUDIT SOCIETÀ CONSORTILE PER AZIONI	100.00	
52 WIEN MITTE IMMOBILIEN GMBH	WIEN	8	BA-CA WIEN MITTE HOLDING GMBH	50.00	(4)
53 YAPI KREDI KORAY GAYRIMENKUL YATIRIM ORTAKLIGI AS	ISTANBUL	8	YAPI VE KREDI BANKASI AS	30.45	

Notes to the table that shows the companies included in the scope of consolidation (line by line, proportional and valued at net equity method).

(1) Type of relationship:

1 = majority of voting rights at ordinary shareholders' meeting;

2 = dominant influence at ordinary shareholders' meeting;

3 = agreements with other shareholders;

4 = other types of control;

5 = centralised management pursuant to paragraph 1 of art. 26 of "Legislative decree 87/92";

6 = centralised management pursuant to paragraph 2 of art. 26 of "Legislative decree 87/92";

7 = joint control;

8 = associate company.

(2) Voting rights available in general meeting. Voting rights are disclosed only if different from the percentage of ownership.

(3) Compliant with SIC 12 the company is consolidated;

(4) According to shareholders' agreements, the "control" of Credit Ras Assicurazioni and Credit Ras Vita is assigned to the other shareholder. As regards other companies, control is not contractually assigned to any shareholder (financial and strategic management decisions are not subject to shareholders' unanimity). Therefore the conditions defined by IAS 31, § 3 for common control are not satisfied.

Fully consolidated entities, including the Parent Company, increased from 679 at December 31, 2009 to 688 in June 2010 (+9 entities) Companies consolidated **at equity** Increased from 42 at December 2009 to 53 al June 2010 (+11 entities).
Proportionately consolidated entites, totaling 17 entities, are unchanged from December 2009.

The following table shows the changes in equity investments in wholly-owned subsidiaries.

Equity investments in wholly-owned subsidiaries (consolidated line by line): annual changes

	NUMBER OF COMPANIES
A. Opening Balance	**679**
B. Increased by	**24**
B1. Newly established companies	1
B2. Change of the consolidation method	15
B3. Entities consolidated for the first time in 2010	8
C. Reduced by	**15**
C1. Disposals	6
C2. Change of the consolidation method	7
C3. Absorption by other Group entities	2
D. Closing balance	**688**

Details of 2010 increases or reductions are presented below:

Newly established companies

COMPANY NAME	MAIN OFFICE
UNICREDIT PARTECIPAZIONI SOCIETÀ A RESPONSABILITÀ LIMITATA	MILAN

Change of the consolidation method

COMPANY NAME	MAIN OFFICE
BA BETRIEBSOBJEKTE GMBH	WIEN
BANK AUSTRIA FINANZSERVICE GMBH	WIEN
BANK AUSTRIA IMMOBILIENSERVICE GMBH	WIEN
BANK AUSTRIA REAL INVEST IMMOBILIEN-KAPITALANLAGE GMBH	WIEN
CENTRUM BANKOWOSCI BEZPOSREDNIEJ SPOLKA Z OGRANICZONA ODPOWIEDZIALNOSC	CRACOW
HVB EXPORT LEASING GMBH	MUNICH
HVB INTERNATIONAL ASSET LEASING GMBH	MUNICH
HVB PRINCIPAL EQUITY GMBH	MUNICH

COMPANY NAME	MAIN OFFICE
KSG KARTEN-VERRECHNUNGS- UND SERVICEGESELLSCHAFT M.B.H.	WIEN
RHOTERRA GESELLSCHAFT FUR IMMOBILIENVERWALTUNG MBH	MUNICH
SALVATORPLATZ-GRUNDSTUCKSGESELLSCHAFT MBH	MUNICH
SALVATORPLATZ-GRUNDSTUCKSGESELLSCHAFT MBH & CO. OHG SAARLAND	MUNICH
SCHOELLERBANK INVEST AG	SALZBURG
STRUCTURED INVEST SOCIETE ANONYME	LUXEMBURG
UNICREDIT BETEILIGUNGS GMBH	MUNICH

Changes in consolidation method in first half 2010 are mainly related to item 100 Investments in associates and joint ventures (6 subsidiaries of UniCredit Bank Austria Sub-Group, 8 of UniCredit Bank AG Sub-Group, ex HVB Sub-Group, and 1 of other companies).

Entities consolidated for the first time in 2010

COMPANY NAME	MAIN OFFICE
BA BETRIEBSOBJEKTE GMBH & CO BETA VERMIETUNGS OG	WIEN
BA BETRIEBSOBJEKTE PRAHA SPOL.S.R.O.	PRAGUE
BANDON LEASING LIMITED	DUBLIN
CBD INTERNATIONAL SP.ZO.O.	WARSAW

COMPANY NAME	MAIN OFFICE
CLARIS LIMITED	ST. HELIER
ELEKTRA PURCHASE No. 1 LTD	ST. HELIER
EUROPE REAL-ESTATE INVESTMENT FUND	HUNGARY
HVB ASSET LEASING LIMITED	LONDON

Part A - Accounting Policies (CONTINUED)

The newly consolidated companies are fairly referred to to Bank Austria sub-group and UniCredit Bank AG (former HVB AG) sub-group.

Disposals

COMPANY NAME	MAIN OFFICE
BA-CREDITANSTALT LEASING DELTA SP. Z O.O.	WARSAW
CA IB SECURITIES (UKRAINE) AT	KIEV
DOMUS BISTRO GMBH	WIEN

COMPANY NAME	MAIN OFFICE
GELDILUX-TS-2009 S.A.	LUXEMBURG
OPEN ACCUMULATIVE PENSIOON FUND OTAN JSC	ALMATY CITY
PIONEER CZECH FINANCIAL COMPANY SRO IN LIQUIDATION	PRAGUE

Disposals mainly refer to Bank Austria sub-group and UniCredit Bank AG (former HVB AG) sub-group.

Change of the consolidation method

COMPANY NAME	MAIN OFFICE
BOX 2004 S.P.A.	ROME
GROSSKUGEL IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH	MUNICH
HVB HONG KONG LIMITED	HONG KONG
KHR PROJEKTENTWICKLUNGSGESELLSCHAFT MBH & CO. OBJEKT BORNITZSTRASSE I KG	MUNICH

COMPANY NAME	MAIN OFFICE
OMNIA GRUNDSTUCKS-GMBH & CO. OBJEKT OSTRAGEHEGE KG	MUNICH
UNICREDIT CAIB UK LTD. IN LIQUIDATION	LONDON
UNICREDIT IRELAND FINANCIAL SERVICES LTD (IN LIQUIDATION)	DUBLIN

Changes in consolidation method in 2010 increased Item 100 Investments in associates and joint ventures.

Absorption by other Group entities

COMPANY NAME OF THE MERGED ENTITY	MAIN OFFICE
OLG INDUSTRIEGUTER LEASING GMBH & CO. KG.	WIEN
RWF REAL - WERT GRUNDSTUCKSVERMIETUNGSGESELLSC HAFTM.B.H. & CO. OBJEKT	WIEN

COMPANY NAME OF THE TAKING IN ENTITY	TAKING IN ENTITY MAIN OFFICE
CALG IMMOBILIEN LEASING GMBH	WIEN
EUROLEASE RAMSES IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN

The following table shows the Entities which changed their company name in 2010 first half.

Entities which changed the company name during 2010

COMPANY NAME	MAIN OFFICE
2010 SAVJETOVANJE D.O.O (ex CA IB INVEST D.O.O)	ZAGREB
FINANSE LIMITED (ex FINANSE PLC.)	LONDON
HYPO-REAL HAUS- UND GRUNDBESITZ GESELLSCHAFT MBH & CO. 1. VERMIETUNGS KG (ex HYPO-REAL HAUS- & GRUNDBESITZ GESELLSCHAFT MBH & CO. 1. VERMIETUNGS KG)	MUNICH
HYPO-REAL HAUS- UND GRUNDBESITZGESELLSCHAFT DES BURGERLICHEN RECHTS NR. 1 (ex HYPO-REAL HAUS- & GRUNDBESITZGESELLSCHAFT DES BURGERLICHEN RECHTS NR. 1)	MUNICH
PUBLIC JOINT STOCK COMPANY UKRSOTSBANK (ex JOINT STOCK COMMERCIAL BANK FOR SOCIAL DEVELOPMENT UKRSOTSBANK	KIEV
RIGEL IMMOBILIEN GMBH (ex Z LEASING RIGEL IMMOBILIEN LEASING GESELLSCHAFT M.B.H.)	WIEN

COMPANY NAME	MAIN OFFICE
SIRIUS IMMOBILIEN GMBH (ex Z LEASING SIRIUS IMMOBILIEN LEASING GESELLSCHAFT M.B.H.)	WIEN
UNICREDIT BANK OJSC (ex ATF BANK KYRGYZSTAN OJSC)	BISHKEK
UNICREDIT LEASING ROMANIA S.A. (ex UNICREDIT LEASING ROMANIA IFN S.A.)	BUCHAREST
UNICREDIT U.S. FINANCE INC. (ex HVB U.S. FINANCE INC.)	WILMINGTON
YAPI KREDI B TIPI YATIRIM ORTAKLIGI AS (ex YAPI KREDI YATRIM ORTAKLIGI AS)	INSTANBUL
YAPI KREDI BANK AZERBAIJAN CLOSED JOINT STOCK COMPANY (ex YAPI KREDI AZERBAIJAN)	BAKU

The following tables show the changes in equity investments valued at net equity method.

Equity investments in companies valued at equity method: annual changes

	NUMBER OF COMPANIES
A. Opening Balance	**42**
B. Increased by	**11**
B1. Newly established companies	-
B2. Change of the consolidation method	7
B3. Entities consolidated for the first time in 2010	4
C. Reduced by	**-**
C1. Disposals	-
C2. Change of the consolidation method	-
C3. Absorption by other Group entities	-
D. Closing balance	**53**

Entities consolidated for the first time in 2010

COMPANY NAME	MAIN OFFICE
ANGER MACHINING GMBH	TRAUN
FORSTINGER HANDEL UND SERVICE GMBH	WIEN

COMPANY NAME	MAIN OFFICE
MULTIPLUS CARD DOO ZA PROMIDZBU I USLUGE	LITOVEL
PAPCEL AS	PRAGUE

Change of the consolidation method

COMPANY NAME	MAIN OFFICE
CREDANTI HOLDINGS LIMITED	NICOSIA
HYPO-BA LEASING SUD GMBH	KLAGENFURT
IPG-INDUSTRIEPARK GYOR PROJEKTIERUNGSGESELLSCHAFT M.B.H.	GERASDORF
METIS SPA	MILAN

COMPANY NAME	MAIN OFFICE
SIA - SSB SPA	MILAN
WIEN MITTE IMMOBILIEN GMBH	WIEN
RCI FINANCIAL SERVICES S.R.O.	PRAGUE

Entities which changed the company name during 2010

COMPANY NAME	MAIN OFFICE
RCG HOLDINGS LLC (ex RAMIUS LLC)	NEW YORK

Part A - Accounting Policies (Continued)

Section 4 - Subsequent Events

No material events have occurred after the balance sheet date that would make it necessary to change any of the information given in the Half-Year Financial Report as at June 30, 2010.

Section 5 - Other Matters

Since 2010 the following principles or accounting interpretations have become effective:
- Improvements to IFRSs (EC regulation 70/2009) (excluding revisions to IFRS1 and IFRS5);
- IAS 27: Consolidated and Separate Financial Statements (EC regulation 494/2009);
- Revised IFRS 1: First Time Adoption of IFRSs (EC regulation CE 1136/2009);
- Amendments to IFRS 1: Additional Exemptions for First-time Adopters (EC regulation 550/2010)
- IFRS 3: Business Combination (EC regulation 495/2009);
- IFRIC 12: Service Concession Arrangements (EC regulation 254/2009);
- IFRIC 15: Agreements for the Construction of Real Estate (Reg. CE 636/2009);
- IFRIC 16: Hedges of a Net Investment in a Foreign Operation (EC regulation 460/2009);
- IFRIC 17: Distribution of Non-Cash Assets to Owners (EC regulation 1142/2009);
- IFRIC 18: Trasfers of Assets from Customers (EC regulation 1164/2009);
- Amendments to IAS 39 Financial Instruments: Recognition and Measurement – Eligible Hedged Items (EC regulation 839/2009).
- Improvements to IFRSs (EC regulation 243/2010);
- Amendments to IFRS 2: Group Cash-settled Share-based Payment Transactions (EC regulation 244/2010), which were issued in June 2009 and superseded IFRIC 8 and IFRIC 11.

It should be noted that the new IFRS 3 "Business Combinations", introduces the option of measuring minority interests at fair value, with the result that the entire goodwill of the company acquired is reported.

In addition, this standard:
- specifies, that in the event control is acquired by purchasing interests in the company in successive phases, these must be measured at fair value on the date control is acquired, with any differences in valuation posted to the income statement;
- indicates that transaction costs incurred as a part of business combination transactions must be recorded in the income statement;
- provides further clarifications concerning the valuation, on the purchase date, of assets and liabilities acquired;
- introduces the requirement to measure at fair value any amounts that the purchaser must pay to the seller upon the occurrence of predetermined circumstances following the acquisition date.

In keeping with the revision of IFRS 3, the IASB also revised IAS 27 indicating, among other things, that:
- purchases of minority equity investments or the sale of a portion of shares held that does not result in the loss of control of the associate must be recorded under shareholders' equity;
- if there is a loss of control over a subsidiary, the seller must record any remaining interest at fair value with differences posted to the income statement.

These amendments, as well as those required by the other standards and interpretations mentioned, did not have any impact on year-end balance sheet and income statement.

The above amendments to IFRS 3 and IAS 27 shall apply to future transactions of this kind.

The European Commission also transposed the following accounting principles which have become effective after June 30, 2010, for which the Group did not avail itself of the possibility to implement them in advance:
- Amendments to IAS 32: Financial Instruments – Presentation – Classification of Rights issues (EC regulation 1293/2009);
- Amendments to IFRS1: Limited Exemption from comparative IFRS7 Disclosures for First-time adopters (EC regulation 574/2010).

As at June 30, 2010 the IASB issued the following standards, amendments, interpretations or revisions:
- Amendments to IFRSs;
- Revised IAS 24: Related Party Disclosures;
- Amendments to IFRIC 14 – Prepayments of a Minimum Funding Requirement;
- IFRIC 19: Extinguishing Financial Liabilities with Equity Instruments;
- IFRS 9: Financial Instruments.

However, the adoption of these principles by the Group is subject to transposition thereof by the European Union.

On May 18, 2010 Banca d'Italia issued a document containing regulatory instructions on the treatment of revaluation reserves in respect of debt securities held as "financial assets available for sale", for the purpose of calculating supervisory capital (prudential filters).

In particular, Banca d'Italia allowed the option to deduct all capital gains and losses arising out of changes in fair value recognized in the above reserves after December 31, 2009 and deriving from debt securities issued by the Central Administrations of EU Countries, instead of the now prevailing asymmetric approach, i.e. full deduction from Tier 1 capital of net capital losses and inclusion of 50% of capital gains in Tier 2 capital (see the attached glossary for a definition of Tier 1 and Tier 2 Capital).

On June 28, 2010 the Group informed Banca d'Italia of its decision to exercise the new option, which was accordingly applied starting from the calculation of supervisory capital as at June 30, 2010.

The Board of Directors approved these Consolidated First Half Financial Report on August 3, 2010 and authorized the publication of the essential figures.

The whole document is lodged with the competent offices and entities as required by law.

A.2 - The Main Items of the Accounts

With regard to the classification and valuation of the main items, please refer to Part A.2 of the Notes to the Consolidated Accounts as at December 31, 2009. No changes have been made to these principles.

Part A - Accounting Policies (Continued)

A.3 - Information on fair value

For a definition of fair value, as well as for information on the methodologies and processes adopted to measure it, see Part A.3 of the Notes to the 2009 Consolidated Accounts. No changes occurred in this respect.

A.3.1 Transfers between Portfolios

The following tables (which are broken down by type of underlying asset and portfolio) provide the book value and fair value as at June 30, 2010 of assets which had been reclassified in H2 2008 and H1 2009 according to the amendments to IAS 39 and IFRS 7 "Reclassification of financial assets" approved by the IASB and endorsed by the European Commision through its Regulation no. 1004 dated October 15, 2008. The income/expenses that would have been recognized if such reclassifications had not occurred, as well as those effectively recognized through profit or loss or at equity are also provided.

These income/expenses before taxes are broken down into two categories: those arising "from measurement" (including any write-downs) and "other" (including interest and gains/losses on the disposal of the transferred assets.

As a result the overall impact before taxes that would have been recognized in the income statement as of June 30, 2010, if these assets had not been reclassified, would have been a gain of €598,138 thousand, while the impact actually recognized was a gain of €317,038 thousand.

A.3.1.1 Reclassified financial assets: book value, fair value and effects on comprehensive income (€ '000)

INSTRUMENTS TYPE (1)	ACCOUNTING PORTFOLIO BEFORE RECLASSIFICATION (2)	ACCOUNTING PORTFOLIO AFTER RECLASSIFICATION (3)	CARRYING AMOUNT AS AT 06.30.2010 (4)	FAIR VALUE AS AT 06.30.2010 (5)	INCOME/EXPENSES ABSENT RECLASSIFICATION (BEFORE TAXES) FROM MEASUREMENT (6)	INCOME/EXPENSES ABSENT RECLASSIFICATION (BEFORE TAXES) OTHER (7)	INCOME/EXPENSE RECOGNIZED DURING THE PERIOD (BEFORE TAXES) FROM MEASUREMENT (8)	INCOME/EXPENSE RECOGNIZED DURING THE PERIOD (BEFORE TAXES) OTHER (9)
A. Debt securities			**15,630,728**	**14,606,816**	**284,753**	**251,089**	**(10,769)**	**296,314**
	Held for trading	Available for sale	20,103	20,103	600	571	600	638
	Held for trading	Held to maturity	197,925	196,614	3,039	4,112	-	3,839
	Held for trading	Loans to Banks	5,504,545	5,569,536	36,201	84,596	(3,100)	100,772
	Held for trading	Loans to Customers	9,172,538	8,135,425	274,558	148,319	(8,269)	178,409
	Available for sale	Loans to Banks	307,791	307,732	30	5,806	-	5,714
	Available for sale	Loans to Customers	427,826	377,406	(29,675)	7,685	-	6,942
B. Equity instruments			**-**	**-**	**-**	**-**	**-**	**-**
	Held for trading	Available for sale	-	-	-	-	-	-
C. Loans			**927,522**	**929,109**	**33,946**	**28,350**	**-**	**31,493**
	Held for trading	Available for sale	-	-	-	-	-	-
	Held for trading	Held to maturity	-	-	-	-	-	-
	Held for trading	Loans to Banks	445,551	444,590	17,940	10,414	-	11,868
	Held for trading	Loans to Customers	481,971	484,519	16,006	17,936	-	19,625
	Available for sale	Loans to Banks	-	-	-	-	-	-
	Available for sale	Loans to Customers	-	-	-	-	-	-
D. Units in investment funds			**-**	**-**	**-**	**-**	**-**	**-**
	Held for trading	Available for sale	-	-	-	-	-	-
Total			**16,558,250**	**15,535,925**	**318,699**	**279,439**	**(10,769)**	**327,807**

Debt securities reclassified in the loan with customers portfolio include structured credit products (other than derivative contracts and financial instruments with incorporated derivatives) for an amount of €6,930,220 thousand at June 30, 2010.

No further reclassifications were made during the period under review.

A.3.2 Fair Value Hierarchy

IFRS 7 calls for classifying instruments being measured at fair value as a function of the ability to observe the inputs used for pricing.

To be specific, three levels are specified:

- Level 1: the fair value of instruments classified in this level is determined based on quotation prices observed in active markets;
- Level 2: the fair value of instruments classified in this level is determined based on valuation models that use inputs that can be observed in the market;
- Level 3: the fair value of instruments classified in this level is determined based on valuation models that primarily use inputs that cannot be observed in the market.

The following table shows a breakdown of financial assets and liabilities designated at fair value according to the above-mentioned levels.

A.3.2.1 Accounting portfolios - breakdown by fair value levels (€ '000)

FINANCIAL ASSETS/LIABILITIES MEASURED AT FAIR VALUE	AMOUNTS AS AT 06.30.2010			AMOUNTS AS AT 12.31.2009		
	LEVEL 1	LEVEL 2	LEVEL 3	LEVEL 1	LEVEL 2	LEVEL 3
1. Financial assets held for Trading	39,627,065	108,301,468	4,171,276	40,685,267	90,037,265	3,171,569
2. Financial assets at fair value through P&L	8,526,393	12,265,449	953,399	8,883,431	5,594,560	541,694
3. Available for sale financial assets	23,581,389	11,748,656	4,628,053	20,598,846	9,065,775	5,059,334
4. Hedging derivative assets	207,199	14,368,432	409	196,252	11,464,852	1,006
Total	**71,942,046**	**146,684,005**	**9,753,137**	**70,363,796**	**116,162,452**	**8,773,603**
1. Financial liabilities held for Trading	16,142,055	119,504,056	3,841,033	14,813,614	96,632,056	2,599,545
2. Financial liabilities at fair value through P&L	-	1,372,272	51,223	-	1,560,578	51,897
3. Hedging derivative liabilities	736,223	10,913,924	-	49,661	9,859,787	9,499
Total	**16,878,278**	**131,790,252**	**3,892,256**	**14,863,275**	**108,052,421**	**2,660,941**

All the three fair-value levels show an increase in the stock as at June 2010 from December 2009, greatest in level 2 of assets and liabilities.

A.3.3 Day One Profit/Loss

The value at which financial instruments are recognized is equal to their fair value on the same date.

The fair value of financial instruments, other than those designated at fair value through profit or loss, at their recognition date is usually assumed to be equal to the amount collected or paid.

For financial instruments held for trading and instruments designated at fair value, any difference from the amount collected or paid is posted under the appropriate items of the income statement.

The use of conservative valuation models, the processes for revising the models used and related parameters and value adjustments to reflect model risk ensure that the amount recognized in the income statement is not derived from the use of valuation parameters that cannot be observed.

More specifically, the calculation of value adjustments to reflect model risk ensures that the fair value portion of these instruments relating to the use of subjective parameters is not recognized in the profit and loss account, but changes the balance sheet value of these instruments. Recognition of this portion in the profit and loss account is then made only when objective parameters are applied and therefore the adjustments are derecognized.

The balance of value adjustments to reflect model risk changed from €144,674 thousand at December 31, 2009 to €128,462 thousand at June 30, 2010.

Part B - Consolidated Balance Sheet

Part B - Consolidated Balance Sheet

Assets

Section 2 - Financial assets held for trading - Item 20

Financial assets held for trading totaled €152,100 million, which translates into a 13.6% increase (or € 18.206 million) over December 2009.

Also **Financial liabilities held for trading** increased from €114,045 million at December 2009 to €139,487 million at June 30 2010.

Financial Instruments Held for Trading (€ million)

	AMOUNTS AS AT		CHANGE	
	06.30.2010	12.31.2009	AMOUNT	%
Financial Assets Held for Trading	**152,100**	**133,894**	**18,206**	**13.6%**
Cash Instruments	55,643	58,808	(3,165)	-5.4%
Derivatives	96,457	75,086	21,371	28.5%
Financial Liabilities Held for Trading	**(139,487)**	**(114,045)**	**(25,442)**	**22.3%**
Cash Instruments	(38,034)	(37,114)	(920)	2.5%
Derivatives	(101,453)	(76,931)	(24,522)	31.9%
Net Balance	**12,613**	**19,849**	**(7,236)**	**-36.5%**
Cash Instruments	17,609	21,694	(4,085)	-18.8%
Derivatives	(4,996)	(1,845)	(3,151)	170.8%

The €18,206 million increase in item 20 is overall due to changes in financial assets (non-derivatives) and derivative instruments.

In respect of **financial assets (non-derivatives)** the €3,165 million decrease is attributable to:
- a €1,757 million reduction in Debt securities;
- a €1,735 million reduction in Equity securities;
- a €52 million reduction in Units in investment funds;
- a €379 million increase in Loans.

The **derivatives item** increase by €21,371 million was mainly due to the fluctuations in market prices (e.g. interest rates, exchange rates, share prices, etc.).
In details, the changes were attributable to:
- banks, with a €15,642 million increase;
- customers, with a €5,729 million increase.

2.1 Financial assets held for trading: product breakdown

(€ '000)

ITEM/VALUES	AMOUNTS AS AT 06.30.2010			AMOUNTS AS AT 12.31.2009		
	LEVEL 1	LEVEL 2	LEVEL 3	LEVEL 1	LEVEL 2	LEVEL 3
A) Financial assets (non-derivatives)						
1. Debt securities	**27,872,165**	**9,265,736**	**1,281,530**	**27,690,423**	**11,615,324**	**870,533**
1.1 Structured securities	37,971	1,632,740	534,970	124,338	685,853	51
1.2 Other debt securities	27,834,194	7,632,996	746,560	27,566,085	10,929,471	870,482
2. Equity instruments	**4,705,556**	**185,755**	**28,626**	**6,498,170**	**128,047**	**28,732**
3. Units in investment funds	**1,969,690**	**123,088**	**432,082**	**2,291,463**	**88,204**	**197,467**
4. Loans	**-**	**9,778,551**	**-**	**523**	**9,397,425**	**1,478**
4.1 Reverse Repos	-	9,712,175	-	-	9,324,465	-
4.2 Other	-	66,376	-	523	72,960	1,478
Total (A)	**34,547,411**	**19,353,130**	**1,742,238**	**36,480,579**	**21,229,000**	**1,098,210**
B) Derivative instruments						
1. Financial derivatives	**4,435,851**	**85,681,612**	**1,234,362**	**3,898,930**	**65,535,644**	**1,122,336**
1.1 trading	4,434,559	85,273,793	1,224,888	3,895,869	65,286,122	1,105,661
1.2 related to fair value option	27	142,931	9,399	-	230,331	4,228
1.3 other	1,265	264,888	75	3,061	19,191	12,447
2. Credit derivatives	**643,803**	**3,266,726**	**1,194,676**	**305,758**	**3,272,621**	**951,023**
2.1 trading	643,803	3,210,145	1,193,003	305,758	3,259,994	949,151
2.2 related to fair value option	-	37,461	-	-	12,623	-
2.3 other	-	19,120	1,673	-	4	1,872
Total (B)	**5,079,654**	**88,948,338**	**2,429,038**	**4,204,688**	**68,808,265**	**2,073,359**
Total (A+B)	**39,627,065**	**108,301,468**	**4,171,276**	**40,685,267**	**90,037,265**	**3,171,569**
Total Level 1, Level 2 and Level 3			**152,099,809**			**133,894,101**

Valuations at fair value were classified according to a hierarchy of levels reflecting the significance of the valuations input. For further information see Part A - Accounting Policies - A.3 - Information on fair value.

Section 3 - Financial assets at fair value through profit or loss - Item 30

Financial assets at fair value showed an increase (€6,725 million) to €21,745 million, from the €15,020 million at December 2009, due to the increase in Debt securities.

The classification of investments into this portfolio is made to reduce the accounting mismatch connected to financial instruments measured (with changes in fair value) in the income statement in order to manage the risk profile.

3.1 Financial assets at fair value through profit or loss: product breakdown

(€ '000)

ITEMS/VALUES	AMOUNTS AS AT 06.30.2010			AMOUNTS AS AT 12.31.2009		
	LEVEL 1	LEVEL 2	LEVEL 3	LEVEL 1	LEVEL 2	LEVEL 3
1. Debt securities	**8,026,007**	**10,068,976**	**662,081**	**8,394,984**	**3,067,522**	**442,530**
1.1 Structured securities	7,506	43,849	59,154	22,066	-	319
1.2 Other debt securities	8,018,501	10,025,127	602,927	8,372,918	3,067,522	442,211
2. Equity instruments	**17,924**	**-**	**35,836**	**18,068**	**-**	**33,726**
3. Units in investment funds	**482,462**	**-**	**254,469**	**470,379**	**14,494**	**44,118**
4. Loans	**-**	**2,196,473**	**1,013**	**-**	**2,512,544**	**21,320**
4.1 Structured	-	6,009	-	-	37,502	-
4.2 Other	-	2,190,464	1,013	-	2,475,042	21,320
Total	**8,526,393**	**12,265,449**	**953,399**	**8,883,431**	**5,594,560**	**541,694**
Total Level 1, Level 2 and Level 3			**21,745,241**			**15,019,685**

Valuations at fair value were classified according to a hierarchy of levels reflecting the significance of the valuations input. For further information see Part A - Accounting Policies - A.3 - Information on fair value.

Part B - Consolidated Balance Sheet - Assets (CONTINUED)

Section 4 - Available for sale financial assets - Item 40

4.1 Available-for-sale financial assets: product breakdown

(€ '000)

	AMOUNTS AS AT 06.30.2010			AMOUNTS AS AT 12.31.2009		
ITEMS/VALUES	LEVEL 1	LEVEL 2	LEVEL 3	LEVEL 1	LEVEL 2	LEVEL 3
1. Debt securities	**22,956,157**	**11,121,535**	**2,041,142**	**18,869,126**	**8,394,258**	**2,508,679**
1.1 Structured securities	78,998	465,736	580,174	48,655	3,427	419,407
1.2 Other	22,877,159	10,655,799	1,460,968	18,820,471	8,390,831	2,089,272
2. Equity instruments	**493,252**	**230,193**	**1,607,271**	**1,404,392**	**207,508**	**1,609,292**
2.1 Measured at fair value	493,252	230,193	719,552	1,404,392	207,508	732,731
2.2 Carried at cost	-	-	887,719	-	-	876,561
3. Units in investment funds	**131,980**	**305,040**	**979,640**	**325,328**	**368,814**	**941,363**
4. Loans	**-**	**91,888**	**-**	**-**	**95,195**	**-**
Total	**23,581,389**	**11,748,656**	**4,628,053**	**20,598,846**	**9,065,775**	**5,059,334**
Total Level 1, Level 2 and Level 3			**39,958,098**			**34,723,955**

Valuations at fair value were classified according to a hierarchy of levels reflecting the significance of the valuations input. For further information see Part A - Accounting Policies - A.3 - Information on fair value.

The item includes reclassified financial assets, whose amount is €20 million as at June 30, 2010.

Section 5 - Held-to-maturity investments - Item 50

Held-to-maturity investments: product breakdown

(€ '000)

	AMOUNTS AS AT	
	06.30.2010 BOOK VALUE	12.31.2009 BOOK VALUE
1. Debt securities	**11,157,727**	**10,662,472**
- Structured securities	54,609	-
- Other securities	11,103,118	10,662,472
2. Loans	**-**	**-**

The item includes reclassified financial assets, whose amount is €198 million as at June 30, 2010.

Section 6 - Loans and receivables with banks - Item 60

6.1 Loans and receivables with banks: product breakdown

(€ '000)

	AMOUNTS AS AT	
TYPE OF TRANSACTIONS/VALUES	06.30.2010	12.31.2009
A. Loans to Central Banks	**14,466,424**	**14,911,464**
1. Time deposits	854,396	297,318
2. Compulsory reserves	11,771,663	13,033,177
3. Reverse repos	111,206	464,208
4. Other	1,729,159	1,116,761
B. Loans to Banks	**65,828,835**	**63,357,973**
1. Current accounts and demand deposits	24,614,393	16,754,153
2. Time deposits	6,648,204	9,927,313
3. Other loans	24,560,018	24,180,803
3.1 Reverse repos	*14,967,455*	*14,989,550*
3.2 Finance leases	*4,550*	*2,524*
3.3 Other	*9,588,013*	*9,188,729*
4. Debt securities	10,006,220	12,495,704
4.1 Structured	*76,098*	*-*
4.2 Other	*9,930,122*	*12,495,704*
Total (carrying amount)	**80,295,259**	**78,269,437**

The item includes reclassified financial assets, whose amount as at 30 June 2010, is €6,258 million (of which 5,812 Debt securities and 449 Loans).

Section 7 - Loans and receivables with customers - Item 70

For details see the Report on operations or Part E - Risk and related risk management policies - Credit quality. The impact of impaired loans on total loans is 6.24%.

7.1 Loans and receivables with customers: product breakdown

(€ '000)

	AMOUNTS AS AT			
	06.30.2010		12.31.2009	
TIPOLOGIA OPERAZIONI/VALORI	PERFORMING	IMPAIRED	PERFORMING	IMPAIRED
1. Current accounts	54,529,108	6,704,044	52,337,846	6,494,393
2. Reverse Repos	10,051,608	26	15,949,212	13,330
3. Mortgages	189,127,620	12,653,319	193,943,047	10,876,194
4. Credit cards and personal loans, including wage assignement loans	19,614,625	533,345	18,826,947	438,051
5. Finance leases	30,263,672	3,101,460	30,807,378	2,906,489
6. Factoring	7,785,002	237,691	8,587,291	190,343
7. Other transactions	198,350,945	11,451,427	198,516,726	9,928,502
8. Debt securities	14,167,300	198,758	14,968,410	201,856
8.1 Structured securities	*4,625,046*	*3,139*	*3,946,322*	*3,682*
8.2 Other debt securities	*9,542,254*	*195,619*	*11,022,088*	*198,174*
Total (carrying amount)	**523,889,880**	**34,880,070**	**533,936,857**	**31,049,158**

The item includes reclassified financial assets, whose amount as at June 30, 2010, is €10,082 million (of which 9,600 Debt securities and 482 Loans).

The sub-item 7. Other transactions includes:
- €24,941 million for advances to ordinary customers;
- €27,207 million for pooled transactions;
- €58,659 million for other non-current account loans.

Sub-items 7. "Other transactions" and 8.2 "Other Debt Securities" include €533m and €426m respectively arising from the "Trevi Finance", "Trevi Finance 2" and "Trevi Finance 3" securitization transactions, in respect of which the underlying assets were not re-recognized in the accounts, since the transactions were performed before January 1, 2002. An Italian Government bond partly guarantees the securities of item 8.2 for € 175m.
The assets underlying these securitization transactions are non-performing loans, whose carrying amount was €943m at June 30, 2010, as against a face value of € 4,345m.

Section 13 - Intangible assets - Item 130

Intangible assets are non-monetary, identifiable assets without physical substance. Held for multi-year use, they include goodwill and, among other intangible assets, trademarks, core deposits, customer relationships and software.
Goodwill is the excess of the acquisition cost of assets and liabilities comprising businesses or business branches over their net fair value as of the acquisition date.
As at June 30, 2010 intangible assets amounted to €26,021 million, up from €25,823 million in 2009. This trend was the result of an increase due to the impact of exchange rates on goodwill, offset by the amortization related to intangible assets with finite life and goodwill impairment (€162 million).

13.1 Intangible assets: breakdown

(€ '000)

	AMOUNTS AS AT 06.30.2010		AMOUNTS AS AT 12.31.2009	
ASSETS/VALUES	FINITE LIFE	INDEFINITE LIFE	FINITE LIFE	INDEFINITE LIFE
A.1 Goodwill	**X**	**20,807,902**	**X**	**20,490,534**
A.1.1 attributable to the Group	X	20,807,902	X	20,490,534
A.1.2 attributable to minorities	X	-	X	-
A.2 Other intangible assets	**4,134,973**	**1,077,905**	**4,267,113**	**1,064,950**
A.2.1 Assets carried at cost:	4,134,973	1,077,905	4,267,113	1,064,950
a) Intangible assets generated internally	*375,609*	-	*363,765*	-
b) Other assets	*3,759,364*	*1,077,905*	*3,903,348*	*1,064,950*
A.2.2 Assets valued at fair value:	-	-	-	-
a) Intangible assets generated internally	-	-	-	-
b) Other assets	-	-	-	-
Total	**4,134,973**	**21,885,807**	**4,267,113**	**21,555,484**
Total finite and indefinite life		**26,020,780**		**25,822,597**

Part B - Consolidated Balance Sheet - Assets (CONTINUED)

13.2 Intangible assets: annual changes

(€ '000)

	CHANGES IN FIRST HALF 2010					
		OTHER INTANGIBLE ASSETS				
		GENERATED INTERNALLY		OTHER		
	GOODWILL	FINITE LIFE	INDEFINITE LIFE	FINITE LIFE	INDEFINITE LIFE	TOTAL
A. Gross Opening Balance	**22,564,012**	**785,192**	**-**	**6,776,327**	**1,064,950**	**31,190,481**
A.1 Net reductions	(2,073,478)	(421,427)	-	(2,872,979)	-	(5,367,884)
A.2 Net opening balance	**20,490,534**	**363,765**	**-**	**3,903,348**	**1,064,950**	**25,822,597**
B. Increases	**497,042**	**71,577**	**-**	**176,188**	**12,955**	**757,762**
B.1 Purchases	-	54,970	-	83,609	-	138,579
B.2 Increases in intangible assets generated internally	X	7,050	-	3,225	-	10,275
B.3 Write-backs	X	-	-	1,016	-	1,016
B.4 Increase in fair value		-	-	-	-	-
- in equity	*X*	-	-	-	-	-
- through profit or loss	*X*	-	-	-	-	-
B.5 Positive exchange differences	497,042	1,253	-	50,491	12,955	561,741
B.6 Other changes	-	8,304	-	37,847	-	46,151
C. Reductions	**179,674**	**59,733**	**-**	**320,172**	**-**	**559,579**
C.1 Disposals	-	3,082	-	4,727	-	7,809
C.2 Write-downs	162,000	40,408	-	280,165	-	482,573
- amortization	X	40,408	-	279,422	-	319,830
- write-downs	162,000	-	-	743	-	162,743
+ in equity	*X*	-	-	-	-	-
+ through profit or loss	*162,000*	-	-	*743*	-	*162,743*
C.3 Reduction in fair value		-	-	-	-	-
- in equity	*X*	-	-	-	-	-
- through profit or loss	*X*	-	-	-	-	-
C.4 Transfers to non-current assets held for sale	-	-	-	236	-	236
C.5 Negative exchange differences	17,674	244	-	16,584	-	34,502
C.6 Other changes	-	15,999	-	18,460	-	34,459
D. Net Closing Balance	**20,807,902**	**375,609**	**-**	**3,759,364**	**1,077,905**	**26,020,780**
D.1 Total net write-down	(2,235,478)	(376,400)	-	(3,275,135)	-	(5,887,013)
E. Closing balance	**23,043,380**	**752,009**	**-**	**7,034,499**	**1,077,905**	**31,907,793**
F. Carried at cost	**-**	**-**	**-**	**-**	**-**	**-**

Information on intangible assets noted during business combinations

The application of IFRS 3 to the accounting for business combinations revealed significant amounts of intangible assets and goodwill. The following table shows the change in the values posted for the various intangible assets identified during the half-year, including the valuation effects described below.

(€ million)

INTANGIBLE ASSETS (EXCEPT SOFTWARE)	TOTAL 2009	AMORTIZATION	IMPAIRMENT	(*) OTHER CHANGES	TOTAL 2010
Trademarks	1,065	-	-	13	1,078
Core deposits and customer relationships	2,901	(118)	-	18	2,801
Goodwill	20,491	-	(162)	479	20,808
TOTAL	**24,457**	**(118)**	**(162)**	**510**	**24,687**

(*) Mainly due to the exchange rate effect.

Trademarks and **goodwill** are considered indefinite-life intangible assets. They are expected to contribute indefinitely to income flows.

The **other intangible assets** noted have finite useful lives, originally valued by discounting financial flows over the residual lifetime of the relationships in place on the date of the business combination from which they derive. Finite-life intangible assets are subject to amortization based on the associated useful life.

The types of intangible assets noted as a result of business combinations and the methods used to determine their associated fair value on the acquisition date are indicated below.

Trademarks
The fair value of trademarks is determined using the "relief from royalty" method, which estimates their value based on the payments received for granting their use to third parties. Royalties are calculated by applying the royalty rate to the income flows (adjusted operating income of the items not associated with the trademarks themselves).

In summary, the method may be broken down into three stages:
- Determination of the royalty rate (based on a comparison with similar cases or calculated analytically);
- Application of the royalty rate to income flows;
- Determination of the present value of royalties after taxes, calculated by applying a discount rate that takes into account the risk context of the trademark being valued.

In H2 2009, the book value of the trademarks was also borne out by an appraisal carried out by a top-level consulting firm, which confirmed the book values of the principal trademarks entered in the asset side of the Consolidated Balance Sheet.

Core Deposits
The value of the Core Deposit relationship comes from the fact that part of the short-term deposits of a bank (current accounts and savings deposits) and current account overdrafts remains deposited in the accounts for significant periods of time.
The useful life of the relationship is longer than the contract duration. The spread between the actual cost of deposits by means of Core Deposits and the cost of deposits at interbank market rates (the markdown) represents the most significant value component associated with this intangible asset.
The income planning used to determine the fair value of Core Deposits also takes into account the fee component, which contributes to the total income from these relationships.
The determination of the fair value of this asset is based on the discounting of cash flows that represent the income margins generated by the deposits over the residual duration of the relationships in place on the date of acquisition. Inasmuch as these are finite-life assets, the associated value is amortized on a straight line over the expected duration of their economic benefit.
The average residual useful life of Core Deposits is 22 years.

Customer Relationships
Asset Under Management (AUM)
The value of this intangible asset comes mainly from the ability of the company to obtain a profit from the placement of products that are related to the assets managed with its own customers.
The income flows used to value this asset when first posted are:
- For the placement banks, the fees granted by the producers;
- For the producers, the fees received from the customers, net of fees paid, mainly to the placement banks.

These fees are considered recurring, because they are tied to managed assets held by customers.
The average residual useful life of these intangible assets is 22 years.

Assets under Custody (AUC)
The value of this intangible asset comes mainly from the ability of the company to obtain a profit from customer assets under administration.
The income flows used to value this asset when first posted consist of the fees received for the work associated with assets under administration. These fees are considered recurring, because they are generated by the normal activity of customers acting on their own portfolios.
The average residual useful life of these intangible assets is 11 years.

Life Insurance
The value of this intangible asset comes mainly from the ability of the company to obtain a profit from the placement of products related to the "bancassurance" business with its own customers.
The income flows used to value this asset when first posted consist of the fees received for the work associated with the bancassurance business. These fees are considered recurrent because, from the point of view of the investor, they are similar to the products of managed/ administered deposits.
The average residual useful life of these intangible assets is 27 years.

Products
This intangible asset relates to the profitability generated by trading on behalf of the asset management companies of the Group. The income flows used to evaluate this asset when first posted consist of the fees received for the brokerage work on behalf of the asset management companies themselves. These fees are considered recurring, because they are generated by the normal activity of the funds in which customers' deposits have been invested.
Furthermore, in some cases, the value of the asset is related to fees received for the disbursement of regional incentives.
The average residual useful life of these intangible assets is 6 years.

Part B - Consolidated Balance Sheet - Assets (CONTINUED)

Other

This intangible asset includes all other types of so-called customer relationships, including by way of example those deriving from the ability of the company to obtain placement fees on third-party bonds and from securities auctions.
The average residual useful life of these intangible assets is 11 years.

The Group does not hold intangible assets acquired through public grants or intangible assets pledged against liabilities.

Impairment testing of intangible assets during business combinations

In accordance with IAS 36, all **indefinite-useful-life** intangible assets, including goodwill, must be subjected at least annually to impairment testing to verify the recoverability of their value. For **finite-useful-life** intangible assets, possible loss of value must be determined each time indicators of loss appear.

Recoverable value is the greater of the value in use (present value of future cash flows generated by the asset being valued) and the associated fair value, net of sales costs.

The recoverable value of intangible assets subject to impairment testing must be determined for the individual assets, unless both the following conditions exist:

- the value in use of the asset is not estimated to be close to the fair value, net of sales costs;
- the asset does not generate incoming cash flows largely independent of those coming from other assets.

If these conditions exist, the impairment test is conducted at the level of the Cash Generating Unit (CGU), as required by the cited accounting principle.

The impairment testing performed by the UniCredit Group by way of the determination of the value in use of the Cash Generating Units (CGU) as described below, includes both indefinite-useful-life intangible assets (goodwill and trademarks) and finite-useful-life intangible assets (core deposits and customer relationships), whenever the loss indicators provided for by the accounting principle occur.
We believe that core deposits and customer relationships cannot be subjected to separate impairment testing, because these assets do not generate cash flows independent of the cash flows from other assets.

To determine the value in use of intangible assets subject to **impairment testing**, IAS 36 requires that reference be made to cash flows for the assets under conditions that were current on the test date, with no distinctions made between cash flows for the asset originally recorded when applying IFRS 3 and those from subsequent amendments.

For the impairment testing, the value in use of the Cash Generating Units (CGU) to which these intangible assets are assigned must be calculated taking into account the cash flows for all assets and liabilities included in the CGU and not only those for which goodwill and/or the intangible asset were recorded when applying IFRS 3.

Definition of Cash Generating Units (CGU)

Estimating the value in use for the purposes of any impairment testing of intangible assets, including goodwill, which do not generate cash flows except in conjunction with other business assets, requires that these assets first be attributed to operating units that are relatively autonomous in the business context (from the points of view of independent cash flows generated and of internal planning and reporting). These operating units are defined as Cash Generating Units (CGU).

In accordance with the provisions of IFRS 3 and IAS 36, for the purposes of impairment testing, goodwill has been allocated to the following Operational Divisions of the Group, identified as CGUs:

- ***Retail,*** which includes Mass Market, Affluent and Small Business customers;
- ***Corporate & Investment Banking*** (formerly Corporate and Markets & Investment Banking): which includes
  - businesses with minimum annual revenues of €3 million;
  - the assets of the Group on financial markets and in Investment Banking (e.g., trading, distribution, structured derivatives, lending and syndication assets, mergers and acquisitions, private equity portfolio management, direct investment in the equity of listed and unlisted businesses);
- ***Private Banking,*** which includes private clientele with medium-high financial liquidity, to whom we provide advisory and asset management services. The division uses traditional channels that are typical for this customer segment (private bankers) and innovative distribution models (networks of financial consultants and online banking and trading services);
- ***Asset Management,*** which specializes in protecting and increasing the value of customer investments through a series of innovative financial solutions (UCITs, asset management, institutional investor portfolios, etc.);
- ***Central Eastern Europe (CEE),*** which includes the businesses of the Group in the countries of Central and Eastern Europe (except Poland), including assets in Kazakhstan and Ukraine, which are subject to specific assessment;
- **Parent Company** and other companies.

The CGU is the lowest level for Group-level goodwill monitoring. The identified CGU's correspond to the organizational business units through which the Group develops its own activity and for which it provides segment reporting.

In the CGU "Central Eastern Europe" (CEE), additional tests were performed for each country where the Group operates. The allocation methodology adopted took into account synergies and expected results by the above organizational units.

The allocation of goodwill to the various CGUs called for two distinct phases:
- The first phase identified goodwill as the difference between the fair value of the purchase posted in the individual financial statement of the purchaser and the shareholders' equity at fair value after applying the purchase price method to the assets, liabilities and potential liabilities of the financial statement of the entity acquired (net of minority interests), assessed at fair value. This phase also took into consideration all fair value from transfers of companies or branches within the Group which took place as long as the purchase price allocation was provisional.
- The second phase allocated residual goodwill to the various CGUs, weighting them according to their respective fair value.

All identified goodwill has been allocated to the various CGUs.

The book value of the CGUs

The book value of the CGUs is determined in accordance with the criterion used to determine their recoverable value. The recoverable value of the CGUs includes flows from their respective financial assets and liabilities, so the book value must also include the financial assets and liabilities generating those flows.
The book value of each CGU is determined based on its contribution to consolidated shareholders' equity, including minority interests. Specifically, the book value of the EEC CGUs is determined via the summation of the individual book values of each company in the consolidated financial statement (corresponding to their book shareholders' equity), taking into account any intangible assets noted at the time of purchase (net of later amortization and impairment) and the consolidation entries.

Because it would be excessively complex to determine the carrying amount of the other CGUs based on book values, it is necessary to use operational factors to break them down correctly. These factors are determined by the Capital Management operating unit of the Finance and Administration Planning Department. In any case, intangible assets are attributed to the CGUs in accordance with the available accounting information.

The carrying amount of the CGUs as of June 30, 2010, determined as described above, and the portions of goodwill and other intangible assets allocated to each of them are shown below. The values refer to the situation after impairment testing.

(€ million)

CASH GENERATING UNIT (CGU)	VALUE AS AT 06.30.2010	OF WHICH GOODWILL (GROUP SHARE)	OF WHICH OTHER INTANGIBLE ASSETS(*)
Retail	12,321	6,637	201
Private Banking	671	287	48
Asset Management	1,979	1,845	-
Corporate & Investment Banking (CIB)	26,550	7,537	292
Central Eastern Europe (CEE)	16,053	4,462	230
of which:			
Ukraine	*1,125*	*543*	*23*
Kazakhstan	*1,042*	*738*	*42*
Group parent and other companies	7,014	40	1,963
Total	**64,588**	**20,808**	**2,734**

(*) Stated amounts are net of taxes.

Starting from Q2 2010 *Poland Markets* division's results are recognized according to the different business units in relation to the business relevance/ nature, i.e. broken down into *Corporate & Investment banking (CIB)*, *Retail* and *Private Banking*.

With the introduction of the new reporting, the Poland Markets Division's carrying amount and value in use, as well as the pro-rata goodwill, were allocated to the above mentioned business units. Similarly, the capital portion exceeding that absorbed by business segments was allocated to the Corporate Center.

For prudential reasons, the value in use of the reallocated segments was calculated by using the parameters already used by the *Poland Markets* CGU.

Estimating cash flows to determine the value in use of the CGUs

As noted, based on IAS 36, the impairment test for indefinite-life intangible assets must be performed at least annually and in any case whenever there is any indication that their value may be impaired. The referenced accounting principles require that the **impairment test** be carried out by comparing the book value of each CGU with its recoverable value. When the latter proves to be less than the book value, a write-down must be recorded in the financial statement. The recoverable value of the CGU is the greater of its fair value (net of sales costs) and the related value in use.

Part B - Consolidated Balance Sheet - Assets (Continued)

The recoverable amount relating to each CGU is the value in use and is determined on the basis of future cash flows expected from each CGU to which the goodwill has been allocated. These cash flows are estimated based on updated macroeconomic scenarios and according to further management assumptions. The Board of Directors approved the impairment test based on the updated assumptions described above.

The estimates used to measure cash flows and the associated growth rates are particularly complex due to the ongoing macroeconomic uncertainties which characterize the current and future scenario, as well as to the financial markets and real economy situation.

Projections of future profits were extended to 2019, in order to obtain an assessment of the earning capability of the Group and its ability to create value over time, notwithstanding the current macroeconomic downturn. These projections were developed for all CGUs and for the individual EEC countries.

Expected cash flow for 2019 represents the basis for calculating the Terminal Value, which represents the ability of the CGUs to generate future cash flows beyond that year. Based on the methodology most frequently used, Terminal Value is calculated as a perpetual income estimated on the basis of a normalized, economically sustainable cash flow, consistent with a constant or decreasing long-term growth rate ("g"), as required by the IAS/IFRS accounting standards.

The value in use is determined by discounting the financial flows at a rate that takes into account present market rates and the specific risks of the asset. Taking into consideration the different risk levels of their respective operating environments, we used different risk premiums for each CGU which were specific to the individual entity or operating sector. The discount rates included a component related to country risk.

The Discounted Cash Flow method (DCF) was used to calculate the value in use for the purposes of the impairment test. These cash flows were determined by taking the net profit (before minority interests) and subtracting the annual capital requirement generated by changes in the risk-weighted assets. This capital requirement was determined by taking into consideration the level of capitalization that the Group hopes to achieve in the long term.

The Discounted Cash Flow method used by the Group is based on three stages:
- initial period from 2010 to 2015, in which the most up-to-date internal estimates were taken into consideration, supplemented by the latest pre-closing evidence with regard to 2010. The figures for 2010 were prudentially re-assessed by Management in light of the forecasts made before the end of June 2010 to take into consideration the changed economic climate;
- intermediate period from 2016 to 2019, for which cash-flow projections were formulated using decreasing growth rates from the last forecast period of 2015 to those of the Terminal Value;
- Terminal Value, determined using notional growth rates of 2%. The notional GDP growth rate for the euro zone from 1995 to 2009 was 3.8% (1.8% actual growth and 2% inflation). For prudential reasons, 2% notional, corresponding to 0% actual, was taken;
- for USB and ATF, projections of income statement data for the intermediate period were made using prudent convergence vectors.

Assets used in the business (corporate assets) were allocated to their respective CGUs, as applicable. The recoverability of unallocated assets was tested at Group level.

Discount rates of cash flows

The main assumptions used by Management to calculate the CGUs' recoverable value were as follows:

CGU	INITIAL DISCOUNT RATE AFTER TAXES (Ke)	FINAL DISCOUNT RATE AFTER TAXES (Ke)	NOMINAL GROWTH RATE FOR THE CALCULATION OF TERMINAL VALUE
Retail [1]	9.45%	10.55%	2.00%
CIB [1]	10.70%	10.55%	2.00%
Private Banking [1]	9.65%	10.55%	2.00%
Asset Management	10.93%	10.55%	2.00%
Central Eastern Europe (CEE) [2]	16.67%	12.14%	2.00%
of which:			
JSC Ukrsotsbank (USB)	*27.46%*	*12.50%*	*2.00%*
JFC ATF Bank (ATF)	*15.85%*	*12.50%*	*2.00%*

1. Starting from June 2010 the Poland Markets CGU has been divisionalized and allocated to WE's CGUs. For prudential reasons, the parameters applied to Poland's business lines are consistent with those of the ex-PM's CGU (initial Ke: 13.02%, final Ke: 11,00%).
2. The discounting rate applied to the CEE CGU is the weighted average of discounting rates used by each Country.

As shown in the above table, future cash flows were discounted using a rate that estimated the cost of shareholders' equity (Ke) by incorporating various industry-related risk factors. The discount rate used was the nominal rate, net of taxes.

In particular, the initial cost of capital of the Group and the individual sectors is the sum of the following:
- Risk-free rate: the average over the last six years of the five-year euro swap rate. The six-year swap was adopted in line with the average economic cycle in the euro zone.
- Debt risk premium: the average over the last six years of the Credit Default Swap paid by UniCredit.
- Risk premium on own equity: calculated using the option-based model, based on the volatility of UniCredit's share price over the last six years. For the business segments, the last six years' average volatility of the shares of banks operating in the same sector was taken, while also taking into account the benefits of differentiation. The latter was determined considering the variance-covariance matrix of prices of banking groups used for the calculation of risk premium.

The initial cost of capital, differentiated by EEC country, is the sum of the following:
- Risk-free rate: the average over the last six years of the five-year local currency swap rate. If no swap rate was available, the most liquid and representative interbank rate was taken.
- Country Risk premium: the average Credit Default Swap paid by the country over the last six years (or shorter period in the absence of a sufficiently long history).
- Risk premium on own equity: calculated using the option-based model, based on the volatility of UniCredit's share price over the last six years.

The cost of capital used in discounting cash flows converges to a specific value for each CGU. This value was determined as the average of the cost of capital of a sample of European banks, calculated with the same methodology used for the initial cost of capital of the Group, expanding the risk-free rate and the CDS from 5 years to 10 years. The terminal value cost of capital used differed depending on whether the CGU was located in Western Europe, in an Eastern European country that would enter the euro zone by 2013, or in another country.

Results of the impairment test

The impairment test confirmed the carrying amount of goodwill in the first-half financial report as of June 30, 2009 for the Group and for all CGUs except for Kazakhstan, where the continuation of the economic crisis and the revision of strategic plans revealed the need to record a write-down of -€162 million.

For intangibles other than goodwill, the impairment test confirmed that their recoverable value exceeded the amount recognized in the consolidated financial statements, less already recorded provisions and deferred tax expense recorded for those assets.

The impairment test results show that the total utility value is largely in line with the total carrying amount. Therefore, negative changes of the measurements used and the information contained in the impairment tests could lead to reduction in value in future financial years.

It must also be emphasized that the parameters and information used to verify the recoverability of goodwill (in particular the expected cash flows for the various CGU, and the discount rates used) are significantly influenced by the macroeconomic and market situation, which may be subject, to currently unpredictable changes. The effect that these changes may have on the estimated cash flows of the different CGU, as well as on the main assumptions made, could therefore lead to different results in the coming financial years with respect to those reported in this Consolidated First Half Financial Report.

Part B - Consolidated Balance Sheet - Assets (CONTINUED)

Section 15 - Non-current assets and disposal groups classified as held for sale - Item 150 (assets) and 90 (liabilities)

These items include non-current assets and the group of associated assets and liabilities (i.e. a group of units generating financial cash flow) whose sale is highly probable.

They are recognized at the lesser of the carrying amount and fair value net of disposal costs.

Balance sheet data at June 30, 2010 mainly refer to the equity investments in IRFIS Mediocredito della Sicilia SpA and UniCredit Bank Suisse SA.

15.1 Non-current assets and disposal groups classified as held for sale: breakdown by type assets (€ '000)

	AMOUNTS AS AT	
	06.30.2010	**12.31.2009**
A. Individual assets		
A.1 Financial assets	808,433	533,465
A.2 Equity investments	173	182
A.3 Property, Plant and Equipment	20,373	67,400
A.4 Intangible assets	375	71
A.5 Other non-current assets	23,174	21,179
Total A	**852,528**	**622,297**
B. Asset groups classified as held for sale		
B.1 Financial assets held for trading	-	-
B.2 Financial assets at fair value through profit or loss	-	-
B.3 Available for sale financial assets	-	-
B.4 Held to maturity investments	-	-
B.5 Loans and receivables with banks	-	-
B.6 Loans and receivables with customers	-	-
B.7 Equity investments	-	-
B.8 Property, Plant and Equipment	-	-
B.9 Intangible assets	-	-
B.10 Other assets	-	-
Total B	**-**	**-**
Total A+B	**852,528**	**622,297**
C. Liabilities associated with assets classified as held for sale		
C.1 Deposits	363,178	270,926
C.2 Securities	-	-
C.3 Other liabilities	39,346	40,389
Total C	**402,524**	**311,315**
D. Liabilities included in disposal groups classified as held for sale		
D.1 Deposits from banks	-	-
D.2 Deposits from customers	-	-
D.3 Debt securities in issue	-	-
D.4 Financial liabilities held for trading	-	-
D.5 Financial liabilities at fair value through profit or loss	-	-
D.6 Provisions	-	-
D.7 Other liabilities	-	-
Total D	**-**	**-**
Total C+D	**402,524**	**311,315**

Liabilities

Section 1 - Deposits from banks - Item 10

1.1 Deposits from banks: product breakdown

(€ '000)

TYPE OF TRANSACTIONS/VALUES	AMOUNTS AS AT 06.30.2010	12.31.2009
1. Deposits from central banks	**19,743,066**	**19,684,972**
2. Deposits from banks	**95,619,892**	**87,115,180**
2.1 Current accounts and demand deposits	23,208,434	18,300,255
2.2 Time deposits	29,617,848	27,610,170
2.3 Loans	36,025,789	34,623,268
2.3.1 repos	*13,815,156*	*11,881,982*
2.3.2 other	*22,210,633*	*22,741,286*
2.4 Liabilities in respect of commitments to repurchase treasury shares	-	-
2.5 Other liabilities	6,767,821	6,581,487
Total	**115,362,958**	**106,800,152**

The sub-item 2.3 Loans includes repos executed using proprietary securities issued by Group companies, which were eliminated from assets on consolidation.

Section 2 - Deposits from customers - Item 20

2.1 Deposits from customers: product breakdown

(€ '000)

TYPE OF TRANSACTIONS/VALUES	AMOUNTS AS AT 06.30.2010	12.31.2009
1. Current accounts and demand deposits	224,051,891	217,353,447
2. Time deposits	102,607,752	111,557,776
3. Loans	42,982,197	29,726,942
3.1 repos	*34,437,334*	*20,471,063*
3.2 other	*8,544,863*	*9,255,879*
4. Liabilities in respect of commitments to repurchase treasury shares	546,934	528,773
5. Other liabilities	20,702,542	22,456,352
Total	**390,891,316**	**381,623,290**

Loans also include liabilities relating to repos executed using proprietary securities issued by Group companies, which were eliminated from assets on consolidation.

Section 3 - Debt securities in issue - Item 30

Debt securities in issue totaled €186,454 million as at June 30 2010, with a decrease of €28,319 million due to both bonds (-€10,555 million) and other securities (-€17,764 million).

Debt securities in issue: product breakdown

(€ '000)

TYPE OF SECURITIES/VALUES	AMOUNTS AS AT 06.30.2010 BALANCE SHEET VALUE	12.31.2009 BALANCE SHEET VALUE
A. Listed securities		
1. Bonds	151,114,595	161,669,590
1.1 structured	9,281,056	11,986,643
1.2 other	141,833,539	149,682,947
2. Other securities	35,339,632	53,103,287
2.1 structured	1,916,688	973,448
2.2 other	33,422,944	52,129,839
Total	**186,454,227**	**214,772,877**

The sum of the sub-items 1.1 "Structured bonds" and 2.1 "Other structured securities" was equal to €11,198 million and accounted for 6% of total debt securities. They mainly refer to equity-linked instruments and, to a lesser extent, to interest-rate linked instruments. UniCredit S.p.A. is nearly the sole contributor to such instruments.

The fair value of derivatives embedded in structured securities, presented in Line 20 of Assets and Line 40 of Liabilities and included in Trading derivatives - Others, amounted to a net balance of €363 million negative.

Part B - Consolidated Balance Sheet - Liabilities (Continued)

Section 4 - Financial liabilities held for trading - Item 40

Financial liabilities held for trading (as described into section 2 - Assets) increase from €114,045 million as at December 31 2009 to €139,487 million as at June 30, 2010. This change is created by derivatives whose increase is determined by market price movements (eg. interest rates, exchange rates, equity, etc.).

Financial liabilities held for trading: product breakdown (€ '000)

	AMOUNTS AS AT 06.30.2010			AMOUNTS AS AT 12.31.2009		
	FAIR VALUE			FAIR VALUE		
TYPE OF OPERATIONS / GROUP COMPONENTS	LEVEL 1	LEVEL 2	LEVEL 3	LEVEL 1	LEVEL 2	LEVEL 3
A. Financial liabilities						
1. Deposits from banks	575,317	870,756	-	413,127	314,145	498
2. Deposits from customers	6,330,545	16,220,226	2,568	5,095,740	16,672,064	835
3. Debt securities	2,415,125	10,921,401	697,694	3,016,297	10,897,173	703,797
3.1 Bonds	2,414,170	7,672,234	203,797	3,016,297	7,104,819	197,766
3.1.1 Structured	*48,744*	*5,592,552*	*190,663*	-	*866,464*	*25*
3.1.2 Other	*2,365,426*	*2,079,682*	*13,134*	*3,016,297*	*6,238,355*	*197,741*
3.2 Other securities	955	3,249,167	493,897	-	3,792,354	506,031
3.2.1 Structured	*955*	*3,232,300*	*493,897*	-	*3,792,354*	*506,031*
3.2.2 Other	-	*16,867*	-	-	-	-
Total A	**9,320,987**	**28,012,383**	**700,262**	**8,525,164**	**27,883,382**	**705,130**
B. Derivative instruments						
1. Financial derivatives	6,035,832	88,016,618	1,855,150	5,983,794	65,383,989	630,753
1.1 Trading	6,034,302	87,086,037	1,678,974	5,981,940	64,561,723	221,712
1.2 Related to fair value option	18	460,255	3,363	24	352,008	-
1.3 Other	1,512	470,326	172,813	1,830	470,258	409,041
2. Credit derivatives	785,236	3,475,055	1,285,621	304,656	3,364,685	1,263,662
2.1 Trading derivatives	785,236	3,430,453	1,285,202	304,656	3,345,481	1,263,629
2.2 Related to fair value option	-	39,317	-	-	18,868	-
2.3 Other	-	5,285	419	-	336	33
Total B	**6,821,068**	**91,491,673**	**3,140,771**	**6,288,450**	**68,748,674**	**1,894,415**
Total A+B	**16,142,055**	**119,504,056**	**3,841,033**	**14,813,614**	**96,632,056**	**2,599,545**
Total Level 1, Level 2 and Level 3			**139,487,144**			**114,045,215**

Valuations at fair value were classified according to a hierarchy of levels reflecting the significance of the valuations input. For further information see Part A - Accounting Policies - A.3 - Information on fair value.

Section 5 - Financial liabilities at fair value through profit or loss - Item 50

Financial liabilities at fair value through profit or loss decrease by €189 million to €1,423 million at June, 30 2010 from €1,612 million at December 2009.

Financial liabilities at fair value through profit or loss: product breakdown (€ '000)

	AMOUNTS AS AT 06.30.2010			AMOUNTS AS AT 12.31.2009		
	FAIR VALUE			FAIR VALUE		
TYPE OF TRANSACTIONS/VALUES	LEVEL 1	LEVEL 2	LEVEL 3	LEVEL 1	LEVEL 2	LEVEL 3
1. Deposits from banks	**-**	**-**	**264**	**-**	**-**	**149**
1.1 Structured	-	-	-	-	-	-
1.2 Others	-	-	264	-	-	149
2. Deposits from customers	**-**	**-**	**-**	**-**	**-**	**-**
2.1 Structured	-	-	-	-	-	-
2.2 Others	-	-	-	-	-	-
3. Debt securities	**-**	**1,372,272**	**50,959**	**-**	**1,560,578**	**51,748**
3.1 Structured	-	1,372,272	50,959	-	1,560,578	51,748
3.2 Others	-	-	-	-	-	-
Total	**-**	**1,372,272**	**51,223**	**-**	**1,560,578**	**51,897**
Total Level 1, Level 2 and Level 3			**1,423,495**			**1,612,475**

Valuations at fair value were classified according to a hierarchy of levels reflecting the significance of the valuations input. For further information see Part A - Accounting Policies - A.3 - Information on fair value.

Section 12 - Provisions for risks and charges - Item 120

As at June 30, 2010 **"Provisions for risks and charges"** amounted to €7,957 million, which is aligned to 2009 year-end amount (€7,982 million).
The sub-item **2. Other provisions for risks and charges**, which amounted as at June 30, 2010, to €3,367 million contains:

2.1 legal disputes: provisions for legal disputes, cases in which the Group is a defendant and post-insolvency clawback petitions. See Part E - Section 4 "Operational Risk" - item B - "Legal risk" for further information concerning legal disputes;
2.2 staff expenses: sundry HR costs;
2.3 other: provisions for risks and charges not attributable to the above items. See the table 12.4 below for details.

12.1 Provisions for risks and charges: breakdown

(€ '000)

ITEMS/COMPONENTS	AMOUNTS AS AT	
	06.30.2010	12.31.2009
1. Pensions and other post retirement benefit obligations	**4,589,498**	**4,590,628**
2. Other provisions for risks and charges	**3,367,295**	**3,391,803**
2.1 Legal disputes	1,358,942	1,350,196
2.2 Staff expenses	84,522	90,463
2.3 Other	1,923,831	1,951,144
Total	**7,956,793**	**7,982,431**

12.4 Provisions for risks and charges - other provisions - other

(€ '000)

	AMOUNTS AS AT	
	06.30.2010	12.31.2009
2.3 Other provisions for risks and charges - other		
- Real estate risks and costs	474,467	462,960
- Restructuring costs	108,027	149,009
- Out-of-court settlements and legal costs	87,231	126,435
- Allowances payable to agents	121,553	112,619
- Disputes regarding financial instruments and derivatives	207,382	243,334
- Other	925,171	856,787
Total	**1,923,831**	**1,951,144**

Section 15 - Group Shareholders' Equity - Items 140, 170, 180, 190, 200 and 220

At June 30, 2010 **Group Shareholders' Equity**, including profit for the period of €669 million, amounted to €64,429 million, as against €59,689 million at end 2009.

The table below shows the breakdown of Group equity and changes versus previous year:

Group Capital: breakdown

(€ million)

	AMOUNTS AS AT		CHANGES	
	06.30.2010	12.31.2009	AMOUNT	%
1. Share capital	9,649	8,390	1,259	15.0%
2. Share premium reserve	39,322	36,582	2,740	7.5%
3. Reserves	15,260	14,271	989	6.9%
4. Treasury shares	(4)	(6)	2	-33.3%
5. Revaluation reserve	(467)	(1,250)	783	-62.6%
6. Equity instruments	-	-	-	-
7. Net profits (loss)	669	1,702	(1,033)	-60.7%
Total	**64,429**	**59,689**	**4,740**	**7.9%**

The €4,740 million **increase in Group equity** is the result of:

- A €1,259 million increase in **share capital** due to:
  - the capital increase (scrip issue) resolved by the Shareholders' meeting on November 16, 2009, which was fully underwritten €1,259 million
- An increase in **share premiums** attributable to the scrip issue resolved by the Shareholders' meeting on November 16, 2009, which was fully underwritten; €2,740 million

Part B - Consolidated Balance Sheet - Liabilities (CONTINUED)

- An increase in **reserves** due to:
  - the allocation to the reserve fund of the 2009 profit (€1,702 million), net of the dividends paid (€550 million) — €1,152 million
  - the use of the reserve for capitalized costs following the capital increase resolved by the Shareholders' meeting on November 16, 2009 — (€83 million)
  - the use of the reserve for costs related to stock option (€0.1 million) and other changes, including the change in Treasury shares (€77.9 million) — (€78 million)
- An increase in the **revaluation reserve** due to:
  - an increase in exchange-rate differences — €982 million
  - a reduction in the value of financial assets available for sale: — (€483 million)
  - an increase in cash-flow hedge (€263 million) and an increase in the reserve for the valuation of equity investments valued at equity method (€21 million) — €284 million
- **Profit for the year** lower than in 2009 — (€1,033 million)

15.4 Reserves from allocation of profit from previous year: other information

(€ '000)

	AMOUNTS AS AT	
	06.30.2010	12.31.2009
Legal Reserve	1,439,180	1,434,080
Statutory Reserve	1,144,946	1,679,802
Other Reserves	12,675,517	11,157,283
Total	**15,259,643**	**14,271,165**

15.5 Other information

Revaluation reserve: breakdown

(€ '000)

ITEMS/TYPES	AMOUNTS AS AT 06.30.2010
1. Available-for-sale financial assets	(622,085)
2. Property, plant and equipment	-
3. Intangible assets	-
4. Hedges of foreign investments	-
5. Cash-flow hedges	717,384
6. Exchange differences	(847,493)
7. Non-current assets classified as held for sale	-
8. Special revaluation laws	277,020
9. Revaluation reserves of investments valued at net equity	7,771
Total	**(467,403)**

Part C - Consolidated Income Statement

Part C - Consolidated Income Statement

Following the amendment to Banca d'Italia Circular 262/2005, some tables were changed and First Half 2009 figures were reclassified accordingly. For further information see Part A - Accounting Policies.

Section 1 - Interest income and expense - Items 10 and 20

1.1 Interest income and similar revenues: breakdown

(€ '000)

	FIRST HALF 2010				FIRST HALF 2009
ITEMS/TYPE	DEBT SECURITIES	LOANS	OTHER TRANSACTIONS	TOTAL	TOTAL
1. Financial assets held for trading	518,406	24,357	64,577	607,340	1,083,057
2. Financial assets at fair value through profit or loss	80,016	47,802	-	127,818	232,367
3. Available-for-sale financial assets	629,159	671	-	629,830	505,821
4. Held-to-maturity investments	198,131	-	-	198,131	365,579
5. Loans and receivables with banks	134,335	328,294	-	462,629	1,099,680
6. Loans and receivables with customers	340,664	10,534,913	-	10,875,577	15,125,500
7. Hedging derivatives	X	X	1,243,865	1,243,865	643,976
8. Other assets	X	X	150,950	150,950	210,798
Total	**1,900,711**	**10,936,037**	**1,459,392**	**14,296,140**	**19,266,778**

The columns "Debt Securities" and "Loans" include interest income from impaired positions, other than income recognised under "write-backs", amounting to €3,008 thousand and €577,823 thousand respectively.

1.4 Interest expense and similar charges: breakdown

(€ '000)

	FIRST HALF 2010				FIRST HALF 2009
ITEMS/TYPE	DEBTS	SECURITIES	OTHER TRANSACTIONS	TOTAL	TOTAL
1. Deposits from Central banks	(53,835)	X	-	(53,835)	(235,442)
2. Deposits from banks	(588,959)	X	-	(588,959)	(1,149,239)
3. Deposits from customers	(2,010,386)	X	-	(2,010,386)	(3,867,134)
4. Debt securities in issue	X	(3,131,512)	-	(3,131,512)	(3,940,467)
5. Financial liabilities held for trading	(28,177)	(110,853)	(343,390)	(482,420)	(606,560)
6. Financial liabilities at fair value through profit or loss	-	(12,129)	-	(12,129)	(17,185)
7. Other liabilities and funds	X	X	(242,176)	(242,176)	(226,795)
8. Hedging derivatives	X	X	-	-	-
Total	**(2,681,357)**	**(3,254,494)**	**(585,566)**	**(6,521,417)**	**(10,042,822)**

Section 2 - Fee and commission income and expense - Items 40 and 50

In H1 2010 **Fee and commission income** totaled €5,274 million, up by 14% over H1 2009. This upward trend was mainly attributable to the management of current accounts (+205 million, or 33%) and Management, brokerage and consultancy services (+335 million, or 16%) which in turn was largely the result of the following components:

- segregated accounts €100 million (or 14%);
- placement of securities €160 million (or 85%);
- distribution of third-party services €83 million (or 20%).

2.1 Fee and commission income: breakdown

(€ '000)

TYPE OF SERVICES/VALUES	FIRST HALF 2010	FIRST HALF 2009
a) guarantees given	**297,906**	**270,544**
b) credit derivatives	**3,957**	**1,861**
c) management, brokerage and consultancy services:	**2,402,579**	**2,067,763**
1. securities trading	225,695	261,661
2. currency trading	216,944	210,327
3. portfolio management	827,363	727,122
3.1. individual	*149,976*	*169,075*
3.2. collective	*677,387*	*558,047*
4. custody and administration of securities	132,032	134,476
5. custodian bank	26,944	21,203
6. placement of securities	347,202	187,452
7. reception and transmission of orders	74,272	81,843
8. advisory services	59,213	34,038
8.1 related to investments	*22,032*	*12,231*
8.2 related to financial structure	*37,181*	*21,807*
9. distribution of third party services	492,914	409,641
9.1 portfolio management	111,309	60,263
9.1.1. individual	*17,389*	*4,722*
9.1.2. collective	*93,920*	*55,541*
9.2. insurance products	355,173	323,722
9.3. other products	26,432	25,656
d) collection and payment services	**863,151**	**899,607**
e) securitization servicing	**26,268**	**19,824**
f) factoring services	**50,571**	**46,689**
g) tax collection services	-	-
h) management of multilateral trading facilities	-	-
i) management of current accounts	**819,702**	**614,998**
j) other services	**810,037**	**705,762**
Total	**5,274,171**	**4,627,048**

Under "management, brokerage and consultancy services", 2009 figures were restated for sake of comparison.
Item j) Other services mainly includes commissions for loans amounting to €429 million, commissions for foreign operations and services totaling €62 million, commissions for other services to customers (e.g. treasury, merchant banking, etc.) of €132 million, commissions for ATM and credit card services - which are not included in item "collection and payment services" - amounting to €40 million.

Part C - Consolidated Income Statement (CONTINUED)

Fee and commission expense were €896 million, substantially in line with H1 2009. The main changes are:
- Credit derivatives - €20 million (or 32%);
- Portfolio management €19 million (or 32%);
- Custody and administration of securities - €22 million (or 18%);
- Collection and payment services €20 million (or 10%).

See the Report on Operations for a more detailed description of Group and divisional results.

2.2 Fee and commission expense: breakdown

(€ '000)

TYPE OF SERVICES/VALUES	FIRST HALF 2010	FIRST HALF 2009
a) guarantees received	**(91,219)**	**(92,371)**
b) credit derivatives	**(42,502)**	**(62,938)**
c) management, brokerage and consultancy services:	**(388,572)**	**(387,531)**
1. trading financial instruments	(49,342)	(57,957)
2. currency trading	(7,620)	(9,208)
3. portfolio management:	(80,112)	(60,630)
3.1. own portfolio	*(58,912)*	*(47,982)*
3.2. third party portfolio	*(21,200)*	*(12,648)*
4. custody and administration of securities	(100,415)	(122,472)
5. placement of financial instruments	(24,187)	(33,632)
6. off-site distribution of financial instruments, products and services	(126,896)	(103,632)
d) collection and payment services	**(224,849)**	**(204,548)**
e) other services	**(148,489)**	**(144,281)**
Total	**(895,631)**	**(891,669)**

Under "management, brokerage and consultancy services", 2009 figures were restated for sake of comparison.

Section 3 - Dividend income and similar revenue - Item 70

3.1 Dividend income and similar revenue: breakdown

(€ '000)

	FIRST HALF 2010		FIRST HALF 2009	
ITEMS/REVENUES	DIVIDENDS	INCOME FROM UNITS IN INVESTMENT FUNDS	DIVIDENDS	INCOME FROM UNITS IN INVESTMENT FUNDS
A. Financial assets held for trading	479,729	13,114	350,975	20,703
B. Available for sale financial assets	46,116	56,586	85,018	12,267
C. Financial assets at fair value thought profit or loss	11	443	1,020	9,017
D. Investments	6,743	X	11,894	X
Total	**532,599**	**70,143**	**448,907**	**41,987**
Total Dividends and Income from units in investment funds		**602,742**		**490,894**

Section 4 - Gains and losses on financial assets and liabilities held for trading - Item 80

First Half 2010 **Gains and losses on financial assets and liabilities held for trading**, which comprises the result of the disposal and evaluation of assets and liabilities held for trading, trading/losses from derivatives and due to exchange differences, is negative for €27 million, significantly reduced in respect of June, 30th 2009 (positive for €549 million).

The table below shows a breakdown of item 80, as well as the related changes.

Gains and losses on financial assets and liabilities held for trading

(€ million)

TRANSACTIONS/P&L ITEMS	FIRST HALF 2010	FIRST HALF 2009	CHANGE
Financial assets held for trading	578	1,837	(1,259)
Financial liabilities held for trading	193	(1,190)	1,383
Financial assets and liabilities in currency: exchange differences	(161)	(1,226)	1,065
Financial and credit derivatives	(637)	1,128	(1,765)
Total	**(27)**	**549**	**(576)**

See the Report on Operations for a more detailed description of Group and divisional results.

4.1 Gains and losses on financial assets and liabilities held for trading: breakdown

(€ '000)

TRANSACTIONS/P&L ITEMS	FIRST HALF 2010				
	UNREALIZED PROFITS (A)	REALIZED PROFITS (B)	UNREALIZED LOSSES (C)	REALIZED LOSSES (D)	NET PROFIT [(A+B)-(C+D)]
1. Financial assets held for trading	**1,812,225**	**2,955,094**	**(1,979,855)**	**(2,209,532)**	**577,932**
1.1 Debt securities	667,508	765,201	(636,861)	(321,988)	473,860
1.2 Equity instruments	449,044	1,498,918	(1,269,002)	(1,198,332)	(519,372)
1.3 Units in investment funds	61,234	112,489	(63,978)	(36,641)	73,104
1.4 Loans	600	4,723	(220)	(2,190)	2,913
1.5 Other	633,839	573,763	(9,794)	(650,381)	547,427
2. Financial liabilities held for trading	**1,830,197**	**1,074,332**	**(1,857,120)**	**(854,593)**	**192,816**
2.1 Debt securities	1,427,405	824,506	(1,611,176)	(472,853)	167,882
2.2 Deposits	-	-	(9)	-	(9)
2.3 Other	402,792	249,826	(245,935)	(381,740)	24,943
3. Other financial assets and liabilities: exchange differences	**X**	**X**	**X**	**X**	**(160,902)**
4. Derivatives	**76,009,337**	**24,903,642**	**(70,392,588)**	**(31,612,942)**	**(637,056)**
4.1 Financial derivatives:	75,371,869	24,839,099	(69,820,985)	(31,532,240)	(686,762)
- on debt securities and interest rates	*72,748,775*	*21,830,421*	*(66,954,642)*	*(28,318,126)*	*(693,572)*
- on equity securities and share indices	*2,572,139*	*1,267,841*	*(2,850,850)*	*(839,997)*	*149,133*
- on currency and gold	*X*	*X*	*X*	*X*	*455,495*
- other	*50,955*	*1,740,837*	*(15,493)*	*(2,374,117)*	*(597,818)*
4.2 Credit derivatives	637,468	64,543	(571,603)	(80,702)	49,706
Total	**79,651,759**	**28,933,068**	**(74,229,563)**	**(34,677,067)**	**(27,210)**

Section 5 - Fair value adjustments in hedge accounting - Item 90

In 2010 the item **Fair value adjustments in hedge accounting** amounted to €11 million (€26 million in first half 2009), which was the result of €4,188 million gains and €4,177 million losses.

5.1 Fair value adjustments in hedge accounting: breakdown

(€ '000)

PROFIT COMPONENT/VALUES	FIRST HALF 2010	FIRST HALF 2009
A. Gains on:		
A.1 Fair value hedging instruments	2,867,571	1,877,896
A.2 Hedged asset items (in fair value hedge relationship)	1,008,589	345,942
A.3 Hedged liability items (in fair value hedge relationship)	303,574	424,790
A.4 Cash-flow hedging derivatives	3,057	10,686
A.5 Assets and liabilities denominated in currency	5,104	537
Total gains on hedging activities (A)	**4,187,895**	**2,659,851**
B. Losses on:		
B.1 Fair value hedging instruments	(1,562,475)	(1,055,370)
B.2 Hedged asset items (in fair value hedge relationship)	(96,017)	(168,085)
B.3 Hedged liability items (in fair value hedge relationship)	(2,508,475)	(1,393,452)
B.4 Cash-flow hedging derivatives	(8,522)	(16,323)
B.5 Assets and liabilities denominated in currency	(1,202)	(632)
Total losses on hedging activities (B)	**(4,176,691)**	**(2,633,862)**
C. Net hedging result (A - B)	**11,204**	**25,989**

Part C - Consolidated Income Statement (CONTINUED)

Section 7 - Gains and losses on financial assets/liabilities at fair value through profit or loss - Item 110

Gains and losses on financial assets/liabilities at fair value comprise net gains arising from the valuation of financial assets and liabilities recognized in the accounts, as well as credit and financial derivatives economically associated to them and already recognized under Financial assets/ liabilities held for trading (sub-item Derivatives connected to the fair value option).

As at June 2010 this item showed a loss of €16 million (€143 million as at June 2009).

The table below summarizes the breakdown of item 110 in 2010 and 2009, as well as the related annual changes.

Changes in gains and losses in financial assets and liabilities at fair value through profit or loss: breakdown (€ million)

TRANSACTIONS/P&L ITEMS	FIRST HALF 2010	FIRST HALF 2009	CHANGE
Financial assets	361	(83)	444
Financial liabilities	13	(99)	112
Financial Assets and liabilities in currency: exchange differences	-	-	-
Financial and credit derivatives	(390)	39	(429)
Total	**(16)**	**(143)**	**127**

See the Interim Report on Operations for a more detailed description of Group and divisional results.

7.1 Net change in financial assets and liabilities at fair value through profit or loss: breakdown (€ '000)

TRANSACTIONS/P&L ITEMS	FIRST HALF 2010				
	UNREALIZED PROFITS (A)	REALIZED PROFITS (B)	UNREALIZED LOSSES (C)	REALIZED LOSSES (D)	NET PROFIT [(A+B)-(C+D)]
1. Financial assets	**441,437**	**40,181**	**(110,600)**	**(9,965)**	**361,053**
1.1 Debt securities	291,240	37,130	(83,249)	(2,176)	242,945
1.2 Equity securities	2,110	143	(7)	(149)	2,097
1.3 Units in investment funds	51,182	2,908	(14,081)	(755)	39,254
1.4 Loans	96,905	-	(13,263)	(6,885)	76,757
2. Financial liabilities	**35,357**	**1,560**	**(21,035)**	**(2,472)**	**13,410**
2.1 Debt securities	26,833	1,560	(20,050)	(2,472)	5,871
2.2 Deposits from banks	8,524	-	(985)	-	7,539
2.3 Deposits from customers	-	-	-	-	-
3. Financial assets and liabilities in foreign currency: exchange differences	**X**	**X**	**X**	**X**	**-**
4. Credit and financial derivatives	**25,120**	**81,882**	**(446,486)**	**(50,789)**	**(390,273)**
Total	**501,914**	**123,623**	**(578,121)**	**(63,226)**	**(15,810)**

Section 8 - Impairment losses - Item 130

8.1 Impairment losses on loans and receivables: breakdown (€ '000)

TRANSACTIONS/ P&L ITEMS	FIRST HALF 2010								FIRST HALF 2009 TOTAL
	WRITE-DOWNS (1)			WRITE-BACKS (2)				TOTAL (1)-(2)	
	SPECIFIC			SPECIFIC		PORTFOLIO			
	WRITE-OFFS	OTHER	PORTFOLIO	INTEREST	OTHER	INTEREST	OTHER		
A. Loans and receivables with banks	**(3,100)**	**(100,010)**	**(3,373)**	**-**	**13,479**	**-**	**3,472**	**(89,532)**	**(18,739)**
- Loans	-	(100,010)	(3,373)	-	13,479	-	1,878	(88,026)	(18,739)
- Debt securities	(3,100)	-	-	-	-	-	1,594	(1,506)	-
B. Loans and receivables with customers	**(603,804)**	**(4,753,932)**	**(262,740)**	**206,082**	**1,736,911**	**-**	**377,778**	**(3,299,705)**	**(3,939,639)**
- Loans	(603,804)	(4,753,901)	(251,692)	206,082	1,733,735	-	377,255	(3,292,325)	(3,883,190)
- Debt securities	-	(31)	(11,048)	-	3,176	-	523	(7,380)	(56,449)
C. Total	**(606,904)**	**(4,853,942)**	**(266,113)**	**206,082**	**1,750,390**	**-**	**381,250**	**(3,389,237)**	**(3,958,378)**

The columns "Write-backs: interest" disclose any increase in the presumed recovery value of impaired positions arising from interest accrued in the year on the basis of the original effective interest rate used to calculate write-downs.

Section 11 - Administrative costs - Item 180

In H1 2010 Administrative costs amounted to €7,406 million, down by €195 million (or 2.6%) over H1 2009.

In particular:

- **"payroll",** which includes the cost of staff leaving incentives paid following the business combinations with HVB and Capitalia and related restructuring programs in the amount of €11 million (€263 million in H1 2009), amounted to €4,664 million in H1 2010, down by €144 million;
- **"other administrative expenses",** amounted to €2,742 million and were substantially in line with H1 2009. The main changes were attributable to the following components:
  - advertising, marketing and communication +€46 million (or 30%);
  - credit risk costs +€32 million (or 32%);
  - information & communication technology expense -€57 million (or 9%);
  - real estate costs -€28 million (or 4%);
  - other functioning costs -€106 million (or 16%).

The €106 million decrease in Other functioning costs is reduced to €62 million, considering costs booked in H1 2009, referred to business combinations and reorganization with HVB and Capitalia groups, that were reclassified to Integration costs.

See the Interim Report on Operations for a more detailed description of Group and divisional results.

11.1 Payroll: breakdown

(€ '000)

TYPE OF EXPENSES/SECTORS	FIRST HALF 2010	FIRST HALF 2009
1) Employees	**(4,582,953)**	**(4,728,701)**
a) wages and salaries	(3,265,057)	(3,158,509)
b) social charges	(714,789)	(699,211)
c) severance pay	(88,091)	(64,231)
d) social security costs	(36,507)	(32,700)
e) allocation to employee severance pay provision	(34,212)	(50,586)
f) provision for retirement payments and similar provisions:	(148,770)	(144,546)
- defined contribution	*(3,022)*	*(2,215)*
- defined benefit	*(145,748)*	*(142,331)*
g) payments to external pension funds:	(113,023)	(135,305)
- defined contribution	*(99,461)*	*(121,482)*
- defined benefit	*(13,562)*	*(13,823)*
h) costs related to share-based payments	670	(26,254)
i) other employee benefits	(196,406)	(430,102)
l) recovery of compensation	13,232	12,743
2) Other staff	**(67,326)**	**(64,036)**
3) Directors and Statutory Auditors	**(13,913)**	**(15,017)**
4) Early retirement costs	**-**	**-**
Total	**(4,664,192)**	**(4,807,754)**

Item (i) "Other employee benefits" include costs of staff leaving incentives paid following the business combinations with HVB and Capitalia in the amount of €10,913 million (€ 262,632 in H1 2009) reclassified as "integration costs" in the condensed income statement.
2009 figures were restated for sake of comparison.

Part C - Consolidated Income Statement (Continued)

11.5 Other administrative expenses: breakdown

(€ '000)

TYPE OF EXPENSES/SECTORS	FIRST HALF 2010	FIRST HALF 2009
1) Indirect taxes and duties	**(230,897)**	**(236,536)**
1a. settled	(227,193)	(222,612)
1b. unsettled	(3,704)	(13,924)
2) Miscellaneous costs and expenses	**(2,511,145)**	**(2,557,191)**
a) advertising marketing and communication	**(197,818)**	**(152,317)**
advertising - campaigns & media	(69,933)	(55,307)
advertising - point of sale comunication & direct marketing	(16,459)	(17,113)
advertising - promotional expenses	(23,079)	(22,605)
advertising - market and comunication researches	(8,498)	(7,268)
advertising - sponsorship	(53,472)	(25,708)
entertainment and other expenses	(20,057)	(18,332)
convention and internal comunications	(6,320)	(5,984)
b) expenses related to credit risk	**(131,350)**	**(99,503)**
legal expenses to credit recovery	(84,394)	(59,103)
credit information and inquiries	(22,363)	(19,508)
credit recovery services	(24,593)	(20,892)
c) expenses related to personnel	**(177,598)**	**(168,998)**
personnel area services	(3,399)	(3,096)
personnel training & recruiting	(27,951)	(26,180)
travel expenses and car rentals	(113,105)	(107,062)
premises rentals for personnel	(22,281)	(21,801)
expenses for personnel financial advisors	(10,862)	(10,859)
d) Information & Communication Technology expenses	**(605,633)**	**(662,299)**
lease of ICT equipment and software	(122,278)	(112,698)
supply of small IT items	(2,929)	(2,864)
ICT consumables (ICT)	(8,204)	(7,561)
telephone, swift & data transmission (ICT)	(105,582)	(111,237)
ICT services	(213,167)	(260,367)
financial information providers	(71,081)	(74,009)
repair and maintenance of ICT equipment	(82,392)	(93,563)
e) consulting and professionals services	**(160,701)**	**(158,037)**
technical consulting	(46,580)	(39,091)
professional services	(32,803)	(40,026)
management consulting	(24,147)	(20,555)
legal and notarial expenses	(57,171)	(58,365)
f) real estate expenses	**(687,552)**	**(659,757)**
internal and external surveillance of premises	(42,934)	(43,215)
real estate services	(11,650)	(5,556)
cleaning of premises	(43,759)	(45,934)
repair and maintenance of furniture, machinery, equipment	(26,121)	(30,689)
maintenance of premises	(54,589)	(55,212)
premises rentals	(397,649)	(364,590)
utilities	(110,850)	(114,561)
g) other functioning costs	**(550,493)**	**(656,280)**
insurance	(50,626)	(51,135)
office equipment rentals	(3,001)	(3,504)
postage	(80,691)	(96,079)
printing and stationery	(27,335)	(29,428)
administrative services	(147,564)	(168,317)
logistic services	(19,096)	(21,577)
transport of documents	(32,194)	(34,289)
supply of small office items	(8,537)	(11,412)
donations	(10,892)	(7,685)
association dues and fees	(62,830)	(70,158)
others expences - other	(107,727)	(162,696)
Total (1+2)	**(2,742,042)**	**(2,793,727)**

Section 12 - Provisions - Item 190

Provisions for risks and charges, which amounted to €262 million as against the €225 million in H1 2009, were due to expected charges deriving from post-insolvency clawback petitions, claims for damages, litigation and disputes of other nature. This item is updated according to litigation undergoing and its expected outcome.

In particular **provisions** made in H1 2010 (€424 million) were around 32% higher than in H1 2009 (€321 million), while the **reallocation surplus** amounted to €163 million, as against €97 million as at June 30, 2009.

12.1 Net provisions for risks and charges: breakdown

(€ '000)

ASSETS/P&L ITEMS	FIRST HALF 2010 PROVISIONS (A)	FIRST HALF 2010 REALLOCATION SURPLUS (B)	FIRST HALF 2010 TOTAL (A-B)	FIRST HALF 2009 TOTAL
1. Other provisions				
1.1 legal disputes	(214.630)	97.994	(116.636)	(52.910)
1.2 staff costs	(2.000)	-	(2.000)	(25)
1.3 other	(207.862)	64.906	(142.956)	(171.690)
Total	**(424.492)**	**162.900**	**(261.592)**	**(224.625)**

The sub-item "1.3 other" mainly refers to costs deriving from contract obligations (€54 million), out-of-court disputes and legal expenses (€34 million), customer loyalty programmes (€11 million) and risks associated to real estate assets (€17 million).

Section 15 - Other operating net income - Item 220

Other operating net income is a residual item comprising sundry gains and expenses not attributable to other income statement items.

Other operating net income: breakdown

(€ '000)

P&L ITEMS/VALUES	FIRST HALF 2010	FIRST HALF 2009
Total other operating expense	(258,534)	(234,790)
Total other operating revenues	682,871	676,590
Other operating net income	**424,337**	**441,800**

15.1 Other operating expense: breakdown

(€ '000)

TYPE OF EXPENSE/VALUES	FIRST HALF 2010	FIRST HALF 2009
Costs for operating leases	(144)	(491)
Non-deductible tax and other fiscal charges	(2,278)	(1,881)
Writedowns on improvements of goods third parties	(31,926)	(28,449)
Costs related to the specific service of financial leasing	(57,086)	(46,096)
Other	(167,100)	(157,873)
Total other operating expense	**(258,534)**	**(234,790)**

The item "other" includes: costs associated to miscellaneous transactions/reimbursements of €53 million, ancillary costs associated to the leasing business of €30 million, miscellaneous costs associated to previous years of €14 million and costs associated to the non-banking business of €9 million.

15.2 Other operating revenues: breakdown

(€ '000)

TYPE OF REVENUE/VALUES	FIRST HALF 2010	FIRST HALF 2009
A) Recovery of costs	**208,891**	**211,370**
B) Other revenues	**473,980**	**465,220**
Revenue from administrative services	67,388	72,642
Revenues on rentals Real Estate investments (net of operating direct costs)	100,437	82,629
Revenues from operating leases	58,703	81,964
Recovery of miscellaneous costs paid in previous years	9,352	6,993
Revenues on Financial Leases activities	78,593	86,962
Others	159,507	134,030
Total operating revenues (A+B)	**682,871**	**676,590**

The item "other" includes: ancillary revenues associated to the leasing business of €31 million, revenues associated to the non-banking business of €20 million, reimbursement and compensation for damages of €8 million, sundry revenues of €12 million and removal of liabilities of €31 million.

Part C - Consolidated Income Statement (Continued)

Section 24 - Earnings per share

Earnings per share

	FIRST HALF 2010	FIRST HALF 2009
Net profit for the period attributable to the Group (thousands of euros) [1]	591,954	888,816
Average number of outstanding shares [2]	17,935,614,666	15,809,828,754
Average number of potential dilutive shares	2,155,005	-
Average number of diluted shares	17,937,769,671	15,809,828,754
Earnings per share €	**0.033**	**0.056**
Diluted earnings per share €	**0.033**	**0.056**

1. € 76,750 thousand was deducted from first half 2010 net profit of € 668,704 thousand due to disbursements charged to equity made in connection with the contract of usufruct on treasury shares agreed under the 'cashes' transaction.
   € 48,030 thousand was deducted from first half 2009 net profit of € 936,846 thousand due to disbursements charged to equity made in connection with the contract of usufruct on treasury shares agreed under the 'cashes' transaction.
2. Net of the average number of treasury shares (and of further 967,564,061 shares held under a contract of usufruct) and increased by the number of new shares issued as a consequence of the bonus issue approved by the Extraordinary Shareholders' Meeting on April 29, 2009, pursuant to Art. 2442 of the Italian Civil Code. Following the bonus issue, the number of ordinary shares outstanding before the event is adjusted for the proportionate change in the number of ordinary shares outstanding as if the event had occurred at the beginning of the earliest period presented (IAS 33 §28).

Part E - Information on risks and related risk management policies

Note:
As required by regulations (Banca d'Italia Circular letter n.263 issued on December 27th, 2006, Title 4), the disclosure (3rd Pillar of Basel 2) is published on UniCredit Group's website (www.unicreditgroup.eu).

Part E - Information on risks and related risk management policies

Part E - Risks ad related risk management policies only refers to the banking group.

Since insurance companies and other companies don't represent a significant business - if compared to bankig group - there is no specific section of this document on their risks and related risk management policies.

Risk Management in UniCredit Group

UniCredit Group monitors and manages its risks through rigorous methodologies and procedures proving to be effective through all phases of the economic cycle. The control and steering of the Group risks are exerted by the Holding Company Risk Management function (Group CRO), to which have been assigned the following tasks:
- optimizing asset quality and minimizing the cost of the relevant risks, in line with the risk / return targets assigned to each business area;
- determining, in concert with the CFO function, the Group's risk appetite and evaluating its capital adequacy, and cascading it to the Business Areas / Legal Entities, within Internal Capital Adequacy Process (ICAAP), consistently with Basel II Pillar II requirements;
- defining - in compliance with Basel II standards and Bank of Italy requirements - the Group rules, methodologies, guidelines, policies and strategies for risk management, and, in cooperation with the Organisation department, the relevant processes and their implementation;
- setting up a credit and concentration risk control system both for single counterpart / economic groups and significant clusters (e.g. as industrial areas / economic sectors), monitoring and reporting the limits beforehand defined;
- defining and providing to the Business Areas and to the Legal Entities the valuation, managerial, monitoring and reporting criteria of the risks and ensuring the consistency of systems and control procedures both at Group and Legal Entity level;
- supporting the Business Areas to achieve their targets, contributing to products and to business development;
- verifying, by means of the initial and ongoing validation process, the adequacy of the risk measurement systems adopted throughout the Group, steering the methodological choices towards higher and homogeneous qualitative standards and controlling the coherence of the usage of the above systems within the processes;
- setting up an adequate system of preventive risk analysis, in order to quantify the impacts of a quick worsening of the economic cycle or of other shock factors (i.e. Stress Test) on the Group's economic - financial structure. This holds for single risk types as well as their integration and comparison to available capital;
- creating a risk culture across the whole Group.

In light of the still challenging macroeconomic environment, a sound and effective risk management has highest priority within the Group. Therefore the Group CRO has implemented a new risk governance model emphasizing this guiding principle and aimed to:
- strengthen the capacity of steering, coordination and control activities of some aggregated risks (so called "Portfolio Risks"), through dedicated responsibility centres ("Portfolio Risk Managers") totally focused and specialized on such risks, from a Group and cross - divisional perspective;
- enhance coherence with the Group business model, ensuring clear specialization and focus - from a purely transactional perspective - of specific centres of responsibility ("Transactional Risk Managers") on risks originated by the Group "risk taking" functions (i.e. Business units, Treasury, Asset Management, CEE countries), keeping these centres of responsibility totally independent from the latter.

Consistently with the Risk Management architecture and in order to strengthen the capacity of independent steering, coordination and control of Group risks, to improve the efficiency and the flexibility on the risk decision process and to address the interaction between the relevant risk stakeholders, three distinct levels of Risk Committees are in place:
- the "Group Risk Committee" being responsible for the Group strategic risk decisions;
- the "Group Portfolio Risks Committees", tasked with addressing, controlling and managing the different portfolio risks;
- the "Group Transactional Committees", in charge of evaluating the single counterparts / transactions impacting the overall portfolio risk profile.

Section 1 - Credit Risk

QUALITATIVE INFORMATION

The Group's business and solidity in terms of profitability, capital and finance depend inter alia on the creditworthiness of its borrowers. The Group has therefore adopted procedures and rules that steer, govern and standardize the assessment and management of credit risk, in line with principles and best practice.
According to Pillar II provisions, credit risk strategies for the Group's credit portfolio are an advanced credit risk management tool. Consistent both with the budget process and with Pillar II / risk appetite framework, they are aimed to provide the concrete deployment of risk appetite targets by Strategic Business Area and Legal Entity, considering the expected vulnerability of the Group credit portfolios to adverse economic downturns as well as the quantification of the sectorial concentration risk.

In 2009 relevant enhancements to the Credit Portfolio Model, used for estimating Economic Capital on credit risk, have been introduced. A revision of the global correlation framework was implemented and combined with a more granular description of Central and Eastern European Countries' dependence on macroeconomic variables. Furthermore the correlation between retail and corporate exposures was reviewed, producing, on a global basis, a more robust design of the dependence in light of the recent financial turmoil. A new IT architecture for Credit VaR and stress testing has been developed. It is currently in the testing phase and deployment to production will be done in the second half 2010. Among other benefits, it will allow a better access to risk measures and robustness checks on input data. Additionally Group-wide rating models (e.g. Banks, Multinational Corporates) were reviewed and enhancements have been introduced.
In second half 2010 UniCredit will focus on the review of the rating model "Global Project Finance" as well as the development of a new Group-wide rating model for "Insurance Companies".
In order to promptly detect and react to a possible deterioration of the credit quality of a counterparty, credit monitoring activities have been further strengthened focusing on the early disclosure and management of exposures considered inhering "increased risks".

The timely identification and proper management of exposures with increased risk allow to intervene at a phase preceding potential default, when there is still the capability for repayment. Dedicated Group CRO reporting functions perform the reporting for credit risk at portfolio and individual counterparty level with the objective of analyzing the main risk components and their development over time, and thus to detect any signals of deterioration at an early stage and, subsequently, to put in place the appropriate corrective initiatives.
The fundamental objective of the reporting and monitoring activities performed by the CRO function is the analysis of the main drivers and parameters of credit risk (exposure at default ("EAD"), expected loss ("EL"), cost of risk, etc.) in order to promptly initiate any counter-measures on portfolios, sub-portfolios or individual counterparts.
For Financial Institutions, Banks and Sovereign counterparts a revised Group credit policy has been issued in February 2010 aiming at creating an efficient and comprehensive framework for the risk assessment, evaluation and management of credit business with such counterparties and with a specific focus on a strict Groupwide limit management system.
The crisis that the financial markets have endured since second half 2007 highlighted the need to strengthen within UniCredit Group the crisis management framework for Financial Institutions and Banks and a clear group wide communication process to monitor deteriorating FIB counterparts' creditworthiness. In this respect a Client Crisis Management Policy for Financial Institutions and Banks has been issued.
Country risk management processes are mainly concentrated at Holding Company level in terms of both methodological aspects and the decision-making process. In order to ensure a uniform assessment and monitoring approach and to define group-wide rules and principles for the governance of country limits, a revised Group credit policy was defined and issued in February 2010. A new methodology, consistent with the risk appetite framework, is planned to be introduced in 2010 to set plafond limits for individual Countries in a top-down / bottom-up process considering the risk of the Country, the size, regulatory capital limits, domestic corporate customer requests, business opportunities, current exposure, earning targets and strategic targets, including the target risk profile.
As far as credit risk mitigation is concerned, two special policies have been issued: i) "Collateral Management for OTC derivatives and Repo and securities lending business", aiming at defining an efficient and comprehensive framework for collateral management within UniCredit Group in order to safeguard the bank from avoidable risk-taking; ii) "Structured credit risk mitigation transactions - approval process and activities", strengthening the rules to assess the economic risk transfer and to ensure risk mitigation of the underlying portfolio.
In order to adequately support the Head of the "Group Risk Management" department in the operational management, such as overall coordination of all the risk reporting activities, IT Risk initiatives and activities as well as interaction of Risk Management with other HC functions on relevant issues (CFO, Audit and Compliance functions, HR and Organization) a dedicated Group Risk Management Operating Office" department has been set-up.
Key elements of the credit process and organization which further strengthen the risk management function in Italy have been defined in the first half-year of 2010. Further enhancements of the credit risk framework, also in light of the ONE4C project, will be therefore an ongoing task in the course of 2010.

Part E - Information on risks and related risk management policies (Continued)

QUANTITATIVE INFORMATION

A. Credit quality

A.1 Impaired and performing loans: amounts, writedowns, changes, distribution by business activity/region

Information contained in Part A.1 does not include equity instruments and units in investment funds.

A.1.1 Breakdown of financial assets by portfolio and credit quality (carrying value) (€ '000)

	BANKING GROUP					OTHER COMPANIES		
PORTFOLIO/QUALITY	NON-PERFORMING LOANS	DOUBTFUL ASSETS	RESTRUCTURED EXPOSURES	PAST-DUE	OTHER ASSETS	IMPAIRED	OTHERS	TOTAL
1. Financial assets held for trading	15,333	74,554	19,888	62,359	144,417,487	-	65,391	144,655,012
2. Available-for-sale financial assets	52,294	2,992	220	178	35,260,181	-	894,857	36,210,722
3. Held-to-maturity financial instruments	4,174	-	-	-	11,069,520	-	84,033	11,157,727
4. Loans and receivables with banks	152,091	30,908	163,370	-	79,805,178	-	143,712	80,295,259
5. Loans and receivables with customers	14,660,032	13,334,265	3,196,255	3,476,465	519,688,571	213,053	4,201,309	558,769,950
6. Financial assets at fair value through profit or loss	6,009	-	-	-	20,554,661	-	393,880	20,954,550
7. Financial instruments classified as held for sale	57,647	32,051	1,073	4,779	688,678	-	-	784,228
8. Hedging instruments	-	-	-	-	14,576,040	-	-	14,576,040
Total 06.30.2010	**14,947,580**	**13,474,770**	**3,380,806**	**3,543,781**	**826,060,316**	**213,053**	**5,783,182**	**867,403,488**
Total 12.31.2009	**12,816,988**	**11,695,661**	**3,568,166**	**3,555,894**	**797,454,016**	**188,884**	**5,802,066**	**835,081,675**

The banking group portion does not include intercompany accounts (including those with companies which are not consolidated).

Figures provided in line "5. Loans and receivables with customers" correspond to the table "Loans and receivables with customers - Asset quality" in the Report on Operations.

The amount of item 7 corresponds to total financial assets of the table 15.1 "Non-current assets and disposal groups classified as held for sale" in Part B - Consolidated Balance Sheet - Assets.

A.1.2 Breakdown of credit exposures by portfolio and credit quality (gross and net values) (€ '000)

	IMPAIRED ASSETS			PERFORMING			
PORTFOLIO/QUALITY	GROSS EXPOSURE	SPECIFIC WRITEDOWNS	NET EXPOSURE	GROSS EXPOSURE	PORTFOLIO ADJUSTMENTS	NET EXPOSURE	TOTAL (NET EXPOSURE)
A. Banking group							
1. Financial assets held for trading	172,381	247	172,134	X	X	144,417,487	144,589,621
2. Available-for-sale financial assets	87,093	31,409	55,684	35,263,105	2,924	35,260,181	35,315,865
3. Held-to-maturity financial instruments	56,961	52,787	4,174	11,069,532	12	11,069,520	11,073,694
4. Loans and receivables with banks	731,140	384,771	346,369	79,836,259	31,081	79,805,178	80,151,547
5. Loans and receivables with customers	63,443,970	28,776,953	34,667,017	522,707,517	3,018,946	519,688,571	554,355,588
6. Financial assets at fair value through profit or loss	6,009	-	6,009	X	X	20,554,661	20,560,670
7. Financial instruments classified as held for sale	156,633	61,083	95,550	692,129	3,451	688,678	784,228
8. Hedging instruments	-	-	-	X	X	14,576,040	14,576,040
Total A	**64,654,187**	**29,307,250**	**35,346,937**	**649,568,542**	**3,056,414**	**826,060,316**	**861,407,253**
B. Other consolidated companies							
1. Financial assets held for trading	-	-	-	X	X	65,391	65,391
2. Available-for-sale financial assets	-	-	-	894,857	-	894,857	894,857
3. Held-to-maturity financial instruments	-	-	-	84,033	-	84,033	84,033
4. Loans and receivables with banks	-	-	-	143,712	-	143,712	143,712
5. Loans and receivables with customers	248,275	35,222	213,053	4,202,472	1,163	4,201,309	4,414,362
6. Financial assets at fair value through profit or loss	2,603	2,603	-	X	X	393,880	393,880
7. Financial instruments classified as held for sale	-	-	-	-	-	-	-
8. Hedging instruments	-	-	-	X	X	-	-
Total B	**250,878**	**37,825**	**213,053**	**5,325,074**	**1,163**	**5,783,182**	**5,996,235**
Total 06.30.2010	**64,905,065**	**29,345,075**	**35,559,990**	**654,893,616**	**3,057,577**	**831,843,498**	**867,403,488**
Total 12.31.2009	**58,877,057**	**27,051,464**	**31,825,593**	**655,814,708**	**3,135,707**	**803,256,082**	**835,081,675**

Data concerning the banking Group are net of infragroup positions, including those with other entities included in the scope of consolidation.

On-balance sheet credit exposure to banks: gross and net values

(€ '000)

EXPOSURE TYPES / AMOUNTS	AMOUNTS AS AT 06.30.2010			
	GROSS EXPOSURE	SPECIFIC WRITEDOWNS	PORTFOLIO ADJUSTMENTS	NET EXPOSURE
a) Non-performing loans	401,565	240,110	X	161,455
b) Doubtful loans	57,666	26,758	X	30,908
c) Restructured exposures	282,858	119,488	X	163,370
d) Past due	-	-	X	-
e) Other assets	109,385,738	X	34,005	109,351,733
Total	**110,127,827**	**386,356**	**34,005**	**109,707,466**

The above data refer only to the Banking Group.
This table includes also exposures to banks classified in financial assets portfolios other than Loans and Receivables.

On-balance sheet credit exposure to customers: gross and net values

(€ '000)

EXPOSURE TYPES / AMOUNTS	AMOUNTS AS AT 06.30.2010			
	GROSS EXPOSURE	SPECIFIC WRITEDOWNS	PORTFOLIO ADJUSTMENTS	NET EXPOSURE
a) Non-performing loans	37,023,808	22,207,494	X	14,816,314
b) Doubtful loans	18,795,965	5,426,657	X	13,369,308
c) Restructured exposures	4,078,338	880,790	X	3,197,548
d) Past due	3,887,128	405,706	X	3,481,422
e) Other assets	625,481,110	X	3,022,409	622,458,701
Total	**689,266,349**	**28,920,647**	**3,022,409**	**657,323,293**

The above data refer only to the Banking Group including positions with the other entities included in the scope of consolidation.
This table includes also exposures to customers classified in financial assets portfolios other than Loans and Receivables.

Information on Structured Credit Products and Trading Derivatives with customers

The deterioration of US subprime loans was one of the main causes of the financial markets crisis, which started in H2 2007.
This deterioration caused a general widening of credit spreads and a gradual transformation of the securitized credits market into an illiquid market characterized by forced sales.
Given this situation the market's need for information on the exposures held by banks increased with structured credit products being traded directly or through SPVs.
This need was advocated also by several international and Italian organisms and regulators (viz., the Financial Stability Forum, the CEBS – Committee of European Banking Supervisors, Banca d'Italia and CONSOB) which asked banks to increase their disclosure based on a proposal deriving from the analysis of the best practices on disclosure and reporting.
Starting from the 2008 first-half report, the Group provides the following disclosure on consolidated SPEs (Special Purpose Entities), structured credit products, trading derivatives with customers and fair value measurement policies, whereas information on liquidity risk, sensitivity analysis and stress testing of the trading book, is given in Sections 2 and 3 below.
A glossary of terms and acronyms is included in the annexes hereto.

1. Structured Credit Products

A detailed description of the Group's business in structured credit products is provided below. We firstly analyze the Group's activity as "originator" (through SPVs) of the assets underlying securitization transactions and then the activity of other consolidated and non-consolidated SPVs, which have different underlying assets.
Information on the exposures to monoline insurers and leveraged finance, as well as details on the methods to calculate the fair value of structured credit products are also given below.

1.1 The Group as Originator

The Group's origination consists of the sale of on-balance sheet receivables portfolios to vehicles set up as securitization companies under Law 130/99 or similar non-Italian legislation.

The buyer finances the purchase of the receivables portfolios by issuing bonds of varying seniority and transfers its issue proceeds to the Group.

The yield and maturity of the bonds issued by the buyer therefore mainly depend on the cash flow expected from the assets being sold.

As a further form of security to bondholders, these transactions may include special types of credit enhancement, e.g., subordinated loans, financial guarantees, standby letters of credit or over-collateralization.

Part E - Information on risks and related risk management policies (CONTINUED)

The Group's objectives when carrying out these transactions are usually the following:
- to free up economic and regulatory capital by carrying out transactions that reduce capital requirements under current rules by reducing credit risk
- to reduce funding costs given the opportunity to issue higher-rated bonds with lower interest rates than ordinary senior bonds and
- to originate securities that can be used to secure repos with Banca d'Italia and the ECB (i.e. counterbalancing capacity).

The Group carries out both traditional securitizations whereby the receivables portfolio is sold to the SPV and synthetic securitizations which use credit default swaps to purchase protection over all or part of the underlying risk of the portfolio.

The Group makes limited use of this type of transactions. The amount of securitized loans[1], net of the transactions in which the Group has acquired all the liabilities issued by the SPVs (the so-called self-securitizations), accounts for approximately 5.35% of the Group's credit portfolio. Self-securitizations in turn account for 5.79% of the loan portfolio.

A Covered Bond (OBG - Obbligazioni Bancarie Garantite) Program was launched in 2008 under the provisions of Italian Law 130/99. The underlying residential mortgage loans were transferred to an SPE set up for this purpose and included in the Banking Group. Six tranches of OBG totaling €6.9 billion were issued, of which 3.4 billion retained in the Group.

As at June 30, 2010 similar covered bonds under German law (Pfandbriefe) amounted to €39,314,238 thousand, of which €30,791,607 thousand were backed by mortgage loans and €8,522,631 thousand by loans to the public sector.

Under traditional securitizations the Group retains the first loss in the form of junior bonds or similar exposure and in some cases provides further credit enhancement as described above. This enables the Group to benefit from the portion of the sold receivables' yield in excess of the yield due to the senior and mezzanine tranches.

Retention by the Group of the first loss risk and the corresponding yield means that most of the risk and return on the portfolio is retained. Consequently these transactions are recognized in the accounts as loans and no profits arising out of the transfer of the assets are recognized and the sold receivables are not derecognized.

Synthetic securitizations also entail retention of the receivables subject to credit default protection on the balance sheet. The swap is recognized in the accounts, as well as any other retained interest.

The following table shows the Group's retained **gross and net cash exposure** under securitizations in which it was the originator, subdivided according to whether or not the receivables were derecognized in the accounts.

The amounts given are mainly interests retained by the originator, net of self-securitizations. ABSs arising out of securitizations and held in the Corporate & Investment Banking Division's and UniCredit Bank Ireland's portfolio are also shown.

Exposures deriving from the securitization of own assets

(€ '000)

	BALANCE SHEET EXPOSURE AS AT		
	06.30.2010		12.31.2009
	GROSS EXPOSURE (*)	NET EXPOSURE (**)	NET EXPOSURE (**)
- Assets sold totally derecognized	1,538,825	1,127,561	1,210,928
- Assets sold but not derecognized	3,235,179	3,824,548	2,299,478
- Synthetic transactions	13,041,115	11,027,163	41,214,575
Total	**17,815,118**	**15,979,272**	**44,724,981**

(*) The gross exposure correspond to "risk retained", which is measured as the difference between the assets sold and the corresponding liabilities as at the sale date.
(**) The net exposure includes the sold loans' amount of yield due but not received in excess of amounts paid on securities places at third counterparties.

1. We refer to loans sold, also synthetically, but not derecognized from balance sheet.

Retained tranches break down according to **the level of subordination** as follows:

Exposures deriving from the securitization of own assets broken down by subordination degree (€ '000)

	AMOUNTS AS AT				
	06.30.2010				12.31.2009
	SENIOR	MEZZANINE	JUNIOR	TOTAL	TOTAL
Balance sheet exposure	**12,748,852**	**1,892,028**	**1,338,392**	**15,979,272**	**44,724,981**
- Assets sold totally derecognized	116,087	752,978	258,496	1,127,561	1,210,928
- Assets sold but not derecognized	2,763,810	157,310	903,428	3,824,548	2,299,478
- Synthetic transactions	9,868,955	981,740	176,468	11,027,163	41,214,575
Guarantees given	**-**	**73,928**	**-**	**73,928**	**77,956**
- Assets sold totally derecognized	-	73,928	-	73,928	77,956
- Assets sold but not derecognized	-	-	-	-	-
- Synthetic transactions	-	-	-	-	-
Credit facilities	**-**	**711,335**	**30,220**	**741,555**	**657,032**
- Assets sold totally derecognized	-	711,335	-	711,335	626,812
- Assets sold but not derecognized	-	-	30,220	30,220	30,220
- Synthetic transactions	-	-	-	-	-

The transactions included under "Assets sold and derecognized" are those in which the Group, while retaining most of the risk and return of the underlying receivables, nevertheless derecognized them because the transaction was prior to January 1st, 2002. On first adoption of IFRS the option permitted by IFRS 1 that allows assets sold before January, 1st 2004 not to be re-recognized, regardless of the amount of risk and return retained, was taken.

Cash exposures not derecognised increased to €3,825 million as at June 30, 2010 from €2,299 million as at December 31, 2009 due to purchases of bonds under the international offer to purchase made by UniCredit S.p.A. on January 25, 2010, which was subject to restrictions applying inter alia to Italian investors and closed on 5 February.

Moreover, the decrease in cash exposures concerning synthetic transactions from €41,215 million in December 2009 to €11,027 million in June 2010 was mainly due to the exercise of early termination of synthetic securitizations carried out in 2008 by using the "Supervisory Formula Approach" (SFA) provided by the Basel 2 agreement.

Beside the indicated exposures, the Group has also carried out traditional transactions concerning performing loans by purchasing the liabilities issued by the SPVs (so-called self-securitizations) for a total amount of €36,971,243 thousand.

However, assessment and monitoring of risk underlying securitizations are performed with regard not to exposure to the SPV but rather to the sold receivables, which are monitored continuously by means of Interim reports showing status of the receivables and repayment performance.

The following tables give a breakdown of the Group's retained (i.e., non-derecognized) receivables **by region and asset quality**, and **by traditional and synthetic securitizations**.

Securitized assets broken down by geographical area (€ '000)

	AMOUNTS AS AT 06.30.2010								
ASSETS SOLD BUT NOT DERECOGNIZED	ITALY	GERMANY	AUSTRIA	OTHER EU COUNTRIES	OTHERS EUROPEAN COUNTRIES (NON EU)	AMERICA	ASIA	REST OF THE WORLD	TOTAL
- Residential mortgage loans	8,951,443	-	-	-	-	-	-	-	8,951,443
- Leasing	3,302,579	-	-	76,685	142,940	-	-	-	3,522,204
- SME loans	-	-	-	-	-	-	-	-	-
- Corporate loans	-	3,751,277	-	-	-	-	-	-	3,751,277
- Others	-	-	-	-	-	-	-	-	-
Total	**12,254,022**	**3,751,277**	**-**	**76,685**	**142,940**	**-**	**-**	**-**	**16,224,924**

Part E - Information on risks and related risk management policies (Continued)

Securitized assets broken down by geographical area

(€ '000)

	AMOUNTS AS AT 06.30.2010								
SYNTHETIC TRANSACTIONS	ITALY	GERMANY	AUSTRIA	OTHER EU COUNTRIES	OTHERS EUROPEAN COUNTRIES (NON EU)	AMERICA	ASIA	REST OF THE WORLD	TOTAL
- Residential mortgage loans	-	6,486,975	-	-	-	-	-	-	6,486,975
- Commercial mortgage loans	-	899,005	-	-	-	-	-	-	899,005
- SME loans	1,849,031	3,784,251	1,649,769	57,986	-	6,767	-	-	7,347,804
- Corporate loans	384,639	354,728	1,502,180	434,366	-	74,170	-	19,058	2,769,141
- Others	-	462,584	7,023	77	-	3,049	-	-	472,733
Total	**2,233,670**	**11,987,543**	**3,158,972**	**492,429**	**-**	**83,986**	**-**	**19,058**	**17,975,658**

Securitized assets broken down by asset quality

(€ '000)

	AMOUNTS AS AT 06.30.2010		
ASSETS SOLD BUT NOT DERECOGNIZED	OTHER ASSETS (PERFORMING)	IMPAIRED ASSETS	TOTAL
- Residential mortgage loans	8,711,435	240,008	8,951,443
- Leasing	3,181,280	340,924	3,522,204
- SME loans	-	-	-
- Corporate loans	3,748,282	2,995	3,751,277
- Others	-	-	-
Total	**15,640,997**	**583,927**	**16,224,924**

Securitized assets broken down by asset quality

(€ '000)

	AMOUNTS AS AT 06.30.2010		
SYNTHETIC TRANSACTIONS	OTHER ASSETS (PERFORMING)	IMPAIRED ASSETS	TOTAL
- Residential mortgage loans	6,379,497	107,478	6,486,975
- Commercial mortgage loans	889,792	9,213	899,005
- SME loans	7,065,597	282,207	7,347,804
- Corporate loans	2,728,010	41,131	2,769,141
- Others	463,798	8,935	472,733
Total	**17,526,694**	**448,964**	**17,975,658**

Funded securitization structures originated by the Group have as underlyings residential mortgages originated in Italy corporate loans originated in Germany and leasing granted to Italian counterparties.
Synthetic securitization structures have mainly residential mortgages and loans to Corporate and Small Medium Entities originated in UE countries as underlyings.

Performing assets account for 96.4% of traditional securitizations' portfolio and 97.5% of synthetic transactions' portfolio.

The Group is not an originator of securitizations having as underlying US residential mortgages, neither prime nor subprime nor Alt-A.
The fair value of assets sold and not derecognized exceeds the carrying amount by over €1,300 million.

1.2 Other Consolidated SPVs

SPVs which do not perform securitization transactions of Group assets, but whose risks are mainly borne by the Group, which also receives their returns, are consolidated as well, even if they do not belong to the Banking Group.

Consolidation of these vehicles is required by IAS 27, and by the related interpretation SIC 12.

Starting from 2007, the consolidation perimeter includes vehicle companies sponsored by the Group and issuing commercial papers (so-called Asset Backed Commercial Paper Conduits) and set up both as multi-seller customer conduits to give clients access to the securitization market, and as arbitrage conduits.

In particular, Arabella Finance Ltd., Salome Funding Ltd. and Black Forest Funding Corp. are Customer Conduits, while Bavaria Universal Funding Corp. falls within the category of Arbitrage conduits.

Additionally, also the following vehicles are now included in consolidation, as they now meet the requirements provided by the above mentioned SIC 12 and the consolidation requirements under IFRS (see Part A - Accounting Policies, Section 3 - Consolidation Procedures and Scope): Altus Alpha Plc, Claris Ltd - serie 64/2006, Elektra Purchase no. 1, Grand Central Funding Corp., Redstone Mortgages Plc, SFCG Scudetto (substantially consolidated) and a further 11 vehicles operating in Tender Option Bond (TOB).

Customer conduits require the formation and management of a bankruptcy-remote company (i.e., one that would be immune from any financial difficulties of the originator) which directly or indirectly buys receivables created by companies outside the Group.

The receivables underlying these transactions are not bought directly by the conduit set up by the Group, but by a purchase company which in turn is wholly funded by the conduit by means of commercial paper or medium term notes.

In some circumstances purchase companies fund further SPVs which buy loan portfolio.

The main purpose of these transactions is to give corporate clients access to the securitization market and thus to lower funding costs than would be borne with direct funding.

Arbitrage conduits require the formation and management of an SPV that buys highly rated corporate bonds, asset-backed securities and loans.

The purpose is to achieve a profit on the spread between the yield on the assets held, usually medium/long-term, and the short/medium-term securities issued to fund the purchase.

The conduits' purchase of assets is financed by short-term commercial paper and medium-term note issues.

Payment of interest and redemption of the securities issued by the conduit therefore depends on cash flow from the receivables purchased (credit risk) and the ability of the conduit to roll over or replace its market funding on maturity (liquidity risk).

To guarantee prompt redemption of the securities issued by the conduit, these transactions are guaranteed by a standby letter of credit covering the risk of default both of specific assets and of the whole program.

The underwriters of issued securities also benefit from security provided by specific liquidity lines which the conduit may use if it unable to place new commercial paper to repay maturing paper, e.g. during market turmoil.

These liquidity lines may not however be used to guarantee redemption of securities issued by the conduit in the event of default by the underlying assets.

In its role as sponsor, the Group selects the asset portfolios purchased by conduits or purchase companies, provides administration of the assets and both standby letters of credit and liquidity lines.

For these services the Group receives fees and also benefits from the spread between the return on the assets purchased by the SPV and the securities issued.

Starting from H2 2007 the securities issued by these conduits experienced a significant contraction in investor demand. The Group has consequently purchased directly all their outstanding commercial paper.

Part E - Information on risks and related risk management policies (Continued)

This trend reached its peak in December 2008 with a balance sheet exposure of €5,268 million and has then been improving since 2009, as shown by the trend of exposures to conduits sponsored by the Group, which are disclosed in the table below.

Exposures sponsored by the Group (€ '000)

	AMOUNTS AS AT	
	06.30.2010	12.31.2009
Balance sheet exposures	**2,195,643**	**2,347,103**
- Arabella Finance Ltd (*)	147,591	-
- Bavaria Universal Funding Corp	656,752	751,603
- Salome Funding Ltd	1,391,300	1,595,500
Credit facilities	**1,490,583**	**1,614,149**
- Arabella Finance Ltd (*)	1,392,932	1,556,083
- Bavaria Universal Funding Corp	23,714	1,555
- Salome Funding Ltd	73,937	56,511

(*) including positions towards Black Forest Funding Corp.

The lines of credit shown are the difference between total credit lines granted and the amount of commercial paper underwritten by the Group. This figure is the additional risk exposure incurred by the Group and arising from commercial paper purchased by third parties and commitments to purchase further assets under the program.
Cash exposures are commercial paper purchased by the Group. These exposures are fully consolidated and therefore not visible in the consolidated accounts.
The assets of the above-mentioned SPVs are as follows: investment fund units for Altus Alpha Plc, synthetic securitization collateralized by debt securities for Claris Ltd - serie 64/2006, loans for the purchase of aircrafts for Elektra Purchase n° 1 Ltd, intercompany repurchase agreements for Grand Central Funding Corp., warehousing portfolio of UK mortgage loans for Redstone Mortgages Plc, Japanese mortgage loans for SFCG Scudetto, while Tender Option Bond vehicles operate in bonds issued by US local authorities and municipalized companies.
Due to its activity of loan and credit lines underwriting and the subscription of liabilities issued by these vehicles, also in these cases the Group bears most of the risk and receives most of the returns on this business.

The following table shows the amount of **exposures towards other consolidated SPVs**.

Exposures toward other consolidated SPV (€ '000)

	AMOUNTS AS AT	
	06.30.2010	12.31.2009
Balance sheet exposures	**2,911,766**	**2,754,750**
- Altus Alpha Plc	831,415	1,100,178
- Claris Ltd - serie 64/2006	49,644	n,a, (*)
- Elektra Purchase n° 1 Ltd	17,681	n,a, (*)
- Grand Central Funding Corp	81	70
- Redstone Mortgages Plc	1,733,988	1,652,735
- SFCG Scudetto	276,883	n,a, (*)
- TOB Trusts	2,074	1,767
Credit facilities	**276,766**	**324,752**
- Altus Alpha Plc	-	-
- Claris Ltd - serie 64/2006	-	n,a, (*)
- Elektra Purchase n° 1 Ltd	-	n,a, (*)
- Grand Central Funding Corp	12,387	139
- Redstone Mortgages Plc	-	-
- SFCG Scudetto	-	n,a, (*)
- TOB Trusts	264,379	324,613

(*) SPV included in consolidation starting from 2010.

According to the line-by-line consolidation method, the following items should be recognized in Consolidated Accounts:
- assets held by consolidated vehicles in place of the loans provided to them or the liabilities subscribed by Group companies, now eliminated on consolidation;
- loans to purchase companies for non-consolidated subordinated vehicles.

The consolidated Accounts include the substance of the assets in the books of the non-consolidated purchase companies because they are wholly financed by the consolidated conduits.

The following table gives the amount of the **consolidated SPVs' assets by region**.

Consolidated SPVs' assets broken down by geographical area

(€ '000)

	AMOUNTS AS AT 06.30.2010								
	CONSOLIDATED SPVS								
	ITALY	GERMANY	AUSTRIA	OTHER UE COUNTRIES	OTHER EUROPEAN COUNTRIES (NON UE)	AMERICA	ASIA	REST OF THE WORLD	TOTAL
- Residential mortgage loans	-	-	-	-	1,611,522	-	276,883	170,965	2,059,370
- Commercial mortgage loans	-	-	-	-	656,853	-	-	-	656,853
- Leasing	-	521,912	-	-	-	17,677	-	-	539,589
- Credit cards	-	-	-	-	-	-	-	-	-
- Consumer loans	692,916	-	-	-	-	-	-	-	692,916
- SME loans	-	-	-	-	-	-	-	-	-
- State related entities	-	-	-	-	-	-	-	-	-
- Others	80,073	264,366	-	-	217,953	232,051	-	-	794,443
- RMBS	-	-	-	-	-	1,698	-	-	1,698
- CMBS	-	-	-	-	-	133,910	-	-	133,910
- CDO	-	-	-	-	-	4,439	-	-	4,439
- CLO / CBO	-	-	-	-	-	104,794	-	-	104,794
- Corporate bonds	-	16,353	-	-	-	314,996	-	-	331,349
- Municipal and local Government bonds	-	-	-	-	-	269,555	-	-	269,555
- Investement funds	11,823	-	-	-	107,854	-	-	377,635	497,312
Total	**784,812**	**802,631**	**-**	**-**	**2,594,182**	**1,079,120**	**276,883**	**548,601**	**6,086,228**

The item "Others" comprises corporate loans and short-term commercial loans.

About 53% of the structured credit products (i.e. RMBS, CMBS, CDO and CLO/CBO) held by the conduits were rated A or better and over 43% were rated triple-A.

The underlyings were almost entirely of US origin.

The quality of assets held by consolidated vehicles, which are mainly mortgage loans and consumer loans is carried out by specific units using a look-through approach with the aim of analyzing the performance of the underlying receivables portfolios.
As at June 30, 2010 impaired loans were €351,497 thousand, attributable to Redstone Mortgage Plc and SFCG Scudetto.

The **residual life of consolidated vehicles' underlyings** is given in the following table. Average residual life is in most cases under one year or over five years.

Consolidated SPVs' assets broken down by residual life

(€ '000)

	AMOUNTS AS AT 06.30.2010			
REMAINING AVERAGE LIFE	LESS THAN 1 YEAR	1 TO 5 YEARS	OVER 5 YEARS	TOTAL
- Residential mortgage loans	522,462	-	1,536,908	2,059,370
- Commercial mortgage loans	-	-	656,853	656,853
- Leasing	521,912	17,677	-	539,589
- Credit cards	-	-	-	-
- Consumer loans	692,916	-	-	692,916
- SME loans	-	-	-	-
- State related entities	-	-	-	-
- Others	677,242	117,201	-	794,443
- RMBS	-	-	1,698	1,698
- CMBS	-	4,828	129,082	133,910
- CDO	-	-	4,439	4,439
- CLO / CBO	-	-	104,794	104,794
- Corporate bonds	2,757	41,789	286,803	331,349
- Municipal and local Government bonds	-	-	269,555	269,555
- Investement funds	480,272	17,041	-	497,312
Total	**2,897,561**	**198,536**	**2,990,132**	**6,086,228**

Assets recognized in financial statements, due to consolidation of vehicles, are a marginal portion of the Group's assets.

Part E - Information on risks and related risk management policies (CONTINUED)

The following table shows these **assets by balance sheet classification** and **as a percentage of total assets** in the same class.

Consolidated SPVs broken down by type of financial assets portfolio

(€ '000)

	AMOUNTS AS AT 06.30.2010					
	FINANCIAL ASSETS HELD FOR TRADING	FINANCIAL ASSETS MEASURED AT FAIR VALUE	LOANS AND RECEIVABLES	FINANCIAL ASSETS HELD TO MATURITY	FINANCIAL ASSETS AVAILABLE FOR SALE	TOTAL
Balance sheet amount	546.957	392.934	4.693.527	83.903	368.907	**6.086.228**
% IAS portfolio	0,35%	1,81%	0,73%	0,75%	0,92%	**0,70%**

1.3 Other non-consolidated SPVs

The Group is also an investor in structured credit instruments issued by vehicles which are not consolidated, as these instruments do not bear most of the risk and do not receive most of the return on the operations carried out by SPVs.

These exposures are mainly held on the books of the Corporate and Investment Banking Division (CIB) and UniCredit Bank Ireland.

This business was particularly affected by the difficult situation on the financial markets, which began in 2007 and determined a transformation of the structured credit product market into an illiquid market.

Against this background, in 2008 the Group ring-fenced these products in a specific Global ABS Portfolio managed with the aim of maintaining the holdings, also in view of the fact that the underlyings have good fundamentals. This portfolio is subject to monitoring and reporting of both credit risk and market risk.

This new strategy has been reflected in the accounts through the reclassification of most of these positions in the item "loans and receivables to customers" occurred for the most part in the second half of 2008 and, for the remaining, in the first half 2009. See Section 1.4 for information about the effects of this reclassification.

This portfolio shows the following characteristics:
- high *seniority* with an insignificant percentage of junior positions;
- predominance of residential mortgage-backed securities and commercial mortgage-backed securities;
- an insignificant portion of products has US Subprime or Alt-A mortgages as underlyings;
- high rating (over 93% of the positions is classified as "investment grade");
- mainly concentrated in EU Countries.

Main features of structured credit portfolio

(€ '000)

	06.30.2010				12.31.2009			
Measurement	FV/P&L	FV/EQUITY	AMORTISED COST	TOTAL	FV/P&L	FV/EQUITY	AMORTISED COST	TOTAL
Net exposure	479,987	133,588	7,338,786		557,590	214,650	7,898,756	
Seniority	SENIOR	MEZZANINE	JUNIOR		SENIOR	MEZZANINE	JUNIOR	
Net exposure	6,028,555	1,851,552	72,254		6,808,256	1,806,876	55,864	
Asset class	RMBS/CMBS	CDO/CLO	OTHER ABS AND LOANS	**7,952,361**	RMBS/CMBS	CDO/CLO	OTHER ABS AND LOANS	**8,670,996**
Net exposure	4,799,029	1,760,531	1,392,801		5,093,228	1,840,737	1,737,031	
Underlying	US SUBPRIME	US ALT-A	OTHER		US SUBPRIME	US ALT-A	OTHER	
Net exposure	39,524	57,995	7,854,842		35,678	52,117	8,583,201	

Rating %	AAA	OTHER INVESTMENT GRADE	NON INVESTMENT GRADE		AAA	OTHER INVESTMENT GRADE	NON INVESTMENT GRADE	
% on net exposure	43.66%	50.01%	6.33%	100%	50.81%	44.43%	4.76%	100%
Country %	US	EUROPEAN	OTHER		US	EUROPEAN	OTHER	
% on net exposure	12.17%	81.56%	6.27%		9.92%	82.93%	7.15%	

The following table gives Group's **exposure** to these instruments, which is limited, viz. 0,92% of **total financial instruments**.

Structured credit product exposures broken down by type of financial assets portfolio (€ '000)

	BALANCE SHEET EXPOSURE AS AT						
	06.30.2010						
	FINANCIAL ASSETS HELD FOR TRADING	FINANCIAL ASSETS MEASURED AT FAIR VALUE	LOANS AND RECEIVABLES	FINANCIAL ASSETS HELD TO MATURITY	FINANCIAL ASSETS AVAILABLE FOR SALE	TOTAL	12.31.2009 TOTAL
Balance sheet amount	384,019	95,968	7,161,819	176,967	133,588	7,952,361	8,670,996
% IAS portfolio	0.25%	0.44%	1.12%	1.59%	0.33%	0.92%	0.98%

A breakdown of the Group's **gross and net exposure to structured credit products**.

Structured credit product exposures (€ '000)

	AMOUNTS AS AT 06.30.2010	
EXPOSURE TYPE	GROSS EXPOSURE (NOMINAL AMOUNT)	NET EXPOSURE (CARRYING AMOUNT)
RMBS	3,523,460	3,374,115
CMBS	1,560,377	1,424,914
CDO	734,775	453,808
CLO/CBO	1,651,433	1,306,723
ABS others	1,294,827	1,075,319
Loans	317,482	317,482
Total	**9,082,354**	**7,952,361**

Cash exposure, as mentioned, consists almost entirely of asset backed securities amounting to € 7,634,879 thousand mainly held in the Global ABS portfolio in the books of the Corporate and Investment Banking (CIB) and UniCredit Bank Ireland.

Following tables reports, respectively for ABS, loans and guarantees, the exposure amount together with their seniority.

The tables do not show the ABSs originated by UniCredit securitizations, whether synthetic or traditional. These are shown in the table given in the 'Group as Originator' section above.

Structured credit product exposures broken down by subordination degree (€ '000)

	AMOUNTS AS AT 06.30.2010			
EXPOSURE TYPE	SENIOR	MEZZANINE	JUNIOR	TOTAL
- RMBS	2,873,219	490,494	10,402	3,374,115
- Prime	*2,630,356*	*348,322*	-	*2,978,678*
- Subprime	*4,657*	*9,950*	*5,641*	*20,248*
- Nonconforming	*238,206*	*132,222*	*4,761*	*375,189*
- CMBS	1,030,457	394,457	-	1,424,914
- CDO	217,791	234,159	1,858	453,808
- CDO of ABS / CDO of CDO	*2,173*	*53,578*	*20*	*55,771*
- CDO Balance Sheet	*159,882*	*16,981*	-	*176,863*
- CDO Market Value	-	-	-	-
- CDO Preferred Stock	-	*72,811*	-	*72,811*
- CDO Synthetic Arbitrage	-	*11,720*	*1,792*	*13,512*
- CRE CDO	*23,818*	*9,803*	-	*33,621*
- CDO others	*31,918*	*69,266*	*46*	*101,230*
- CLO/CBO	948,491	345,233	12,999	1,306,723
- CLO SME	*114,992*	*125,743*	*917*	*241,652*
- CLO arbitrage/balance sheet	*310,214*	*73,996*	*44*	*384,254*
- CLO / CBO altri	*523,285*	*145,494*	*12,038*	*680,817*
- Consumer loans	284,926	21,931	-	306,857
- Credit cards	62,407	6,425	-	68,832
- Student loans	78,881	56,840	-	135,721
- Leasing	132,206	49,002	-	181,208
- Others	324,207	28,670	29,824	382,701
Total balance sheet exposures	**5,952,585**	**1,627,211**	**55,083**	**7,634,879**

Part E - Information on risks and related risk management policies (CONTINUED)

Loans and guarantees

(€ '000)

	AMOUNTS AS AT 06.30.2010							
	ON BALANCE SHEET EXPOSURES				OFF BALANCE SHEET EXPOSURES			
EXPOSURE TYPE	SENIOR	MEZZANINE	JUNIOR	TOTAL	SENIOR	MEZZANINE	JUNIOR	TOTAL
Loans	**75,970**	**224,341**	**17,171**	**317,482**	**390,265**	**83,037**	**-**	**473,302**
- Residential mortgages		224,341	15,412	239,753	-	-	-	-
- Commercial mortgages	-	-	-	-	-	-	-	-
- CDO	-	-	-	-	-	-	-	-
- CLO	-	-	-	-	-	-	-	-
- Credit Cards	-	-	-	-	-	-	-	-
- Consumer loans	25,970	-	-	25,970	-	-	-	-
- Student Loans	-	-	-	-	-	83,037	-	83,037
- Others	50,000	-	1,759	51,759	390,265	-	-	390,265
Guarantees given	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**
Credit facilities	**-**	**-**	**-**	**-**	**13,097**	**-**	**-**	**13,097**

The above table presents the Group's exposure to SPEs, including guarantees given and lines of credit.

This support is generally given when structuring securitizations for third parties as manager or arranger of the transactions.

At June 30, 2010 the Group's exposure in structured credit products was €7,952,361 thousand, a reduction of over 8% from December 31, 2009 when the figure was €8,670,996 thousand.

The exposure in ABSs fell from €8,247,536 thousand at December 31, 2009 to €7,634,879 thousand.
Also exposure in the form of loans to vehicles fell from €423,460 thousand at December 31 to €317,482 thousand. Unutilized portion of credit lines and guarantees given amounts to €486,399 thousand.

In addition to reported exposures, the Group is exposed to Credit Default Swaps having structured credit products as underlyings. These instruments have a negative fair value of € 191,561 thousand and a notional amount of € 1,429,278 thousand.

The good credit quality of this portfolio is borne out by the fact that over 85% of these instruments are rated A or better and over 43% of the portfolio is triple-A rated.

At December 31, 2009 over 89% of these exposures were rated A and over 50% of the portfolio was rated triple-A.

81% of the exposure is toward countries belonging to European Union.
Exposure to Greece, Ireland, Portugal and Spain accounts for 20.18%, most of which concerns exposures to Spanish underlying assets (12.87%).

The following tables give a breakdown of the **net exposure** at June 30 2010, **by instrument, rating and region.**

Structured credit product exposures broken down by rating class

EXPOSURE TYPE	AAA	AA	A	BBB	BB	B	CCC	CC	C	NR
RMBS	61.47%	28.21%	2.23%	4.11%	1.68%	0.55%	0.75%	0.68%	0.32%	-
CMBS	26.10%	32.99%	24.73%	12.73%	2.04%	-	1.41%	-	-	-
CDO	3.22%	51.18%	2.51%	12.57%	8.11%	3.59%	12.66%	2.25%	1.61%	2.30%
CLO/CBO	13.54%	47.48%	19.81%	11.03%	4.55%	2.24%	0.29%	0.07%	-	0.99%
Other ABS	64.75%	15.82%	3.38%	10.92%	0.21%	0.17%	-	-	-	4.75%
Total	**43.66%**	**32.02%**	**9.62%**	**8.37%**	**2.42%**	**0.86%**	**1.40%**	**0.45%**	**0.23%**	**0.97%**

Structured credit product exposures broken down by geographical area

EXPOSURE TYPE	ITALY	OTHER UE COUNTRIES	OTHER EUROPEAN COUNTRIES (NON UE)	ASIA	USA	REST OF THE WORLD
RMBS	6.56%	81.58%	-	1.10%	2.21%	8.55%
CMBS	6.19%	82.49%	-	3.20%	7.01%	1.11%
CDO	-	22.21%	-	4.00%	67.17%	6.62%
CLO/CBO	0.07%	71.70%	3.21%	-	23.41%	1.61%
Other ABS	41.53%	42.96%	0.05%	1.35%	13.39%	0.72%
Total	**9.91%**	**71.09%**	**0.56%**	**1.51%**	**12.17%**	**4.76%**

The Group's portfolio includes the following:

RMBSs: Residential mortgage backed securities are notes issued by SPVs whose redemption depends on the performance of residential mortgages securitized by a non-Group originator.

An insignificant portion of these instruments has US Subprime or Alt-A mortgages as underlyings.

The following table shows the main characteristics of these instruments as at June 30, 2010 and December 31, 2009.

RMBS

	06.30.2010	12.31.2009
Gross Exposure	3,523,460	3,760,849
Net Exposure	3,374,115	3,579,329
% AAA	61.47%	72.55%
% Investment grade	34.55%	23.80%
% Sub Investment grade	3.98%	3.65%
% USA	2.21%	1.93%
% Europe	88.14%	88.96%
% Rest of the world	9.65%	9.11%
thereof US Subprime	20,248	20,173
there of US Alt-A	53,840	48,328

CMBSs: Commercial mortgage backed securities are notes issued by SPVs whose redemption depends on the performance of commercial mortgages securitized by a non-Group originator.

The following table shows the main characteristics of these instruments as at June 30, 2010 and December 31, 2009.

CMBS

	06.30.2010	12.31.2009
Gross Exposure	1,560,377	1,671,790
Net Exposure	1,424,914	1,513,899
% AAA	26.10%	29.56%
% Investment grade	70.45%	68.15%
% Sub Investment grade	3.45%	2.29%
% USA	7.01%	5.93%
% Europe	88.68%	86.64%
% Rest of the world	4.31%	7.43%
thereof US Subprime	-	-
there of US Alt-A	-	-

CDOs: Collateralized debt obligations are notes with varying seniority issued by SPVs in respect of debt instruments, including structured credit instruments (CDOs of ABS).

As with all asset-backed securities, redemption of these notes depends on the performance of the underlying assets and any additional security.

The purpose of these instruments is to benefit from the spread between the notes' yield and that of the assets.

An insignificant portion of these instruments has US Subprime or Alt-A mortgages as underlyings.

Part E - Information on risks and related risk management policies (CONTINUED)

The following table shows the main characteristics of these instruments as at June 30, 2010 and December 31, 2009.

CDO

	06.30.2010	12.31.2009
Gross Exposure	734,775	810,964
Net Exposure	453,808	457,409
% AAA	3.22%	10.38%
% Investment grade	66.26%	73.33%
% Sub Investment grade	30.52%	16.29%
% USA	67.17%	55.68%
% Europe	22.21%	25.95%
% Rest of the world	10.62%	18.37%
thereof US Subprime	19,276	15,505
there of US Alt-A	4,155	3,789

CLO/CBO: these instruments are notes issued by SPVs in respect of loans (Collateralized Loan Obligations - CLOs) and corporate bonds (Collateralized Bond Obligations - CBO).

The following table shows the main characteristics of these instruments as at June 30, 2010 and December 31, 2009.

CLO/CBO

	06.30.2010	12.31.2009
Gross Exposure	1,651,433	1,803,078
Net Exposure	1,306,723	1,383,328
% AAA	13.54%	16.33%
% Investment grade	78.32%	77.55%
% Sub Investment grade	8.14%	6.12%
% USA	23.41%	19.47%
% Europe	74.98%	79.01%
% Rest of the world	1.61%	1.52%
thereof US Subprime	-	-
there of US Alt-A	-	-

Other ABS: These instruments are structured credit products issued by SPVs in respect of consumer loans, student loans, leasing loans and other loans.

The following table shows the main characteristics of these instruments as at June 30, 2010 and December 31, 2009.

Other ABS

	06.30.2010	12.31.2009
Gross Exposure	1,294,827	1,512,854
Net Exposure	1,075,319	1,313,571
% AAA	64.75%	66.47%
% Investment grade	30.12%	28.36%
% Sub Investment grade	5.13%	5.17%
% USA	13.39%	10.29%
% Europe	84.54%	86.17%
% Rest of the world	2.07%	3.54%
thereof US Subprime	-	-
there of US Alt-A	-	-

Exposure to US Subprime and Alt-A Mortgages

The Group's exposure to US subprime and Alt-A mortgages was restricted to the above RMBSs and CDOs with these underlyings.

The Group has no mortgages classified as sub-prime in its loan book nor guarantees of such exposure.

The following table summarizes exposure to US Subprime and Alt-A mortgages, which was €97,519 thousand at June 30, 2010, i.e. an increase from December 31, 2009 when this figure was €87,795 thousand.

US Subprime and Alt-A exposures

(€ '000)

UNDERLYING / EXPOSURE TYPE	AMOUNTS AS AT 06.30.2010		
	CDO DI ABS	RMBS	TOTAL
US Alt-A	4,155	53,840	57,995
US Subprime	19,276	20,248	39,524
Total	**23,431**	**74,088**	**97,519**

Over 26% of instruments with US subprime underlyings were rated investment grade. Over 22% of instruments with Alt-A mortgage underlyings were rated investment grade or better. Their respective coverage ratios were 63.4% and 21.5%.

Percentage **composition of the vintage** of **US Subprime and Alt-A** exposures is reported in the following tables.

US Subprime and Alt-A percentage of exposures broken down by vintage

UNDERLYING / VINTAGE	BEFORE 2005	2005	2006	2007
US Alt-A	6.57%	28.48%	54.81%	10.14%
US Subprime	25.56%	53.54%	6.63%	14.27%
Total	**14.26%**	**38.64%**	**35.29%**	**11.81%**

1.4 Reclassification of Structured Credit Products

In 2008 and in H1 2009 most structured credit products were reclassified from financial assets held for trading or available for sale to "loans and receivables with customers", pursuant to the amendments to IAS 39 endorsed by Regulation EC 1004/2008 (see Part A.3.1 Transfers between portfolios).

The following table shows the amounts of these instruments which were subject to reclassification, the amounts which would have been recognized in the year if they had not been reclassified, as well as the amounts actually recognized in the year.

ACCOUNTING PORTFOLIO BEFORE RECLASSIFICATION	ACCOUNTING PORTFOLIO AFTER RECLASSIFICATION	CARRYING AMOUNT AS AT 06.30.2010	FAIR VALUE AS AT 06.30.2010	INCOME/EXPENSES ABSENT RECLASSIFICATION (BEFORE TAXES)		INCOME/EXPENSE RECOGNIZED DURING THE PERIOD (BEFORE TAXES)	
				FROM MEASUREMENT	OTHER	FROM MEASUREMENT	OTHER
Available for sale	Loans to customers	174,160	130,396	(28,855)	726	-	342
Held for Trading	Loans to customers	6,756,060	5,696,978	283,559	91,840	(8,269)	116,841
Total		**6,930,220**	**5,827,374**	**254,704**	**92,566**	**(8,269)**	**117,183**

These data include a non-significant amount of asset backed securities from own synthetic securitizations or in respect of which the underlying assets were derecognized from the balance sheet.

1.5 The Fair Value of Structured Credit Products

Structured credit products classified as financial assets held for trading, designated at fair value and available for sale are valued at their market value, in line with the general rules described in Part A.3 - Information on Fair Value of notes to 2009 Consolidated Accounts.

The deterioration of market conditions since H2 2007 made it particularly complex to valuate these products due to the gradual disappearance of a liquid secondary market characterized by executable prices that could be used for valuation purposes.

As described in Part A.3, in order to react to this new market environment, the Group has resorted to *Indipendent Price Verification* and *Fair Value Adjustment processes.*

In respect of structured credit products, this process requires that the prices for trading positions be verified monthly by Risk Management units that are independent from the units that assume the risk exposure, and that the fair value be adjusted in order to consider the subjectivity resulting from the use of illiquid parameters.

As a result of the valuation process described above, structured credit products are valued by using as a reference the prices of the main price providers (MarkIt). However, these valuations should be considered as "second-level" as they are not necessarily executable (for further information on fair value levels see Part A.3.2. Fair Value Hierarchy).

Part E - Information on risks and related risk management policies (Continued)

Absent this type of prices for the instrument being valued, its fair value is determined by using cash-flow discounting models.

These models discount the instrument's estimated cash flows at a rate that considers an adequate risk spread, whose determination is therefore fundamental for the valuation process.

In particular, the spread used is the average spread applied to instruments which are similar to that being valued in terms of asset class, rating, underlying geography.

Where it is impossible to identify similar instruments, the spread is anyway determined by considering instruments which are similar to that being valued, adjusted (through interpolation and extrapolation processes) to take into account the differences noted.

The value resulting from the described valuation models is based on inputs and prices which are not necessarily executable on the market.

The value is therefore subject to further fair value adjustments to consider the risks associated to the use of non-executable inputs and prices.

This adjustment, which is proportionate to the observability of prices/inputs used in the valuation, is determined according to the economic effects of a one notch downgrade of the instrument being valued, i.e. the use of a spread which is appropriate to a level of rating immediately lower than that used.

The fair value determined by using these valuation techniques is classified as level-2 or level-3 according to the degree of similarity between the spread and the instrument being valued, and the consequent significance of the calculated value adjustments.

87.41% of the portfolio is priced using level 2 methods and the remaining 12.59% according to level 3 methods.

Structured credit product exposures: fair value hierarchy

EXPOSURE TYPE	LEVEL 2	LEVEL 3
RMBS	94.34%	5.66%
CMBS	92.77%	7.23%
CDO	3.87%	96.13%
CLO	95.95%	4.05%
Other ABS	83.45%	16.55%
Total	**87.41%**	**12.59%**

1.6 Group Exposure to Monoline Insurers

The Group has limited exposure to monoline insurers.
It is not the usual practice of the Group to manage credit risk arising from ABS exposures through credit derivatives, or other guarantees with monoliners.
The Group has direct exposure to certain baskets of names which include monoliners.

The following table gives the amount of these **exposures** by **monoliner**.

Exposures to monoliners (€ '000)

COUNTERPARTY	NOMINAL AMOUNTS AS AT	
	06.30.2010	12.31.2009
AMBAC Financial Group	12,012	9,158
Assured Guaranty Corporation	4,550	7,660
Assured Guaranty Municipal Corporation	24,285	-
FGIC Corporation	-	5,081
FSA Global Funding	-	17,215
MBIA Insurance Corporation	26,591	27,348
Radian Group	32,242	34,983
XL Capital Assurance	-	4,551
Total	**99,680**	**105,997**

The Group's portfolio includes asset-backed securities and other debt securities amounting to €909,738 thousand, which are guaranteed also by monoline insurers.

1.7 Group Exposure to Leveraged Finance
As part of its lending business, the Group grants loans or credit lines that may be classified as leveraged finance, in that they finance the acquisition of significant stakes in target companies, which are usually subsequently absorbed by the borrower.

Repayment and debt service depend largely on the cash flow generated by the new company post-absorption.

These transactions bear good yields in terms of both interest and fees. However, the risk is higher given the borrower's greater leverage.

The Group is generally involved in leveraged finance through participation in syndicated loans made by a banking syndicate.

In June 2010 the total amount of these transactions, mainly concentrated in the CIB Division, was 7,997,800 thousand (net of value adjustments totaling € 100,700 thousand), over 63% of which was with 20 counterparties, almost totally EU residents.

These exposures are monitored continuously for credit quality by analyzing the borrower's business performance indicators and fulfillment of budget objectives in order to detect any lasting impairment losses.

In the case of further future syndications through the sale of a portion of the loan to third parties, at the same paying a portion of fees already received, these fees are not recognized as income.

2. OTC Trading Derivatives with Customers
The business model governing OTC derivatives trading with customers provides for centralization of market risk in the MIB Division, while credit risk is assumed by the Group company which, under the divisional or geographical segmentation model, manages the relevant customer's account.

The Group's operational model provides for customer trading derivatives business to be carried on, as part of each subsidiary's operational independence:

- by the Italian commercial banks that close transaction in OTC derivatives in order to provide non-institutional clients with products to manage currency, interest-rate and price risk. Under these transactions, the commercial banks transfer their market risks to the MIB Division by means of equal and opposite contracts, retaining only the relevant counterparty risk. The commercial banks also place or collect orders on behalf of others for investment products with embedded derivatives (e.g., structured bonds);
- by the MIB Division operating with large corporates and financial institutions, in respect of which it assumes and manages both market and counterparty risk;
- by UCB AG, BA AG and Pekao, which transact business directly with their customers.

UniCredit Group trades OTC derivatives on a wide range of underlyings, e.g.: interest rates, currency rates, share prices and indexes, commodities (precious metals, base metals, petroleum and energy materials) and credit rights.

OTC derivatives offer considerable scope for personalization: new payoff profiles can be constructed by combining several OTC derivatives (for example, a plain vanilla IRS with one or more plain vanilla or exotic options). The risk and the complexity of the structures obtained in this manner depend on the respective characteristics of the components (reference parameters and indexation mechanisms) and the way in which they are combined.

Credit and market risk arising from OTC derivatives business is controlled by the Chief Risk Officer competence line (CRO) in the Parent and/or in the Division or subsidiary involved. This control is carried out by means of guidelines and policies covering risk management, measurement and control in terms of principles, rules and processes, as well as by setting VaR limits.

This business with non-institutional clients does not entail the use of margin calls, whereas with institutional counterparties (dealt with by the MIB Division) recourse may be made to credit risk mitigation techniques, for example "netting" and/or collateral agreements.

It should be noted that write-downs and write-backs of derivatives to take account of counterparty risk are determined in line with the procedure used to assess other credit exposure, specifically:

- performing exposure to non-institutional clients is valued in most cases in terms of annual PD (Probability of Default) and LGD (Loss Given Default), in order to obtain a value in terms of 'expected loss' to be used for items designated and measured at fair value;
- non-performing positions are valued in terms of estimated expected future cash flow according to specific indications of impairment (which are the basis for the calculation of the amount and timing of the cash flow).

Part E - Information on risks and related risk management policies (CONTINUED)

Referring to write-downs and write-backs of derivatives to take account of counterparty risk totaled, no significant effects have affected First Half 2010 P&L.

Here follows the breakdown of balance-sheet asset item 20 "Financial assets held for trading" and of balance-sheet liability item 40 "Financial liability held for trading".

To make the distinction between customers and banking counterparties, the definition contained in Banca d'Italia Circular No. 262 as firstly updated on November 18, 2009 (which was used for the preparation of the accounts) was used as a reference.
Structured products were defined as derivative contracts that incorporate in the same instrument forms of contracts that generate exposure to several types of risk (with the exception of cross currency swaps) and/or leverage effects.

The balance of item 20 "Financial assets held for trading" of the consolidated accounts with regard to derivative contracts totaled € 96,457 million (with a notional value of € 2,168,892 million) including € 27,349 million with customers. The notional value of derivatives with customers amounted to € 290,579 million including € 268,393 million in plain vanilla (with a fair value of € 26,641 million) and € 22,186 million in structured derivatives (with a fair value of € 708 million). The notional value of derivatives with banking counterparties totaled € 1,878,313 million (fair value of € 69,108 million) including € 165,673 million related to structured derivatives (fair value of € 2,765 million).

Customers entered into a total of 5,585 structured derivative contracts with the Group that are reported in balance-sheet asset item 20 "Financial assets held for trading". Of these, the largest 20 customers in terms of exposure cover 31% of overall exposure (generating exposure of € 223 million for the Group).

The balance of item 40 "Financial liabilities held for trading" of the consolidated accounts with regard to derivative contracts totaled € 101,454 million (with a notional value of € 1,935,740 million) including € 22,457 million with customers. The notional value of derivatives with customers amounted to € 198,487 million including € 175,595 million in plain vanilla (with a fair value of € 21,638 million) and € 22,892 million in structured derivatives (with a fair value of € 819 million). The notional value of derivatives with banking counterparties totaled € 1,737,253 million (fair value of € 78,997 million) including € 123,886 million related to structured derivatives (fair value of € 3,012 million).

Section 2 - Market Risk

Generally speaking, banks' market risks are due to price fluctuations or other market risk factors affecting the value of positions on its own books, both the trading book and the banking book, i.e. those arising from business operations and strategic investment decisions. UniCredit Group's market risk management includes, therefore, all activities relating to cash and capital structure management, both in the Parent and in the individual Group companies.

The Parent monitors risk positions at the Group level. The individual Group companies monitor their own risk positions, within the scope of their specific responsibilities, in line with UniCredit Group supervision policies. The results of individual companies' monitoring activities are, in any event, shared with the Parent company.

The individual companies comprising the Group produce detailed reports on business trends and related risks on a daily basis, forwarding market risk documentation to the Parent company.

The Parent's Group Market Risk unit is responsible for aggregating this information and producing information on overall market risks.

Organizational Structure

The Parent's Board of Directors lays down strategic guidelines for taking on market risks by calculating capital allocation for the Parent company and its subsidiaries, depending on propensity for risk and value creation objectives in proportion to risks assumed.

The Parent's Risks Committee provides advice and recommendations in respect of decisions taken by the Chief Executive Officer and in drawing up proposals made by the Chief Executive Officer to the Board of Directors with regard to the following:

- the Group's risk appetite, including capitalization objectives, capital allocation criteria, risk-taking capacity, cost of equity and dividends policy, as well as internal capital limits;
- general strategies for the optimization of risks, general guidelines and general policies for Group risk management;
- internal models for measuring all types of risks to calculate regulatory capital;
- structure of limits by type of risk;
- strategic policies and funding plans.

Similarly, it decides on the following:
- the definition of guidelines relative to Group financial policies (asset and liability management strategies, including the Group-wide duration profile);
- the allocation of risk to the Business Units and to the Entities, specific risk-related guidelines and strategies and consequently setting of limits for achieving objectives in terms of risk appetite and limits by type of risk;
- methods for the measurement and control of the Group's aggregate risks (deriving from the aggregation of individual types of risk);
- guidelines, policies and strategies for real estate risk, financial investment risk and business risk;
- intervention plans in the event of critical aspects shown in the initial validation reports and over time;
- topics involving the implementation of Basel 2 standards, as well as the respective project and process activities.

The Risk Committee comprises the following members: the Chief Executive (Chair of the Committee), the Deputy General Managers, the Chief Risk Officer (chairs the Committee in the absence of the Chief Executive) and the Chief Financial Officer, the Legal & Compliance Officer, the CEE Division Program Officer, and the Human Resources Officer. The Head of the Group Internal Audit Department also attends meetings of the Risk Committee, but is not entitled to vote.

In June 2009, the Board of Directors approved the Group Risk Management reorganization guidelines, with the following objectives:
- improvement of directing, coordinating and control activities for some aggregate risks (so-called "Portfolio Risk"), through dedicated responsibility centers ("Portfolio Risk Managers") focusing and specializing entirely on the abovementioned risks, from a Group and cross-divisional standpoint;
- maintaining consistency with the Group business model, ensuring clear specialization and focus - from a purely transactional point of view - of specific centers of responsibility on risks originating with the Group functions assigned to assume risk, at the same time keeping these "centers of responsibility" ("Transactional Risk Managers") completely independent from the functions assigned to assume risk (e.g. Business Units, Cash Management functions, Asset Management, and CEE Countries).

With reference to Market Risk in particular, the "Markets & Balance Sheet Risks Portfolio Management" department was created, responsible for supervising and managing the overall profile for market risk and Group balance sheet and cash management by setting all the respective strategies, methodologies and limits.

The aforesaid department interfaces in turn and cooperates for market risk monitoring purposes with the so-called "Transactional" level functions responsible for all risks (market, but also credit and operational risk) originating with the relevant Strategic Business Areas (SBAs)/Business segments (CIB&PB, Retail, Treasury, Asset Management and CEE). For market risk purposes, the predominant exposure is found in the CIB&PB (Corporate, Investment Bank & Private Bank) SBA, within which the Investment Banking Division operates.

As part of the market risk reorganization described above, the structure of the Committees responsible for market risk was reviewed. This structure has three levels:
- First-level Committees;
  - Group Risk Committee
- Second-level Committees;
  - Group Market Risk Committee
  - Group Asset & Liabilities Committee
- Third-level Committees;
  - Group Transactional Markets Committee

In general, the Parent company proposes limits and investment policies for the Group and its entities in harmony with the capital allocation process when the annual budget is drawn up.

In addition, the Parent's Asset and Liability Management unit, in coordination with other regional liquidity centers, manages strategic and operational ALM, with the objective of ensuring a balanced asset position and the operating and financial sustainability of the Group's growth policies on the loans market, optimizing the Group's exchange rate, interest rate and liquidity risk.

In 2010, the Group continued to develop and expand existing models with the aim of achieving increasing accuracy in the representation of the Group's risk profiles for portfolios of complex financial products.

The monitoring of these risk profiles was made even more efficient and rapid with the introduction of individual risk limits, in addition to VaR limits, in relation to primary investment banking operations.

In the same way, and in an effort to achieve product/portfolio assessments based on more rigorous standards of prudence, methodologies for establishing valuation reserves for loan products were refined and made more specific with a special focus on structured loans.

Part E - Information on risks and related risk management policies (Continued)

Internal Model for Price, Interest Rate and Exchange Rate Risk of the Regulatory Trading Book

Within the organizational context described above, the policy implemented by the UniCredit Group within the scope of market risk management - and so, specifically, in managing interest rate risk - is aimed at the gradual adoption and use of common principles, rules and processes in terms of appetite for risk, ceiling calculations, model development, pricing and risk model scrutiny.

Group Market & Balance Sheet Risks Portfolio Department is specifically required to ensure that principles, rules and processes are in line with industry best practice and consistent with standards and uses in the various countries in which they are applied.
The main tool used by the UniCredit Group to measure market risk on trading positions is Value at Risk (VaR), calculated using the Historical simulation method. During this phase of convergence, however, some companies belonging to the Group still use a Monte Carlo-type simulation approach.

The Historical simulation method provides for the daily revaluation of positions on the basis of trends in market prices over an appropriate observation period. The empirical distribution of profits/losses deriving there from is analyzed to determine the effect of extreme market movements on the portfolios. The distribution value at the percentile corresponding to the fixed confidence interval represents the VaR measurement. The parameters used to calculate the VaR are as follows: 99% confidence interval; 1 day time horizon; daily update of time series, which can be extended to cover at least a year. Use of a 1-day time-horizon makes it possible to make an immediate comparison between profits/losses realized.

In its capital calculation and risk monitoring functions, UniCredit adopts the internal models used by UCB AG and BA AG and approved by the respective national supervisory authorities. For the purposes of calculating capital requirements, the internal model method has been authorized for full use for UCB AG and BA AG. No recourse is made, on the other hand, to the internal model for calculating capital requirements regarding trading positions in relation to the Parent company, UCI Ireland and Bank Pekao. The standardized measurement method is also applied to the calculation of capital covering the risk of holding banking book exposure in foreign currencies for the subsidiaries that do not perform trading activities.

The characteristics of the internal models are as follows:

- UCB AG: Monte Carlo simulation with the full evaluation of individual positions taken in options, with VaR calculated as 1-day expected loss with a 99% confidence interval. The Monte Carlo simulation is based on a variance-covariance matrix calculated on a one-year historical observation period without weighting.
- BA AG: Declustered[2] historical simulation based on a two-year historical observation period with VaR calculated as 1-day expected loss with a 99% confidence interval and with the full evaluation of individual positions taken in options.

Trading portfolios are subject to Stress Tests according to a wide range of scenarios for managerial reporting, which are described in paragraph 2.8 below. According to national regulations, some relevant scenarios are also a matter of regulatory reporting on a quarterly basis. Moreover, substitute risk measures, i.e. sensitivities, defined stress scenarios or the indication of nominal amounts, are considered and included in the regulatory reporting for the estimation of risks that are not covered by the VaR simulation of UCB AG internal model.

Apart from use in calculating capital requirements on market risks, internal models are applied to all positions included in the trading book to perform back testing, through the continuous comparison of the bank's daily VaR measures with the subsequent daily profit or loss. This test consists of comparing the estimated expected loss with clean P&L data, i.e. simulated changes in portfolio value that would occur were end-of-day positions to remain unchanged.

As for internal scenario analysis policies and procedures (i.e. "stress testing"), these procedures have been entrusted to the individual legal entities. Overall, however, a set of scenarios common to the Group as a whole, is applied to all positions in order to check on a monthly basis the potential impact that their occurrence could have on the global trading portfolio.

In aggregating the various risk profiles of the different risk taking units of the Group, the diversification arising from positions taken by group companies which have adopted different internal models has conservatively been disregarded when calculating the overall risk.

The harmonization of VaR methodologies and the definition of an appropriate consistent framework to come to the calculation of a Group's VaR is one of the main targets of the Market Risk reorganization within the group.

2.1 Interest Rate Risk - Trading Book

QUALITATIVE INFORMATION

Trading book interest rate risk arises from financial positions taken by Group specialist centers holding assigned market risk limits within certain levels of discretion. Apart from use of internal models in calculating capital requirements on market risks, risk positions in the Group are monitored and subject to limits assigned to the portfolios on the base of managerial responsabilities and not purely on regulatory criteria.

2. Historical returns for each risk factor are weighted by the ratio between the current volatility and the historical volatility.

As stated, the UniCredit Group uses a VaR internal model to control market risk on the trading book. VaR, being a single metric, thus quantifies overall market risk, which means that breaking it down into interest rate risk, price risk and exchange rate risk components is superfluous.

QUANTITATIVE INFORMATION

Trading Portfolio

Shown below are the VaR data on the overall market risk for the managerial trading book.

The following table gives the VaR for the aggregate risk of the trading portfolio.

Interest rate risk on trading book June 30, 2010

Daily VaR on Trading Book

(€ million)

		2010			2009
	06.30.2010	AVERAGE	MAX	MIN	AVERAGE
UniCredit Spa	2.1	3.7	5.1	2.1	3.9
UCI - Ireland	0.2	0.2	0.2	0.2	0.2
Fineco Bank	0.2	0.2	0.3	0.1	0.1
BA Group	9.7	12.4	16.5	8.5	21.7
HVB AG	35.7	27.0	44.9	18.5	57.8
UniCredit Group Total [1]	**47.9**	**43.5**	**67.0**	**29.3**	**83.7**

1. Total Var is computed as simply the sum of the different components, without taking into account differentiation effect among the various Entitles.

Changes in Risk

In H1 2010, UniCredit Group's market risk has stayed relatively stable, although some renewed volatility of credit spreads occurred which still represent the principal risk factor characterizing overall exposure. Volatility also affected other risk factors (interest rate risk, share prices and exchange rate risk).

At the same time the strategy of gradual reduction of exposure to non-core businesses has proceeded in line with set targets.

The following graphs analyze the back-testing results referred to the market risk on the trading book, in which VaR results for the last twelve months are compared to the theoretical profit and loss results for each main risk taker unit:


UCB AG
160,000,000
140,000,000
120,000,000
100,000,000
80,000,000
60,000,000
40,000,000
20,000,000
-
-20,000,000
-40,000,000
-60,000,000
-80,000,000
-100,000,000
-120,000,000
-140,000,000
-160,000,000
07.01.2009
07.29.2009
08.26.2009
09.23.2009
10.21.2009
11.18.2009
12.16.2009
01.15.2010
02.12.2010
03.12.2010
04.09.2010
05.07.2010
06.04.2010
P&L
UCB AG VaR

During H1 2010, 3 overdraft were recorded in UCB AG, due to exceptional market volatility conditions experienced in early May 2010 as a consequence of the Greece crisis and the subsequent rescue package by EU countries in the weekend of May 8th and 9th.

Part E - Information on risks and related risk management policies (CONTINUED)


BA AG
60,000,000
50,000,000
40,000,000
30,000,000
20,000,000
10,000,000
-
-10,000,000
-20,000,000
-30,000,000
-40,000,000
-50,000,000
-60,000,000
07.01.2009
07.22.2009
08.12.2009
09.02.2009
09.23.2009
10.14.2009
11.05.2009
11.26.2009
12.18.2009
01.14.2010
02.04.2010
02.25.2010
03.18.2010
04.09.2010
04.30.2010
05.25.2010
06.16.2010
P&L
BA AG's VaR

In BA no overdrafts were recorded in 2010.

2.2 Interest Rate Risk - Banking Book

QUALITATIVE INFORMATION

A. General aspects, operational processes and methods for measuring interest rate risk

Interest rate risk consists of changes in interest rates that are reflected in:

- interest income sources, and thus, the bank's earnings (cash flow risk);
- the net present value of assets and liabilities, due to their impact on the present value of future cash flows (fair value risk).

The Group measures and monitors this risk within the framework of a banking book interest rate risk policy that establishes consistent methodologies and models and limits or thresholds to focus on with regard to the sensitivity of net interest income and the Group's economic value.

Interest rate risk has an impact on all owned positions resulting from business operations and strategic investment decisions (banking book).

The sensitivity of net interest income calculated on the basis of a parallel and instantaneous shock of the interest rate curve of 100bp is €425 million at the end of H1 2010 (or -€686 in case of a reduction), substantially in line with end-2009 data. This value highlights the effect of rate changes on the banking book, without considering any future changes in the asset and liabilities composition.

As at June 30, 2010, the sensitivity of the economic value of the assets to an instantaneous and parallel rate change of +1 bp is -€1 million[3].

These measures include an estimate of prepayments and the risk generated by sight items with customers, whose stability and partial and delayed capacity to react to interest rate changes were analysed on the basis of a wide series of historical data.

3. Excluding UC Leasing, UC Factoring, UC Luxembourg and other smaller companies.

The main sources of interest rate risk can be classified as follows:

- repricing risk - the risk resulting from timing mismatches in maturities and the repricing of the bank's assets and liabilities; the main features of this risk are:
  - yield curve risk - risk resulting from exposure of the bank's positions to changes in the slope and shape of the yield curve;
  - basis risk - risk resulting from the imperfect correlation in lending and borrowing interest rate changes for different instruments that may also show similar repricing characteristics;
- optionality risk - risk resulting from implicit or explicit options in the Group's banking book positions.

Some limits have been set out, in the above described organization, to reflect a risk propensity consistent with strategic guidelines issued by the Board of Directors. These limits are defined in terms of VaR (calculated using the methodology described above in relation to the trading portfolio), Sensitivity or Gap Repricing for each Group bank or company, depending on the level of sophistication of its operations. Each of the Group's banks or companies assumes responsibility for managing exposure to interest rate risk within its specified limits. Both micro and macro-hedging transactions are carried out for this purpose.

At the consolidated level, Group HQ's Asset Liability Management Unit takes the following measures:

- it performs operating sensitivity analysis in order to measure any changes in the value of shareholders' equity based on parallel shocks to rate levels for all time buckets along the curve;
- using static gap analysis (i.e., assuming that positions remain constant during the period), it performs an impact simulation on interest income for the current period by taking into account different elasticity assumptions for demand items;
- it analyses interest income using dynamic simulation of shocks to market interest rates;
- it develops methods and models for better reporting of the interest rate risk of items with no contractual maturity date (i.e., demand items).

In coordination with the Group's ALM and Treasury Areas, the Market and Balance Sheet Risks Portfolio Management Area sets interest rate risk limits using VaR methodologies and verifies compliance with these limits on a daily basis.

B. Fair value hedging operations

Hedging strategies aimed at complying with interest rate risk limits for the banking portfolio are carried out with listed or unlisted derivative contracts, and the latter, which are commonly interest rate swaps, are the type of contracts used the most.

Macro-hedging is generally used, meaning hedges related to the amounts of cash contained in asset or liability portfolios. Under certain circumstances, the impact of micro-hedges related to securities issued or individual financial assets are recognized (especially when they are classified in the available-for-sale portfolio).

C. Cash flow hedging operations

In certain instances, cash flow hedging strategies are also used as an alternative to fair value hedging strategies in order to stabilize income statement profits in the current and future years. Macro-hedging strategies are mainly used and they may also refer to the interest rate risk of the core portion of financial assets "on demand."

Bank portfolio: internal models and other sensitivity analysis methodologies

Please refer to paragraph "2.1 Interest Rate Risk - Regulatory trading book" - Quantitative information" for the aggregate sensitivity analysis model, used to measure the different risks.

2.3 Price Risk - Regulatory Trading Book

QUALITATIVE INFORMATION

A. General Information

As described above, price risk relating to equities, commodities, investment funds and related derivative products included in the trading book, originates from positions taken by Group specialist centers holding assigned market risk limits within certain levels of discretion.

Price risk deriving from own trading of these instruments is managed using both directional and relative value strategies via direct sale and purchase of securities, regulated derivatives and OTCs and recourse to security lending. Volatility trading strategies are implemented using options and complex derivatives.

Part E - Information on risks and related risk management policies (Continued)

B. Price Risk Management Processes and Measurement Methods
For both a description of internal processes for monitoring and managing risk and an illustration of the methodologies used to analyze exposure, please refer to introduction on internal models.

2.4 Price Risk - Banking Book

QUALITATIVE INFORMATION

A. General Aspects, Price Risk Management Processes and Measurement Methods
Banking book price risk primarily originates in equity interests held by the Parent company and its subsidiaries as a stable investment, as well as units in mutual investment funds not included in the trading book in so far as they are also held as a stable investment.

Just in respect of these last instruments, internal price risk management and measurement processes reproduce what has already been said with regard to the regulatory trading book.

2.7 Sensitivity Analysis and Stress Testing
The Group conducts sensitivity analysis weekly to determine the effect on the income statement of changes in the value of individual risk factors or several risk factors of the same type. The analysis covers the CIB division's entire portfolio.
The following information covers sensitivity to interest rates, credit spreads, exchange rates, share prices and commodity prices.

Reference date for all Sensitivities reported is June 30, 2010.

Interest-Rate Sensitivity
Sensitivity to changes in interest rates is determined using both parallel shifts of interest-rate curves, and changes in the curve itself.
The curves are analyzed using parallel shifts of +1 basis point, ±10bps and ±100bps.

For each 1bp shift, sensitivity is calculated for a series of time-buckets.
Sensitivity for changes in the steepness of the rate curve is analyzed by clockwise turning (Turn CW), i.e. an increase in short-term rates and a simultaneous fall in long-term rates, and by counter-clockwise turning (Turn CCW), whereby short-term rates fall and long-term rates rise.

Currently, clockwise and counter-clockwise turning use the following increases/decreases:
- +50bps/-50bps for the one-day bucket
- 0 bps for the one-year bucket
- -50bps/+50bps for the 30-year plus bucket
- for each of the above buckets, the change to be set is found by linear interpolation.

(€ million)

INTEREST RATES	+1BPS LESS THAN 3 MONTHS	+1BPS 3 MONTHS TO 1 YEAR	+1BPS 1 YEAR TO 2 YEARS	+1BPS 2 YEARS TO 5 YEARS	+1BPS 5 YEARS TO 10 YEARS	+1BPS OVER 7 YEARS	+1 BPS TOTAL	-10 BPS	+10 BPS	+100 BPS	CW	CCW
Total	**0.3**	**0.4**	**-0.2**	**0.4**	**0.1**	**0.5**	**1.5**	**-24.2**	**14.8**	**205.3**	**-23.8**	**21.3**
of which: EUR	0.6	0.1	-0.2	0.3	0.1	0.3	1.1	-22.7	10.8	181.3	-6.5	9.1
USD	-0.1	0.1	0.2	-	-	0.1	0.2	-9.1	-3.6	17.9	-17.4	1.8
GBP	-	-	-	0.1	0.1	-	0.1	-7.0	-5.6	1.1	-9.2	-3.7
CHF	-0.1	0.1	-	-	-0.1	0.1	0.1	-6.4	-6.1	-4.6	-10.5	-4.4
JPY	-	-	-	-	-	-	-	-3.6	-6.3	-6.1	-5.8	-6.4

Credit Spread Sensitivity
Credit spread sensitivity is calculated by assuming a worsening of creditworthiness seen in a parallel shift of +1bp/+10bps/+100bps in the credit spread curves.

These sensitivities are calculated both inclusively, assuming a parallel shift of all the credit spread curves, and in respect of specific rating classes and economic sectors.

In addition to the foregoing, the sensitivity resulting from a deterioration of creditworthiness (i.e. a change of relative +50%) or an improvement (i.e. a change of relative -50%) is calculated; in this case the shape of the credit spread curves is also changed, since the change in bps of higher spreads will be greater than that of lower spreads.

In this regard, the results of a +50% spread widening are largely in line with December 2009.

(€ million)

	+1BP LESS THAN 6 MONTHS	+1BP 6 MONTHS TO 2 YEARS	+1BP 2 YEARS TO 7 YEARS	+1BP OVER 7 YEARS	+1 BPS TOTAL	+10BPS	+100BPS	-50%	+50%
TOTAL	**-0.3**	**-1.2**	**-3.5**	**-2.1**	**-7.0**	**-72.4**	**-707.2**	**1.338.0**	**-1.069.8**
RATING									
AAA	-0.1	-0.4	-2.0	-1.5	-4.0	-40.5	-392.4	670.8	-554.0
AA	-0.1	-0.1	-1.0	-0.1	-1.3	-13.3	-128.8	163.0	-134.5
A	-0.1	-0.2	-0.8	-0.5	-1.6	-14.2	-141.0	372.7	-274.3
BBB	-	-0.4	0.3	-0.2	-0.3	-4.2	-37.7	81.0	-67.9
BB	-	-	-	0.1	0.1	0.8	6.7	52.5	-36.3
B	-	-	-	0.1	0.1	0.6	5.7	0.4	-0.2
CCC and NR	-	-	-	-	-	-0.1	-0.9	0.9	-0.9
Sector									
Non Dev. Sovereigns & Related	-	-0.1	-0.3	-0.1	-0.5			34.2	-33.8
ABS and MBS	-	-0.2	-1.0	-0.7	-1.8			750.5	-554.2
Jumbo and Pfandbriefe	-	-0.2	-0.9	-0.7	-1.9			176.9	-159.2
Financial Services	-0.2	-0.2	-1.9	-0.5	-2.9			359.1	-313.1
All Corporates	-	-0.4	0.6	-	-			25.1	-14.2
- Automotive	-	-	-	-	-			*-3.4*	*3.4*
- Consumer Goods	-	*-0.1*	*0.2*	-	*0.1*			*-4.6*	*6.0*
- Pharmaceutical	-	-	-	-	-			*6.3*	*-4.4*
- Industries	-	*-0.1*	*0.1*	-	-			*4.3*	*-3.0*
- Telecommunications	-	-	-	-	-			*2.2*	*-0.9*
- Utilities and Energy Sources	-	*-0.1*	*0.2*	*-0.1*	-			*1.4*	*0.9*
- All other Corporates	-	*-0.1*	*0.1*	-	-			*10.1*	*-7.8*
Total Developed Sovereigns					**-7.3**	**-73.3**			
Developed Sovereigns					-0.5	-5.4			
Developed Sovereigns related					-6.8	-67.9			

Exchange-Rate Sensitivity

This simulation assesses the economic impact of the appreciation or depreciation by 1%, 5% and 10% of each currency against all the others. Exposure to the various currencies is indicated as the "Delta cash equivalent" in euros: this is the euro equivalent of the currency amount which would expose the bank to the same exchange-rate risk arising in its actual portfolio.

(€ million)

EXCHANGE RATES	DELTA CASH-EQUIVALENT	-10%	-5%	-1%	+1%	+5%	+10%
EUR		-28.1	-27.2	-6.8	6.0	20.2	53.7
USD	-306.9	74.6	27.8	3.7	-3.1	-9.4	-6.5
GBP	-238.4	30.6	15.0	2.7	-2.4	-6.7	-0.6
CHF	-43.9	9.5	4.2	0.3	-0.4	-2.9	-5.4
JPY	-12.7	11.8	3.7	0.4	-0.1	0.4	2.5

Share-Price and Commodity-Price Sensitivity

Share-price sensitivity is expressed in two ways:

- as a "Delta cash-equivalent", i.e. the euro equivalent of the quantity of the underlying that would expose the bank to the same risk arising from its actual portfolio;
- as the economic result of a rise or fall in spot prices of 1%, 5%, 10% and 20%.

The Delta cash-equivalent and the Delta 1% (i.e. the economic impact of a 1% rise in spot prices) are calculated both for each geographical region (assuming that all stock markets in the region are perfectly correlated) and on the total (assuming therefore that all stock markets are perfectly correlated). The sensitivity arising from changes of 5%, 10% and 20% is calculated solely on the total.

Part E - Information on risks and related risk management policies (Continued)

In addition, sensitivity to commodity price changes is calculated according to the above criteria. Given its secondary importance as compared to other risk exposures, this is calculated as a single class.

(€ million)

	DELTA CASH-EQUIVALENT	-20%	-10%	-5%	-1%	+1%	+5%	+10%	+20%
Equities									
All markets	**-11.4**	**0.4**	**0.3**	**0.2**	**-0.1**	**-0.1**	**0.3**	**0.5**	**-2.1**
Europe	-40.3					-0.4			
US	-39.8					-0.4			
Japan	-0.4					-			
United Kingdom	3.8					-			
Switzerland	1.7					-			
CEE	15.2					0.2			
Others	33.8					0.3			
Commodities									
All markets	**-33.1**	**6.9**	**3.5**	**1.7**	**0.3**	**-0.3**	**-1.6**	**-3.0**	**-5.4**

Sensitivity to the volatility of interest rates, exchange rates and share prices

In addition to the sensitivity of financial instruments to changes in the underlying risk factor, we also calculate sensitivity to the volatility of interest rates, exchange rates and share prices, assuming a positive change of 50% or a negative change of 30% in volatility curves or matrixes.

(€ million)

	-30%	+50%
Equities	**-40.7**	**-6.2**
Interest Rates	**-9.7**	**-8.0**
of which: EUR	-12.8	-4.3
USD	-5.4	-7.4
GBP	-6.6	-5.2
CHF	-4.2	-9.3
JPY	-6.3	-6.6
Exchange Rates	**5.8**	**-2.2**
of which: EUR_JPY	6.4	-7.6
USD_XAU	0.2	-3.2
CHF_EUR	-	3.1
EUR_PLN	-1.2	1.9
PLN_USD	1.0	-1.9
EUR_GBP	-0.4	2.3
EUR_TRY	-0.8	1.2
EUR_USD	1.1	-0.7

Stress tests

Stress Tests complement the sensitivity analysis and VaR results in order to assess the potential risks in a different way. Stress test performs the evaluation of a portfolio under both simple scenarios (assuming change to single risk factors) and complex scenarios (assuming simultaneous changes in a number of risk factors).

Results for simple scenarios are reported to top management on a weekly basis, together with the most relevant sensitivities. They include shocks on:

- Interest rates: Parallel shifts and Steepening/Flattening of IR curves; Increase/Decrease in IR volatilities;
- Credit Markets: Parallel shifts of Credit Spreads curves (both absolute changes and relative changes); sensitivity to Base Correlation, Issuer Correlation and Recovery Rates;
- Exchange Rates: Appreciation/Depreciation of each currency; Increase/Decrease in FX volatilities;
- Equities: Increase/Decrease in Spot Prices; Increase/Decrease in Equity volatilities; sensitivity to Implied Correlation;
- Commodities: Increase/Decrease in Spot Prices.

As far as complex scenarios are concerned, so far, three different scenarios (Full US Recession, Financial Crisis and Greece Default) have been applied to the whole CIB portfolio on a monthly basis and reported to top management.

"Full US Recession" Scenario

This scenario assumes a severe US recession affecting also the rest of the world by a "contagion effect". In terms of macro-economic variables, this scenario assumes:

- a dramatic decrease in equity prices and indices on US and non-US markets associated to an equity volatility increase;
- a dramatic US (different stress factors depending on the maturity) and non-US (different stress factors depending on the maturity and geographic area) interest rate decrease each also associated to an increase in interest rate volatility;
- a dramatic and comprehensive widening in *credit spreads* depending on rating and industry class.

"Financial Crisis" Scenario

The *Financial Crisis* scenario was introduced in the last quarter of 2008 and reflects the trend of Financial Markets in the third quarter 2008. To account for the low liquidity in the market, the time horizon for this scenario was extended to cover a period of one quarter, as well as the 2 to 6 weeks applied so far.

In terms of macro-economic variables, this scenario assumes:

- stock markets plunging (fall) combined with an increase in equity volatilities;
- a comprehensive decrease in interest rates (different stress factors depending on the maturity and on the geographical area), together with a distinct steepening of interest rates curves. In this scenario, an increase in interest rate volatility is also assumed;
- a more dramatic and comprehensive widening of *credit spreads* with different stress factors depending on rating and industry class.

"Greece Default" Scenario

The *Greece Default* scenario was introduced at the beginning of 2010 as a consequence of the growing worries about the prospect of the current Greece crisis possibly forcing Greek Sovereign debt to default.

As a consequence of Greece Sovereign Debt Default, European Peripheral Countries' Sovereign Debt is expected to suffer the most vis-à-vis other EU countries. CEE countries and Turkey are assumed to be put under severe pressure. Flight to quality is foreseen especially towards Germany and US Govt Debts.

To account for the low liquidity in the market, the time horizon for this scenario was extended to cover a period of one quarter.

In terms of macro-economic variables, this scenario assumes:

- Credit Spreads are expected to deteriorate substantially across the board (rating/sector) with low credit ratings assumed to be hit the most;
- European Stock markets to plunge (fall); this would combine with an increase in equity volatilities. US markets instead are expected to slightly gain;
- USD interest rate curve is expected to steepen while EUR interest rate curve is expected to flatten. In this scenario, an increase in interest rate volatilities is also assumed;
- USD is expected to appreciate, mostly against EUR.

Global effects of the described scenarios are summarized in the following table:

(€ million)

SCENARIO	TOTAL
US Recession	-293
Financial Crisis	-880
Greece Default	-889

2.8 Independent Price Verification Process

In this respect, further to the market turmoil following the sub-prime mortgages' meltdown and the subsequent uncertainties in the valuation of most of the Structured Credit Products, as mentioned above the Holding Company (HC) Group Market & Balance Sheet Risks Portfolio Management function, in a joint effort with Market Risk Control at the Legal Entity (LE) level, has decided to:

- centralize the Independent Price Verification (IPV) process for such products in the Risk Control function of UCB AG London branch which has been elected as the group's "competence center" for the evaluation of complex structured credit products, i.e. ABS, CDO, CLO, CDO of ABS, etc., which represent the various sectors;
- harmonize the IPV methodology across the group defining a consistent approach based on the ranking of each single position according to the availability and relative reliability of available price sources. As a consequence, all such positions have been treated and valued uniformly at the group level, including Bank of Austria's (BA) and UCI Ireland's;
- define and develop a proper methodology to apply specific Fair Value Adjustments to such valuations. The chosen approach is essentially based on the above ranking of price sources and defines specific stress tests for market valuations, the wider the less reliable is the ranking through their respective sensitivity to a one-notch downgrade.

The whole process has been shared and developed within the framework of the established cooperation model between all CRO (Chief Risk Office) functions either at the HC as well as at the LE level and the HC and LE CFO (Chief Financial Office) functions, responsible for the accounting treatment of such valuations and adjustments.

Part E - Information on risks and related risk management policies (CONTINUED)

Section 3 - Liquidity Risk

A. General aspects, operational processes and methods for measuring liquidity risk

Definition of Liquidity Risk
Liquidity Risk is defined as the risk that the Group may find itself unable to fulfil its expected or unexpected payment obligations (by cash or delivery) without jeopardizing its day-to day operations or its financial condition and may result from various internal or external factors.

The key principles of the UniCredit Group's liquidity risk management model
The Group aims to be liquid at all times, namely to maintain liquidity at the level enabling to conduct safe operations. The objective is to fund its operations at the best rate conditions under normal operating circumstances, and to remain in a position to meet payment obligations in the event of a liquidity crisis.
To this end, the Group complies accurately with the legal and regulatory provisions imposed by the national Central Banks and by the national authorities of each country where it operates.
A liquidity crisis may be defined as an event which would prevent the Group from having the means to fulfil its payment obligations. This would be detrimental to our relationship with our customers that is based on their trust that the bank is able to repay its obligations timely.

Given the Group's international presence, the management's point of view is that local laws and local regulation applicable to each Group company are to be observed, but they are not sufficient to manage overall liquidity risk. For this reason, in addition to local legal and regulatory requirements the Group, through the Holding and under the responsibility of its Group Risk Management, defines policies and metrics to be applied at the Group-wide level, as to ensure that liquidity position of any entity meets the requirements of the Group.

The key principle is that UniCredit Group manages the liquidity on a centralised oversight at the Group level, with a decentralized execution through the Regional Liquidity Centres (Italy, Germany, Austria & CEE). Each Regional Liquidity Centre is responsible for compliance with both their own limits and with those of the liquidity management of the Banks/Companies falling within its own perimeter. Due to and in line with local regulatory requirements and business needs, each entity manages its liquidity on the local level within the framework of UniCredit Group.
The centralised approach to liquidity risk management is aimed at:
- reducing overall borrowing requirements from non-Group counterparties;
- optimising access to liquidity markets by leveraging on the Group's credit rating and minimising funding costs.

More in detail, while the Regional Liquidity Centre is responsible to optimise the liquidity within the perimeter of its responsibility through a first level netting activity, the Holding holds a second level netting role of liquidity distribution centre and is in charge of overseeing the Group's liquidity, by complying both with the consolidated limits and with tactical and structural funding strategies. This role at Group level is held by Group Finance, through the Group Treasury, which is in charge of this process on the basis of the reports on net deficits/surpluses generated on a daily basis by the single Regional Liquidity Centres.

Group Treasury manages liquidity flows, providing or receiving funding through intra-group deposits and financings, with respect to which it sets the market prices in accordance with the guidelines defined at the Group level by the Transfer Price Policy, and subject to the authorisation of the credit exposure by the competent decision-making bodies (e.g. Credit Committee, Board of Directors, etc.) at both the local level and the Group level.

Only UniCredit S.p.A. has the access to the public unsecured market (senior, subordinated). The Regional Liquidity Centres, instead, keep market access through money markets instruments, private placements and with the instruments typically available on specific markets (i.e. Pfandbriefe, CD/CP, etc.).

Optimisation of liquidity risks is pursued through the setting of specific limits on the standard banking activity of transforming short, medium and long-term maturities. This is implemented in accordance with legal and regulatory framework in each country and internal rules and policies of the Group Companies through management models in place within the individual Regional Liquidity Centres.
Such models are subject to analyses carried out by the local Risk Management or equivalent structure with the same responsibilities in coordination with the Group's Risk Management to ensure that they comply with the metrics and the objectives of the Group's Liquidity Policy.
The regional policies must conform to national law and regulatory requirements and the fundamental principles of the Group's Policy, as set out below:
- the Group, through the Liquidity Risk Portfolio Department and under the responsibility of the Group's Risk Management, determines and coordinates the liquidity risk management policies. The control function is executed trough the Divisional Risk Officer, with a primus inter pares control role for the Treasury Risk Department. Liquidity management transactions are executed by the Group's Treasury, under the responsibility of the Chief Financial Officer (CFO);
- each *Regional Liquidity Centre* is responsible for compliance, with the liquidity policy, on the part of the banking companies within its scope of competence and for the optimisation of funding carried out on its relevant markets/through its relevant customer base.

Techniques for risk measurement, internal capital determination and stress testing

It is generally accepted that liquidity risk cannot be mitigated by capital. As such Liquidity risk does not add to the Economic Capital usage, nevertheless it is considered as an important risk category also for the risk appetite determination of the Group. Liquidity risk, for its particular nature, is addressed by means of Gap analyses, liquidity stress testing, and complementary measures (mainly through a set of ratios: e.g. Loan to Deposit, Leverage). In particular Gap analyses are performed within two distinct time horizons:

- liquidity mismatch approach on a daily basis, which controls for the short term liquidity risk arising from the overnight up to a 3 months maturity;
- gap ratios on a monthly basis, which control the medium to long term risk (structural liquidity) from the 1Y maturity onwards.

The liquidity metrics

The Group's Liquidity Policy is based upon the Liquidity Risk Mismatch Model which is characterized by the following fundamental principles:

1. Short-term liquidity risk management (operational liquidity), which considers the events that will impact upon the Group's liquidity position from 1 day up to one year. The primary objective is to maintain the Group's capacity to fulfil its ordinary and extraordinary payment obligations while minimizing the relevant costs;
   a. Cash Horizon: this is an additional short term measure, which expresses for how many days the Group may not need to access the wholesale market (short, medium and/or long term) in case of an *outage* of the markets.
2. Structural liquidity risk management (structural risk), which considers the events that will impact upon the Group's liquidity position over one year. The primary objective is to maintain an adequate ratio between total liabilities and medium to long-term assets, with a view to avoiding pressures on short-term sources (both current and future), while in the meantime optimizing the cost of funding.
3. Stress tests: Liquidity risk is a low probability, high impact event. Therefore stress testing is an excellent tool to reveal potential vulnerabilities in the Balance Sheet. The Bank uses several scenarios ranging from general market crisis to idiosyncratic crisis, and combinations hereof.
4. Additional metrics: in 2010 two additional measures are going to be followed according to the Risk Appetite framework set by UniCredit Group's BoDs.

In this context, the Holding takes into account all of the assets, liabilities, off-balance sheet positions and present and future events which generate certain or potential cash flows for the Group, thereby protecting the Group Banks/Companies from risks related to the transformation of maturity.

Short term liquidity management

Consolidated short-term liquidity management aims at ensuring that the Group remains in a position to fulfil its cash payment obligations, whether expected or unexpected, for the following 12 months.

The standard measures taken for such purposes are the following:

- management of the access to payment systems (operational liquidity management);
- management of cash payments to be made and monitoring of the level of liquidity reserves and the extent of utilization of the same (analysis and active management of the maturity ladder).

These listed principles are applicable at Group level and have to be considered across the Regional Liquidity Centres.

Cash Horizon

The Group adopts the indicator "Cash Horizon" as a synthetic indicator of the liquidity risk levels, this indicators is monitored through the Maturity Ladder as defined above. This indicator identifies - for each perimeter where it is applied (from the Group level to single Regional Liquidity Centres) - the number of days over which the Legal Entity is no longer able to face up its liquidity obligations as defined above, after having used the available counterbalancing capacity. The objective of the Group during 2010 has been to guarantee a cash horizon of at least 3 months.

Structural liquidity management

The Group's structural liquidity management aims to limit refinancing exposures with respect to maturities exceeding one year and thus reducing refinancing needs in the shorter term.

The maintenance of an adequate ratio between medium to long-term liabilities and assets aims to avoid pressures on short-term sources, whether present or future.

The standard measures taken for such purposes are the following:

1. the postponement of liabilities maturities to reduce the sources of less stable funding, while in the meantime optimizing the cost of funding (integrated management of strategic liquidity and tactical liquidity);
2. the financing of growth through strategic funding activities, setting the most appropriate maturities (Financial Planning and elaboration of the Contingency Liquidity Policy-CLP);
3. the conciliation of medium- to long-term wholesale funding requirements with the need to minimize costs, by diversifying sources, national markets, currencies of issuance and instruments used (realization of the Contingency Funding Plan-CFP).

Part E - Information on risks and related risk management policies (Continued)

Liquidity Stress Test
Stress testing is a risk management technique used to evaluate the potential effects on an institution's financial condition of a specific event and/ or movement in a set of financial variables. As a forward looking tool, liquidity stress testing diagnostic the institution's liquidity risk. In particular the results of the stress tests are used to:
- assess the adequacy of liquidity limits both in quantitative and qualitative terms (ex. the needs of setting and allocating unsecured financial limits);
- planning and carrying out alternative sourcing transactions for purposes of off-setting liquidity outflows;
- structuring/modifying the liquidity profile of the Group's assets;
- providing support to the development of the liquidity contingency plan.

In order to execute stress tests that are consistent across the Liquidity Centres, the Group has a centralised approach to stress testing, requiring each Regional Liquidity Centre to run the same scenario set under the coordination of the Group Risk Management through the activation of local procedures.
At the Regional Liquidity Centre level the use of statistical/quantitative behavioural models are accepted, provided they are validated by the local Risk Management or equivalent structure with same responsibilities.
The Group runs liquidity scenarios and sensitivity analyses on a regular basis, the latter by assessing the impact on an institution's financial condition of a move in one particular risk factor, the source of the shock not being identified, whereas scenario tests tend to consider the impact of simultaneous moves in a number of risk factors, the stress event being well defined.

Liquidity scenarios
At macro level the Group identifies three basic different classes of potential liquidity crisis:
1. market (Systemic, global o sector) related crisis: Market Downturn Scenario. This scenario consists of a sudden turmoil in a monetary and capital market, which may be caused by closure (or limited access) to market/settlmente system, critical political events, country crisis, credit crunch, etc.;
2. specific to the Group, or part of it: Name crisis, and Downgrade Scenarios; the assumption could be operational risk, event relate to the worsen perception of the group reputation risk and a downgrade in UCG rating;
3. a combination of market and specific crisis: Combined Scenario.

The results of the stress test may highlight the needs of setting up specific limits concerning, for instance, unsecured funding, the ratio between cash-in/cash-out flows and counterbalancing capacity, the ratio between eligible and non-eligible securities, among others.

Additional liquidity risk measures
In addition, within the determination of the Risk Appetite measures at Group Level, two new measures have been introduced for liquidity risk management purposes: the **Loans to Deposits ratio** and the **Leverage ratio**. Both of them have to be calculated at Group level and at Single Legal Entity level.

Monitoring and reporting
The Short Term Liquidity limits and the Cash Horizon are monitored and reported on a daily basis. The structural liquidity ratios are monitored and reported on a monthly basis. The survival period and liquidity stress test are reported and monitored on a weekly basis. Further risk appetite figures as are the Loan to Deposit ratio and the Leverage Ratio, given their measurement nature according to accounting definitions, their measurement and control will be performed on a quarterly basis. The risk appetite statement development are set first in the 3 year plan, and then reviewed yearly. The monitoring plays a key role as the results feed into the decision making process.

Mitigation factors
The main liquidity mitigation factors for UniCredit Group are:
- an accurate short term and medium to long term liquidity planning monitored monthly;
- an effective Contingency Liquidity Policy (CLP) with feasible and up-to-date Contingency Action Plan (CAP) to be executed in case of market crisis;
- a liquidity buffer to face unexpected outflows;
- robust and regular up to date stress testing performed on a high frequency.

Funding Plan
The measurement and management of structural liquidity risk involve the following:
- a process for defining financing requirements which is integrated with the Group Planning (integration between the Budget/Three-year Plan and the Financial Plan), in terms of preliminary predictions/forecasts, final/actual figures and an analysis of discrepancies;
- a process of continuous alignment between the reports on financing requirements and the composition of strategic funding (integration between Financial Plan and Funding Plan), in terms of predictions/forecasts, realisation and analyses of variations.

The functions involved in such processes are the following:
- at Group level: Group Finance Department, Group Planning Department, Capital Management, Group Risk Management;
- at Regional Liquidity Centres level and the Banks/Companies of the Group falling within their perimeter: ALM functions, Planning functions, Treasury functions, Risk Management functions.

The structural liquidity profile and the annual funding plan are regularly monitored and updated by the Group's ALM, in coordination with the ALM function of the Regional Liquidity Centres. The two main purposes are the following:
- maintaining a balanced maturity structure in line with the growth trend of the Group's overall assets and liabilities, with the international market conditions, and with the interest rate dynamics;
- transferring to the Banks/Companies the cost of structural financing, in accordance with the procedures set out under the internal rules/policies, with the single policies adopted by the Regional Liquidity Centres and with principles of functional specialisation.

The duty of monitoring the Group's liquidity risk position has been entrusted, on the basis of their role and functions, to the Treasury, Asset & Liability Management and Market Risk Management units of each Group entity and at Group level. This consists of the analysis, classifications and management of cash flow gaps for all the maturities and in the review of compliance with limits based on the methodologies and frequency appropriate for the level of analysis (daily for short-term liquidity and monthly for structural liquidity).

Short-term liquidity is monitored using a maturity ladder that shows cash flows with daily maturities from overnight to annual levels. Structural liquidity is monitored for all maturities by incorporating a dynamic projection of business growth in terms of customer loans and deposits in order to prevent any source of stress connected with short-term liquidity, and at the same time ensuring structural liquidity in keeping with the determination and implementation of the Group's Funding Plan.

Group Contingency Liquidity Policy

A liquidity crisis is a high impact, low probability event. Therefore, a crisis-mode governance model that can be activated effectively in case of crisis according to an approved procedure has to be defined. In order to be able to proceed timely, a set of mitigating actions have to be pre-defined. Depending on the situation some of these actions can then be approved for execution.
The ability to act in time is essential to minimize the potentially disruptive consequences of a liquidity crisis. The analytics of the stress tests will form a valuable tool to identify the expected consequences and to define up front the most suitable actions in a certain crisis scenario. In combination with Early Warning Indicators (EWI) the organisation may even be able to reduce the liquidity effects in the initial stages of a crisis.

Liquidity crises usually develop quickly and the relevant signals may be either difficult to interpret or may even be lacking; it is, therefore, important to identify clearly players, powers, responsibilities, communication and reporting criteria, in order to increase significantly the probability of overcoming the state of emergency successfully. A liquidity crisis could be classified as systemic (e.g. overall capital and money market disruption) or specific (e.g. specific within the sphere of the bank), or a combination of both.

The Group Contingency Liquidity Policy (CLP) has the objective of ensuring the availability of an effective organisational model in order to manage efficiently the negative impacts of a liquidity crisis situation. This is achieved through:
- activation of extraordinary liquidity governance and operating model;
- consistent internal and external communication;
- a set of available standby mitigating liquidity actions;
- a set of early warning indicators that may point towards a developing crisis.

The Group Contingency Liquidity Policy (CLP) consists of the Contingency Liquidity Policy and its annex the Contingency Action Plan (CAP). The first part is related to the Governance, which should be reviewed on a yearly basis. The annex part, CAP, defines the operative framework, addresses the "Who & What" issues in a crisis and establishes the Contingency Funding Plan (CFP). The CFP is complementary to the Group Funding Plan. The CAP needs to be updated as soon as the situation changes, but at least once a year via Group ALCO (GALCO).

Every Regional Liquidity Centre and Legal Entity, that runs a liquidity mismatch, needs to have a locally approved CLP that is aligned with the Group's one and that meets the requirements of the local regulator, if any. A positive advice of the Liquidity Risk Portfolio Management Department as well as Head of Group Finance Department is required.

Part E - Information on risks and related risk management policies (Continued)

Early Warning Indicators
The Early Warning Indicators, EWI, are a tool to assist the liquidity managers to assess the current market situation. As with any indicator it should never be used on an auto-pilot basis.
A number of indicators have been developed to capture potential strains in the market. The indicators are clustered as:
- UniCredit related;
- Financial Sector related;
- Market related.

The EWI are one of the tools that the management can use to decide whether to change from Business as Usual to a contingent situation.

Section 4 - Operational Risk

QUALITATIVE INFORMATION

A. General aspects, operational processes and methods for measuring operational risk

Operational risk
Operational risk is the risk of loss due to errors, infringements, interruptions, damages caused by internal processes or personnel or systems or caused by external events. This definition includes legal and compliance risks, but excludes strategic and reputational risk.

For example, losses arising from the following can be defined as operational: internal or external fraud, employment practices and workplace safety, client claims, products distribution, fines and penalties due to regulation breaches, damage to the company's physical assets, business disruption and system failures, process management.

Group operational risk framework
UniCredit Group sets the operational risk management framework as a combination of policies and procedures for controlling, measuring and mitigating the operational risk of the Group and controlled entities.
The operational risk policies, applying to all Group entities, are common principles defining the roles of the company bodies, the operational risk management function as well as the relationship with other functions involved in operational risk monitoring and management.

The Parent company coordinates the Group entities according to the internal regulation and the Group operational risk control rulebook. Specific risk committees (Risk Committee, ALCO, Operational Risk Committee) are set up to monitor risk exposure, mitigating actions and measurement and control methods.

The methodology for data classification and completeness verification, scenario analysis, risk indicators, reporting and capital at risk measurement is set by the Holding company Operational & Reputational Risks Portfolio Management department and applies to all Group entities. A pivot element of the risk control framework is the operational risk management application, allowing the collection of the data required for operational risk control and capital measurement.

The compliance of the Group Operational risk control and measurement system with external regulations and Group standards is assessed through an internal validation process under the responsibility of the Group Internal Validation department of the Holding company and independent from the Operational & Reputational Risks Portfolio Management department.

In March 2008, UniCredit Group received authorization to use the AMA model (Advanced Measurement Approach) for calculating operational risk capital. The use of this method will in time be rolled out to the main entities of the Group.

Organizational structure
Senior Management is responsible for approving all aspects relating to the Group operational risk framework and verifying the adequacy of the measurement and control system and is regularly updated on changes to the risk profile and operational risk exposure, with support from the appropriate risk committees if required.

The **Group Operational Risk Committee**, chaired by the Holding company's head of Group Risk Management department (Group CRO) is made up of permanent and guest members.

The mission of the Group Operational Risk Committee is to define proposals and opinions for the Group Risk Committee, for:
- the Group risk appetite, including the goals and criteria of the operational risk capital allocation in the Group;
- the structure and definition of operational risk limits and their allocation to the Business Units and the Entities of the Group;
- the internal model for operational risk measurement for regulatory capital purposes;
- specific operational risk strategies.

The Group Operational Risk Committee meets with approval functions instead for the following topics:
- guidelines and special policies on operational risk topics;
- corrective actions for balancing the Group operational risk positions, including the mitigation actions;
- Group strategies, including strategies for insurance hedging after joint proposals from the Global Insurance Management function and the Operational & Reputational Risks Portfolio Management department;
- the internal model for operational risk measuring, both for economic capital purposes and for stress testing activities.

In the Holding company, the Operational & Reputational Risks Portfolio Management department, part of the Strategic Risk Management & Control department, supervises and manages the overall profile of the operational and reputational risks in the Group by defining the strategies, methodologies and limits.

Regarding the operational risk management function, the department has two organizational units. The Operational Risk Methodologies and Control unit is responsible for the methodologies, the calculation model for the Group operational capital at risk and the guidelines for operational risk control activities; it is also supporting and controlling the legal entities' Operational Risk Management functions, in order to verify that Group standards are met in the implementation of control processes and methodologies.

The Operational Risk Strategies and Mitigation unit is responsible for the definition and monitoring of the risk limits and for the identification of strategies and mitigation actions and the monitoring of their implementation.

The Operational Risk Management functions of the controlled entities provide specific operational risk training to staff, also with the use of intranet training programs, and are responsible for the correct implementation of the Group framework elements. The Holding company's Operational & Reputational Risks Portfolio Management department prepares regular updates on regulatory and managerial aspects of operational risk, which are sent to the functions responsible for operational risk control and management.

Internal validation process

In compliance with regulations, an internal validation process for the operational risk control and measurement system has been set up at the Holding company and in the relevant Group entities in order to verify the conformity with regulations and Group standards. This process is responsibility of the Pillar II Risks and Operational Risk Validation unit, within the Group Internal Validation department.

Group methodologies for measuring and allocating the capital at risk are validated at Holding company level by the abovementioned Unit, while the implementation of the operational risk control and management system within the relevant entities is validated by the local ORM functions following the Technical Instructions and policies issued by the Group Internal Validation department.

The results of the local assessments are annually verified by the Group Internal Validation department which also performs additional analysis on data and documentation. Detailed reports are then submitted to the Group CRO for the release of specific Non Binding Opinions to the relevant subsidiaries. The local validation report, together with the opinion of the Holding company and the Internal Audit report is submitted to the entities' competent Governing Bodies for approval.

All the validation outcomes on the operational risk control and measurement system, both at Holding Company and controlled entities level, are annually consolidated within the Group Validation report which, along with the annual Internal Audit report, is presented to the UniCredit Board of Directors.
Periodical reporting on validation activities is submitted also to the Group Operational Risk Committee.

Reporting

A reporting system has been developed to inform senior management and relevant control bodies on the Group operational risk exposure and the risk mitigation actions.
In particular, quarterly updates are provided on operational losses, capital-at-risk estimates, relevant external events and the main initiatives undertaken to mitigate operational risk in the various business areas. A summary of the trend of the most important risk indicators is distributed each month.

The results of the main scenario analyses carried out at Group level and the relevant mitigation actions undertaken are also submitted to the attention of the Group Operational Risk Committee.

Operational risk management

Operational risk management exploits process reengineering to reduce the risk exposure and insurance policies management, defining proper deductibles and policies limits, while regularly tested business continuity plans assure sound operational risk management in case of interruption of main business services.

In the Legal entities, the Risk Committee (or other bodies in accordance to local regulations) reviews risks tracked by the Operational Risk functions, with the support of functions involved in daily operational risk control, and monitors the risk mitigation initiatives.

Part E - Information on risks and related risk management policies (Continued)

Risk capital measurement and allocation mechanism

UniCredit developed an internal model for measuring the capital requirements. The system for measuring operational risk is based on internal loss data, external loss data (consortium and public data), scenario loss data and risk indicators.

Capital at risk is calculated per event type class. For each risk class, severity and frequency of loss data are separately estimated to obtain the annual loss distribution through simulation, considering also insurance coverage. The severity distribution is estimated on internal, external and scenario loss data, while the frequency distribution is determined using only the internal data. An adjustment for key operational risk indicators is applied to each risk class. Annual loss distributions of each risk class are aggregated through a copula functions based method. Capital at risk is calculated at a confidence level of 99,9% on the overall loss distribution for regulatory purposes and at a confidence level of 99,97% for economic capital purposes.

Through an allocation mechanism, the individual legal entities' capital requirements are identified, reflecting the Legal Entities' risk exposure.

The AMA approach has been formally approved by the Supervisory Authority and is currently expected to be rolled out in all the relevant Group entities before the end of 2012. The entities not yet authorised to use the advanced methods contribute to the consolidated capital requirement on the basis of the standard (TSA) or basic (BIA) model.

B. Legal Risks

There are pending lawsuits against UniCredit Spa and other UniCredit Group companies.

In many cases, there is substantial uncertainty regarding the outcome of the proceedings and the amount of any possible losses. These cases include criminal proceedings, administrative proceedings by the Supervisory Authority and claims in which the petitioner has not specifically quantified the penalties requested (for example, in putative class action in the United States). In such cases, given the infeasibility of predicting possible outcomes and estimating any losses in a reliable manner, no provisions are made. However, where it is possible to reliably estimate the amount of possible losses and the loss is considered likely, provisions are made in the financial statements based on the circumstances and consistent with IAS international accounting standards.

To protect against possible liabilities that may result from pending lawsuits (excluding labour law, tax cases or credit recovery actions), the UniCredit Group has set aside a provision for risks of charges of € 1.4 billion as at June 30, 2010. However, it is possible that this provision may not be sufficient to entirely meet the legal charges and the fines and penalties requested in pending legal actions.

Therefore, it may occur that a negative outcome for said proceedings could have a harmful effect on the financial situation of UniCredit Group.

The following is a summary of pending cases in which the UniCredit Group is involved, and which have a value of €100 million or greater. Tax, labour law and credit recovery cases are not included.

Action initiated against UniCredit S.p.A., its Managing Director and the Managing Director of HVB (Hedge Fund Claim) and action initiated against Verbraucherzentrale (VzfK Claim)

In July 2007, eight hedge funds, (followed by various minority shareholders of HVB), submitted a writ of summons to the Regional Court of Munich for compensation for damages allegedly suffered by HVB as a consequence of certain transactions regarding the transfer of equity investments and business lines from HVB (after its entry into UniCredit Group) to UniCredit S.p.A. or other UniCredit Group companies (and vice versa). In addition, they argue that the HVB reorganisation cost should be borne by UniCredit S.p.A. The defendants in the lawsuit are UniCredit S.p.A., its Managing Director, Alessandro Profumo, and the former Managing Director of HVB, Wolfgang Sprissler.

The plaintiffs are seeking: (i) damages in the amount of €17.35 billion, plus interest; (ii) that the Munich Court order UniCredit S.p.A. to pay HVB's minority shareholders appropriate compensation in the form of a guaranteed regular dividend from November 19, 2005 onwards.

The defendants lodged their defence pleas with the Regional Court of Munich on February 25, 2008.

Furthermore, another minority shareholder of HVB, VzfK - already owner of a non-significant shareholding in the company capital - started legal proceedings that were substantially similar against UniCredit S.p.A., its Managing Director, Alessandro Profumo and the then Managing Director of HVB, Wolfgang Sprissler (for an amount equal to €173.5 million plus interest). On July 29, 2009 the Regional Court of Munich combined the mentioned proceedings to that promoted by the hedge fund.

On December 10, 2009 the first court hearing took place.
On June 18, 2010, the Regional Court of Munich suspended the proceedings until a final decision is made on the validity of the appointment and subsequent removal of the Special Representative.

The defendants, while aware of the risks that any such suit inevitably entails, are of the opinion that the claims are groundless, given that all of the transactions referred to by the plaintiffs were carried out on payment of consideration which was held to be fair on the basis of third-party advisors' opinions. As such, no provision has been made.

Special Representative

On June 27, 2007, the HVB annual Shareholders' Meeting passed a resolution for a claim of damages against UniCredit S.p.A., its legal representatives, and members of HVB's management board and supervisory board, citing damages to HVB due to the sale of the its equity investment in BA and the Business Combination Agreement (BCA) entered into with UniCredit S.p.A. during the integration process. The attorney Thomas Heidel was appointed as Special Representative by a shareholders' resolution voted on by the minority shareholders with the task of verifying if there are sufficient grounds to move forward with this claim. To this end, the Special Representative was granted the authority to examine documents and obtain further information from the company.

UniCredit, now HVB's sole shareholder, has challenged that resolution in Court and the challenging has been partially granted. This ruling has been challenged by both claimants and defendant before the German Federal Supreme Court. A final decision has not yet been issued.

Based on his investigations within HVB, in December 2007, the Special Representative asked UniCredit S.p.A. to restore the purchased BA shares to HVB.

In January 2008, UniCredit S.p.A. replied to the Special Representative, stating that, in its view, such a request was unfounded.

On February 20, 2008 Attorney Heidel, acting as Special Representative, filed a petition against UniCredit S.p.A., its Managing Director, Alessandro Profumo, the former Managing Director of HVB, Wolfgang Sprissler and HVB's former Chief Financial Officer, Rolf Friedhofen, requiring the defendants to return the BA shares to HVB along with compensation to HVB for any additional losses in the matter or, if this petition is not granted by the Munich Court, to pay €13.9 billion in damages.

On July 10, 2008, Attorney Heidel filed and gave notice of an amendment to the petition. In it he asks that UniCredit S.p.A., its Managing Director, and HVB's former Managing Director and former Chief Financial Officer be ordered to return the additional amount of €2.98 billion (plus interest) in addition to damages that may result from the capital increase resolved by HVB in April 2007 following the transfer of the banking business of the former UBM to HVB. Specifically, the Special Representative asserts that the transfer was overvalued and that auditing rules were violated.

Since it is doubtful that the amendment of the Special Representative's petition is within his powers as authorized by the resolution of the HVB Shareholders' Meeting in June 2007, UniCredit S.p.A. considers the plaintiff's claims to be unfounded, partly in consideration of the fact that both the sale of BA and the transfer of the operations of the former UBM during the HVB capital increase occurred on the basis of independent assessments (fairness opinions and valuation reports) of well-known External Auditors and investment banks. Therefore, UniCredit S.p.A. has not made any provisions in relation to these proceedings.

It should be noted that on November 10, 2008, an extraordinary meeting of HVB shareholders' was held and resolved to revoke the resolution of June 27, 2007, consequently, Attorney Heidel was removed as HVB's Special Representative. This means that the Special Representative no longer has the authority to prosecute the actions brought against UniCredit S.p.A., its officer, or HVB's officers, unless the resolution is declared null or ineffective.

In particular, the removal prevents the Special Representative from continuing his petition for damages, which, moreover, will not disappear automatically, but rather only if a decision in this matter is made by HVB's supervisory board (against Wolfgang Sprissler and Rolf Friedhofen) and the management board (against UniCredit S.p.A. and its Managing Director). HVB's Statutory Bodies, with the assistance of external consultants, initiated a review of this complex matter to make the related decisions under their authority.

The removal of the *Special Representative* was contested by Attorney Heidel and by a minority shareholder. On August 27, 2009 the Regional Court of Munich declared the Special Representative's removal null. UniCredit appealed against that decision and, on March 3, 2010, the Regional High Court of Munich granted the appeal overturning the decision of Regional Court of Munich. The decision is not final.

On June 2, 2009 the Regional Court of Munich decided to suspend arguments on the Special Representative's petition until a final decision is made on the validity of the appointment and subsequent removal of the Special Representative.

The Special Representative submitted a request to review the suspension measure of the petition. Following the Special Representative's removal, HVB withdrew this request. The Regional Court of Munich has not yet issued a decision regarding the Special Representative's request and the validity of HVB's withdrawal of the request. The same first instance judge will review and if, as expected, the judge does not reverse his decision, the Regional High Court will decide on the correctness of the suspension measure.

Part E - Information on risks and related risk management policies (Continued)

Cirio
In April 2004, the extraordinary administration of Cirio Finanziaria S.p.A. served notice to Sergio Cragnotti and various banks including Capitalia S.p.A. (absorbed by UniCredit S.p.A.) and Banca di Roma S.p.A., of a petition to obtain judgment declaring the invalidity of an allegedly illegal agreement with Cirio S.p.A. regarding the sale of the dairy company Eurolat to Dalmata S.r.l. (Parmalat). The extraordinary administration subsequently requested that Capitalia S.p.A. and Banca di Roma S.p.A. be found jointly liable to reimburse a sum of €168 million and that all defendants be found jointly liable to pay damages of €474 million.

Furthermore, the extraordinary administration requested, should the above fail, the revocation of the deeds of settlement made by Cirio S.p.A. and/or repayment by the banks of the amount paid for the agreement in question, on the grounds of undue profiteering, pursuant to Article 2901 of the Italian Civil Code.

In May 2007, the case was retained for the judge's ruling. No preliminary investigation was conducted. In February 2008, an unexpected ruling by the Court of Rome ordered Capitalia S.p.A. (currently UniCredit S.p.A.) and Sergio Cragnotti to pay €223.3 million plus currency appreciation and interest from 1999. UniCredit S.p.A. has appealed the sentence, requesting the suspension of the execution of the lower court's judgment.
The Rome Court of Appeals, with a ruling issued on March 17, 2009, suspended the execution of the lower court's judgment.

The next hearing is scheduled on November 11, 2014.
In order to oversee such risks, provisions were made for an amount considered congruous to the current risk of the proceedings.

*****

In April 2007, certain Cirio Group companies in administration filed a petition against Capitalia S.p.A. (now UniCredit S.p.A.), Banca di Roma S.p.A., UBM (now UniCredit S.p.A.) and other banks for compensation of damages resulting from their role as arrangers of bond issues by Cirio Group companies, although, according to the plaintiffs, they were already insolvent at the time. Damages were quantified as follows:
- the damages incurred by the petitioners due to a worsening of their final conditions were calculated within a range of €421.6 million to €2.082 billion (depending upon the criteria applied);
- the damages incurred because of the fees paid to the Lead Managers for bond placements were calculated at a total of €9.8 million;
- the damages, to be determined during the proceedings, incurred by Cirio Finanziaria S.p.A. (formerly Cirio S.p.A.), for losses related to the infeasibility of recovering, through post-bankruptcy clawback, at least the amount used between 1999 and 2000 to cover the debt exposure of some of the Group companies;

plus interest and currency revaluation from the date owed to the date of payment.

In the ruling of November 3, 2009 the judge denied the plaintiffs' claim that the companies of the Cirio Group in extraordinary administration be held jointly liable for reimbursement of legal expenses in favour of the defendant banks.
The Extraordinary Administration has appealed against the ruling. The next hearing will be held on November 17, 2010.
UniCredit S.p.A., having considered the opinion of its defense counsel, believes the action to be groundless, and is confident the judgment will be favourable. Accordingly no provisions have been made.

International Industrial Participations Holding IIP N.V.
On October 30, 2007, International Industrial Participations Holding IIP N.V. (formerly Cragnotti & Partners Capital Investment N.V.) and Sergio Cragnotti brought a civil action against UniCredit S.p.A. (as the successor to Capitalia S.p.A.) and Banca di Roma S.p.A. for alleged direct damages and loss of profit quantified at €135 million claiming:
- primarily, the breach of contractual obligations of financial assistance previously assumed in favour of Cragnotti & Partners Capital Investment N.V., Sergio Cragnotti, and Cirio Finanziaria S.p.A. Cirio Group, which resulted in its insolvency;
- secondarily, the illegitimate refusal by the defendants to provide Cirio Finanziaria S.p.A. and Cirio Group with the financial assistance necessary to repay a bond expiring on November 6, 2002, on the basis that the defendants were allegedly not acting properly and in good faith.

The investigating magistrate set the hearing for the conclusions for October 18, 2010.
Following the recent reorganisation of UniCredit Group, without prejudice to the legitimation of UniCredit S.p.A. as the defendant, the question in law, previously attributable to Banca di Roma S.p.A. was transferred to UniCredit Corporate Banking S.p.A.

The defendants believe the plaintiff's claim in this action is completely groundless and as a result no provisions have been made at present.

Gruppo Fratelli Costanzo
The companies of the Costanzo group, originally controlled by the Costanzo family, have been under extraordinary administration since 1996. In February 2006 several representatives of the Costanzo family brought suit for damages against the extraordinary administration and the Ministry of Production alleging poor management of the companies in the group. The plaintiffs also sued the members of the Supervisory Committee, of which the subsidiaries IRFIS S.p.A. and Banca di Roma (now UniCredit S.p.A.) were members, alleging omissions in oversight. The total claim amounts to about €2.04 billion.

As a result of the Catania Court's declaration of lack of jurisdiction, the case was brought again before the Regional Administrative Court of Lazio - Rome in November 2009.

To obtain a declaration of lack of territorial jurisdiction on the part of the Regional Administrative Court of Lazio - Rome and, on the other hand, the presence of jurisdiction on the part of the Regional Administrative Court (TAR) of Sicily - Catania, the company Fratelli Costanzo S.p.A in A.S. (under extraordinary administration) has appealed to the Council of State for a preliminary determination of jurisdiction. The Council of State declared the jurisdiction of the TAR Sicilia - Catania.

The defendants believe the claim for damages to be groundless and therefore, having considered the opinion of defence counsel, no provision has been made for it.

Qui tam Complaint against Vanderbilt LLC and other UniCredit Group companies

On July 14, 2008, Frank Foy and his wife, in compliance with local New Mexican law (Qui Tam Statute), according to which any State resident may file a legal action on behalf of the State, filed a complaint on behalf of the State of New Mexico in relation to certain investments made by the New Mexico Educational Retirement Board (ERB) and the State of New Mexico Investment Council (SIC) in Vanderbilt LLC ("VF"), an indirect UniCredit S.p.A. investee company. Frank Foy claims to have been the Chief Investment Officer of ERB and to have submitted his resignation in March 2008.

Frank Foy requests, on behalf of the State of New Mexico, compensation for damages totalling USD 360 million (including applicable penalties as part of the New Mexico Fraud against Taxpayers Act, which provides for the possibility of treble damages) based on the New Mexico Fraud against Taxpayers Act, asserting that Vanderbilt VF and the other defendants surreptitiously persuaded ERB and SIC to invest USD 90 million in Vanderbilt products (i) by knowingly providing false information on the nature and risk level of the VF investment and (ii) by guaranteeing improper contributions to then-Governor of the State of New Mexico, Bill Richardson, and other State officials, to convince them to make the investment. Frank Foy maintains that the State suffered damages equivalent to the entire initial investment of USD 90 million (consequential damages) and requests an additional USD 30 million for loss of profit.

Defendants include - *inter alia* - the following:
- Vanderbilt Capital Advisors, LLC (VCA), a wholly-owned indirect subsidiary of Pioneer Investment Management USA Inc. (PIM US);
- Vanderbilt Financial, LLC (VF), a special purpose vehicle in which PIM US has an 8% holding;
- Pioneer Investment Management USA Inc. (PIM US), a wholly-owned subsidiary of PGAM;
- PGAM., a wholly-owned subsidiary of UniCredit S.p.A.;
- UniCredit S.p.A.;
- various directors of VCA, VF and PIM US;
- law firms, external auditors, investment banks and State of New Mexico officials.

At present, an assessment on the economic impact that may result from the proceedings is premature and thus no provisions have been made.

The defendants have requested that the plaintiff's claim be denied. The Court has not yet set a date for a hearing on said request.

The petition was served to the American companies, including Vanderbilt Capital Advisors and Pioneer Investment Management USA Inc. (both part of UniCredit Group). The natural persons who are called as defendants have also been served the petition.

On September 24, 2009 UniCredit S.p.A. and on December 17, 2009 PGAM were served the petition.

On March 8, 2010, the main plaintiff filed a purported amended complaint seeking to add one additional plaintiff, several additional defendants, and over 50 additional claims. Foy also seeks to put in issue other CDO transactions involving Vanderbilt in which the New Mexico public funds invested, and has thereby increased the claimed losses from $90 million to $243.5 million. The defendants have challenged whether the amended complaint was properly filed, and on March 26, 2010, the court ruled that it will not consider the amended complaint, and the defendants need not respond to it, until after the court has addressed the previously submitted motions to dismiss the original complaint.

On April 28, 2010, Judge Pfeffer issued an order dismissing all of the claims brought by the original complaint. The Judge had already expressed concerns that retroactive application of the New Mexico Qui Tam Statute ("FATA") would violate constitutional prohibitions against ex post facto laws: this was the basis for the ruling dismissing all the FATA claims. The Judge also dismissed Foy's claims under the state Unfair Practices Act ("UPA") on grounds that claims were based on securities transactions not within the scope of the protections offered by the UPA.
Foy already appealed such dismissing orders, but such dismissing orders make an important evolution on the New Mexico Litigation, leading to a potential dismissing case whilst the Hill and Hammes (see below) cases survive.

Moreover, in January 2010, a purported class or derivative action entitled Donna J. Hill v. Vanderbilt Capital Advisors, LLC, et al., was filed in the state court in Santa Fe, New Mexico in which Hill, a beneficiary of the New Mexico Educational Retirement Fund, seeks to recover on behalf of the Fund or its plan participants the money that the Fund lost on its investment in Vanderbilt Financial, LLC (VF).

Part E - Information on risks and related risk management policies (Continued)

In February 2010, a parallel case by another plan participant, entitled Michael J. Hammes v. Vanderbilt Capital Advisors, LLC, et al., was filed in the same court making virtually identical allegations. The Hill and Hammes cases make factual allegations similar to those asserted in Foy, but they bring their claims under common law theories of fraud, breach of fiduciary duty (against the Educational Retirement Board (ERB) members), and aiding and abetting breaches of duty by those board members.

The Hill and Hammes cases name as defendants Vanderbilt, VF, PIM and various current or former officers and directors of Vanderbilt, VF and/or PIM; several current or former ERB board members; and other parties unconnected to Vanderbilt. Neither PGAM nor UCI are named as defendants in these cases. The defendants are not yet due to answer or move against either complaint. Meanwhile, in February 2010, the Hill case was removed by one of the ERB board member defendants to the United States District Court for the District of New Mexico. Neither complaint specifies the amount of damages claimed, but the ERB invested $40 million in VF, and these claimed losses are subsumed within the damages claimed in the Foy lawsuit.

Divania S.r.l.

In the first half of 2007, Divania S.r.l. filed a suit against UniCredit Banca d'Impresa S.p.A. (now UniCredit Corporate Banking S.p.A.) contesting the violations of the law and regulations (relevant, amongst other things, to financial products) with reference to the operations in rate and currency derivative transactions created between January 2000 and May 2005 by Credito Italiano S.p.A. initially, and subsequently by UniCredit Banca d'Impresa S.p.A. (now UniCredit Corporate Banking S.p.A.), for a total of 206 contracts.

The petition, which requests that the contracts be declared inexistent, or failing that, null and void or to be cancelled or terminated and that UniCredit Banca d'Impresa S.p.A. (now UniCredit Corporate Banking S.p.A.) be found liable to pay a total of €276.6 million as well as legal fees and interest, was served on March 26, 2007 in the Court of Bari as part of the new corporate procedure. An expert witness report was requested in the fall of 2008.
In April 2010 the expert submitted their report. This, broadly, confirms the facts as represented by the Bank stating that there was a loss on derivatives amounting to about € 6.400.000 (which would rise to € 10.884.000 should the out-of-court settlement, challenged by the Plaintiff be judged illegitimate and thus null and void). The expert opinion states that interest should be added, supposedly of between € 4.137.000 (contractual rate) and € 868.000 (legal rate).

UniCredit Corporate Banking S.p.A. considers the claimed amount to be disproportionate to the actual litigation risk, as the amount claimed was calculated by adding all debit entries made (for an amount much larger than the actual), without including the credits that very significantly reduce the claimant's demands. Furthermore, a settlement had been reached, and signed on June 8, 2005, for the contested transactions, under which Divania S.r.l. stated that it would no longer make any claim, for any reason, for the transactions now being disputed. The petition calls into question the validity of the transaction, arguing that the settlement is null and void given the alleged illegitimacy of the transactions in question. UniCredit Corporate Banking S.p.A. believes that, notwithstanding the foregoing, were it to be found liable the maximum amount of its liability would be approximately €4 million, equivalent to the sum that was debited to the plaintiff's account at the time of the transaction. For this reason, a provision has been made for an amount consistent with the lawsuit risk.

On September 21, 2009, Divania S.r.l. served an additional and separate petition to UniCredit Corporate Banking S.p.A. at the Court of Bari, requesting compensation for damages allegedly incurred, amounting to €68.9 million, contesting the violations of the law and regulations (relevant, amongst other things, to financial products) as a result of the bank's behaviour in relation to the derivative transactions in question, and, more generally, the behaviour in regards to the customer. The suit is closely linked to the one already pending.
This petition is considered to be without grounds and therefore no provisions have presently been made.

Acquisition of Cerruti Holding Company S.p.A. by Fin.Part S.p.A.

At the beginning of August 2008, the receivership of Fin.Part S.p.A. ("Fin.Part") brought a civil action against UniCredit S.p.A., UniCredit Banca S.p.A., UniCredit Corporate Banking S.p.A. and one other bank not belonging to the UniCredit Group for contractual and tort liability.
Fin.Part's claim against each of the defendant banks, jointly and severally or alternatively, each to the extent applicable, is for compensation for damages allegedly suffered by Fin.Part and its creditors as a result of the acquisition of Cerruti Holding Company S.p.A. ("Cerruti").

The action contests the legality of the conduct of the defendant banks, acting in concert, during the years 2000 and 2001 for the acquisition of the fashion sector of the Cerruti 1881 Group, by means of a complex financial transaction focused specifically on the issue of a bond for €200 million by a special purpose vehicle in Luxembourg (C Finance S.A.).

The receivership maintains that Fin.Part was not able to absorb the acquisition of Cerruti with its own funds, and that the financial obligations connected with the bond payment brought about the bankruptcy of the company.

Therefore, the receivership is requesting compensation for damages in the amount of €211 million, representing the difference between the liabilities (€341 million) and the assets (€130 million) of the bankruptcy estate, or such other amount as determined by the court. Furthermore, it is requested the defendants return all of the amounts earned in fees, commissions and interest in relation to the fraudulent activities.

On December 23, 2008 the bankruptcy of C Finance S.A.. filed its intervention in the case.

The receivership maintains that C Finance S.A., was insolvent at the time of its establishment, due to the issue of the bond and the transfer of proceeds to Fin.Part in exchange for assets with no value and claims that the banks and their executives that contributed to devising and executing the transaction caused C Finance to be insolvent.

The claimant requested that the defendant banks compensate the receivership for damages as follows: a) the total of bankruptcy liabilities (€308.1 million); or, alternatively, b) the amounts disbursed by C Finance S.A. to Fin.Part and Fin.Part International (€193 million); or, alternatively, c) the amount collected by UniCredit S.p.A. (€123.4 million).

The banks are also requested to pay damages for the amounts collected (equivalent to €123.4 million , plus €1.1 million in fees and commissions) for the alleged invalidity and illegality of the case or for illegal reasons involving all parties to the complex deal that the transaction in question and the payment of Fin.Part's debts to UniCredit S.p.A. using the proceeds from the C Finance S.A. bond issue. In addition, the claimant alleges that the transaction was a means for evading Italian law regarding limits and procedures for bond issues.

In January 2009, the judge rejected the writ of attachment for the defendant not belonging to UniCredit Group.

On June 9, 2009 the deed of appearance and reply was submitted for UniCredit S.p.A..

On October 5, 2009 and on January 12, 2010 the parties personal appeared for settlement proceedings. The settlement proceedings were unproductive due to the distance of the parties' positions.

On June 3, 2010, the Court rejected all of the preliminary evidentiary proceedings and adjourned the hearing for the conclusions to June 28, 2011.

In addition on October 2, 2009, the receivership of Fin.Part subpoenaed in the Court of Milan UniCredit Corporate Banking S.p.A. (as the party of the former Credito Italiano) in order that (i) the invalidity of the "payment" of €46 million made in September 2001 by Fin.Part to the former Credito Italiano be recognised and consequently, (ii) the defendant be sentenced to return said amount in that it relates to an exposure granted by the bank as part of the complex financial transaction under dispute in the prior proceedings.

UniCredit S.p.A and UniCredit Corporate Banking S.p.A., also based on the information supplied by their legal counsel, believe the claims are groundless and/or lacking from an evidence viewpoint, consequently, also bearing in mind that the proceedings are in their initial stages, no provisions have presently been made.

Doddato Federico & C. Srl and Mr. Doddato Giuseppe

The company Doddato Federico & C. a r.l. and Doddato Giuseppe filed a suit against Banca di Roma (now UniCredit) in November 1998 to obtain compensation of damages in the amount of approximately Euro 150 million in addition to interest, costs and monetary adjustment. The plaintiffs contested the alleged illicit behavior of Banca di Roma in relation to an overdraft on cancellation of an account. The amount claimed was quantified only at the final plead stage.

On January 17, 2009 the Court rejected the plaintiff's request declaring that the suit was groundless.

In March 2010, the company Doddato Federico & C. a r.l. appealed the decision seeking damages in an increased amount of approximately Euro 250 million.

UniCredit considers the claim to be groundless and, considering the favorable first instance ruling, no provisions have been made.

The proceedings were connected to a credit recovery action in respect of a credit which has since been sold.

Seanox Oil P.T.

In 2004, Seanox Oil P.T., with registered office in Jakarta, made a decision to liquidate (through Branch 26 in Milan of the former Banca di Roma) 2 certificates of deposit that were apparently issued by UBS for a total amount of USD 500 million (USD 300 million and USD 200 million).

The aforementioned company instituted proceedings against the former Banca di Roma S.p.A., claiming it had suffered unjust loss deriving from the alleged illicit delivery to UBS Bank of Zurich of one of the certificates, that of the certificate having a face value of USD 200 million, which having proved to be false, was withdrawn by UBS Zurich.

Accordingly, the plaintiff requested compensation for damages for the notional value of the certificate of deposit held by UBS, or USD 200 million, equivalent to €158 million.

The defendant bank appeared in court to dispute the reconstruction of events and requested that the petition be wholly rejected in that it is unfounded in law and in fact. Following a number of recent restructuring transactions by the UniCredit Group, the disputed right behind the case was transferred to UniCredit Banca S.p.A.

Part E - Information on risks and related risk management policies (Continued)

In the hearing on November 18, 2009, the Bank's legal counsel provided evidence before the Court that the certificate at issue had been found to be false in a different legal proceedings. The outcome of the November 18, 2010 hearing was that the Court rejected all of the preliminary evidentiary proceedings and adjourned the hearing to February 2, 2011 for further specification of the allegations.

For this reason, a provision has been made for an amount consistent with the risk of the lawsuit.

Mario Malavolta

In July 2009, Mr. Mario Malavolta, on his own behalf and as legal counsel and director of Malavolta Corporate S.p.A. and its subsidiaries and associates, sued UniCredit S.p.A. for compensation for damages (approximately €135 million) allegedly due to illicit behaviour on the part of UniCredit S.p.A.'s. Furthermore, the petitioner claimed improper application of interest on its current accounts held by the aforementioned company.

UniCredit Corporate Banking S.p.A., which was the Group company responsible for the behaviour alleged by the petitioner to be illicit, subsequently joined the defence of the action as an additional defendant.

The petitioner disputes the conduct by the defendant during the period 2006-2007, maintaining that improper involvement by the bank in the decision-making processes of Malavolta Group companies allegedly prevented the restructuring processes and caused significant financial burden (currently the companies of Malavolta Group are insolvent and subject to bankruptcy proceedings).

Mr. Malavolta claims that the facts and circumstances described above also allegedly resulted in significant damages to him in his role as shareholder and director of Malavolta Corporate S.p.A. and its subsidiaries.

As a preliminary defence, the Bank has claimed that the plaintiff lacks standing and interest in the matter. On the merits, as a subordinate alternative, it has claimed that the complaints lack grounds and are excessively broad and are not supported by the documents produced on the record.

Mr. Mario Malavolta filed a petition as director of Malavolta Corporate SpA, and its subsidiaries and affiliates on February 3, 2010 to join the suit he had commenced in July 2009 and requesting additional compensation for damages totalling about €445 million.

The Bank has filed a brief opposing the petition to join the case and has contested the claims of the plaintiff.

The receivership of Malavolta Corporate S.p.A. has also filed a petition making the same claims as Mr. Mario Malavolta and filing a motion to dismiss the claim brought by the company "represented by M. Malavolta". The receivership defined his charges against the Bank and limited the amount claimed to € 20 million.
The next hearing will be held on July 15, 2010.

The proceedings are at an early stage and no provisions have been made.

I.CO.PO.DE.SO Srl and Pietro Montanari

The company I.CO.PO.DE.SO Srl and its legal representative Mr. Pietro Montanari, on his behalf, brought suit against UniCredit S.p.A on February 10, 2010 to obtain compensation of damages in the amount of about €133 million in addition to interest and monetary adjustment. The first hearing for appearances, originally set for May 25, 2010 before the Court of Rome, has been postponed at March 17, 2011.

The plaintiffs claim that Cassa di Risparmio di Roma (C.R.R., now UniCredit), by a series of acts and by conduct (between the end of the decade of the 1970s and the beginning of the 1980s) allegedly caused the bankruptcy of I.CO.PO.DE.SO Srl, causing the mentioned plaintiffs to incur extremely significant damages in the form of material losses and loss of reputation.

The claim is considered by UniCredit to be groundless and without legal basis, consequently, given that the proceedings are at an early stage, no provisions have been made.

Valauret S.A.

In 2001, the plaintiffs (Valauret S.A. and Hughes de Lasteyrie du Saillant), bought shares in the French company Rhodia S.A. They maintain that they suffered losses as a result of the drop in Rhodia share prices between 2002 and 2003, allegedly caused by earlier fraudulent actions by members of the company's board of directors, who published financial statements which were allegedly untruthful and misleading.

In 2004, the plaintiffs filed a petition claiming damages against the board of directors, the external auditors, and Aventis S.A. as majority shareholder of Rhodia S.A. Later they extended their claim to other parties, arriving at a total of 14 defendants, the latest being Bank Austria (BA), against which a petition was filed at the end of 2007, as successor of Creditanstalt AG (CA). The plaintiffs maintain that the latter was involved in the aforementioned alleged fraudulent activities, as it was the credit institution of one of the companies involved in said activities. Valauret S.A. is seeking damages of €129.8 million in addition to legal costs and Hughes de Lasteyrie du Saillant is seeking damages of €4.39 million.

In BA's opinion, the claim relating to the involvement of CA in fraudulent activities is without grounds. In 2006, well before the action was extended to BA, the civil proceedings were suspended following the opening of criminal proceedings lodged by the French public ministries based on the criminal charge against persons unknown brought by the same plaintiffs.

In December 2008, the Commercial Court of Paris suspended the civil proceedings against BA.

In relation to these proceedings, no provisions have been made.

Treuhandanstalt

BA (formerly Bank Austria Creditanstalt AG) has joined as a party in support of the defendant AKB Privatbank Zürich AG (formerly a subsidiary of BA and formerly Bank Austria (Schweiz) AG) in a suit relating to alleged claims of Bundesanstalt für vereinigungsbedingte Sonderaufgaben "BvS" (formerly Treuhandanstalt), the German public body for the new Länder reconstruction.

Essentially it is asserted that the former subsidiary embezzled funds from companies in the former East Germany. BvS is requesting compensation for damages of approximately € 128 million, plus interest dating back to 1992.

On June 25, 2008 the Zurich District Court rejected the request of BvS, with the exception of the amount of €320.000 that, in the Court's opinion, represents fees and commissions applied in good faith, in accordance with a contract that was no longer valid, by the former subsidiary of BA.
Both parties appealed the judgment.

In March 2010 the Court of Appeal of Zurich granted the appeal of the plaintiffs and ordered BA to pay approximately € 240 million.

BA filed an appeal against that judgment before the Court of Cassation of the Zurich Canton requesting a stay of execution. On May 14, 2010 the stay of execution was granted. The lawsuit is still pending on the merits.

To provide for possible liabilities arising from this case, a provision has been made for an amount consistent with the currently estimated risk of the lawsuit.

Association of small shareholders of NAMA d.d. in bankruptcy; Slobodni sindiKat

Zagrebačka was called before the Zagreb Municipal Court by two parties: (i) the association of small shareholders of NAMA d.d. in bankruptcy; (ii) Slobodni Sindikat.

The parties allege that Zagrebačka violated the rights of NAMA d.d., as minority shareholder of Zagrebačka since 1994. The parties assert, inter alia, that Zagrebačka did not distribute to NAMA d.d. profits in the form of Zagrebačka shares.

As such, the plaintiffs ask the Court to sentence Zagrebačka to assign ownership of 44,858 Zagrebačka shares to NAMA d.d. or, alternatively, to pay the equivalent amount in cash that the plaintiffs estimate at Kuna 897,160,000.00 (approximately €123.7 million) assuming that each share has a value of Kuna 20,000.

Zagrebačka maintains that the plaintiffs do not have legal standing in that they have never been Zagrebačka shareholders, nor the holders of the rights allegedly violated.

Zagrebačka maintains that the alleged violation of rights due to the former minority shareholder NAMA d.d. never occurred. Therefore, Zagrebačka believes that the plaintiffs' claims are groundless, as they have not proven either the existence of the rights or the quantified damages.
On November 16, 2009, at the first hearing, the judge rejected the request by the plaintiffs, without dealing with the merit of the litigation, declaring that the plaintiffs did not even have the legitimisation to act. The decision has been appealed by the association of small shareholders of NAMA d.d. in bankruptcy.

In relation to these proceedings, no provisions have been made.

GBS S.p.A.

At the beginning of February 2008, General Broker Service S.p.A. (GBS S.p.A.) initiated arbitration proceedings against UniCredit S.p.A. aiming at declaring the behaviour of Capitalia S.p.A. and subsequently UniCredit S.p.A. illegitimate with regards to the insurance brokerage relationship in effect and allegedly deriving from the exclusive agreement signed in 1991, and furthermore to obtain compensation for damages suffered, originally estimated at €121.7 million, then increased to €197.1 million.

The 1991 agreement, which included an exclusivity right, was signed by GBS S.p.A. and the former Banca Popolare di Pescopagano e Brindisi. The bank, following the 1992 merger with Banca di Lucania, became Banca Mediterranea, which was incorporated in 2000 in Banca di Roma S.p.A., which then became Capitalia S.p.A. (currently UniCredit S.p.A.).

Part E - Information on risks and related risk management policies (Continued)

The brokerage relationship with GBS S.p.A., dating back to the 1991 contract, was then governed by (i) an insurance brokerage service agreement signed in 2003 between GBS S.p.A., AON S.p.A. and Capitalia S.p.A., whose validity was extended to May 2007, and (ii) a similar agreement signed in May 2007 between the aforementioned brokers and Capitalia Solutions S.p.A., on its own behalf and as proxy for the banks and in the interest of the companies of the former Capitalia Group, including the holding company.

In July 2007, Capitalia Solutions S.p.A., on behalf of the entire Capitalia Group, exercised its right of withdrawal from the contract in accordance with the terms of the contract (in which it is expressly recognised that, in the event of withdrawal, the banks/companies of the former Capitalia Group should not be obliged to pay the broker any amount for any reason).

At the request of GBS, an expert witness report was ordered, whose results, both in terms of method and calculations, have been disputed by UniCredit S.p.A.

In the decision issued on November 18, 2009 UniCredit S.p.A. was sentenced to pay GBS S.p.A. a total amount of €144 million, as well as legal costs and the costs of the expert opinion report. UniCredit S.p.A. determined that the decision, ordered by the arbitrator, was groundless, and lodged an appeal requesting a stay of execution.

On July 8, 2010 the Court granted the stay of execution –with regards to the amounts exceeding Euro 10 million. UniCredit S.p.A. is obliged to pay the same amount, pending the outcome of the appeal. The next hearing has been set for November 5, 2013.
Considering the development of the matter, a provision has been made for an amount consistent with what currently appears to be the potential risk resulting from the award issued.

FinTeam spol s.r.o.

In March 20, 2009, FinTeam spol s.r.o., a Slovakian company, sued UniCredit Bank Slovakia a.s. before a Bratislava Court for transactions involving exchange rates and derivatives (futures transactions and exchange rate options for Euro/Slovakian Corona) carried out as part of the Master Treasury Agreement signed between FinTeam and UniCredit Bank Slovakia in June 2004.

FinTeam alleges that certain transactions executed between the parties are invalid, in that they were not carried out in compliance with the provisions of the Master Treasury Agreement.

Furthermore FinTeam alleges that it incurred losses due to transactions charged on its account by UniCredit Bank Slovakia in connection with the aforementioned transactions.

Therefore FinTeam requests that the UniCredit Bank Slovakia is sentenced to indemnify Fin.Team for damages, including loss of profits and legal expenses, allegedly incurred by FinTeam as a result of the alleged breaches of the master agreement made by UniCredit Bank Slovakia and estimates said damagers equal to €100 million. Up today no evidence has been provided to prove that the damages were suffered and that they amount to €100 million.
UniCredit Bank Slovakia duly filed its statement of defence and objected the lack of capacity of the Court of Bratislava according to the arbitration clause set forth in the Master Treasury Agreement, which requires the parties to submit any dispute to the Permanent Arbitration Tribunal at the Slovakian Bank Association. Nonetheless, since the arbitration clause can be amended by mutual agreement of the parties, UniCredit Bank declared its availability to accept the Court of Bratislava as the competent court.

During the first hearing held on May 31, 2010 FinTeam was ordered by the Court to deliver an expert opinion providing for the due assessment and evaluation of damages and loss of profits allegedly occurred, within the term of sixty (60) days from the date of the hearing, which term can be extended upon FinTeam's request. The second hearing will be scheduled once FinTeam files the expert opinion.

As to the merit, UniCredit Bank Slovakia deems ungrounded the requests of FinTeam.

In fact, the bank thinks it complied with all obligations provided for by the Master Treasury Agreement and duly exercised its rights there under.

In the light of the above, UniCredit Bank Slovakia considers the claim and claim amount to be without basis and has not made any provisions at the time being.

ADDITIONAL RELEVANT INFORMATION

The following section illustrates the some further pending proceedings against UniCredit S.p.A. and the other companies of the UniCredit Group that UniCredit Spa considers relevant and for which, at the time being, the claims were not characterised by a known economic demand or for which the economic request cannot be quantified.

Voidance action challenging the transfer of shares of Bank Austria Creditanstalt AG (BA) held by HVB to UniCredit S.p.A. (Shareholders' Resolution of October 25, 2006)

Numerous minority shareholders of HVB have filed petitions challenging the resolutions adopted by HVB's Extraordinary Shareholders' Meeting of October 25, 2006 approving a Sale and Purchase A greement ("SPA") transferring the shares held by HVB in International Moscow Bank and AS UniCredit Bank Riga to BA and the transfer of the Vilnius and Tallin branches to AS UniCredit Bank Riga, asking the Court to declare these resolutions null and void. In the course of this proceeding, certain shareholders asked the Regional Court of Munich to state that the BCA, entered into between HVB and UniCredit S.p.A. should be regarded as a de facto domination agreement.

The shareholders filed a lawsuit contesting alleged deficiencies in the formalities relating to the convocation and conduct of the Extraordinary Shareholders' Meeting held October 25, 2006, and alleging that the sales price for the shares was inadequate.

In the judgment of January 31, 2008, the Court declared the resolutions passed at the Extraordinary Shareholders' Meeting of October 25, 2006 to be null and void for formal reasons. The Court did not express an opinion on the issue of the alleged inadequacy of the purchase price but expressed the opinion that the BCA entered into between UniCredit S.p.A. and HVB in June 2005 should have been submitted to HVB's Shareholders' Meeting as it represented a "concealed" domination agreement.

HVB filed an appeal against this judgment since it is believed that the provisions of the BCA would not actually be material with respect to the purchase and sale agreements submitted to the Extraordinary Shareholders' Meeting of October 25, 2006, and that the matter concerning valuation parameters would not have affected the purchase and sales agreements submitted for the approval of the shareholders' meeting. HVB also b elieves that the BCA is not a "concealed" domination agreement, due in part to the fact that it specifically prevents entering into a domination agreement for five years following the purchase offer.

The HVB shareholder resolution could only become null and void when the Court's decision becomes final. In light of the duration of the appeal phase, which is currently underway, as well as the ability to further challenge the second-instance judgment at the German Federal Court of Justice, UniCredit estimates that it will take between three and four years for the final decision to be issued.

Moreover, it should be noted that in using a legal tool recognised under German law, and pending the aforementioned proceedings, HVB asked the Shareholders' Meeting held on 29 and 30 July 2008 to reconfirm the resolutions that were passed by the Extraordinary Shareholders' Meeting of October 25, 2006 (so-called Confirmatory Resolutions) and contested. If passed, these resolutions would make the alleged improprieties irrelevant.

The Shareholders' Meeting approved these resolutions, which, however, were in turn challenged by several shareholders in August 2008.
In February 2009, an additional resolution was adopted that confirmed that adopted resolutions.

In the judgment of December 10, 2009, the Court rejected the voidance action against the first confirmatory resolutions adopted on July 29 and 30, 2008. Several former shareholders filed an appeal against this judgement. No date has yet been set for the hearing.

In light of the above events, the appeal proceedings initiated by HVB against the judgment of January 31, 2008 were suspended until a final judgment is issued in relation to the confirmatory resolutions adopted by HVB's Shareholders' Meeting of July 29 and 30, 2008.

Squeeze-out of HVB minority shareholders (appraisal proceedings)

Approximately 300 former minority shareholders of HVB filed a request to revise the price obtained in the squeeze-out (appraisal proceedings). The dispute mainly concerns profiles regarding the valuation of HVB. UniCredit S.p.A. submitted its defence briefs on July 23, 2009.
The first hearing took place on April 15, 2010. The proceedings are still pending.

Squeeze-out of Bank Austria's minority shareholders

After a settlement was reached on all legal challenges to the transaction in Austria, the resolution passed by the Bank Austria shareholders' meeting approving the squeeze-out of the ordinary shares held by minority shareholders (with the exception of the so-called "golden shareholders") was recorded in the Vienna Business Register on May 21, 2008.

Accordingly, UniCredit S.p.A. became the owner of 99.995% of the Austrian bank's share capital with the resulting obligation to pay minority shareholders a total amount of €1,045 million, including interest accrued on the squeeze-out, in accordance with local laws.

The minority shareholders received the squeeze-out payment including the related interest.

Part E - Information on risks and related risk management policies (Continued)

Several shareholders have initiated proceedings with the Commercial Court of Vienna claiming that the squeeze-out price was inadequate, and asking the Court to review the adequacy of the amount paid (appraisal proceedings).

UniCredit S.p.A. immediately challenged the competency of the Vienna Court, but, on March 12, 2010, the Supreme Court confirmed the jurisdiction of the Commercial Court of Vienna.
Arguments will therefore be heard before the Commercial Court of Vienna.

In addition to the judicial proceeding in front of the Commercial Court of Vienna, a minority shareholder initiated a parallel procedure before an Arbitral Tribunal at the same time. If the outcome is unfavorable for UniCredit S.p.A., a negative impact for the Group cannot be excluded.

Cirio and Parmalat criminal proceedings

Between the end of 2003 and the beginning of 2004, criminal investigations of some former Capitalia Group (now UniCredit Group), officers and managers were conducted in relation to the insolvency of Cirio Group. The trials resulting from these investigations, related to the Group's insolvency, involved the former Capitalia S.p.A., (now UniCredit S.p.A.), one of the lending banks of said group and resulted in the certain executives and officers of the former Capitalia S.p.A. (now UniCredit S.p.A.) being committed to trial.
Cirio S.p.A.'s extraordinary administration and several bondholders joined the criminal judgment as civil complainants without specifying damages claimed. UniCredit S.p.A., also as the universal successor of UniCredit Banca di Roma S.p.A. was cited as legally liable. The proceedings are in the discussion phase.
The officers involved in the proceedings in question maintain that they performed their duties in a legal and proper manner.
With respect to that proceeding, also on the basis of legal opinions, although there is a potential risk of civil liability for UniCredit S.p.A. due in part to the complexity of the facts alleged, it is at present not possible to reliably estimate the contingent liability, due to the lack of relevant elements.
With regard to the state of insolvency of the Parmalat Group, from the end of 2003 to the end of 2005, investigations were also carried out on certain executives and officers of the former Capitalia S.p.A. (now UniCredit S.p.A.), who had been committed for trial within the scope of three distinct criminal proceedings known as "Ciappazzi", "Parmatour" and "Eurolat".
Companies of the Parmalat Group in extraordinary administration and numerous Parmalat bondholders are the plaintiffs in the civil suits in the aforementioned proceedings. All of the civil claimants' lawyers have reserved the right to quantify damages at the conclusion of the first instance trials.
In the "Ciappazzi" and "Parmatour" proceedings, several companies of the UniCredit Group have been cited as legally liable.
The proceedings are in the discussion phase.
Upon execution of the settlement of August 1, 2008 between UniCredit Group and Parmalat S.p.A., and as Parmalat Group companies in extraordinary administration, all civil charges were either waived or revoked.
The officers involved in the proceedings in question maintain that they performed their duties in a legal and proper manner.
On June 11, 2010, UniCredit reached an agreement with the **Association of Parmalat Bondholders of the Sanpaolo IMI Group** (the "Association") aimed at settling - without any admission of responsibility - the civil claims brought against certain banks of the UniCredit Group, by the approximately thirty-two thousand Parmalat bondholders who are members of the Association.
For these proceedings, a provision has been made for an amount consistent with what currently appears to be the potential risk of liability for the Companies of the Group.

Lehman

As is widely known, 2008 witnessed periods of considerable instability in financial markets involving all major markets, particularly those in the United States.
Several companies in the Lehman Brothers Group were put into receivership in the countries in which they operated. Specifically, in the U.S., Lehman Brothers Holdings Inc., among others, was put into receivership, while in the Netherlands, Lehman Brothers Treasury Co. BV was put into receivership. As a result, as at June 30, 2010, a certain number of complaints were received concerning transactions involving financial instruments issued by Lehman Group companies or related to them. A careful review of these complaints is being conducted by the companies that received them. The number of pending cases as at June 30, 2010 is not considered material by the Issuer.

Madoff

In December 2008, Bernard L. Madoff, former chairman of the NASDAQ and owner of Bernard L. Madoff Investment Securities LLC **("BMIS")**, an investment company registered with the Securities Exchange Commission (the **"SEC"**) and the **Financial Industry Regulatory Authority ("FINRA")**, was arrested on charges of securities fraud for what has been described by U.S. authorities as a Ponzi scheme. In the same month, a bankruptcy administrator (the **"SIPA Trustee"**) for the BMIS liquidation was appointed in accordance with the U.S. Securities Investor Protection Act of 1970. In March 2009, Bernard L. Madoff was found guilty of several crimes, including securities fraud, investment adviser fraud, and providing false information to the SEC. In June 2009, Bernard L. Madoff was sentenced to 150 years in prison.

Following Bernard L. Madoff's fraud conviction, several criminal and civil suits were filed in various countries against financial institutions and investment advisers by, or on behalf of, investors, intermediaries acting as brokers for investors and public entities in relation to losses incurred.

UniCredit S.p.A., some of its subsidiaries, and some of its employees or former employees were subpoenaed, or may be subpoenaed in the future, in the proceedings and/or investigations of the Madoff case in various countries, including the United States, Austria, and Chile.

As at the date of Bernard L. Madoff's arrest, the Alternative Investments division of Pioneer, a subsidiary of the UniCredit S.p.A. **("PAI")**, acted as investment manager and/or investment adviser for some funds that had invested in other funds with accounts at BMIS. Specifically, PAI acted as investment manager and/or investment adviser for the Primeo funds and AllWeather funds. PAI acted as the investment adviser for the Primeo funds from April 2007, after having taken over from BA Worldwide Fund Management **("BAWFM")**, an indirect subsidiary of BA. The Primeo and AllWeather invested in other funds, which held accounts managed by BMIS. Certain documents prepared by these funds showed assets managed by the UniCredit S.p.A.'s subsidiaries on behalf of fund administrators in the amount of €805 million in November 2008. Based on these documents, the amount includes invested capital and proceeds from the investment. Given Bernard L. Madoff's admission of guilt and the facts that emerged following the fraud committed by BMIS, it is clear that the amounts indicated in the aforementioned documents do not accurately reflect the investments made and the proceeds from these investments. As a result, the above amounts should not be considered indicative of the amount of losses incurred by final investors of the funds involved.

Speculative funds established under Italian law and managed by PAI do not have any exposure to funds that invested in accounts managed by BMIS.

HVB issued various tranches of debt securities whose potential yield was calculated based on the yield of a hypothetical structured investment (synthetic investment) in the Primeo funds. The notional value of the debt securities issued in reference to Primeo funds was €27 million. Some legal proceedings were brought in Germany regarding debt securities issued by HVB and connected to Primeo funds, citing HVB as the defendant.

BAWFM, a subsidiary of BA, acted as investment adviser for Primeo funds until the beginning of April 2007. Some BA customers purchased shares in Primeo funds that were held on their accounts with BA.

UniCredit S.p.A. and its BA and PAI subsidiaries were named among the 50 defendants in three putative class actions suits filed with the United States District Court for the Southern District of New York, in which the petitioners claim to represent the investors of three funds in whose assets were invested in BMIS, directly or indirectly. The defendants were accused of having omitted pertinent information from, or including false information in, prospectuses and related appendices used for the securities offering.
The petitioners of the class action allege that the investors were misled, *inter alia*, as to the lack of diversification of the investments, on the fact that the funds were invested in BMIS and on the level of due diligence performed by the defendants. Furthermore, the petitioners allege that the defendants did not give adequate attention to "red flags" that were identified and would have made them aware of Bernard L. Madoff's fraud. The three class actions claim compensation for damages with related interest, reimbursement of expenses, costs, legal consultancy fees and the recognition of equitable/injunctive relief. One of the class actions specifically seeks a sentence finding the defendants liable for an amount equivalent to the amount of the initial investments of the collective parties together with interest and proceeds that the parties would have received if their money had been invested wisely. This suit also specifically requests compensation for punitive damages and that the Court prohibits the defendants from using assets of the funds to defend themselves or to indemnify themselves.

In October 2009, the Southern District consolidated the three cases for pretrial purposes. Thereafter, amended consolidated complaints relating to each of three investment fund groups that allegedly invested with BMIS (the "Herald" funds, "Primeo" funds and "Thema" funds) were filed.

The amended "Herald" complaint, filed in February 2010, asserts putative class action claims on behalf of investors who owned shares of Herald Fund SPC-Herald USA Segregated Portfolio One and/or Herald (Lux) on December 10, 2008, or purchased shares in those funds from January 12, 2004, to December 10, 2008, and were damaged thereby. The amended complaint alleges that UniCredit S.p.A., Bank Austria and Bank Medici, among other defendants, breached common law duties and violated U.S. federal securities laws by, inter alia, knowingly or recklessly failing to safeguard plaintiff's investment in the face of "red flags" concerning Madoff. Plaintiff seeks unspecified damages, punitive damages, recoupment of fees, benefits or assets unjustly obtained from the putative class, costs and attorneys' fees to be determined at trial, as well as an injunction preventing defendants from using fund assets to defend the action or otherwise seeking indemnification from the funds.

The amended "Primeo" complaint, filed in February 2010, asserts putative class action claims on behalf of investors who owned shares of Primeo Select Fund and/or Primeo Executive Fund on December 10, 2008, or purchased shares of those funds from January 12, 2004, to December 12, 2008, and were damaged thereby. The amended complaint alleges that UniCredit S.p.A., Bank Austria, Bank Medici, BA Worldwide, PAI and Pioneer Global Asset Management S.p.A, among other defendants, breached common law duties and violated U.S. federal securities laws by, inter alia, misrepresenting the monitoring that would be done of Madoff and plaintiffs' investments and disregarding "red flags" of Madoff's fraud. Plaintiffs seek unspecified damages, recoupment of fees, benefits or assets unjustly obtained from the putative class, interest, punitive damages, costs and attorneys' fees to be determined at trial, as well as an injunction preventing defendants from using fund assets to defend the action or otherwise seeking indemnification from the funds.

Part E - Information on risks and related risk management policies (CONTINUED)

The amended "Thema" complaint, filed in February 2010, asserts putative class action claims on behalf of investors who owned shares of Thema International Fund plc and/or Thema Fund on December 10, 2008, or purchased shares in those funds from January 12, 2004, to December 14, 2008, and were damaged thereby. The amended complaint alleges that UniCredit S.p.A., BA Worldwide and Bank Medici, among other defendants, violated U.S. federal securities laws and committed common law torts by, inter alia, recklessly or knowingly making or failing to prevent untrue statements of material fact and/or failing to exercise due care in connection with plaintiff's investment. The amended complaint further alleges that UniCredit S.p.A., BA Worldwide and Bank Medici were unjustly enriched by the receipt of monies from the putative class. Plaintiff seeks unspecified damages (including profits that the putative class would have earned had their money been invested prudently), interest, punitive damages, costs and attorneys' fees, as well as an injunction preventing defendants from using fund assets to defend the action or otherwise seeking indemnification from the funds.
These proceedings are in their initial stages. UniCredit S.p.A. and its affiliated defendants intend to defend these proceedings and to assert defences against the Madoff-related claims directed at them.

During Q2 2010, Pioneer Global Investments (Australia) Pty Limited which acts as Investment Manager of the Allweather (A$) Absolute Return Fund ("AllWeather A$") (an Australian domiciled trust which invests in the Bermuda based AllWeather fund complex) has received copies of certain complaints and pre litigation correspondence from an Australian pension fund which had invested AllWeather A$. This correspondence relates to the investment of the AllWeather funds in Madoff feeders. At this stage no court proceedings have been issued and no precise details of the complaints have been provided

Proceedings were initiated in Austria related to Bernard L. Madoff's fraud in which BA and BANKPRIVAT AG (a former subsidiary of BA, with which it merged on October 29, 2009), among others, were named as defendants. The parties invested in funds that, in turn, invested directly or indirectly in BMIS. BA is also the subject of proceedings in Austria following the complaint filed by the Supervisory Authority for Austrian financial markets with the Austrian Attorney's Office and complaints filed to said Attorney's Office by private parties that invested in funds which, in turn, invested directly or indirectly in BMIS. The parties that filed said complaints maintain that BA violated among others the terms of the Austrian Consolidated Investment Act that governs the role of BA as "auditor of the prospectus" of Primeo funds.

Several subsidiaries of UniCredit S.p.A. have received orders and requests to produce information and documents from the SEC, the U.S. Department of Justice and the SIPA Trustee in the United States, the Austrian Supervisory Authority for financial markets, the Irish Supervisory Authority for financial markets and BaFin in Germany related to their respective investigations into Bernard L. Madoff's fraud.

In addition to proceedings stemming from the Madoff case against UniCredit S.p.A., its subsidiaries and some of their respective employees and former employees, additional actions have been threatened and may be filed in the future in said countries or in other countries by private investors or local authorities. The pending or future actions may have negative consequences for the Group.

All pending actions are in the initial phases. UniCredit S.p.A. and its subsidiaries involved intend to defend themselves against the charges regarding the Madoff case by any method available to them.
At the time being it is not possible to reliably estimate the timing and results of the various actions, nor determine the level of responsibility, if any responsibility exists. Presently, in compliance with international accounting standards, no provisions were made for specific risks associated with Madoff disputes.

Medienfonds
Various investors in VIP Medienfonds 4 Gmbh & Co. KG **("Medienfonds")** brought legal proceedings against the subsidiary HVB. The investors in the Medienfonds fund initially enjoyed certain tax benefits which were later prohibited by the tax authorities. HVB did not sell shares in the Medienfonds fund, but granted loans for investment in said fund, to all investors (for a part of the amount invested), by assuming specific repayment obligations in respect of said fund of which certain some film distributors are holders. The actors argue that HVB was aware that the structure of the fund increased the tax risk associated with the investment, particularly in relation to the possible loss of tax benefits and that it would be responsible, together other parties, for presumed errors in the prospectus used to market the fund. The courts of first instance passed various sentences, certain of which were unfavourable to HVB, but none of these decisions have yet become final. The District High Court of Munich is dealing with the issue relating to prospectus liability through a specific procedure pursuant to the Capital Markets Test Case Act (Kapitalanleger-Musterverfahrensgesetz) including that of HVB. HVB and another German bank involved in said proceedings have proposed a settlement. HVB has moved to make provisions which are, at present, deemed to be congruous.

CODACONS Class action
With a petition served on January 5, 2010, CODACONS *(Co-oordination of the associations for the defence of the environment and the protection of consumer rights)*, on behalf of one of its applicants, submitted a class action to the Court of Rome against UniCredit Banca di Roma S.p.A. pursuant to article 140-bis of the Consumer Code (Legislative Decree no. 206 dated September 6, 2005). This action, which was brought for an amount of €1,250 (plus unquantified non-material damages), is based on the allegations of AGCM, according to which Italian banks would have paid for the abolition of maximum overdraft commission introducing new and more costly commissions for users. The applicant asked the Court of Rome to allow

the action specifying the criteria based on which the parties which intend to adhere are included in the class action and setting fixed terms of not more than 120 days within which the adhesion contracts must be deposited in the court registry. If the Court considers the collective action admissible, the sum requested could significantly increase in relation to the number of adhesions of current account holders of UniCredit Banca di Roma S.p.A. who consider that they have suffered damages as a result of the behaviour at issue.
The next hearing, in which the admissibility of the lawsuit will be evaluated, will be held on September 23, 2010.
The Bank believes it has operated in compliance with the law.

QUANTITATIVE INFORMATION

Detailed below is the percentage composition, by type of event, of operational risk sources as defined by the New Basel Capital Accord and acknowledged by the New Regulations for the Prudential Supervision of Banks issued by the Bank of Italy in December 2006 (Circular No. 263) and in successive updates.

The major categories are as follows:

- internal fraud: losses owing to unauthorised activity, fraud, embezzlement or violation of laws, regulations or business directives that involve at least one internal member of the bank;
- external fraud: losses owing to fraud, embezzlement or violation of laws by subjects external to the bank;
- employment practices and workplace safety: losses arising from actions in breach of employment, health and workplace safety laws or agreements, from personal injury compensation payments or from cases of discrimination or failure to apply equal treatment;
- clients, products and professional practices: losses arising from non-fulfilment of professional obligations towards clients or from the nature or characteristics of the products or services provided;
- damage from external events: losses arising from external events, including natural disasters, acts of terrorism and vandalism;
- business disruption and system failures: losses owing to business disruption and system failures or interruptions;
- process management, execution and delivery: losses owing to operational or process management shortfalls, as well as losses arising from transactions with commercial counterparties, sellers and suppliers.



Event type categories (%)
0.2
1
3
5
7
56
28
IT Systems
Material damage
Employment practices
Internal fraud
External fraud
Process execution
Clients

In the first half of 2010, the main source of operational risk was "Clients, products and professional practices", a category which includes losses arising from the non-fulfilment of professional obligations towards clients or from the nature or characteristics of the products or services provided, as well as any sanctions for violating tax regulations. The second largest contribution to losses came from errors in process management, execution and delivery due to operational or process management shortfalls. There were also, in decreasing amounts, losses stemming from external fraud, internal fraud and employment practices. The residual risk categories were damage to physical assets from external events and IT systems related problems.

Section 5 - Other Risks

The risk types described above are the main ones, nevertheless the Group has broadened the types of risk analyzed in order to achieve a more accurate measurement of the risks assumed. At the same time, methods have been established for combining risks to reach an overall measurement of risk by integrating individual risks through the calculation of internal capital.

To this end, the Group has identified risks inherent in the Group's asset and liability positions and its operations, singling out the following types of risk in addition to the credit, market, operational and liquidity risks already mentioned:

- **Business risk:** this derives from a reduction of margins not due to market, credit or operational risks, but to changes in the competitive environment and in customer behavior. Specifically, it mainly concerns future changes in margins and their impact on the Group's value and capitalization levels.
- **Real estate risk:** this risk is defined as the potential losses from negative fluctuations in the market value of the real estate portfolio owned by the Group. Real estate provided as collateral by customers is not included.
- **Financial investment risk:** this represents the potential loss in value of non-speculative financial investments made in non-Group companies which are not included in the scope of consolidation. Trading book positions are not taken into consideration.
- **Strategic risk:** this arises from unexpected changes in the competitive environment, from the failure to recognize ongoing trends in the banking sector or from making incorrect conclusions regarding these trends. The impacts of decisions that are detrimental to long-term objectives and that may be difficult to reverse are also considered.

Part E - Information on risks and related risk management policies (Continued)

- **Reputational risk:** this is the current or future risk of a decline in profits or capital as a result of a negative perception of the bank's image by customers, counterparties, bank shareholders, investors or the regulator.

The second step in extending the risk profile consists of identifying the best analysis method. Certain categories lend themselves to quantitative analysis using statistical methods, while others require a more qualitative approach such as scenario analysis. Quantitative measurement is carried out using:
- estimated economic capital and their aggregation as input of internal capital;
- stress tests.

Economic capital is the capital the Group needs to hold to bear risks associated with its positions and operations and is calculated in relation to both individual and combined risk categories consistent with the target rating. Based on the approaches described, the Group has decided to measure business, real estate and financial investment risk using economic capital since the amount of capital determined may be used to cover potential losses. On the other hand, strategic risk is analyzed using scenarios that also arrive at an estimate of potential losses in certain contexts, but is not included in the estimate of aggregated economic capital and then internal capital.
The multi-faceted nature of risk necessitates Stress Test analyses in addition to the measurement of operating capital. This is done not only to estimate losses in certain scenarios, but also to understand the impact of the factors causing these losses.
Stress Tests are performed for individual and combined risk categories by simulating combined changes in risk factors in order to support the estimate of internal capital. The integrated Stress Test estimate deals both with the amount of individual risks, as well as with the decreased diversification benefit in crisis conditions.
The Group Risk Management reorganization has extended the internal validation scope to the ICAAP, with the objective to verify individual adequacy and overall consistency of the risk measurement methodologies supporting the ICAAP, including stress testing and risk aggregation.

Internal Capital Adequacy Assessment Process (ICAAP)
In accordance with the Basel 2 recommendations, measuring risk profile is a fundamental element of the capital adequacy process.

The Group's approach to capital adequacy consists of five phases:
- Risk and perimeter identification;
- Risk measurement and management;
- Capital planning and risk appetite setting;
- Monitoring and reporting;
- Risk governance.

Risk profile measurement is carried out using the internal capital, which is determined by aggregating economic capital related to the types of risk described above net of diversification benefits plus a cushion that takes into account significant elements for determining the risk profile, such as the variability of the economic cycle and the risk model, with reference to the quality of the data and the accuracy of the models.
The risk profile is defined using internal capital for large and medium-sized companies, while for small companies a synthetic approach is used to allow for an efficient measurement process at the consolidated level.
Group Internal Capital is then broken down at the consolidated level according to the divisional structure, a key concept of the Group business strategy.

Capital adequacy is the balance between capital and assumed risk, with a view to both the first and second pillar, where it is measured respectively by the Core Tier 1 Ratio, Total Capital Ratio and the Risk Taking Capacity. The latter is the ratio between the available capital (Available Financial Resources, AFR) and the internal capital.
The AFR can be used to protect the bank from insolvency. These resources must be committed and defined on a contractual basis, so that they can be relied upon in times of crisis. Since losses impact the AFR, these can also be defined as the amount of losses that can be absorbed by the bank before it becomes insolvent.

The capital planning process involves allocating the capital to the business segments and entities in order to reach value creation objectives on the basis of risk propensity. Over the long run the Group aims to generate an income greater than is necessary to remunerate risk (cost of capital at risk) and thus create value so as to maximize the return for its shareholders.
Risk propensity can be defined as the long- and short-term variability in results that Senior Management is willing to accept in support of a particular strategy.

The risk appetite framework adopted by UniCredit comprises three areas:
- Capital adequacy;
- Profitability and risks;
- Liquidity and Funding.

The Stress Test on risks is run under a capital adequacy perspective by integrating risk values with scenario impacts on available capital, which represents the Group capacity to stand further losses in stressed conditions.
The risk appetite and the objectives consequently set are then subject to monitoring and reporting in terms of both risk profile and profitability.
To improve the efficiency of the decision-making process, the monitoring translates into a regular report to Senior Management.
In addition, the Parent Bank is required to submit a consolidated report on capital adequacy in accordance with the Banca d'Italia guidelines, at the same time providing an overview on the principal Entities.

The governance at the basis of the capital adequacy process is divided into two dimensions:
- within each Entity, including the Parent Bank;
- in the relations between the Parent Bank (with guidance, support and oversight functions), the Business Segments (SBAs), the Sub-Holdings and the Entities.

The capital adequacy process is of fundamental importance within the Group and therefore requires an adequate risk governance system ensuring the involvement of Top Management and appropriate assignment of ICAAP activities to the organizational functions.
In fact, the ultimate responsibility lies with the Board of Directors, since the capital adequacy process requires settino the risk appetite and a strategic view for the proper allocation of the available capital resources. Senior Management identifies the relevant bodies/structures that take part to the process and adopts decisions regarding reporting activities to the competent decision-making body (for example, the Group Risk Committee).

Reputational Risk

UniCredit Group has identified reputational risk as the current or future risk of a decline in profits or capital as a result of a negative perception of the bank's image by customers, counterparties, bank shareholders, investors or the regulator.

In this regard, in July 2009, in the broader context of the Group Risk Management reorganization, the new Reputational Risk Measurement and Control unit was formally appointed within the Operational and Reputational Risks Portfolio Management department.

The primary role of Reputational Risk Measurement and Control is:
- developing methodologies enabling the identification, assessment and measurement of reputational risk;
- defining reputational risk limits, and suggesting mitigation actions, supporting the relevant Business Units and Legal Entities in monitoring their implementation.

Moreover, a dedicated Group Reputational Risk Committee, reporting to the Group Risk Committee, has been established with responsibility in issuing reputational risk policies, ensuring consistency in reputational risk practice across Business Units and Legal Entities and controlling and monitoring the Group Reputational Risk portfolio. Furthermore, the Group Transactional Risk Committees are in charge of handling reputational issues concerning individual transactions, based on reputational risk special policies.

In July 2009, the Group Risk Committee approved the updated version of both the Nuclear Energy and the Defense/Weapons Industry Reputational Risk Special Policies, governing business operations in such sectors.

Part F - Consolidated Shareholders' Equity

Part F - Consolidated Shareholders' Equity

Section 1 - Consolidated Shareholders' Equity

A. QUALITATIVE INFORMATION

The UniCredit Group has made a priority of capital management and allocation (for both regulatory and economic capital) on the basis of the risk assumed in order to expand the Group's operations and create value. These activities are part of the Group planning and monitoring process and comprise:

- planning and budgeting processes:
  - proposals as to risk propensity and capitalisation objectives;
  - analysis of risk associated with value drivers and allocation of capital to business areas and units;
  - assignment of risk-adjusted performance objectives;
  - analysis of the impact on the Group's value and the creation of value for shareholders;
  - preparation and proposal of the financial plan and dividend policy;
- monitoring processes:
  - analysis of performance achieved at Group and business unit level and preparation of management reports for internal and external use;
  - analysis and monitoring of limits;
  - analysis and performance monitoring of the capital ratios of the Group and individual companies.

The Group has set itself the goal of generating income in excess of that necessary to remunerate risk (cost of equity), and thus of creating value, so as to maximise the return for its shareholders in terms of dividends and capital gains (total shareholder return). This is achieved by allocating capital to various business areas and business units on the basis of specific risk profiles and by adopting a methodology based on risk-adjusted performance measurement (RAPM), which will provide, in support of planning and monitoring processes, a number of indicators that will combine and summarise the operating, financial and risk variables to be considered.

Capital and its allocation are therefore extremely important for strategy, since capital is the object of the return expected by investors on their investment in the Group, and also because it is a resource on which there are external limitations imposed by regulatory provisions.

The definitions of capital used in the allocation process are as follows:

- Risk or employed capital: This is the equity component provided by shareholders (employed capital) for which a return that is greater than or equal to expectations (cost of equity) must be provided;
- Capital at risk: This is the portion of capital and reserves that is used (the budgeted amount or allocated capital) or was used to cover (at period-end - absorbed capital) risks assumed to pursue the objective of creating value.

Capital at risk is dependant on the propensity for risk and is based on the target capitalization level which is also determined in accordance with the Group's credit rating.

If capital at risk is measured using risk management methods, it is defined as economic capital, if it is measured using regulatory provisions, it is defined as regulatory capital. In detail:

- Economic capital is the portion of equity that is actually at risk, which is measured using probability models over a specific confidence interval.
- Regulatory capital is the component of total capital represented by the portion of shareholders' equity put at risk (Core Equity or Core Tier 1) that is measured using regulatory provisions.

Economic capital and regulatory capital differ in terms of their definition and the categories of risk covered. The former is based on the actual measurement of exposure assumed, while the latter is based on schedules specified in regulatory provisions.

The relationship between the two different definitions of capital at risk can be obtained by relating the two measures to the Group's target credit rating (AA- by S&P) which corresponds to a probability of default of 0.03%. Thus, economic capital is set at a level that will cover adverse events with a probability of 99.97% (confidence interval), while regulatory capital is quantified on the basis of a Core Tier 1 target ratio in line with that of major international banking groups with at least the same target rating.

Thus, during the application process the "double track" approach is used which assumes that allocated capital is the greater of economic capital and regulatory capital (Core Tier 1) at both the consolidated and business area or business unit levels.

If economic capital is higher, this approach makes it possible to allocate the actual capital at risk that regulators have not yet been able to incorporate, and if regulatory capital is higher, it is possible to allocate capital in keeping with regulatory provisions.
The starting point for the capital allocation process is consolidated capital attributable to the Group.

The purpose of the capital management function performed by the Capital Management unit of Planning, Finance and Administration is to define the target level of capitalisation for the Group and its companies in line with regulatory restrictions and the propensity for risk.

Capital is managed dynamically: the Capital Management unit prepares the financial plan, monitors capital ratios for regulatory purposes and anticipates the appropriate steps required to achieve its goals.
On the one hand, monitoring is carried out in relation to both shareholders' equity and the composition of capital for regulatory purposes (Core Tier 1, Tier 1, Lower and Upper Tier 2 and Tier 3 Capital), and on the other hand, in relation to the planning and performance of risk-weighted assets (RWA).

The dynamic management approach aims to identify the investment and capital-raising instruments and hybrid capital instruments that are most suitable for achieving the Group's goals. If there is a capital shortfall, the gaps to be filled and capital generation measures are indicated, and their cost and efficiency are measured using RAPM. In this context, value analysis is enhanced by the joint role played by the Capital Management unit in the areas of regulatory, accounting, financial, tax-related, risk management and other aspects and the changing regulations[1] affecting these aspects so that an assessment and all necessary instructions can be given to other Group HQ areas or the companies asked to perform these tasks.

Section 2 - Shareholders' Equity and banking regulatory ratios

2.1 Regulatory framework

The prudential scope of consolidation defined by regulatory rules (Bank of Italy regulations n. 263 - December 27, 2006 and n. 155 - December 18, 1991) includes subsidiaries with the following characteristics:

- banks, financial companies and ancillary banking services companies directly or indirectly controlled to which the line-by-line consolidation method is applied;
- banks, financial companies and ancillary banking services companies directly or indirectly participated for a share equal or more than the 20% when they are jointly controlled with other entities, to these subsidiaries has to be applied the proportional consolidation method;
- the following entities are consolidated with equity method:
  - banks or financial companies directly or indirectly participated for a share equal or more than the 20% or anyway subjected to significant influence;
  - to companies, different from banks, financial companies and ancillary banking services companies directly or indirectly controlled exclusively or jointly or subjected to significant influence.

In accordance with the mentioned regulations, equity interests over 10% in banking and financial companies are deducted from the capital for regulatory purposes; other equity investments are recognized as risk-weighted assets.

The prudential scope of consolidation is different from the scope of the Financial Statement, defined by IAS/IFRS rules.

1. E.g. Basel II, IAS/IFRS etc.

Part F - Consolidated Shareholders' Equity (CONTINUED)

2.2 Capital for regulatory purposes

A. QUALITATIVE INFORMATION

1. Tier 1

The following instruments are included in tier 1:

INTEREST RATE	MATURITY	STARTING DATE OF PREPAYMENT OPTION	AMOUNT IN ORIGINAL CURRENCY (MLN)		AMOUNT INCLUDED IN REGULATORY EQUITY (EURO '000)	STEP-UP	OPTION TO SUSPEND INTEREST PAYMENT	ISSUED THROUGH A SPV SUBSIDIARY
8.05%	perpetual	Oct-10	EUR	540	504,874	yes	yes	yes
9.20%	perpetual	Oct-10	USD	450	325,973	yes	yes	yes
4.03%	perpetual	Oct-15	EUR	750	750,000	yes	yes	yes
5.40%	perpetual	Oct-15	GBP	300	330,559	yes	yes	yes
8.59%	31-Dec-50	Jun-18	GBP	350	388,504	yes	yes	yes
7.055%	perpetual	Mar-12	EUR	600	421,880	yes	no	yes
8.125%	31-Dec-50	Dec-19	EUR	750	747,747	yes	no	no
12m L + 1.25%	7-Jun-11	(1)	EUR	300	295,695	no	no	no
12m L + 1.25%	7-Jun-11	(1)	EUR	200	200,000	no	no	no
8.741%	30-Jun-31	Jun-29	USD	300	92,902	no	yes	yes
7.76%	13-Oct-36	Oct-34	GBP	100	42,115	no	yes	yes
9.00%	22-Oct-31	Oct-29	USD	200	69,670	no	yes	yes
3.50%	31-Dec-31	Dec-29	JPY	25,000	229,801	no	yes	yes
10y CMS [2] +0.10%. cap 8.00%	perpetual	Oct-11	EUR	245	243,684	no	no	no
10y CMS [2] +0.15%. cap 8.00%	perpetual	Mar-12	EUR	147	145,568	no	no	no
TOTAL					**4,788,972**			

1. Prepayment option is not available.
2. Constant Maturity Swap.

2. Tier 2

The following table shows upper tier 2 instruments, which account for more then 10% of the total issued amount:

INTEREST RATE	MATURITY	STARTING DATE OF PREPAYMENT OPTION	AMOUNT IN ORIGINAL CURRENCY (MLN)		AMOUNT INCLUDED IN REGULATORY EQUITY (EURO '000)	STEP-UP	OPTION TO SUSPEND INTEREST PAYMENT
3.95%	1-Feb-16	not applicable	EUR	900	896,401	not applicable	yes [1]
5.00%	1-Feb-16	not applicable	GBP	450	549,886	not applicable	yes [1]
6.70%	5-Jun-18	not applicable	EUR	1,000	996,737	not applicable	yes [1]
6.10%	28-Feb-12	not applicable	EUR	500	499,908	not applicable	yes [1]

1. - if dividend is not paid, payment of intertest is suspended (deferral of interest);
- if losses take share capital and reserves under the threshold set by Banca d'Italia to authorize banking business, face value abd interestsare proportionally reduced.

3. Tier 3

There are no values to be disclosed.

B. QUANTITATIVE INFORMATION

Regulatory Capital Breakdown

(€ '000)

REGULATORY CAPITAL	06.30.2010	12.31.2009
A. Tier 1 before prudential filters	**46,631,249**	**42,234,352**
A.1 Tier 1 positive items:	72,570,476	68,420,247
A.1.1 - Capital	*9,985,065*	*8,735,405*
A.1.2 - Share premium account	*41,080,377*	*38,338,920*
A.1.3 - Reserves	*16,253,861*	*15,052,546*
A.1.4 - Non-innovative capital instruments	*1,319,435*	*1,491,175*
A.1.5 - Innovative capital instruments	*3,469,537*	*3,475,699*
A.1.6 - Net income of the year/Interim profit	*462,201*	*1,326,502*
A.2 Tier 1 negative items:	(25,939,227)	(26,185,895)
A.2.1 - Treasury stocks	*(4,172)*	*(6,019)*
A.2.2 - Goodwill	*(21,877,878)*	*(22,029,201)*
A.2.3 - Other intangible assets	*(4,057,177)*	*(4,150,675)*
A.2.4 - Loss of the year/Interim loss	-	-
A.2.5 - Other negative items:	-	-
** Value adjustments calculated on the supervisory trading book*	-	-
** Others*	-	-
B. Tier 1 prudential filters	**(1,030,566)**	**(875,106)**
B.1 Positive IAS/IFRS prudential filters (+)	-	-
B.2 Negative IAS/IFRS prudential filters (-)	(1,030,566)	(875,106)
C. Tier 1 capital gross of items to be deducted (A+B)	**45,600,683**	**41,359,246**
D. Items to be deducted	**2,529,472**	**2,325,299**
E. Total TIER 1 (C-D)	**43,071,211**	**39,033,947**
F. Tier 2 before prudential filters	**19,116,754**	**18,922,347**
F.1 Tier 2 positive items:	19,466,230	19,892,882
F.1.1 - Valuation reserves of tangible assets	-	-
F.1.2 - Valuation reserves of available-for-sale securities	*142,085*	*191,800*
F.1.3 - Non-innovative capital instruments not eligible for inclusion in Tier 1 capital	-	-
F.1.4 - Innovative capital instruments not eligible for inclusion in Tier 1 capital	-	-
F.1.5 - Hybrid capital instruments	*3,725,661*	*3,915,367*
F.1.6 - Tier 2 subordinated liabilities	*15,320,621*	*15,507,852*
F.1.7 - Surplus of the overall value adjustments compared to the expected losses	-	-
F.1.8 - Net gains on participating interests	-	-
F.1.9 - Other positive items	*277,863*	*277,863*
F.2 Tier 2 negative items:	(349,476)	(970,535)
F.2.1 - Net capital losses on participating interests	-	-
F.2.2 - Loans	-	-
F.2.3 - Other negative items	*(349,476)*	*(970,535)*
G. Tier 2 prudential filters:	**(71,043)**	**(95,900)**
G.1 Positive IAS/IFRS prudential filters (+)	-	-
G.2 Negative IAS/IFRS prudential filters (-)	(71,043)	(95,900)
H. Tier 2 capital gross of items to be deducted (F+G)	**19,045,711**	**18,826,447**
I. Items to be deducted	**2,529,472**	**2,325,299**
L. Total TIER 2 (H-I)	**16,516,239**	**16,501,148**
M. Deductions from Tier 1 and Tier 2	**1,115,626**	**1,163,273**
N. Capital for regulatory purposes (E+L-M)	**58,471,824**	**54,371,822**
O. Tier 3 Capital	**-**	**-**
P. Capital for regulatory purposes included Tier 3 (N+O)	**58,471,824**	**54,371,822**

Starting from June 30, 2010 UniCredit exercised the option allowed by Banca d'Italia in its document dated May 18, 2010 to deduct all capital gains or losses deriving from debt securities issued by EU Countries' Central Administrations (which after December 31, 2009 were recognized in valuation reserves), instead of confirming the asymmetric approach used in the past. Further details are provided in Part A - Accounting Policies.

Part F - Consolidated Shareholders' Equity (CONTINUED)

2.3 Capital adequacy

A.QUALITATIVE INFORMATION

See the above "Section 1 - Consolidated Shareholders' Equity" for qualitative information on the procedures adopted by the Banking Group to assess the adequacy of regulatory capital supporting current and future activities.

B. QUANTITATIVE INFORMATION

Capital Adequacy

(€ '000)

CATEGORIES/ITEMS	NON WEIGHTED ASSETS		WEIGHTED ASSETS	
	06.30.2010	12.31.2009	06.30.2010	12.31.2009
A. RISK ASSETS				
A.1 Credit and counterparty risk	**1,079,522,988**	**1,058,980,037**	**405,984,493**	**402,365,779**
1. Standardized approach	488,447,674	487,048,600	218,877,513	221,614,924
2. IRB approaches	563,360,542	543,594,963	181,712,583	174,989,926
2.1 Foundation	-	-	-	-
2.2 Advanced	*563,360,542*	*543,594,963*	*181,712,583*	*174,989,926*
3. Securitizations	27,714,772	28,336,474	5,394,397	5,760,929
B. CAPITAL REQUIREMENTS				
B.1 Credit and counterparty risk			**32,478,759**	**32,189,262**
B.2 Market Risk			**967,901**	**719,126**
1. Standardized approach			283,291	256,024
2. Internal models			684,610	463,102
3. Concentration risk			-	-
B.3 Operational risk			**3,277,075**	**3,282,679**
1. Basic indicator approach (BIA)			256,862	253,423
2. Traditional standardized approach (TSA)			597,809	1,154,357
3. Advanced measurement approach (AMA)			2,422,404	1,874,899
B.4 Other capital requirements			-	-
B.5 Other calculation elements			-	-
B.6 Total capital requirements			**36,723,735**	**36,191,067**
C. RISK ASSETS AND CAPITAL RATIOS				
C.1 Weighted risk assets			**459,046,693**	**452,388,342**
C.2 TIER 1 capital/Weighted risk assets (TIER 1 capital ratio)			**9.38%**	**8.63%**
C.3 Capital for regulatory purposes (included TIER 3)/ Weighted risk assets (Total capital ratio)			**12.74%**	**12.02%**

Part H - Related-Party Transactions

Part H - Related-Party Transactions

It is established UniCredit practice, in the performance of its activity, to respect at all times the criteria of transparency, substantial and procedural correctness in transactions with related-parties, as identified by CONSOB, with reference to international accounting principle IAS 24, in line with laws and regulations prevailing from time to time.

As a listed issuer, UniCredit had already adopted a process for monitoring and reporting significant, atypical and/or unusual transactions as well as transactions with related-parties carried out by UniCredit and by the companies belonging to UniCredit Group: in particular, this process is intended to formalize the flow of information to the Board of Statutory Auditors, with information about the characteristics, the parties involved and the associated effects on the company's balance sheet, income statement and financial position, for all transactions with related-parties, as well as to ensure that appropriate information be provided regularly in the management report that accompanies the annual financial statements and the half-year reports.

While complying with the principle set out in art. 2391 of the Italian Civil Code on the subject of directors' interests, the companies belonging to the UniCredit Banking Group must also comply with art. 136 of Legislative Decree 385/93 (Consolidated Banking Act) on the subject of the obligations of corporate banking officers, which provides that they (or any party related to them) may assume obligations to the company they manage, direct or control, only after unanimous approval of the governing body and the favorable vote of all members of the Board of Statutory Auditors as well as, when necessary, Parent Company's approval.

It is also the practice of the Group companies to use the services of independent experts to issue fairness or legal opinions when the nature of the transaction, including those with related-parties, so requires.

As defined by IAS 24, the related parties of UniCredit, with which the companies of the UniCredit Group have conducted transactions pursuant to this paragraph during the first half of 2010, include:
- direct and indirect subsidiaries of UniCredit;
- associates of UniCredit;
- The "key management personnel" of UniCredit;
- close family members of the key management personnel and the companies held by (or associated with) the key management person or their close family members;
- Group employee pension funds.

In addition, we point out that during the first half of 2010, intra-group transactions and/or transactions with related parties, Italian and foreign, were carried out normally under conditions similar to those for transactions with independent third parties. During the first half-year of 2009, all intra-group transactions were carried out based on assessments of mutual economic benefit, and the applicable terms and conditions were established in accordance with fair dealing criteria, with a view to the common goal of creating value for the entire Group. The same principle was applied to intra-group services, as well as the principle of charging on a minimal basis for these services, solely with a view to recovering the respective production costs.

The following table sets out the assets, liabilities and guarantees as at June 30, 2010, for each group of related parties, pursuant to IAS 24.

Related party transactions (€ '000)

	AMOUNTS AS AT 06.30.2010						
	NON-CONSOLIDATED SUBSIDIARIES	NON-CONSOLIDATED JOINT VENTURES	ASSOCIATES	KEY MANAGEMENT PERSONNEL	OTHER RELATED PARTIES	TOTAL	% ON CONSOLIDATED
Financial assets held for trading	-	-	252,304	-	43,349	295,653	0.19%
Financial assets designated at fair value	-	-	10,597	-	-	10,597	0.05%
Available for sale financial assets	82	45	143,158	-	-	143,285	0.36%
Held to maturity investments	-	-	-	-	-	-	-
Loans and receivables with banks	-	49	1,252,011	-	1,505,471	2,757,531	3.43%
Loans and receivables with customers	677,475	49,752	518,102	3,175	436,340	1,684,844	0.30%
Other assets	13,369	3,772	45,340	-	737	63,218	0.59%
Total - Assets	**690,926**	**53,618**	**2,221,512**	**3,175**	**1,985,897**	**4,955,128**	**0.52%**
Deposits from banks	81,572	46,552	13,197,382	-	4,237	13,329,743	11.55%
Deposits from customers	277,198	6,499	583,097	9,744	313,619	1,190,157	0.30%
Debt securities in issue	1,862	-	156,161	-	4,976	162,999	0.05%
Other liabilities	16,836	-	19,158	-	19,605	55,599	0.27%
Total - Liabilities	**377,468**	**53,051**	**13,955,798**	**9,744**	**342,437**	**14,738,498**	**1.54%**
Guarantees given and commitments	8,071	1,643	40,718	38	98,604	149,074	0.08%

The following table sets out the impact of transactions with related parties on the main Income Statement items, for each group of related parties.

Related party transactions: Profit and Loss items

(€ '000)

	AMOUNT AS AT 06.30.2010						
	NON-CONSOLIDATED SUBSIDIARIES	NON-CONSOLIDATED JOINT VENTURES	ASSOCIATES	KEY MANAGEMENT PERSONNEL	OTHER RELATED PARTIES	TOTAL	% ON CONSOLIDATED
Interest income and similar revenues	19,542	69	25,052	43	22,812	67,518	0.47%
Interest expense and similar charges	(3,354)	(209)	(132,463)	(55)	(1,491)	(137,572)	2.11%
Fee and commission income	3,111	12	247,036	6	775	250,940	4.76%
Fee and commission expense	(555)	(1)	(35,745)	-	(4,216)	(40,517)	4.52%
Impairment losses on:	(7,513)	-	(12,594)	(1)	-	(20,108)	0.57%
a) loans	*(7,513)*	-	*(12,594)*	*(1)*	-	*(20,108)*	*0.59%*
b) available-for-sale financial assets	-	-	-	-	-	-	-
c) held-to-maturity investments	-	-	-	-	-	-	-
Operating costs	(5,507)	3,674	(12,632)	-	(4,338)	(18,803)	0.23%

The category "Management Personnel" refers to key management personnel or those parties holding direct or indirect power to plan, direct or control UniCredit assets (meaning the members of the Board of Directors, the Managing Director/CEO, the members of the Executive Management Committee and the Internal Audit Department Head responsible for the first half of 2010).

On the other hand, the category "Other related parties" includes data concerning:

- close family members of key management personnel (that is, family members who may be expected to influence, or be influenced by, the key individual);
- companies controlled/associated with key management personnel or their close family members;
- Pension Funds benefiting the employees of the Group and which UniCredit established.

Pursuant to the provisions of applicable regulations, during the first half-year of 2010 no atypical and/or unusual transactions were carried out whose significance/size could give rise to doubts as to the protection of company assets and minority interest, either with related or other parties.

Part I - Share-Based Payments

Part I - Share-Based Payments

A. QUALITATIVE INFORMATION

1. Description of payment agreements based on own equity instruments

1.1 Outstanding instruments
Group Medium & Long Term Incentive Plans for selected employees include the following categories:
- **Equity-Settled Share Based Payments;**
- **Cash Settled Share Based Payments[1].**

The first category includes the following:
- **Stock Options** allocated to selected Top & Senior Managers and Key Talents of the Group;
- **Performance Shares** allocated to selected Top & Senior Managers and Key Talents of the Group and represented by free UniCredit ordinary shares that the Parent Company undertakes to grant, conditional upon achieving performance targets set at Group and Strategic Area level in the Strategic Plan and any amendments thereto approved by the Parent Company's Board;
- **Employee Share Ownership Plan (ESOP)** that offers to eligible Group employees the possibility to buy UniCredit ordinary shares with the following advantages: granting of free ordinary shares ("Discount Shares" and "Matching Shares" or, for the second category, rights to receive them) measured on the basis of the shares purchased by each Participant ("Investment Shares") during the "Enrolment Period". The granting of free ordinary shares is subordinated to vesting conditions (other than market conditions) stated in the Plan Rules.

The second category includes synthetic "Share Appreciation Rights" linked to the share-value and performance results of some Group-Companies[2].

1.2 Measurement model
1.2.1 Stock Options
The Hull and White Evaluation Model has been adopted to measure the economic value of Stock Options.
This model is based on a trinomial tree price distribution using the Boyle's algorithm and estimates the early exercise probability on the basis of a deterministic model connected to:
- reaching a Market Share Value equals to an exercise price- multiple **(M)**;
- probability of beneficiaries' early exit **(E)** after the end of the Vesting Period.

Any new Stock Options' Plans haven't been granted during 2010.

1.2.2 Other equity instruments (Performance Shares)
The economic value of Performance Shares is measured considering the share market price at the grant date less the present value of the future dividends during the performance period. Parameters are estimated by applying the same model used for Stock Options measurement.
Any new Performance Shares' Plans haven't been granted during 2010.

1.2.3 Employee Share Ownership Plan
For both Discount Shares and Matching Shares (or rights to receive them) the fair value will be measured at the end of the Enrolment Period according to the weighed average price paid by Participants to buy the Investment Shares on the market.
All Profit and Loss and Net Equity effects related to ESOP 2009 will be booked as follows:
- during 2010 for Discount Shares;
- during the three-year period 2011-2013 for Matching Shares (or rights to receive them).

1. Linked to the economic value of instruments representing a subsidiary's Shareholders' Equity.
2. Pioneer Global Asset Management in June 2010.

B. QUANTITATIVE INFORMATION

Effects on Profit and Loss

All Share-Based Payment granted after November 7, 2002 which *vesting period* ends after January 1, 2005 are included within the scope of the IFRS2. Financial liabilities related to Cash-settled payment plans have been recognized if not yet settled on January 1, 2005.

Financial statement presentation related to share based payments

(€ '000)

	FIRST HALF 2010		FIRST HALF 2009	
	TOTAL	VESTED PLANS	TOTAL	VESTED PLANS
Costs	**(670)**		**26,009**	
- connected to Equity Settled Plans[1]	*503*		*25,848*	
- connected to Cash Settled Plans[2]	*(1,173)*		*161*	
Debts for Cash Settled Plans	**3,733**	**1,072**	**7,671**	**5,177**
- of which Intrinsic Value		*147*		*3,168*

1. Significant reduction in costs is mainly due to the adjustment, related to not-achievement of performance conditions, reducing previous years costs estimate.
2. Reversal of costs is connected to the performance of the Pioneer Global Assets Management share in June 2010.

Part L - Segment Reporting

Part L - Segment Reporting

Organizational structure

The format for segment information reflects the organizational structure[1] currently used in management reporting for monitoring the Group's results, which is broken down into the following business segments: Retail, Corporate & Investment Banking, Private Banking, Asset Management and Central Eastern Europe (CEE). Starting from this period, the results of Poland are included in the respective business areas. The income statements of the previous periods have been restated to consider these changes in the perimeter.

Retail

The fundamental role of the UniCredit Group's Retail Strategic Business Area is to enable individuals, households and small business customers to satisfy their financial needs by offering them a complete range of high-quality, reliable products and services at competitive prices.

In addition to the three Italian commercial banks (**UniCredit Banca, UniCredit Banca di Roma** and **Banco di Sicilia**), the Retail SBA includes the retail business areas of **UniCredit Bank AG** in Germany, **UniCredit Bank Austria** in Austria and **Pekao** in Poland.

Furthermore, the Retail SBA includes **UniCredit Family Financing Bank**, the Group bank that specializes in consumer credit and residential mortgages, and that supports Retail banks with solutions that meet the many financing requirements of households.

Finally, the Retail SBA also includes Asset Gathering, the business area specializing in private retail customer deposits through the online channel and the network of financial consultants. Asset Gathering works through **FinecoBank** in Italy, **DAB Bank** in Germany and **DAT Bank** in Austria; these banks offer the banking and investment services of traditional banks, but set themselves apart by specializing in the online trading business and by their strong focus on technological innovation.

Corporate & Investment Banking (CIB)

Corporate & Investment Banking (CIB) targets the UniCredit Group's corporate and institutional customers with a matrix-based organizational model that calls for a clear separation of coverage and distribution areas (networks) from areas dedicated to the development of products and services (product lines).
Through the direct management of dedicated distribution networks (CIB Networks), foreign branches and representative offices in key financial centers and units dedicated to the cross-border development of business in coordination with the Group's banks that have not been divisionalized, CIB is capable of giving its customers access to major markets where the UniCredit Group has a presence by differentiating its product offerings as a function of the diverse customer segments served.
Competence centers at the Group level dedicated to product development (product lines) allow CIB to assist its customers during the various phases of the business cycle by providing support in ordinary business activities, in growth and internationalization projects and during potential restructuring periods using a broad range of dedicated financial products and services, from traditional lending operations and typical commercial banking services to more complex services with a greater added value.

CIB is broken down into the following product lines:

- **Financing & Advisory (F&A):** skill center specializing in all business areas related to corporate lending and advisory services. It is directly responsible for lending in terms of structuring deals and pricing for more complex products and more sophisticated customers, and in collaboration with the Networks, it provides supervision and guidelines for setting pricing for plain vanilla loans and core banking customers.
- **Markets:** competence center responsible for Rates, FX, Equities, Capital Markets activities and activities tied to the credit market. In addition, the Markets area includes the operations of Global Distribution and Corporate Treasury Sales (CTS), which are mainly dedicated to corporate and institutional customers.
- **Global Transaction Banking (GTB):** skill center specializing in Cash Management & eBanking products, Supply Chain Finance, Trade Finance, in complex transactions in the area of Structured Trade & Export Finance, and, lastly, in Global Securities Services.
- **Leasing:** responsible for coordinating all activities for the structuring, pricing and sale of leasing products in the Group by leveraging its own distribution Network, which operates in close cooperation with the banking Networks.

1. Between the end of 2008 and the beginning of 2009, the UniCredit Group made several changes to its organizational model that led to the establishment of three strategic areas ("Strategic Business Areas": (i) Retail, (ii) Corporate & Investment Banking and Private Banking and (iii) Global Banking Services (GBS), under the responsibility of three Deputy CEOs. The heads of the Asset Management and CEE Divisionalization Program report directly to the CEO.

Private Banking

The Private Banking business unit primarily targets high-net-worth individuals by providing advisory services and solutions for private banking using a comprehensive approach. The business unit operates through a network of private bankers located in the four main countries (Italy, Germany, Austria and Poland), in addition to a selective presence in certain offshore European markets (Switzerland, Luxembourg and San Marino).

Asset Management

Asset Management operates under the brand Pioneer Investments, the asset management company within the UniCredit Group specializing in the management of customer investments worldwide.
The business line, a partner of many leading international financial institutions, offers investors a broad range of innovative financial solutions, including mutual funds, hedge funds, asset management, portfolios for institutional investors and structured products.

Central Eastern Europe (CEE)

The CEE area comprises the businesses of the Group in the following 18 countries: Azerbaijan, Bosnia & Herzegovina, Bulgaria, Czech Republic, Croatia, Estonia, Hungary, Kazakhstan, Kyrgyzstan, Latvia, Lithuania, Romania, Russia, Serbia, Slovakia, Slovenia, Turkey and Ukraine. Being a Top-5-bank in around 10 of these countries, UniCredit is among the leaders in the region, offering a full range of products and services to retail and corporate customers.

Results by business segment are reported using the format of a condensed income statement in keeping with the Report on Operations.
The income statement by business segments was compiled by combining the income statements of the companies, or - where a company operates in more than one business - of the businesses forming a part of individual business lines, after applying their respective writedowns and adjusting for intra-group transactions.

The following rules were applied to determine the individual business segment results for subsidiaries with businesses in more than one segment (UniCredit SpA, UniCredit Bank Austria AG, UniCredit Bank AG, UniCredit Luxembourg SA, HVB Immobilien AG, HVB Global Asset Company LP, Geldilux SA) making it possible to integrate directly attributable income and expense:

- The refinancing cost of loans and revenue from use of funds gathered by business units was determined on the basis of the internal transfer rates defined by the relevant UCG policies.
- Capital was allocated to individual business units in proportion to risk-weighted assets and remunerated at 9.18% after tax.
- The costs incurred centrally on behalf of business units were allocated on the basis of actual consumption, while overhead costs were allocated mainly in proportion to the direct and indirect costs of individual business units with the exception of the Parent Company's governance costs, which are not allocated.

Comparative figures have been restated to take into account the following changes in business segments perimeters as well as the new method of disclosure of data on Poland: in particular, the move of Asset Gathering from Private Banking to Retail, and the incorporation of the former Corporate Banking and Markets & Investment Banking divisions into CIB.
See the Interim Report on Operations for comments on operations and results by business segment.

Part L - Segment Reporting (Continued)

A - Primary Segment

Segment Reporting by Business Segment - Year 2010

A.1 - Breakdown by business segment: income statement

(€ '000)

	RETAIL	CORPORATE & INVESTMENT BANKING (CIB)	PRIVATE BANKING	ASSET MANAGEMENT	CENTRAL EASTERN EUROPE (CEE)	PARENT COMPANY AND OTHER SUBSIDIARIES (CONSOLIDATION ADJUSTMENTS INCLUDED)	CONSOLIDATED GROUP TOTAL 06.30.2010
Net interest	2,892,728	3,485,357	111,900	2,962	1,595,876	(194,142)	7,894,681
Dividends and other income from equity investments	12,754	85,655	1,900	1,858	5,181	87,546	194,894
Net interest income	**2,905,482**	**3,571,012**	**113,800**	**4,820**	**1,601,057**	**(106,596)**	**8,089,575**
Net fees and commissions	2,166,079	1,031,831	304,746	405,125	566,925	(96,166)	4,378,540
Net trading, hedging and fair value income	(9,054)	521,986	2,035	(533)	34,217	69,279	617,930
Net other expenses/income	22,898	83,811	(279)	1,431	15,892	89,256	213,009
Net non-interest income	**2,179,923**	**1,637,628**	**306,502**	**406,023**	**617,034**	**62,369**	**5,209,479**
OPERATING INCOME	**5,085,405**	**5,208,640**	**420,302**	**410,843**	**2,218,091**	**(44,227)**	**13,299,054**
Payroll costs	(1,873,820)	(844,834)	(158,754)	(139,665)	(486,500)	(1,149,706)	(4,653,279)
Other administrative expenses	(2,012,585)	(943,191)	(125,957)	(91,524)	(452,028)	883,506	(2,741,779)
Recovery of expenses	164,894	9,666	3,262	6,348	180	24,541	208,891
Amortisation, depreciation and impairment losses on tangible and intangible assets	(81,429)	(25,910)	(4,218)	(17,085)	(100,664)	(401,324)	(630,630)
Operating expenses	**(3,802,940)**	**(1,804,269)**	**(285,667)**	**(241,926)**	**(1,039,012)**	**(642,983)**	**(7,816,797)**
OPERATING PROFIT	**1,282,465**	**3,404,371**	**134,635**	**168,917**	**1,179,079**	**(687,210)**	**5,482,257**
Goodwill impairment	-	-	-	-	-	(162,000)	(162,000)
Provision for risks and charges	(12,578)	(34,135)	(2,989)	(2,725)	(16,557)	(192,608)	(261,592)
Integration costs	(6,540)	(1,159)	(199)	916	(1,832)	(2,406)	(11,220)
Net writedowns of loans and provisions for guarantees and commitments	(974,567)	(1,786,603)	(1,967)	-	(691,207)	(52,366)	(3,506,710)
Net income from investments	7,203	54,697	(167)	(172)	19,175	26,516	107,252
PROFIT BEFORE TAX	**295,983**	**1,637,171**	**129,313**	**166,936**	**488,658**	**(1,070,074)**	**1,647,987**

The Condensed Income Statement by business segment has been reclassified as in the Interim Report on Operations.

A.2 - Breakdown by business segment: balance sheet amounts and RWA

(€ '000)

	RETAIL	CORPORATE & INVESTMENT BANKING (CIB)	PRIVATE BANKING	ASSET MANAGEMENT	CENTRAL EASTERN EUROPE (CEE)	PARENT COMPANY AND OTHER SUBSIDIARIES (CONSOLIDATION ADJUSTMENTS INCLUDED)	CONSOLIDATED GROUP TOTAL 06.30.2010
Balance Sheet Amounts							
LOANS AND RECEIVABLES WITH CUSTOMERS	**173,840,291**	**293,028,049**	**7,360,165**	**16,373**	**63,169,838**	**21,355,234**	**558,769,950**
DEPOSITS FROM CUSTOMERS	**177,339,671**	**112,732,082**	**23,994,749**	**-**	**51,043,541**	**25,781,273**	**390,891,316**
DEBT CERTIFICATES	**62,534,209**	**59,314,567**	**650,478**	**-**	**2,897,161**	**61,057,812**	**186,454,227**
TOTAL RISK WEIGHTED ASSETS (BASEL 2)	**75,237,344**	**266,760,098**	**4,912,028**	**1,967,633**	**76,230,578**	**33,939,025**	**459,046,705**

A.3 - Staff

	RETAIL	CORPORATE & INVESTMENT BANKING (CIB)	PRIVATE BANKING	ASSET MANAGEMENT	CENTRAL EASTERN EUROPE (CEE)	PARENT COMPANY AND OTHER SUBSIDIARIES (CONSOLIDATION ADJUSTMENTS INCLUDED)	CONSOLIDATED GROUP TOTAL 06.30.2010
STAFF (KFS group on a proportional basis)							
Employees (FTE)	62,595	15,820	3,062	1,913	41,931	26,426	151,748
STAFF (KFS group fully considered)							
Employees (FTE)	62,595	15,841	3,062	1,913	51,736	26,711	161,857

Segment Reporting by Business Segment - Year 2009

A.1 - Breakdown by business segment: income statement

(€ '000)

	RETAIL	CORPORATE & INVESTMENT BANKING (CIB)	PRIVATE BANKING	ASSET MANAGEMENT	CENTRAL EASTERN EUROPE (CEE)	PARENT COMPANY AND OTHER SUBSIDIARIES (CONSOLIDATION ADJUSTMENTS INCLUDED)	CONSOLIDATED GROUP TOTAL 06.30.2009
Net interest	3,713,378	4,414,514	184,549	5,894	1,481,265	(439,399)	9,360,201
Dividends and other income from equity investments	40,186	(6,101)	452	1,562	11,237	110,429	157,765
Net interest income	**3,753,564**	**4,408,413**	**185,001**	**7,456**	**1,492,502**	**(328,970)**	**9,517,966**
Net fees and commissions	1,946,510	791,451	273,077	333,219	517,230	(126,108)	3,735,379
Net trading, hedging and fair value income	46,415	247,779	5,954	4,487	359,387	271,362	935,384
Net other expenses/income	655	75,434	(1,760)	(1,639)	27,349	109,033	209,072
Net non-interest income	**1,993,580**	**1,114,664**	**277,271**	**336,067**	**903,966**	**254,287**	**4,879,835**
OPERATING INCOME	**5,747,144**	**5,523,077**	**462,272**	**343,523**	**2,396,468**	**(74,683)**	**14,397,801**
Payroll costs	(1,922,812)	(780,557)	(153,130)	(118,442)	(458,096)	(1,112,085)	(4,545,122)
Other administrative expenses	(2,094,677)	(950,637)	(127,681)	(98,257)	(396,759)	918,423	(2,749,588)
Recovery of expenses	169,253	8,816	3,180	6,837	136	23,148	211,370
Amortisation, depreciation and impairment losses on tangible and intangible assets	(76,041)	(17,728)	(4,078)	(15,956)	(101,334)	(391,343)	(606,480)
Operating expenses	**(3,924,277)**	**(1,740,106)**	**(281,709)**	**(225,818)**	**(956,053)**	**(561,857)**	**(7,689,820)**
OPERATING PROFIT	**1,822,867**	**3,782,971**	**180,563**	**117,705**	**1,440,415**	**(636,540)**	**6,707,981**
Goodwill impairment	-	-	-	-	-	-	-
Provision for risks and charges	(57,170)	(54,092)	(7,605)	119	(16,640)	(87,944)	(223,332)
Integration costs	(73,549)	(215,973)	(317)	(12,683)	(2,078)	(4,175)	(308,775)
Net writedowns of loans and provisions for guarantees and commitments	(1,016,128)	(2,169,396)	(4,981)	-	(707,298)	(183,086)	(4,080,889)
Net income from investments	(6,307)	(120,388)	378	18,210	5,972	(63,979)	(166,114)
PROFIT BEFORE TAX	**669,713**	**1,223,122**	**168,038**	**123,351**	**720,371**	**(975,724)**	**1,928,871**

The Condensed Income Statement by business segment has been reclassified as in the Interim Report on Operations.

A.2 - Breakdown by business segment: balance sheet amounts and RWA

(€ '000)

	RETAIL	CORPORATE & INVESTMENT BANKING (CIB)	PRIVATE BANKING	ASSET MANAGEMENT	CENTRAL EASTERN EUROPE (CEE)	PARENT COMPANY AND OTHER SUBSIDIARIES (CONSOLIDATION ADJUSTMENTS INCLUDED)	CONSOLIDATED GROUP TOTAL 12.31.2009
Balance Sheet Amounts							
LOANS AND RECEIVABLES WITH CUSTOMERS	**175,028,752**	**294,980,031**	**7,396,362**	**80**	**58,084,145**	**29,496,645**	**564,986,015**
DEPOSITS FROM CUSTOMERS	**181,549,389**	**105,236,905**	**28,299,226**	**-**	**47,649,978**	**18,887,792**	**381,623,290**
DEBT CERTIFICATES	**63,658,885**	**44,705,672**	**398,931**	**-**	**2,921,884**	**103,087,505**	**214,772,877**
TOTAL RISK WEIGHTED ASSETS (BASEL 2)	**75,014,497**	**265,756,067**	**4,728,528**	**1,771,650**	**69,612,719**	**35,436,365**	**452,319,824**

A.3 - Staff

	RETAIL	CORPORATE & INVESTMENT BANKING (CIB)	PRIVATE BANKING	ASSET MANAGEMENT	CENTRAL EASTERN EUROPE (CEE)	PARENT COMPANY AND OTHER SUBSIDIARIES (CONSOLIDATION ADJUSTMENTS INCLUDED)	CONSOLIDATED GROUP TOTAL 12.31.2009
STAFF (KFS group on a proportional basis)							
Employees (FTE)	63,827	16,302	3,112	1,962	42,627	27,165	154,995
STAFF (KFS group fully considered)							
Employees (FTE)	63,827	16,320	3,112	1,962	52,388	27,453	165,062

Annexes

Annex 1 - Definition of Terms and Acronyms

ABCP Conduits - Asset Backed Commercial Paper Conduits
Asset Backed Commercial Paper Conduits are a type of "SPV - Special Purpose Vehicle" (q.v.) set up to securitize various types of assets and financed by Commercial Paper (q.v.).

Commercial Paper generally matures in 270 days, with payment of principal and interest depending on the cash flow generated by the underlying assets. ABCP Conduits may be single-sellers or multi-sellers according to the number of issues they make. Conduits generally require several SPVs. The first-level vehicles issue the Commercial Paper and finance one or more second-level vehicles or Purchase Companies (q.v.) which purchase the assets to be securitized.

An ABCP Conduit will have the following:
- issues of short-term paper creating a maturity mismatch between the assets held and the paper issued;
- liquidity lines covering the maturity mismatch; and
- security covering default risk in respect of both specific assets and the entire program.

ABS - Asset Backed Securities
Debt securities, generally issued by a "SPV - Special Purpose Vehicle" (q.v.) guaranteed by assets of various types such as mortgage loans, consumer credits, credit card receivables, etc. Principal and interest payments are subject to the performance of the securitized assets and the existence of any further security guaranteeing the bond. ABSs are divided into tranches (senior, mezzanine and junior) according to the priority with which principal and interest will be paid.

Absorbed capital
Absorbed capital is the capital required to cover business risks. It is the higher between the regulatory capital (which is obtained by multiplying risk-weighted assets by the target core tier 1 ratio) and the internal capital, which represents the total amount of capital the entire Group sets aside as a buffer against potential losses and needs to support its business activities and all positions held. Internal capital is the sum of the aggregated economic capital and a cushion that considers the effects of the cycle and model risk.

Acquisition Finance
Finance for business acquisition operations. The most common form of Acquisition Finance is the leveraged buy-out (see Leveraged Finance).

Affluent
Banking customer segment whose available assets for investment are regarded as moderate to high.

ALM - Asset & Liability Management
Integrated management of assets and liabilities, designed to allocate resources in such a manner as to optimize the risk/return ratio.

ALT-A (residential mortgages)
Mortgages whose borrowers, while not subject to the significant repayment problems of those described as Subprime (q.v.), have a risk profile with high loan-to-value and installment-to-income ratios or incomplete documentation of the debtor's income.

Alternative investment
Alternative investments cover a wide range of forms of investment, including investments in Private Equity (q.v.) and Hedge Funds (q.v.).

Asset allocation
Decisions to invest in markets, geographical areas, sectors or products.

Asset management
Activities of management of the financial investments of third parties.

ATM - Automated Teller Machine
Automated machine that allows customers to carry out operations such as withdrawing cash, paying in cash or checks, requesting account information, paying utility bills, topping up mobile phone credits, etc.

The customer activates the terminal by inserting a smart card and entering his/her Personal Identification Number.

Audit
Process of controlling a company's activities and accounting, carried out either by an internal body (internal audit) or by an external firm of auditors (external audit).

Banking book
Used in relation to financial instruments, particularly securities, this term identifies the portion of such portfolios intended for "proprietary" activities.

Basel 2
New international capital agreement redefining the guidelines for determining the minimum capital requirements for banks.
The new prudential regulations, which came into force in Italy in 2008, are based on three pillars.
- **Pillar 1:** while the objective of a level of capitalization equivalent to 8% of the risk-weighted exposures remains unchanged, a new set of rules has been defined for measuring the typical risks associated with banking and financial activities (credit risk, counterparty risk, market risk and operating risk) which provides for alternative calculation methods characterized by different levels of complexity, with the ability to use internally developed models subject to prior authorization by the Regulatory Authority;
- **Pillar 2:** this requires the banks to have processes and tools for determining the adequate level of total internal capital (Internal Capital Adequacy Assessment Process - ICAAP) for covering all types of risk, including risks other than those covered by the overall capital requirement (Pillar 1), within the framework of an evaluation of current and future exposure that takes account of strategies and of changes in the reference context. It is the Regulatory Authority's task to examine the ICAAP process, formulate an overall judgment and, where necessary, apply the appropriate corrective measures;
- **Pillar 3:** this introduces obligations to publish information concerning capital adequacy, exposure to risks, and the general characteristics of the systems used for identifying, measuring and managing those risks.

Best practice
Behavior commensurate with the most significant experience and/or the best level of knowledge achieved in relation to a given technical or professional field.

Budget
Statement forecasting the future costs and revenues of a business.

CBO - Collateralized Bond Obligations
CDO - Collateralized Debt Obligations (q.v.) with bonds as underlyings.

CCF - Credit Conversion Factor
Ratio between (a) the unused portion of the line of credit that it is estimated may be used in the event of default and (b) the portion currently unused.

CDO - Collateralized Debt Obligations
Bonds issued by a vehicle with loans, bonds, ABS - Asset Backed Securities (q.v.) or other CDOs as underlyings. CDOs make it possible to derecognize assets in the bank's balance sheet and also to arbitrage the differences in yield between the securitized assets and the bonds issued by the vehicle.

CDOs may be funded if the vehicle legally acquires title to the assets or unfunded if the vehicle acquires the underlying risk by means of a CDS - Credit Default Swap (q.v.) or similar security.

These bonds may be further subdivided as follows:
- **CDOs of ABSs,** which in turn have tranches of ABSs as underlyings.
- **Commercial Real Estate CDOs (CRE CDOs),** with commercial property loans as underlyings.
- **Balance Sheet CDOs** which enable the Originator (q.v.), usually a bank, to transfer its credit risk to outside investors, and, where possible under local law and supervisory regulations, to derecognize the assets from its balance sheet.
- **Market Value CDOs** whereby payments of interest and principal are made not only out of cash flow from the underlying assets, but also by trading the instruments. The performance of the notes issued by the vehicle thus depends not only on the credit risk, but also on the market value of the underlyings.
- **Preferred Stock CDOs** with hybrid debt/equity instruments or Preference shares (q.v.) issued by financial institutions.
- **Synthetic Arbitrage CDOs** which arbitrage the differences in yield between the securitized assets acquired synthetically by means of derivatives and the bonds issued by the vehicle.

Annex 1 - Definition of Terms and Acronyms (Continued)

CDS - Credit Default Swap
A derivative in which a seller of protection engages, for a fee, to pay the buyer of protection a fixed amount should a certain event indicating a deterioration of the creditworthiness of a reference entity occur.

CGU - Cash Generating Unit
A cash-generating unit is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets.

CLO - Collateralized Loan Obligations
CDO - Collateralized Debt Obligations (q.v.) with loans made by authorized lenders such as commercial banks as underlyings.

CMBS - Commercial Mortgage Backed Securities
ABS - Asset Backed Securities (q.v.) with commercial mortgages as underlyings.

Commercial Paper
Short-term securities issued to raise funds from third-party subscribers as an alternative to other forms of debt.

Consumer ABS
ABS (q.v.) in which the collateral consists of consumer credits.

Core Tier 1 Capital
Tier 1 Capital (q.v.), net of hybrid instruments. It is the bank's tangible capital.

Core Tier 1 Capital Ratio
Indicates ratio between the bank's Core Tier 1 Capital and its risk-weighted assets (see the Glossary entry "RWA").

Corporate
Customer segment consisting of medium to large businesses.

Cost/Income Ratio
The ratio between operating expenses and operating income. It is one of the main key performance indicators of the bank's efficiency: the lower the ratio, the more efficient the bank.

Cost of risk
The ratio between loan loss provisions and loans and receivables with customers. It is one of the indicators of the bank assets' level of risk: the lower the ratio, the less risky the bank assets.

Covered bond
A bond which, as well as being guaranteed by the issuing bank, may also be covered by a portfolio of mortgages or other high-quality loans transferred, to this end, to a suitable SPV - Special Purpose Vehicle (q.v.).

Credit risk
The risk that an unexpected change in the creditworthiness of a counterparty, the value of the guarantees provided by it or the margins used by it in the event of insolvency might produce an unexpected change in the value of the bank's credit position.

Covenant
A loan agreement clause whereby the lender is entitled to restructure or call in the loan on occurrence of the events specified in the clause, which ties changes in the borrower's profits and financial situation to events of default or restructuring (modifying e.g. the repayment schedule or the interest rate charged).

Default
A party's declared inability to honor its debts and/or the payment of the associated interest.

Deteriorated credits
Credits are subjected to periodic examination in order to identify those which, following events occurring after their entry in the accounts (at the market value, normally equal to the disbursed amount including the transaction costs and revenues directly attributable to the provision of the credit), show objective signs of a possible loss of value. This category includes credits that have been classed as bad, doubtful, restructured or overdue, in accordance with the Banca d'Italia rules consistent with IAS/IFRS (q.v.).

Duration
This is generally calculated as the weighted average of the maturities for payment of the interest and capital associated with a bond, and represents an indicator of the interest rate risk to which a security or a bond portfolio is subject.

EAD - Exposure at Default
Relating to the on-balance and off-balance sheet positions, EAD is defined as the estimation of the future value of an exposure at the time of the debtor's default. Only banks that meet the requirements for adopting the IRB - Internal Rating Based (q.v.) advanced approach are allowed to estimate EAD (q.v.). Other banks are required to refer to regulatory estimations.

Economic capital
Capital level that is required to cover the bank's losses that may occur with at a time horizon of one year and a certain probability or confidence level. Economic Capital is a measure of the variability of the Expected Loss of the portfolio and depends on the degree of diversification of the portfolio itself.

EPS - Earnings Per Share
An indicator of a company's profitability calculated as: Net Profit divided by Average total outstanding shares (excluding treasury shares)

EVA - Economic Value Added
Expresses the ability to create value in monetary terms. EVA is equal to the difference between the Net Operating Profit After Tax NOPAT - Net Operating Profit After Tax (q.v.) and the cost of the invested capital.

Factoring
Contract for the sale without recourse (with credit risk borne by the buyer) or with recourse (with credit risk borne by the seller) of commercial credits to banks or specialist companies, for the purposes of management and collection. May be associated with financing in favor of the seller.

Fair value
The sum for which, in a freely competitive market, an item can be exchanged or a liability extinguished between aware and independent parties.

FINREP
Document issued by the Committee of European Banking Supervisors (CEBS). The Committee gives advice to the European Commission on policy and regulatory issues related to banking supervision; it also promotes cooperation and convergence of supervisory practice across the European Union. The objective of FINREP is to provide guidelines for implementation of the consolidated Financial Reporting framework for supervisory purposes; it is based on International Financial Reporting Standards (IFRSs).

Forwards
Forward contracts on interest rates, exchange rates or share indices, generally traded on "OTC - Over-the-Counter" (q.v.) markets, in which the conditions are fixed when the contract is agreed but execution will take place at a predetermined future date, by means of the collection or payment of differentials calculated with reference to various parameters according to the subject of the contract.

FRA - Forward Rate Agreement
Contract whereby the parties agree to receive (pay) at maturity the difference between the value calculated by applying a predetermined interest rate to the transaction amount and the value obtained on the basis of the level reached by a reference rate preselected by the parties.

Annex 1 - Definition of Terms and Acronyms (Continued)

FTE - Full Time Equivalent
The number of a company's full-time employees. Part-time employees are considered on a pro-rata temporis basis.

Funding
Provision, in various forms, of the funds necessary to finance business activities or particular financial transactions.

Futures
Standardized contracts whereby the parties undertake to exchange money, transferable securities or goods at a preset price at a future date. These contracts are traded on regulated markets, where their execution is guaranteed.

Goodwill
The additional sum paid for the acquisition of an equity interest, equal to the difference between the cost and the corresponding share of net assets, for the portion not attributable to the identifiable assets of the acquired company.

Hedge Fund
Speculative mutual investment fund adopting hedging techniques which generally are not used by ordinary mutual funds, in order to deliver a constant performance, which is only hardly linked to reference markets. Hedge Funds are distinguished by a limited number of partners and require a high minimum level of investment.

IAS/IFRS
International accounting standards issued by the International Accounting Standard Board (IASB), a private international body established in April 2001, involving representatives of the accounting professions of the principal countries and, as observers, the European Union, IOSCO (International Organization of Securities Commissions) and the Basel Committee. This body is the successor of the International Accounting Standards Committee (IASC), set up in 1973 to promote harmonization of the rules for the preparation of company accounts. When the IASC became the IASB, it was decided, among other things, to name the new accounting principles "International Financial Reporting Standards" (IFRS).
At international level, work is currently underway to harmonize the IAS/IFRS with the US GAAP - United States Generally Accepted Accounting Principles (q.v.).

ICAAP - Internal Capital Adequacy Assessment Process
See "Basel 2 - Pillar 2".

Impairment
Within the framework of the IAS/IFRS (q.v.), this refers to the loss of value of a balance sheet asset, recorded when the balance sheet value is greater than the recoverable value, i.e. the sum that can be obtained by selling or using the asset.

Index linked
Policies whose performance at maturity depends on a benchmark parameter that may be a share index, a basket of securities or another indicator.

Investment banking
Banking segment devoted to the subscription and placement of newly issued securities, as well as the trading of financial instruments.

Investor
Any entity other than the Sponsor (q.v.) or Originator (q.v.) with exposure to a securitization.

IRB - Internal Rating Based
Method for determining the capital needed to cover credit risk within the framework of Pillar 1 of Basel 2 (q.v.). The rules are applied to the exposures of the banking portfolio. Furthermore, in the IRB methods the risk weightings of the assets are determined on the basis of the bank's own internal evaluations of the debtors (or, in some cases, of the transactions). Using systems based on internal ratings, the banks determine the weighted risk exposure. The IRB methods consist of a basic method and an advanced method, which differ in terms of the risk parameters that the bank must estimate: in the basic

method, the banks use their own estimates for "PD - Probability of Default" and the regulatory values for the other risk parameters; in the advanced method, the banks use their own estimates for " PD - Probability of Default ", "LGD - Loss Given Default", "CCF - Credit Conversion Factors" and, where provided for, "M - Maturity" (q.v.). The use of IRB methods for the calculation of capital requirements is subject to authorization from Banca d'Italia.

IRS - Interest Rate Swap
See "Swap".

Joint venture
Agreement between two or more companies for the conduct of a given economic activity, usually through the constitution of a joint stock company.

Junior, Mezzanine and Senior exposures
In a securitization transaction, the exposures may be classified as follows:
- **junior** exposures are the last to be repaid, and consequently absorb the first loss produced by the securitization transaction;
- **mezzanine** exposures are those with medium repayment priority, between senior and junior;
- **senior** exposures are the first to be repaid.

Ke
The cost of equity is the minimum return on investment required by the shareholder. It is the sum of a risk-free rate and an additional spread remunerating the shareholder for the credit risk and the volatility of the share price. The cost of capital is based on medium-long term averages of market parameters.

Lead Arranger
The bank responsible for arranging a securitization. The arranger's duties include checking the quality and quantity of the assets to be securitized, conducting relations with rating agencies, drawing up the prospectus and dealing with accounting and legal problems.

Leasing
Contract whereby one party (the lessor) grants to another party (the lessee) for a given period of time the enjoyment of an asset purchased or built by the lessor at the choice and on the instructions of the lessee, with the latter having the option of acquiring ownership of the asset under predetermined conditions at the end of the leasing contract.

Leveraged Finance
Loans provided mainly to Private Equity funds in order to finance the acquisition of a company through a financial transaction based on the cash flow generation capacity of such target company. This can result in a higher level of debt and therefore a higher level of risk. Leveraged finance may be syndicated.

LGD - Loss Given Default
Expected value (which may be conditional upon adverse scenarios) of the ratio, expressed as a percentage, between the loss giving rise to the default and the amount of exposure at the time of the default ("EAD - Exposure At Default", q.v.).

Liquidity risk
The risk of the company being unable to meet its payment commitments due to the inability to mobilize assets or obtain adequate funding from the market (funding liquidity risk) or due to the difficulty/impossibility of easily liquidating positions in financial assets without significantly and unfavorably affecting the price because of insufficient depth or temporary malfunction of the financial market (market liquidity risk).

Mark-up
Positive differential with respect to a benchmark index, generally an interbank rate, applied to the lending rate offered to customers.

Market risk
The effect that changes in market variables might have on the economic value of the Group's portfolio, where this includes both the assets held in the trading book and those entered in the banking book, or the operations connected with the characteristic management of the commercial bank and its strategic investment choices.

Annex 1 - Definition of Terms and Acronyms (Continued)

M - Maturity
The average, for a given exposure, of the residual contractual maturities, each weighted for the relevant amount.

Medium Term Note
Bond with a maturity of between 5 and 10 years.

Merchant banking
This term covers activities such as the subscription of securities - shares or debt instruments - by corporate customers for subsequent placement on the market, the taking of more permanent equity interests but always with a view to subsequent disposal, and the conduct of business consultancy activities for the purposes of mergers and acquisitions or restructurings.

Monoline Insurers
Insurance companies that insure only one kind of risk. Against payment of premium they guarantee the repayment of principal and interest of bonds - usually "ABS - Asset Backed Securities" (q.v.) or US municipal bonds - on default by the issuer, which enables the guaranteed bond to obtain a better rating than similar unguaranteed issues.

NOPAT - Net Operating Profit After Tax
Net operating profit remaining after the deduction of taxes.

Operating risk
The risk of losses due to errors, violations, interruptions, damages caused by internal processes, personnel or systems, or by external events. This definition includes legal and compliance risk, but excludes strategic and reputational risk.
For example, operating risks include losses deriving from internal or external fraud, employment contracts and employment protection regulations, customer claims, distribution of products, fines and other sanctions arising from breaches of regulations, damages to the company's assets, interruption of operations, malfunction of systems and the management of processes.

Option
The right, but not the commitment, acquired by the payment of a premium, to buy (call option) or sell (put option) a financial instrument at a given price (strike price) by or at a determined future date (American option / European option).

Originator
The entity that originated the assets to be securitized or acquired them from others.

OTC - Over the counter
Over-the-counter (OTC) trading consists of the exchange of financial instruments such as shares, bonds, derivatives or goods directly between two counterparties. The OTC markets do not have standardized contracts or buying/selling procedures and are not associated with a set of rules (admissions, controls, obligations of information, etc.) like those that govern the official markets.

Overcollateralization
The value of the assets underlying the bonds issued is higher than the amount of the bonds.

Payout ratio
Indicates the percentage of net income that is distributed to shareholders. The percentage distributed is determined mainly on the basis of the company's self-financing needs and the return expected by shareholders.

PD - Probability of Default
Probability of a counterparty entering into a situation of "default" (q.v.) within a time horizon of one year.

POS - Point of Sale
The Point of Sale (POS) is an application in use at commercial businesses, which allows to accept payments by credit, debit and prepaid cards thanks to a direct connection to the bank's IT center.

Preference shares
Capital instruments that associate forms of remuneration tied to market rates with particularly pronounced subordination conditions, such as non-recovery in subsequent years of the interest not paid by the bank and bearing a share of its losses in the event that these produce a significant reduction in the capital requirements. The regulatory authorities set the conditions under which preference shares may be counted among the core capital of banks and banking groups.

Private banking
Financial services aimed at so-called "high-end" private customers for the global management of financial needs.

Private equity
Investments in the risk capital of companies, generally unlisted but with high growth potential and the ability to generate constant cash flows. Investments in private equity include a wide range of operations that vary according to both the development phase of the company concerned and the investment techniques used. These techniques include closed-end private equity funds.

Purchase Companies
Vehicle used by "ABCP Conduits - Asset Backed Commercial Paper Conduits" (q.v.) to purchase the assets to be securitized and subsequently financed by the Conduit vehicle by means of commercial paper.

RARORAC - Risk Adjusted Return On Risk Adjusted Capital
This is the ratio between EVA - Economic Value Added" (q.v.) and allocated/absorbed capital and represents the value created per each unit of risk taken.

Rating
Evaluation of the quality of a company or its issues of debt securities on the basis of the company's financial soundness and prospects. This evaluation is made either by specialist agencies or by the bank on the basis of internal models.

Retail
Customer segment consisting principally of private individuals, self-employed professionals, traders and artisans.

RMBS - Residential Mortgage Backed Securities
Asset Backed Securities (q.v.) with residential mortgages as underlyings.

RWA - Risk Weighted Assets
On-balance sheet assets and off-balance sheet assets (derivatives and guarantees) classified and weighted by different coefficients referring to risks, following banking rules issued by local Supervisors (i.e. Banca d'Italia, Bafin, etc.), to calculate solvency ratios.

Securitization
Transfer of a portfolio of assets to a "SPV - Special Purpose Vehicle" (q.v.) and the issue of securities with various levels of seniority to meet any default by the underlying assets.

Securitizations can be:
- **traditional:** method of securitization whereby transfer of the assets is by means of sale of the portfolio to the "SPV - Special Purpose Vehicle" (q.v.);
- **synthetic:** method of securitization whereby the transfer of assets is by means of credit derivatives or similar security enabling the risk of the portfolio to be transferred.

Annex 1 - Definition of Terms and Acronyms (Continued)

Sensitivity
The greater or lesser degree of sensitivity with which certain assets or liabilities react to changes in rates or other reference parameters.

Sponsor
An entity other than the Originator (q.v.) which sets up and manages an ABCP conduit or other securitization scheme where assets are acquired from a third entity for securitization.

SPV - Special Purpose Vehicles
An entity - partnership, limited company or trust - set up to carry out a set object, such as isolating financial risk or obtaining special regulatory or tax treatment for specific portfolios of financial assets.

SPV's operations are accordingly limited by a set of rules designed for this purpose.

In general SPVs' sponsors (q.v.) do not hold equity in them. The equity is held by other entities in order to ensure that there is no shareholder relationship with the Sponsor (q.v.). SPVs are usually bankruptcy-remote, in that their assets cannot be claimed by the creditors of the sponsor, even if the latter becomes insolvent.

Subprime (Residential Mortgages)
Although Subprime has no univocal definition, this category includes mortgages granted to borrowers who have had repayment difficulties in the past, e.g. delayed installments, insolvency or bankruptcy, or who are more likely to default than the average due to high loan-to-value and installment-to-income ratios.

Swap
A transaction that generally consists of the exchange of financial streams between operators according to different contractual arrangements.

In the case of an interest rate swap (IRS), the counterparties exchange payment streams that may or may not be linked to interest rates, calculated on a notional principal amount (for example, one counterparty pays a stream on the basis of a fixed rate, while the other does so on the basis of a variable rate).

In the case of a currency swap, the counterparties exchange specific amounts in two different currencies, with these amounts being exchanged back in due course according to predefined arrangements that may concern both the capital (notional) and the streams of interest payments.

Tier 1 Capital
The most reliable and liquid part of a bank's capital, as defined by regulatory rules.

Tier 1 Capital Ratio
The percentage of a bank's Tier 1 Capital to its risk weighted assets "RWA - Risk Weighted Assets" (q.v.).

Tier 2 Capital
Tier 2 capital is a measure of a bank's financial strength with regard to the second most reliable form of financial capital from a regulatory point of view. It is composed of supplementary capital, which is overall categorized as revaluation reserves, hybrid instruments and subordinated term debt.

Total Capital Ratio
The percentage of a bank's Tier 1 and Tier 2 Capital to its risk weighted assets "RWA - Risk Weighted Assets" (q.v.).

UCI - Undertaking for Collective Investment
This term includes "UCITS" (q.v.) and other collective investment Funds (real estate collective investment funds, closed-end investment funds).

UCITS - Undertaking for Collective Investment in Transferable Securities
This term covers open-end real estate investment funds, both Italian and foreign, and investment companies with variable capital. The latter are joint stock companies that have the sole purpose of collective investment of the assets gathered through a public offer of their own shares.

US GAAP - United States Generally Accepted Accounting Principles
Accounting principles issued by the FASB (Financial Accounting Statement Board), generally accepted in the USA.

VaR - Value at Risk
A method used for quantifying risk. It measures potential future losses which will not be exceeded within a specified period and with a specified probability.

Vintage
The year of issue of the collateral underlying bonds created by securitization. In the case of subprime mortgages this information is an indicator of the riskiness of the bond, since the practice of granting mortgages to subprime borrowers became significant in the US starting in 2005.

Warehousing
A stage in the preparation of a securitization transaction whereby an "SPV - Special Purpose Vehicle" (q.v.) acquires assets for a certain period of time until it reaches a sufficient quantity to be able to issue an ABS.

Nikola Vujačić,
Victoria Group
Corporate Banking Client - Serbia

«Our slogan at Victoria Group is "One step ahead." Life is easier and simpler when we have a confident partner beside us who can support our business and who reflects our slogan.»

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Certification

Condensed Interim Consolidated Financial Statements Certification
pursuant to art. 81-ter of Consob Regulation no. 11971 of May 14, 1999, as amended

1. The undersigned Alessandro Profumo (as Chief Executive Officer) and Marina Natale (as the Manager Charged with preparing the financial reports), of UniCredit SpA, taking into consideration Art. 154-bis (subparagraph 3 and 4) of Italian Legislative Decree February 24th 1998 n.58, do hereby **certify:**
   - the adequacy in relation to the Legal Entity features and
   - the actual application

   of the administrative and accounting procedures employed to draw up 2010 Condensed Interim Consolidated Financial Statements.

2. The adequacy of administrative and accounting procedures employed to draw up 2010 Condensed Interim Consolidated Financial Statements has been evaluated applying a Model defined by UniCredt SpA coherent with "Internal Controls – Integrated Framework" (CoSO) and "Control Objective for IT and Related Technologies" (Cobit), which represent international commonly accepted standards for internal control system.

3. The undersigned also **certify** that:
   3.1 The 2010 Condensed Interim Consolidated Financial Statements:
      a) were prepared in compliance with applicable international accounting standards recognized by the European Community pursuant to European Parliament and Council Regulation no.1606/2002 of 19 July 2002;
      b) correspond to results of the books and accounts records;
      c) were prepared according to Art. 9 of the Legislative Decree N.38/05 and are suitable to provide a fair and correct representation of the situation of the assets and liabilities, the economic and financial situation of the issuer and the group of companies included in the scope of consolidation.

   3.2 The Interim Report on Operations shall contain a reliable analysis of the more significant events occurring in the first six months of the financial year and their impact on the Condensed Interim Consolidated Financial Statements, together with a description of the main risks and uncertainties faced in the remaining six months of the year. The Condensed Interim Consolidated Financial Statements shall contain a reliable analysis of information on significant related party transactions.

Milan, August 3, 2010

Alessandro Profumo



Marina Natale



Mladen Cvijetić,
Milcodoo Trn
Retail Client
Bosnia and Herzegovina

«For many years, I have been using revolving loans from UniCredit Bank Banja Luka. Last year, my company needed to provide immediate guarantees to a new supplier in Serbia. Unfortunately, at that time I was on a business trip to the Czech Republic. My bank advisor suggested that he contact my supplier and issue him a letter of intent from the bank. Thanks to our mutual trust, my business suffered no loss.»

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Report of External Auditors



KPMG S.p.A.
Revisione e organizzazione contabile
Via Vittor Pisani, 25
20124 MILANO MI

Telefono +39 02 6763.1
Telefax +39 02 67632445
e-mail it-fmauditaly@kpmg.it

(Translation from the Italian original which remains the definitive version)

Review report

To the shareholders of
UniCredit S.p.A.

1 We have reviewed the condensed interim consolidated financial statements comprising the balance sheet, income statement, statement of comprehensive income, statement of changes in equity, statement of cash flows and notes thereto of the UniCredit Group as at and for the six months ended 30 June 2010. The parent's directors are responsible for the preparation of these condensed interim consolidated financial statements in accordance with IAS 34, "Interim Financial Reporting", endorsed by the European Union. Our responsibility is to prepare this report based on our review.

2 We conducted our review in accordance with Consob (the Italian Commission for Listed Companies and the Stock Exchange) guidelines set out in Consob resolution no. 10867 dated 31 July 1997. The review consisted primarily of the collection of information relating to the captions of the condensed interim consolidated financial statements and the consistency of application of the accounting policies through discussions with company directors and analytical procedures applied to the financial data presented in such condensed interim consolidated financial statements. The review excluded such audit procedures as tests of controls and verification or validation of assets and liabilities and is significantly less than an audit performed in accordance with generally accepted auditing standards. As a consequence, contrary to our report on the annual consolidated financial statements, we do not express an audit opinion on the condensed interim consolidated financial statements.

The condensed interim consolidated financial statements present the corresponding figures included in the annual consolidated and condensed interim consolidated financial statements of the previous year for comparative purposes. As disclosed in the notes, the parent's directors have restated some of the corresponding figures included in the prior year condensed interim consolidated financial statements We reviewed such financial statements and issued our report thereon on 27 August 2009. We have examined the methods used to restate the corresponding figures and related disclosures for the purposes of preparing our report on the condensed interim consolidated financial statements at 30 June 2010.

With regard to the corresponding figures of the previous year annual consolidated financial statements included in the condensed interim consolidated financial statements, reference should be made to our report dated 31 March 2010.

3 Based on our review, nothing has come to our attention that causes us to believe that the condensed interim consolidated financial statements of the UniCredit Group as at and for the six months ended 30 June 2010 have not been prepared, in all material respects, in conformity with IAS 34, "Interim Financial Reporting", endorsed by the European Union.

Milan, 25 August 2010

KPMG S.p.A.

(signed on the original)

Mario Corti
Director of Audit

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Printed: Grafiche Milani Segrate (Milan)
September 2010

At UniCredit Group, we are aware of the environmental impact of our business activities and strive to always factor environmental sustainability into our strategic decisions.

In 2010, we are seeking to offset the greenhouse gas emissions associated with the publication of our Consolidated Interim Report as at March 31, 2010 and September 30, 2010 and Consolidated First Half Financial Report as at June 30, 2010 by contributing to reforestation projects in Italy.

For the Consolidated Interim Report as at March 31, 2010 and September 30, 2010 and Consolidated First Half Financial Report as at June 30, 2010, we worked to offset related emissions in association with AzzeroCO_2


AzzeroCO2
®

Prodotto compensato tramite forestazione in Italia.


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